Form 20-F
period 2024-09-30
Autozi Internet Technology (Global) Ltd.
filed 2025-01-27
CIK 1959726

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report for the transition period from ____________to ____________

Commission file number: 001-41671

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Building B09

Intelligence Park No. 26 Yongtaizhuang North Road

Haidian District, Beijing, China

+86 13810709967

(Address of principal executive offices)

Houqi Zhang, Chief Executive Officer

Tel: +86 13810709967

Email: houqi.zhang@autozi.com

Building B09

Intelligence Park No. 26 Yongtaizhuang North Road

Haidian District, Beijing, China

+86 13810709967(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol (s)	Name of Each Exchange on Which Registered
Class A ordinary shares, par value US$0.000001	AZI	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of September 30, 2024, the issuer had 70,386,100 Class A ordinary shares and 34,595,100 Class B ordinary shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically on its corporate Web site, if any, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F (this “Annual Report”) contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to, among other things:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	the expected growth of the lifecycle automotive service industry in China;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding our bases of customers;

●	competition in our industry;

●	our plans to invest in our products and services “NEV” refers to new energy vehicle; and

We caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information—D. Risk Factors.” Those risks are not exhaustive. We operate in an evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

ii

INTRODUCTION

Unless otherwise indicated, numerical figures included in this Annual Report have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

For the sake of clarity, this Annual Report follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them. Certain market data and other statistical information contained in this Annual Report are based on information from independent industry organizations, publications, surveys and forecasts. Some market data and statistical information contained in this Annual Report are also based on management’s estimates and calculations, which are derived from our review and interpretation of the independent sources listed above, our internal research and our knowledge of the PRC information technology industry. While we believe such information is reliable, we have not independently verified any third-party information and our internal data has not been verified by any independent source.

●	“China” or the “PRC”, in each case, refers to the People’s Republic of China, excluding, for the purpose of this report only, Hong Kong, Macau and Taiwan. The term “Chinese” has a correlative meaning for the purpose of this report. When used in the case of laws and regulations, of “China” or “the PRC”, it refers to only such laws and regulations of mainland China;

●	“Class A ordinary shares” refer to our Class A ordinary shares, par value US$0.000001 per share;

●	“Class B ordinary shares” refer to our Class B ordinary shares, par value US$0.000001 per share;

●	“EIT” refers to enterprise income tax;

●	“Hong Kong” refers to Hong Kong Special Administrative Region in the PRC;

●	“Hong Kong subsidiary” refers to Autozi Internet Technology (HK) Limited;

●	“NEV” refers to new energy vehicle;

●	“operating subsidiaries” refers to the Company’s subsidiaries that operate the Company’s business in the PRC, including Autozi Internet Technology Co., Ltd. and seven first-level subsidiaries[1] owned by Autozi Internet Technology Co., Ltd.;

●	“ordinary shares” or “shares” refer to our Class A ordinary shares and Class B ordinary shares;

●	“PRC subsidiaries” refers to the Company’s subsidiaries incorporated in the PRC, including Autozi Investment Management (Anhui) Co., Ltd., Autozi Investment (Hainan) Co., Ltd., Beijing Autozi Management Consulting Service Co., Ltd., Autozi Internet Technology Co., Ltd. and 14 subsidiaries[2] directly or indirectly controlled by Autozi Internet Technology Co., Ltd.;

●	“R&D” refers to research and development;

●	“RMB” and “Renminbi” refer to the legal currency of mainland China;

●	“SEC” refers to the Securities and Exchange Commission;

●	“the Company” or “our Company” refers to Autozi Internet Technology (Global) Ltd., a Cayman Islands exempted company;

1 Our seven first-level subsidiaries owned by Autozi Internet Technology Co., Ltd. are Autozi Internet Technology (Hunan) Co., Ltd., Autozi Chifu Auto Services (Beijing) Co., Ltd., Autozi Auto Services Co., Ltd., Ouantum Data Technology (Beijing) Co., Ltd., Beijing Autozi Dashoubi Auto Service Co., Ltd., Autozi Internet Technology (Anhui) Co., Ltd., and Autozi E-Commerce (Kunshan) Co., Ltd.

2 Autozi Auto Services Co., Ltd., Autozi E-Commerce (Kunshan) Co., Ltd., Autozi Internet Technology (Hunan) Co., Ltd., Autozi Chifu Auto Services (Beijing) Co., Ltd., Quantum Data Technology (Beijing) Co., Ltd., Autozi Baofu Auto Services Co., Ltd., Autozi Internet Technology (Changsha) Co., Ltd., Autozi Baofu Auto Services (Beijing) Co., Ltd., Baicheng Auto Services (Henan) Co., Ltd., Autozi Technology (Shenzhen) Co., Ltd., Beijing Autozi Dashoubi Auto Services Co., Ltd., Autozi Internet Technology (Anhui) Co., Ltd., Autozi Auto New Retail (Anhui) Co., Ltd., and Autozi Supply Chain Management (Beijing) Co., Ltd.

iii

●	“the First Share Split” refers to the subdivision of each of our issued and unissued ordinary shares into 50 ordinary shares with par value being changed from US$0.0001 per share to US$0.000002 per share approved on August 10, 2023;

●	“the Second Share Split” refers to the subdivision of each of our issued and unissued ordinary shares into two ordinary shares with par value being changed from US$0.000002 per share to US$0.000001 per share approved on April 11, 2024;

●	“US$” and “U.S. dollars” refer to the legal currency of the United States;

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

●	“we,” “us,” “our,” and “the Group” refer to Autozi Internet Technology (Global) Ltd., a Cayman Islands exempted company, together as a group with its subsidiaries.

This annual report on Form 20-F includes our audited combined and consolidated financial statements as of September 30, 2023 and 2024 and for the years ended September 30, 2022, 2023 and 2024.

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding. Our reporting currency is U.S. dollar and our functional currency is Renminbi. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Other than in accordance with relevant accounting rules and as otherwise stated, all translations of Renminbi into U.S. dollars in this Annual Report were made at the rate of RMB7.0176 to USD 1, the year-end spot rate on September 30, 2024 or at the rate of RMB7.2043 to USD 1, the average rate for the year ended September 30, 2024. Where we make period-on-period comparisons of operational metrics, such calculations are based on the Renminbi amount and not the translated U.S. dollar equivalent. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

MARKET AND INDUSTRY DATA

This report contains estimates and information concerning our industry, including our market position and the size and growth rates of the markets in which we participate, that are based on industry publications and the reports. This information involves a number of assumptions and limitations, and you are cautioned not to place undue reliance on these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this report. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors”. These and other factors could cause results to differ materially from those expressed in the forecasts or estimates from independent third parties and us.

iv

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

CORPORATE HISTORY AND STRUCTURE

Our Corporate History and Structure

On June 2, 2010, we established Autozi Internet Technology Co., Ltd. under the laws of the PRC and commenced our commercial operations. On July 15, 2021, we incorporated Autozi Internet Technology (Global) Ltd. under the laws of the Cayman Islands as our offshore holding company to facilitate offshore financing. On November 15, 2021, we established Autozi Internet Technology (BVI) Ltd., our wholly owned BVI subsidiary and on June 17, 2022, we established Autozi Internet Technology (HK) Limited, our wholly owned Hong Kong subsidiary. On December 30, 2022, we established Autozi Investment Management (Anhui) Limited, our wholly owned subsidiary in the PRC. On January 5, 2023, Autozi Investment Management (Anhui) Limited acquired 95% of the equity interests of Autozi Internet Technology Co., Ltd. through the subscription of increased registered capital issued by Autozi Internet Technology Co., Ltd. and indirectly holds the equity interests of its PRC subsidiaries. Autozi Internet Technology (Global) Ltd. holds the equity interests in its PRC subsidiaries through the direct equity ownership of the subsidiaries incorporated in BVI and Hong Kong. As we have a direct equity ownership structure, we do not have any agreement or contract between our Company and any of its subsidiaries that are typically seen in a variable interest entity structure. From July 2021 to January 2023, we underwent a series of corporate reorganizations in anticipation of our initial public offering.

As part of our reorganization for the purpose of our initial public offering and listing on Nasdaq, in December 2022 and January and August 2023, shareholders of Autozi Internet Technology Co., Ltd. obtained ordinary shares or warrants to purchase ordinary shares of Autozi Internet Technology (Global) Ltd. in proportion to the shares they held in Autozi Internet Technology Co., Ltd. On August 9, 2023, one of our principal shareholders, Qirun Investment Co., Ltd., a company wholly owned by Dr. Houqi Zhang, entered into a share transfer agreement with certain of our investors, including Wuhu Jinghu Zhenye Investment Fund Co., Ltd. and Wuhu Venture Capital Fund Co., Ltd., to transfer 59,600 and 101,200 ordinary shares to the latter, respectively, contingent upon certain conditions, including but not limited to such investors to have obtained the ODI approvals.

The following diagram illustrates our corporate structure and identifies our significant subsidiaries as of the date of this report.

Autozi Internet Technology (Global)Ltd.
（Cayman Islands）
100%
Autozi Internet Technology (BVI) Ltd.
（BVI）
Equity Intereste
100%
Autozi Internet Technology (HK) Ltd.
Offshore
Onshore
100%
Autozi Investment Management (Anhui) Co., Ltd.
95.0500%
Autozi Internet Technology Co., Ltd.
80%
100%
100%
91%
100%
Autozi Chifu Auto Services (Beijing) Co., Ltd.
Autozi Internet Technology (Hunan) Co., Ltd.
Autozi Auto Services (Changsha) Co., Ltd.
Quantum Data Technology (Beijing) Co., Ltd.
Autozi E-Commerce(Kunshan )Co.,Ltd.
100%
100%
100%
100%
Autozi Supply Chain Management (Beijing) Co., Ltd.
Autozi Internet Technology (Changsha) Co., Ltd.
Autozi Baofu Auto Services Co., Ltd.
Autozi Technology (Shenzhen) Co., Ltd.
100%
51%
Autozi Baofu Auto Services (Beijing) Co., Ltd.
Baicheng Auto Services (Henan) Co., Ltd.

Note:	the English names of our PRC business entities are directly translated from Chinese and may be different from their names shown on their respective records filed with relevant PRC authorities.

(1)	Dr. Houqi Zhang, five other natural persons and 26 entities hold 5% shareholding of Autozi Internet Technology Co., Ltd..

(2)	Beijing Autozi Chifu Management and Consulting Center (Limited Partner) holds 20% shareholding of Autozi Chifu Auto Services (Beijing) Co., Ltd..

(3)	Wuhan Dianliang Venture Capital Fund Partnership (Limited Partner) and Chengdu Dianliang Shuguang Venture Capital Fund Partnership (Limited Partner) hold 5% and 4% shareholding of Quantum Data Technology (Beijing) Co., Ltd., respectively.

(4)	Liming Zhao and Zhengzhou Shunyi Chefu Information Technology Partnership (Limited Partner) holds 44% and 5% shareholding of Baicheng Auto Services (Henan) Co., Ltd., respectively.

Holding Company Structure

The Company is our holding company and has no material operations of its own. We conduct our operations through our operating subsidiaries in China. As a result, the Company’s ability to pay dividends depends largely upon dividends paid by our subsidiaries including our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

None of our PRC subsidiaries has issued any dividends or distributions to respective holding companies or any investors as of the date of this report. Our PRC subsidiaries generate and retain cash generated from operating activities and re-invest it in our business. Historically, Autozi Internet Technology Co., Ltd. had also received equity financing from its shareholders to fund business operations of our PRC subsidiaries. As of the date of this report, we did not have any cash transfers, dividends, or distributions between us, and our subsidiaries, or to investors. In the future, cash proceeds raised from overseas financing activities may be, and are intended to be, transferred by us through our wholly owned Hong Kong subsidiary to our PRC subsidiaries via capital contribution and shareholder loans, as the case may be. To transfer cash from our Hong Kong subsidiary to our PRC subsidiaries, our Hong Kong subsidiary may make capital injection to directly increase its registered capital in the PRC subsidiaries in which it holds equity interests, which requires a registration with the local administration for market regulation, a report with the local commerce department (which can be submitted along with the registration with administration for market regulation), and registration with a local bank authorized by the SAFE. Our Hong Kong subsidiary may also provide a shareholder loan to our PRC subsidiaries, which requires a foreign loan registration with the SAFE or its local bureau. Aside from the aforesaid reports, filings or registrations to the relevant authorities, there is no other restriction or limitations on such cash transfer from our Hong Kong subsidiary to our PRC subsidiaries. Subsidiaries in China that receives such cash proceeds then will transfer funds to its subsidiaries to meet the capital needs of our business operations. For details about the applicable PRC rules that limit transfer of funds from overseas to our PRC subsidiaries, see “Risk Factors — Risks Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

The structure of cash flows within our organization, and the applicable regulations, are as follows. After foreign investors’ funds enter Autozi Internet Technology (Global) Ltd., our holding company, subject to the cash demand of our PRC and Hong Kong subsidiary, the funds can be transferred to our wholly owned Hong Kong subsidiary, which will further distribute the funds to our PRC subsidiaries. If we intend to distribute dividends, PRC subsidiaries will transfer the dividends to our Hong Kong subsidiary in accordance with the laws and regulations of the PRC, and then our Hong Kong subsidiary will transfer the dividends all the way up to Autozi Internet Technology (Global) Ltd., and the dividends will be distributed from Autozi Internet Technology (Global) Ltd. to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. The cross-border transfer of funds within our corporate group under our direct holding structure must be legal and compliant with relevant laws and regulations of China. As an offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions and to our affiliated entities only through loans, subject to applicable government reporting, registration and approvals. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

The following illustrative table shows the funds flow within our direct equity ownership structure.

Autozi Internet Technology (Global)Ltd.
（Cayman Islands）
Capital Injection /Shareholder Loan
Dividends /Distributions
Autozi Internet Technology (BVI) Ltd.
（BVI）
Capital Injection /Shareholder Loan
Dividends /Distributions
Autozi Internet Technology (HK) Ltd.
Capital Injection /Shareholder Loan
Dividends /Distributions
Outside the PRC
Inside the PRC
Autozi Investment Management (Anhui) Co., Ltd.
Capital Injection /Shareholder Loan
Dividends /Distributions
other PRC subsidiaries

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We have, from time to time, transferred cash between our PRC subsidiaries to fund their operations, and we do not anticipate any difficulties or limitations on our ability to transfer cash between such subsidiaries. As of the date of this report, no cash generated from our PRC subsidiaries has been used to fund operations of any of our non-PRC subsidiaries. We may encounter difficulties in our ability to transfer cash between PRC subsidiaries and non-PRC subsidiaries largely due to various PRC laws and regulations imposed on foreign exchange. To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its controls and our PRC subsidiaries’ dividends and other distributions may be subject to strengthened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Additionally, to the extent cash or assets in our business is in the PRC or Hong Kong or a PRC or Hong Kong entity, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in, or the imposition of restrictions and limitations on the ability of our holding company, or our PRC subsidiaries by the PRC government to transfer cash or assets. However, as long as we are compliant with the procedures for approvals and filings from foreign exchange authorities and banks in China, the relevant laws and regulations in China do not currently impose limitations on the amount of funds that we can transfer out of China. We and our subsidiaries maintain cash management policies that dictate the purpose, amount, appropriate internal control procedures on the handling, depositing, receiving, transferring, safeguarding, and documentation and recording of cash transfers. Such policies are internal written policies established and adopted by our financial department, following the instructions of our management. Subject to the amounts of cash transfer and the nature of the use of funds, requisite internal approval shall be obtained prior to each cash transfer. Specifically, all transactions require the approval of the financial manager. When the transaction amount is relatively large, the Chief Financial Officer and Chief Executive Officer are required to conduct regular review and approval. See “Item 4.A. Regulations—Regulations Relating to Foreign Exchange” for details of such procedures.

RECENT REGULATORY DEVELOPMENTS

Cybersecurity Review

On December 28, 2021, the CAC and 12 other relevant PRC government authorities published the amended Cybersecurity Review Measures, which came into effect on February 15, 2022. The Cybersecurity Review Measures provide that a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review. Further, the relevant PRC governmental authorities may initiate a cybersecurity review against any company if they determine certain network products, services, or data processing activities of such company affect or may affect national security. As of the date of this report, based on the facts that (i) we possess personal information of less than one million users in the PRC, and do not qualify as a critical information infrastructure operator or possess any core data or important data of the PRC or any information, which affects or may affect national security of the PRC; and (ii) we have not been informed by any governmental authority of mainland China of any requirement to file for a cybersecurity review, we believe that, as advised by our PRC legal counsel, Commerce & Finance Law Offices, neither us nor any of our PRC subsidiaries is subject to the cybersecurity review with respect to the offering of our securities or the business operations of our PRC subsidiaries.

CSRC Filing Requirements for Overseas Listing

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines (“ Trial Measures and five supporting guidelines”), which became effective on March 31, 2023. According to the Trial Measures, among other requirements, any domestic companies that seek to offer or list securities overseas, including those indirect overseas offering and listing which meet certain conditions, should fulfil the filing procedures with the CSRC within three business days after the submission of the overseas offering and listing application. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that on or prior to the effective date of the Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing.

The Trial Measures also require subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuers who have completed overseas offerings and listings. In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Trial Measures. As a result, we will be required to file with the CSRC within three (3) business days after the completion of the offerings in connection with this report. However, if we do not maintain the permissions and approvals of the filing procedure in a timely manner under PRC laws and regulations, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, limit our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. As the Trial Measures were newly published, the interpretation and application with respect to the filing requirements and their implementation may change. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China jointly revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions is issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and came into effect on March 31, 2023 with the Trial Measures. One of the major revisions to the revised Provisions is expanding its application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including but not limited to (a) a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations.

Any failure or perceived failure by the Company or PRC Subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in that the relevant entities would be held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

Permissions and Approvals for our Business Operation and Securities Offering

As of the date of this report, we believe we have obtained all permissions and approvals which we are required to obtain from PRC authorities to operate our business and to offer the securities being registered to foreign investors, namely the PRC business licenses maintained by our PRC subsidiaries, except that, as disclosed in this report, we did not obtain certain fire safety filling for some of our warehouses and offices, and certain of our PRC subsidiaries have failed to make information filing through the National Automotive Circulation Information Management System in a timely manner. There also remain some uncertainties regarding whether we are required to obtain or complete (i) the insurance agency business permits, (ii) those approval or license related to our loan facilitation services and factoring services, (iii) VATS license, and (iv) the franchising filing with the competent commerce authority. As of the date of this report, we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection by any governmental authorities of any requirement to obtain necessary permissions and approvals for our business operation and securities offering, nor have we been denied of any permissions or approvals. For additional information, see “Risk Factors—Risks Relating to Our Business and Industry—Failure to comply with the fire safety filing requirements for some of our warehouses and offices may subject us to administrative penalties, which could cause our operations and financial conditions to be materially adversely affected”, “Risk Factors—If our MBS store operators do not comply with MBS store agreements, our business could be harmed and if MBS store agreements are identified as franchising contracts, our business and the results of operations would be adversely affected”, “Risk Factors—Risks Relating to Doing Business in China—Our PRC subsidiaries conducting new car sales business may be subject to administrative penalties for failure to file with the competent authorities in a timely manner”, “Risk Factors—Risks Relating to Our Business and Industry—Failure to obtain insurance agency business permits for our insurance intermediation services may affect our ability to conduct our business, which could cause our operations and financial conditions to be materially adversely affected”, “Risk Factors—Risks Relating to Our Business and Industry—Quantum Factoring and Quantum Data may be subject to administrative penalties or may be required to obtain approval or license for our loan facilitation services and factoring services”, “Risk Factors—Risks Relating to Our Business and Industry—If we fail to obtain VATS license for the operation of our online supply chain cloud management systems and SaaS systems in the future, our business, financial condition and results of operations may be adversely affected” and “Risk Factors—Risks Relating to Our Business and Industry—The approval, filing or other procedures of the CSRC will be required in connection with our offshore offerings in the future under PRC laws and our future offering will be contingent upon the completion of such filing procedures.”

However, if we do not receive, complete or maintain necessary approvals or filings, or we inadvertently conclude that such approvals or filings are not required, or there is a change in the applicable laws, regulations, or interpretations such that we need to make filings or obtain approvals in the future, we may be subject to (i) investigations by competent regulatory authorities, (ii) fines or penalties, (iii) orders to suspend our operations and to rectify any non-compliance, or (iv) prohibitions from engaging in relevant businesses and even securities offerings.

THE HOLDING FOREIGN COMPANIES ACCOUNTABLE ACT

U.S. laws and regulations, including the Holding Foreign Companies Accountable Act, or HFCA Act, may restrict or eliminate our ability to complete a business combination with certain companies, particularly those acquisition candidates with substantial operations in China.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. On June 22, 2021, United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, or Accelerating HFCA Act, which was signed into law on December 29, 2022, amending the HFCA Act and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. If our auditor cannot be inspected by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed.

Our auditor, Marcum Asia CPAs LLP, which is based in New York, is currently subject to inspection by the PCAOB on a regular basis. Therefore, it is not subject to the determinations announced by the PCAOB on December 16, 2021 as it is not on the list published by the PCAOB. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. Furthermore, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC or any other foreign jurisdiction. If authorities in the PRC or another foreign jurisdiction were to take a position at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, and if such lack of inspection were to extend for the requisite period of time under the HFCA Act, our securities will be prohibited from being traded on U.S. markets and an exchange may determine to delist our securities.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of such exemptions. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenue of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the Class A ordinary shares that are held by nonaffiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

IMPLICATIONS OF BEING A FOREIGN PRIVATE ISSUER

We are also considered a “foreign private issuer.” We report under the Exchange Act as a non-U.S. company with foreign private issuer status. This means that, even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States. In this report, we have taken advantage of certain of the reduced reporting requirements as a result of being an emerging growth company and a foreign private issuer. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

IMPLICATION OF BEING A CONTROLLED COMPANY

As of the date of this report, our founder and chief executive officer, Dr. Houqi Zhang beneficially owned all of our total issued and outstanding Class B ordinary shares, representing 89.6% of our total voting power. As a result, we are a “controlled company” as defined under the Nasdaq Stock Market Rules because Dr. Zhang holds more than 50% of the voting power for the election of directors. Dr. Houqi Zhang has the ability to control or significantly influence the outcome of most of the corporate matters requiring approval by shareholders. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. We do not currently utilize the exemptions from certain corporate governance rules available for controlled companies. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

SUMMARY OF RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information included in this Annual Report. Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this Annual Report before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment.

We face the following risks and uncertainties in realizing our business objectives and executing our strategies. For details of each of these bulleted risk factors, see “Risks Relating to Our Business and Industry” under the same subheadings.

●	We have a limited operating history under our current platforms and business model, which makes it difficult to evaluate our business and prospects and increases the risks associated with your investment, and any future changes to our business model could materially and adversely affect our business.

●	Our business model may be replicated by automotive platforms, internet companies, and traditional offline automotive service companies and manufacturers aiming to engage in online and offline integrated automotive business.

●	We face intense competition and may fail to maintain our market share.

●	A severe or prolonged downturn in Chinese or global economy could materially and adversely affect our business and financial condition.

●	Our business and growth are affected by changes in customer demand and spending for lifecycle automotive service in China.

●	Our new car sales business will be harmed if overall consumer demand suffers from a severe or sustained economic downturn or if there is an oversupply in the Chinese market.

●	Our new car sales, financial condition and results of operations may be materially adversely affected by changes in costs or availability of consumer financing.

●	We have not been profitable and have incurred negative cash flows in operating activities, both of which may continue in the future.

●	Disruptions in the production and delivery of new cars due to the lack of availability of auto parts and key components from suppliers, such as semiconductor chips and other component parts and supplies, could have an adverse effect on our business, results of operations, financial condition and cash flows.

●	Our new car sales business mainly involves the sale of parallel import cars. Therefore, we may be subject to legal disputes with respect to import, taxation and product quality, which may materially and adversely affect our business, financial condition, results of operations and prospects.

●	Vehicle recalls could have a negative impact on our operation of business, financial condition and growth prospects.

●	Limits on new car purchase imposed by the Chinese government could have an adverse effect on our business and results of operations.

●	We are dependent upon our relationships with the manufacturers of NEVs that we sell and are subject to restrictions imposed by, and significant influence from, these NEV manufacturers. Any of these restrictions or any changes or deterioration of these relationships could have a material adverse effect on our business, financial condition, results of operations and cash flows.

●	The unavailability, reduction or elimination of government and economic incentives or government policies that are favorable for NEVs and domestically manufactured cars could adversely affect our profits generated from new car sales and may further harm our business, financial condition and results of operations.

●	We primarily conduct our NEV sales business and automotive insurance related services through MBS stores while we primarily conduct auto parts and auto accessories sales to our auto part dealers, and we may not be able to attract or retain partner store operators.

●	Stores in our network may experience difficulty hiring and retaining qualified personnel.

●	If our MBS store operators do not comply with MBS store agreements, our business could be harmed and if MBS store agreements are identified as franchising contracts, our business and the results of operations would be adversely affected.

●	Accidents, injuries or other harm suffered in MBS stores or our warehousing facilities may adversely affect our reputation, subject us to liability and cause us to incur substantial expenses.

●	MBS store network expansion may not be implemented effectively.

●	MBS stores in our network are subject to certain environmental laws and regulations.

●	Our business may be affected by advances in automotive technology, such as NEVs, autonomous driving and shared mobility.

●	If we are unable to provide high-quality services, our reputation and business may be materially and adversely affected.

●	Any harm to our brands or reputation may materially and adversely affect our business, market share and results of operations.

●	Misconducts, including illegal, fraudulent, or collusive activities, by our employees, MBS store operators, suppliers, manufacturers, cooperators and any third-party service providers, may harm our brands and reputation and adversely affect our business and results of operations.

●	From time to time, we may evaluate and potentially consummate necessary or desirable strategic alliance, acquisition, or investment, which could require significant management attention, disrupt our business and adversely affect our financial results.

●	We may not successfully expand into new car models, auto parts, auto accessories and service categories, or maintain existing car models and upgrade existing auto parts, auto accessories and automotive insurance related services.

●	We may be subject to product defects or other quality issues and product liability exposure.

●	The wide variety of payment methods that we adopt may subject us to risks related to third-party payment processing.

●	Failure to comply with the fire safety filing requirements for some of our warehouses and offices may subject us to administrative penalties, which could cause our operations and financial conditions to be materially adversely affected.

●	Failure to obtain insurance agency business permits for our insurance intermediation services may affect our ability to conduct our business, which could cause our operations and financial conditions to be materially adversely affected.

●	If we fail to obtain VATS license for the operation of our online supply chain cloud management systems and SaaS systems in the future, our business, financial condition and results of operations may be adversely affected.

●	The approval, filing, or other procedures of the CSRC will be required in connection with our offshore offerings in the future under PRC laws and our future offering will be contingent upon the completion of such filing procedures.

●	Our business is subject to various government regulations and regulatory interference in China. If we do not receive, complete, or maintain necessary approvals or filings, or we inadvertently conclude that such approvals or filings are not required, or there is a change in the applicable laws, regulations, or interpretations such that we need to make filings or obtain approvals in the future, it may have a material adverse effect on our business and results of operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

●	Any disruption to our technology systems and resulting interruptions in the availability of our websites, applications, platforms, or services could adversely affect our business and results of operations.

●	If we fail to keep up with the technological developments and implementation of advanced technologies, our business, results of operations and prospects may be materially and adversely affected.

●	Our business has been and may continue to be adversely affected by the COVID-19 pandemic.

●	Pandemics and epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks may disrupt our operations, which could materially and adversely affect our business, financial condition, results of operations and prospects.

●	Any failure of any of our key suppliers to deliver new cars, auto parts or auto accessories could negatively influence our ordinary business operations.

●	Supply chain shortages and interruptions, fluctuations in prices and our relationship with suppliers could adversely affect our results of operations.

●	We are subject to risks relating to the warehousing and logistics of our products.

●	We may need additional capital to pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.

●	Our cash flows, financial conditions and business operations may be negatively affected due to the guarantees we provide to third parties.

●	Our business is subject to a certain level of seasonality.

●	Failure to manage inventory at optimal levels could adversely affect our business, financial condition, and results of operations.

●	Increases in labor costs in the PRC and noncompliance with labor laws and regulations may materially and adversely affect our business and our margin profile.

●	We are subject to risks relating to our leased properties.

●	Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

●	We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We are a China-based company and we may face the following risks and uncertainties in doing business in China. For details of each of these bulleted risk factors, see “Risks Relating to Doing Business in China” under the same subheadings.

●	Changes in China’s economic, political or social conditions, laws, regulations or governmental policies could have a material adverse effect on our business, financial conditions and results of operations.

●	The current tension in international trade, particularly with regard to U.S. and China trade policies, may adversely impact our business, financial condition, and results of operations.

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the interpretation and enforcement of laws, and sudden or unexpected changes of PRC laws and regulations with little advance notice could adversely affect us and limit the legal protections available to you and us, and the Chinese government may exert more oversight and control over offerings that are conducted overseas, which changes could materially hinder our ability to offer or continue to offer our securities, and cause the value of our securities to significantly decline or become worthless.

●	The Chinese government has substantial oversight and influence over the manner in which we must conduct our business and may intervene or influence our operations at any time, which actions could impact our operations materially and adversely, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

●	The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies, including companies based in China, upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

●	The approval, filing, or other procedures of the CSRC or other Chinese government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulations governing automotive services and internet-related services in the PRC.

●	We are subject to a variety of laws and regulations regarding cybersecurity and data protection, and any failure to comply with applicable laws and regulations, including improper use or appropriation of personal information provided directly or indirectly by our customers or end customers, could have a material adverse effect on our business, financial condition and results of operations.

●	We may rely on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC and Hong Kong subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

In addition to the risks described above, we are subject to the following risks relating to the Class A ordinary shares. For details of each of these bulleted risk factors, see “Risks Relating to Our Class A Ordinary Shares” under the same subheadings.

●	An active trading market for our Class A ordinary shares may not develop and the trading price for our Class A ordinary shares may fluctuate significantly.

●	The trading price of our Class A ordinary shares is likely to be volatile, which could result in substantial losses to investors.

●	The dual-class structure of our ordinary shares has the effect of concentrating voting power with our existing shareholders, which will limit your ability to influence the outcome of important transactions, including a change in control.

●	The dual-class structure of our ordinary shares may adversely affect the trading market for our Class A ordinary shares.

●	Our founder and chief executive officer, Dr. Houqi Zhang, has significant voting power and may take actions that may not be in the best interests of our other shareholders.

●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A ordinary shares, the market price for our Class A ordinary shares and trading volume could decline.

●	The sale or availability for sale of substantial amounts of our Class A ordinary shares could adversely affect their market price.

●	Techniques employed by short sellers may drive down the market price of the Class A ordinary shares.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A ordinary shares for return on your investment.

RISKS RELATING TO OUR BUSINESS AND INDUSTRY

We have a limited operating history under our current platforms and business model, which makes it difficult to evaluate our business and prospects and increases the risks associated with your investment, and any future changes to our business model could materially and adversely affect our business.

Although we started our business in 2010 as an automotive aftermarket service company, we upgraded our business model in 2018 to provide high-quality, affordable and professional one-stop automotive products and services through online and offline channels countrywide. During the past four years, we launched our platforms, which connect us with our manufacturers and MBS store managers and allow us to deliver auto parts, auto accessories and automotive insurance related services seamlessly and cost-efficiently. As a result, we have only limited experience with our current business model, which makes it difficult to evaluate our business and future prospects and to plan for and model future growth. Our historical revenue growth should not be considered indicative of our future performance. We have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly changing industries, including difficulties in our ability to achieve market acceptance of our platforms, as well as increasing competition and increasing expenses as we continue to grow our business. As a result, we may from time to time decide to make further changes to our business model due to a variety of factors, including changes in the market for our platforms and competitors introducing new services. We may not be successful in addressing these and other challenges we may face in the future and changes to our business model.

Our business model may be replicated by automotive platforms, internet companies, and traditional offline automotive service companies and manufacturers aiming to engage in online and offline integrated automotive business.

Our business model may be replicated by other automotive platforms. Given that cars, auto parts, auto accessories, and automotive insurance related services we offer are relatively transparent, our competitors can copy and launch similar car models, auto parts, auto accessories, and automotive insurance related services, possibly at lower prices than what we offer. If we fail to continue to optimize car selling strategies or upgrade our offerings that meet market demand quickly, we may not be able to keep our edge in the competition, and our business and results of operations will be negatively affected. Moreover, the leading Chinese internet companies have experienced the fastmoving internet development in China in past decades and have demonstrated their strong capacities in client-centric and efficiency driven business development and innovation. Given the large amount of data and strong capacity of technological development the leading Chinese internet companies have, we believe it is possible that these companies have the ability to develop their automotive platforms to compete with us in a short period of time. In addition, we have seen certain traditional offline automotive service companies and manufacturers establish the online platforms in order to take advantage of the soaring opportunities emerged from online and offline integrated ecosystems. Considering these internet companies’ strong abilities in promoting their cars, auto parts, auto accessories and automotive insurance related services through their existing abundant online channels, and the potential of traditional offline automotive service companies and manufacturers to convert their offline resources and clients online, we may face severe competition in the near future from these potential competitors.

We face intense competition and may fail to maintain our market share.

The lifecycle automotive service market in China is highly competitive. Our current or potential competitors primarily include (i) authorized dealership stores, (ii) e-commerce platforms tapping into automotive service market, (iii) traditional automotive manufacturers, and (iv) franchised independent repair shops. New competitors may emerge at any time. Our competitors may be well-established and be able to devote greater resources to the development, promotion and sale of cars, auto parts, auto accessories and automotive insurance related services and offer lower prices than we do, which could adversely affect our results of operations. If we cannot equip ourselves with necessary resources, we may fail to maintain market share as competition increases. Moreover, certain competitors may have greater brand recognition, which may give them competitive advantages.

Our current and potential competitors may also establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and offerings. If we are unable to anticipate or react to these competitive challenges, our competitive position could weaken or fail to improve, and we could experience a decline in growth that could adversely affect our business, financial condition and results of operations.

Further, certain new players in the automotive sector, such as the new energy vehicle manufacturers, may build or further develop their own retailing and service network to gain control of customer touchpoints and to create synergies with their businesses. We may fail to compete effectively with them to provide popular car models, auto parts and auto accessories, or automotive insurance related services to consumers.

Any failure to remain competitive in the lifecycle automotive service market and maintain our market share may adversely affect our business operation, financial condition and results of operations.

A severe or prolonged downturn in Chinese or global economy could materially and adversely affect our business and financial condition.

The global macroeconomic environment has been facing numerous challenges and the growth rate of the global economy had already been slowing. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the U.S. and China. The war in Ukraine and the imposition of broad economic sanctions on Russia raised energy prices and disrupted global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the U.S. and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Our business and growth are affected by changes in customer demand and spending for lifecycle automotive service in China.

Our business and growth are dependent on the customer demand and spending for automotive service in China, which could be affected by many factors beyond our control, including:

●	The number and age of cars in the car parc, as cars of a certain age (typically older than three years) may no longer be under the original equipment manufacturer’s warranties and tend to need more maintenance and repairs than newer cars.

●	Advances and changes in automotive technology and parts design, including, but not limited to, changes in engines and powertrains to hybrid and electric technology, and increased prevalence of autonomous driving cars and shared mobility, may reduce collisions and needs for repairs and maintenance.

●	Economic downturns, as declining economic conditions may cause customers to defer car maintenance, repairs, oil changes or other services. In addition, economic weaknesses and uncertainty may cause changes in customer preferences, and if such economic conditions persist for an extended period of time, this may result in customers making long-lasting changes to their spending behaviors in the automotive aftermarket markets.

●	Changes in commute patterns, which may cause customers to rely more heavily on public transportation or to travel by car less frequently.

●	Changes in governmental regulations in the automotive sector, including pollution prevention laws, which may affect our automotive value-added maintenance services and claim and repair services and increase our costs in unknown ways.

Any of the factors described above may change the customer demand and spending for our products and services, which, in turn, may have adverse impact on our business, financial condition or results of operations.

Our new car sales business will be harmed if overall consumer demand suffers from a severe or sustained economic downturn or if there is an oversupply in the Chinese market.

Our business is heavily dependent on consumer demand and preferences in China. Our revenues will be materially and adversely affected if there is a severe or sustained downturn in overall levels of consumer spending in China. New car sales are cyclical and historically have experienced periodic downturns characterized by oversupply and weak demand. These cycles are often dependent on general economic conditions, consumer confidence and governmental incentive programs, as well as the level of disposable personal income and credit availability. In addition, consumers’ demand for automotives is also subject to other factors that are outside of our control. Meanwhile, if the overall capacity of automotive industry outgrows the demand of consumers, the oversupply of automotives may occur, and we may face increased competition and experience increased pricing pressure. As a result, our business and profitability could be materially and adversely affected.

Our new car sales, financial condition and results of operations may be materially adversely affected by changes in costs or availability of consumer financing.

Reductions in available consumer credit or increased costs of that credit may result in a decline in our NEV sales, which would have a material adverse effect on our financial condition and results of operations.

Lenders that have historically provided financing to those buyers who, for various reasons, do not have access to traditional financing, including those buyers who have a poor credit history or lack the down payment necessary to purchase a car, are often referred to as subprime lenders. If market conditions cause subprime lenders to tighten credit standards, or if interest rates increase, the ability to obtain financing from subprime lenders for these consumers to purchase cars could become limited, resulting in a decline in our new car sales, which in turn, could have a material adverse effect on our financial condition and results of operations.

We have not been profitable and have incurred negative cash flows in operating activities, both of which may continue in the future.

We incurred net losses of US$6.2 million, US$10.5 million and US$11.1 million for the fiscal years ended September 30, 2022, 2023 and 2024, respectively and may continue to incur net loss in the foreseeable future. In addition, we incurred negative cash flows in operating activities for the approximate amount of US$4.9 million, US$7.3 million and US$10.1 million for the fiscal years ended September 30, 2022, 2023 and 2024, respectively. Our operating loss were US$4.7 million, US$7.3 million and US$5.4 million for the same periods and may continue to incur operating losses in the foreseeable future. In light of the foregoing circumstances, we have concluded that there is substantial doubt about our ability to continue as a going concern for a period of one year from the date that our consolidated financial statements for the year ended September 30, 2024 were issued. We expect to continue the development and expansion of our business, particularly to invest significantly in business acquisition, research and development, and these investments may not result in an increase in revenue or positive cash flow on a timely basis, or at all. We anticipate additional costs in connection with legal, accounting and other administrative expenses related to operating as a public company.

We may not generate sufficient revenues or we may incur substantial losses for a number of reasons, including lack of demand for our automotive and automotive services, increasing competition, as well as other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications and delays in generating revenue or achieving profitability. If we are unable to achieve profitability, we may have to reduce the scale of our operations, which may impact our business growth and adversely affect our financial condition and results of operations.

Disruptions in the production and delivery of new cars due to the lack of availability of auto parts and key components from suppliers, such as semiconductor chips and other component parts and supplies, could have an adverse effect on our business, results of operations, financial condition and cash flows.

Historically, we have generated a significant portion of our revenues through new car sales. Our primary sources for new cars include automotive manufacturers, parallel importers, and automotive dealers. As a result, our profitability is dependent on various aspects of automotive manufacturers’ operations and timely delivery of new cars. Certain car manufacturers have suspended or slowed production of new cars, parts and other supplies due to significant shortages of semiconductors, parts and other key components. These production delays may negatively impact our new car sales, with such shortages in turn adversely impacting our service and collision repair and maintenance business. Any prolonged severe shortages or unavailability of new cars could have a material adverse effect on our business, results of operations, financial condition, and cash flows. In addition, the abatement of the global supply chain issues relating to semiconductor chips, parts and other key components may lead to a decrease in the supply of new cars, which could have a material adverse effect on the levels of profitability on our cars sales business. We cannot predict with any certainty how long the automotive retail industry will continue to be subject to these shortages or when normalized production will resume at these manufacturers.

Our new car sales business mainly involves the sale of parallel import cars. Therefore, we may be subject to legal disputes with respect to import, taxation and product quality, which may materially and adversely affect our business, financial condition, results of operations and prospects.

For the fiscal years ended September 30, 2022, 2023 and 2024, our revenues from new car sales amounted to US$73.0 million, US$73.7 million and US$55.8 million, representing approximately 60.6%, 65.0% and 44.8% of our total revenues for the same periods, respectively. Among our revenues from new car sales, 97.0%, 98.6% and 99.5% were generated from the sales of parallel import cars for the same periods, respectively. China started to pilot the parallel import plan in its Shanghai free trade zone in 2015 and later extended it to other free trade zones, including but not limited to Guangdong, Tianjin and Fujian. Unlike traditional imports, the parallel import scheme allows local auto dealers to directly purchase cars from foreign market, and price for parallel import cars, most of which are premium ones, are usually more than ten percent lower than dealers authorized by automakers. We may be subject to the risk of vehicle recalls and be responsible for guaranteeing the repair, replacement and return, or the Three Warranties, of the parallel import car. See “—Risks Relating to Our Business and Industry—Vehicle recalls could have a negative impact on our operation of business, financial condition and growth prospects.” However, when our customers purchase parallel import cars from us, they may buy commercial insurance in relation to the Three Warranties for automobiles. If any quality problem arises and needs to be repaired, the relevant expense will be borne by the insurance company within the insurance policy scope. In addition, if the parallel import cars we purchased from the importers are imported in violation of laws or fail to comply with the PRC standards for safe and technical and environmental protection emission, or the PRC government imposes limits on the parallel import of cars in the future, our business, financial condition, results of operations and growth prospects may be adversely affected.

Vehicle recalls could have a negative impact on our operation of business, financial condition and growth prospects.

Automotive manufacturers conduct recalls from time to time to remedy defects or other problems with their products. Under PRC laws and regulations, automotive manufacturers shall bear the expenses for elimination of defects and necessary expenses for transporting defective auto products in connection with the recalls. However, motor vehicle recalls could have a material adverse effect on customers’ confidence in the quality and safety of the affected vehicle brands. As a result, recalls may lead to the cancellation of orders placed by our customers and a decline in demand for particular vehicle brands or models that we sell, which in turn may reduce our sales and result in higher level of inventories of their spare parts. We may incur costs associated with holding excess inventories or reduce our selling price. We cannot assure you that there will be no future vehicle recalls will not have a material adverse effect on our business, financial condition, results of operations and growth prospects.

In addition, according to the Provisions on the Liability for Repair, Replacement and Return of Household Automotive Products which were promulgated on July 22, 2021 and became effective on January 1, 2022 (the “3R Provisions”), the sellers are responsible for guaranteeing the Three Warranties, but are entitled to compensations from the automotive manufacturers or other dealers if the liabilities are attributable to the automotive manufacturers or other dealers. As we are entitled to compensation from our automotive manufacturers or other dealers, if the defects in the products subject to the Three Warranties occurred within the valid period of the Three Warranties and are attributable to our automotive manufacturers or other dealers, and our costs for carrying out the Three Warranties as a result of defects in the automotives have historically been reimbursed by the automotive manufacturers or other dealers. To the extent that the 3R Provisions lead to an increase in Three Warranties claims against us by our customers and these claims are not reimbursed by the relevant automotive manufacturers or other dealers in a timely manner or at all, our business, financial condition, results of operations and growth prospects may be affected.

Limits on new car purchase imposed by the Chinese government could have an adverse effect on our business and results of operations.

In order to ease the traffic congestion in the PRC, the Chinese government adopted limit on the new car purchase by way of limiting the number of new license plates to be issued each year. As of December 31, 2024, the Chinese government imposed limits on new car purchase in the Hainan Province and seven cities in the PRC namely, Beijing, Shanghai, Guangzhou, Tianjin, Hangzhou, Shijiazhuang and Shenzhen. As we currently conduct new car sales business in those cities, such limit may affect the demand for passenger cars and it could have an adverse effect on our business and results of operations.

We are dependent upon our relationships with the manufacturers of NEVs that we sell and are subject to restrictions imposed by, and significant influence from, these NEV manufacturers. Any of these restrictions or any changes or deterioration of these relationships could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are dependent on our relationships with the manufacturers of the NEVs we sell, which have the ability to exercise a great deal of influence over our day-to-day operations, as a result of the terms of our dealer, framework and related agreements. We may obtain new NEVs from manufacturers, sell new NEVs and display NEV manufacturers’ trademarks only to the extent permitted under these agreements. The terms of these agreements may conflict with our interests and objectives and may impose limitations on key aspects of our operations, including acquisition strategy and capital spending.

In addition, there can be no assurances that we will be able to renew our dealer and framework agreements on a timely basis, on acceptable terms, or at all. Our business, financial condition and results of operations may be materially adversely affected to the extent that our rights become compromised, or our operations are restricted due to the terms of our dealer or framework agreements or failure to renew such agreements.

The unavailability, reduction or elimination of government and economic incentives or government policies that are favorable for NEVs and domestically manufactured cars could adversely affect our profits generated from new car sales and may further harm our business, financial condition and results of operations.

For the fiscal years ended September 30, 2022, 2023 and 2024, our revenues from new car sales amounted to US$73.0 million, US$73.7 million and US$55.8 million, among which 3.0%, 1.4% and 0.5% were generated from the sales of NEVs for the same periods, respectively. Our business has benefited from government subsidies, economic incentives and government policies that support the growth of NEVs. However, on December 31, 2021, the Ministry of Finance of the PRC, together with several other PRC government departments, issued the Circular on Improving the Fiscal Subsidy Policies for the Promotion and Application of New Energy Vehicles in 2022, pursuant to which certain subsidies on NEV purchases were terminated on December 31, 2022. Even though the purchase subsidies have been terminated, there are other government policies that are favorable to NEVs. For example, in certain cities, quotas that limit the purchase of internal combustion engine vehicles, or “ICE vehicles,” do not apply to NEVs, thereby incentivizing customers to purchase NEVs. On September 18, 2022, the Ministry of Finance of the PRC, together with several other PRC government departments, issued the Announcement on Extending Exemption of Vehicle Purchase Tax for New Energy Vehicle, which extended tax exemptions on NEV purchases to December 31, 2023. On June 19, 2023, the Ministry of Finance together with several other PRC government departments, jointly issued the Announcement on the Continuation and Optimization of Vehicle Purchase Tax Relief Policies for New Energy Vehicles, pursuant to which the NEVs purchased during the period from January 1, 2024 to December 31, 2025 are exempted from the vehicle purchase tax; the NEVs purchased during the period from January 1, 2026 to December 31, 2027 are subject to the vehicle purchase tax at a reduced rate by half. China’s central government also provides certain local governments with funds and subsidies to support the roll out of a charging infrastructure. These policies are subject to certain limits as well as changes that are beyond our control, and we cannot assure you that future changes, if any, would be favorable to our business.

We primarily conduct our NEV sales business and automotive insurance related services through MBS stores while we primarily conduct auto parts and auto accessories sales to our auto part dealers, and we may not be able to attract or retain partner store operators.

Our success depends in part on our ability to attract new partner store operators to our platforms and to maintain relationships with existing partner store operators. We must continue to help partner store operators increase sales, and provide them with infrastructure support, traffic, commercial and technology support and operational insights. If we fail to provide support comparable or superior to those of our competitors, we may fail to attract new partner store operators to our MBS store network, or to maintain relationships with existing partner store operators. Partner store operators may also choose our competitors if they charge lower service fees or other fees, or if our competitors provide more types of or more effective empowering services, or the partner store operators may be acquired by or merged into our competitors or form strategic alliance with our competitors.

Further, as we continue to expand into new geographic areas, we also rely on the expansion of our existing partner store operators to lower-tier cities and counties in China. If we fail to satisfy the needs of existing partner store operators, our expansion plan could be adversely affected, and our business and results of operations could be adversely affected.

Stores in our network may experience difficulty hiring and retaining qualified personnel.

The operation of our stores requires skilled service personnel and the trained and experienced automotive field personnel may be in high demand and short supply at competitive compensation levels in some areas, which may result in increases in labor costs. From time to time, MBS stores may experience difficulty in hiring and retaining such qualified personnel. Any such future difficulties could materially and adversely affect our revenues, results of operations, business, and financial condition.

If our MBS store operators do not comply with MBS store agreements, our business could be harmed and if MBS store agreements are identified as franchising contracts, our business and the results of operations would be adversely affected.

MBS store operators are independent third parties who own, operate, and oversee the daily operations of their stores. As a result, the ultimate success and quality of any MBS store rest in part with the store operator. They may provide substandard services or receive through the supply chain defective products, which may adversely impact the goodwill of our brands. In addition, MBS store operators may fail to obtain, renew, or retain licenses, permits or approvals required by laws and regulations, or fulfil any regulatory requirement, which may lead to penalties from the governmental authorities, such as fines and temporary suspension of business. Such penalties may adversely affect the business of MBS stores, which in turn may adversely affect our ability to sell automotives or provide automotive insurance related services to customers through our offline MBS store network. MBS store operators may also breach the standards set forth in their respective MBS store agreements. We may be unable to successfully implement our business model, standard operating procedure, company policies, or brand development strategies if our partner store operators do not actively participate in such implementation. The failure of our MBS store operators to participate in such implementation, even if such failures do not rise to the level of breaching the MBS store agreements, could materially and adversely affect our business and results of operations. Moreover, if MBS store operators do not successfully operate stores for the contractual terms and in a manner consistent with required standards, their profit could be adversely impacted, which in turn could impact payments under the MBS store agreements and affect our revenues, results of operations, business and financial condition.

According to the Administrative Regulations on Commercial Franchising promulgated on February 06, 2007 and effective on May 01, 2007, commercial franchise operation means the business activities where an enterprise that possesses the registered trademarks, enterprise logos, patents, proprietary technology or any other business resources (the “franchisor”) allows such business resources to be used by another business operator ( the “franchisee”) through contract and the franchisee follows the uniform business model to conducts business and pays franchising fees according to the contract. Within 15 days of first franchising contract signing, franchisors shall carry out franchising filing with the competent commerce authority, and where a franchisor failed to do so, it may be ordered to make filing within a specified time, and be imposed a fine of between RMB10,000 and RMB50,000. If filing does not occur before the deadline, a fine of RMB50,000 to RMB100,000 shall be imposed. In addition, a franchisor conducts franchise operations shall own, as a minimum, two self-owned stores that have been operating for more than one year when engaging in franchise operations. Otherwise, it may be ordered to make rectification, be subject to confiscation of the illegal income, and be imposed a fine ranging from RMB100,000 to RMB500,000. Some of our MBS store operators may use our trademarks in their store signboards and pay us relevant fees, but we did not require such MBS store operators to follow our uniform business model to conduct their business. As of the date of this report, we have not made any franchising filing and we believe we are not subject to such requirements as the MBS store operators are not required by us to follow any uniform business model. However, we cannot assure you that relevant PRC governmental authorities would reach the same conclusion as we do. If the MBS store agreements between MBS store operators and us are identified as franchising contracts by Ministry of Commerce or its competent local authority, we may be imposed a fine and be subject to confiscation of the illegal income, which would adversely affect our business and the results of operations.

Accidents, injuries or other harm suffered in MBS stores or our warehousing facilities may adversely affect our reputation, subject us to liability and cause us to incur substantial expenses.

We could be held liable for accidents that occur in MBS stores or our warehousing facilities. In the event of personal injuries, fires or other accidents suffered by anyone working at or visiting our stores or warehouses, our stores or warehouses may be perceived to be unsafe, and people may be discouraged from visiting or working in MBS stores or our warehousing facilities. We could also face claims alleging that we should be liable for accidents or injuries caused by our employees or other service personnel due to negligence in supervision. Any material liability claims against us or any of our employees or other service personnel could adversely affect our reputation, create unfavorable publicity, cause us to incur substantial expenses and divert the time and attention of our management.

MBS store network expansion may not be implemented effectively.

We had a total of 150 MBS stores within our network as of December 31, 2024. Our MBS store network expansion involves substantial risks, including the selection of suitable locations, the availability of suitable locations and competition for suitable development sites, the selection of appropriate partner store candidates, the ability of partner store operators to fulfil their commitments to build new locations and the time frames specified in their development agreements, the negotiation of acceptable lease terms for new locations, costs of construction, permit issuance and regulatory compliance, the ability to meet construction schedules, the availability of financing and other capabilities of partner store operators. We cannot assure you that partner store operators planning the opening of new MBS stores will have the ability or sufficient access to financial resources necessary to open and operate such stores. The partner store operators’ development and construction of new MBS stores may not be completed in a timely manner or at all. We cannot assure you that present or future development plans will perform in accordance with expectations. It cannot be assured that partner store operators will successfully participate in our strategic initiatives or operate locations in a manner consistent with our standards. Moreover, newly opened MBS stores may not achieve desired revenue or cash flow levels.

MBS stores in our network are subject to certain environmental laws and regulations.

Certain activities of our MBS stores involve the handling, storage, transportation, recycling, or disposing of various new and used products, which may generate solid and hazardous wastes. These business activities are subject to stringent laws and regulations governing the storage and disposal of these products and wastes, the release of materials into the environment or otherwise relating to environmental protection. These laws and regulations may impose numerous obligations upon our MBS stores’ operations, including the acquisition of permits to conduct regulated activities, the imposition of restrictions on where or how to store and handle new products and to manage or dispose of used products and wastes, the incurrence of capital expenditures to limit or prevent release of such material, the imposition of substantial liabilities for pollution resulting from our MBS stores’ operations, and costs associated with health claims from service personnel.

In addition, environmental laws and regulations have generally imposed further restrictions on our operations, which may result in significant additional costs to our business. Failure to comply with these laws, regulations, and permits may result in the assessment of administrative, civil, and criminal penalties, the imposition of remedial and corrective action obligations, and the issuance of orders limiting or preventing operation of our stores. For instance, according to the Law of the PRC on the Prevention and Control of Environmental Pollution by Solid Waste, it is prohibited to provide or entrust hazardous waste to units or other producers and business operators with no licenses for the collection, storage, utilization and disposal of the hazardous wastes. We have cooperated with local operators to dispose of the hazardous wastes, however, we cannot assure you that all such operators can obtain hazardous waste operation permits in a timely manner or at all. If such operators fail to do so, governmental authorities may ask us to make corrections within a specified time, levy fines, confiscate our income, and under serious circumstances, order us to cease operation or suspend our relevant business. Further, MBS stores that engage in car wash business are required to obtain or update the permit of discharging sewage into urban drainage networks. Stores without such permit may be ordered to stop the relevant activities, take rectification measures, and pay a fine of up to RMB500,000 for each instance. Any adverse environmental impact on our MBS stores, including, without limitation, the imposition of a penalty or order, could materially and adversely affect our business and results of operations.

Our business may be affected by advances in automotive technology, such as NEVs, autonomous driving and shared mobility.

The demand for our auto parts, auto accessories and automotive insurance related services may be adversely affected by continuing developments in automotive technology, including NEVs, autonomous driving and shared mobility. Advances in automotive technology may increase the useful life of those parts and therefore reduce the demand for our products and services, adversely affecting our sales. Increased prevalence of sensors and back-up cameras, and increased prevalence of autonomous driving vehicles and shared mobility, may reduce collisions, which may result in reduced needs for repairs and maintenance. NEVs, generally require less repairs and maintenance, and when they do, may require more specialized service. For instance, traditional maintenance services such as oil and filter change, and maintenance of ignition related parts are not required as NEVs are not equipped with internal combustion engine and exhaust system. We are actively exploring opportunities to provide dedicated automotive sales and services addressing the NEV market, such as searching for merger and acquisition opportunities, expanding and optimizing our product and service offerings, expanding and deepening our strategic cooperation with leading NEV brands, and accelerating the transformation and upgrading of our offline stores to be able to service NEVs. However, currently, our new car sales, auto parts and auto accessories sales, and automotive insurance related services are primarily focus on fuel cars. Our NEV new initiatives may not be well accepted by our customers and may not achieve expected results. Some new car models require us to incur additional costs to update diagnostic capabilities and technical training programs or may make providing such training programs more difficult.

If we are unable to provide high-quality services, our reputation and business may be materially and adversely affected.

Our continued success in maintaining and enhancing our brands depends, to a large extent, on our ability to provide consistent and high-quality services. Our ability to provide high-quality services depends on factors such as our ability to provide a reliable and smooth service procedures for our customers, our ability to further improve and streamline our service process, and our ability to continue to offer available cars, auto part, auto accessories and automotive insurance related services at competitively low costs. If our customers are not satisfied with our services, or if our system is severely interrupted or otherwise fails to meet their demand, our reputation could be adversely affected, and we could fail to maintain customer loyalty. Moreover, if the technicians at MBS stores do not follow the recommended operation procedures or provide otherwise defective services to customers, which may subject us to various liabilities and harm our brand image and reputation. In addition, any negative publicity or poor feedback regarding our customer service may harm our brands and reputation and in turn cause us to lose customers and market share.

Furthermore, for our business segment of auto parts and auto accessories sales, we primarily rely on our customer service hotlines and third-party sellers to provide certain shipping and after-sale services to our customers. If our customer service representatives or third-party sellers fail to provide satisfactory services, or if the waiting time is too long due to the high volume of calls from customers, our brands and customer loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding our customer service may harm our brands and reputation and in turn cause us to lose customers and market share.

Any harm to our brands or reputation may materially and adversely affect our business, market share and results of operations.

We believe that building a strong brand and reputation as a platform offering genuine products, standardized services and reliable after-sale services is critical to our business and competitiveness. The brand recognition and reputation of our “Autozi” brand, and the successful maintenance and enhancement of our brand and reputation have contributed and will continue to contribute significantly to our success and growth. Any negative perception and publicity, whether or not justified, such as complaints and accidents in relation to customer experience, products and services offered through our platform, and our brand awareness and recognition, and actual or perceived deterioration of our product and service quality could tarnish our reputation and reduce the value of our brand, which may result in loss of customers. Further, our competitors may fabricate complaints or negative publicity about us, our employees, our stores, and service personnel at our stores for the purpose of vicious competition. With the increased use of social media, adverse publicity can be disseminated quickly and broadly, making it increasingly difficult for us to respond and mitigate effectively.

In addition, if we are unable to maintain and enhance our brand reputation or fail to execute our brand strategy, not only our sales and services may decline, our new car sales, auto parts and auto accessories sales and automotive insurance related service offerings may not be widely accepted by customers either, which would adversely affect our business and the results of operations.

Misconducts, including illegal, fraudulent, or collusive activities, by our employees, MBS store operators, suppliers, manufacturers, cooperators and any third-party service providers, may harm our brands and reputation and adversely affect our business and results of operations.

Misconducts, including illegal, fraudulent or collusive activities, unauthorized business conducts and behaviors, or misuse of corporate authorization by our employees, MBS store operators, suppliers and manufacturers and other business partners could subject us to liability and negative publicity. They may conduct fraudulent activities, such as accepting payments from or making payments to other third parties in order to bypass our internal system and to complete shadow transactions and/or transactions outside our internal system, disclosing users’ information to competitors or other third parties for personal gains, using or providing counterfeit or inferior products, or applying for fake reimbursement. They may conduct activities in violation of Anti-unfair Competition Law, which may expose us to unfair competition allegations and risks. It is not always possible to identify and deter such misconduct, and the precautions we take to detect and prevent these activities may not be effective. We have historically received certain immaterial administrative penalties for such misconduct. Such misconduct could also damage our brands and reputation, which could adversely affect our business and results of operations.

In the event that we become subject to claims caused by actions taken by our employees, MBS store operators, suppliers, manufacturers and cooperators, we may attempt to seek compensation from the relevant employees, MBS store operators, suppliers, manufacturers and cooperators. However, such compensation may be limited, and we may be required to bear such losses and compensation at our own costs. This could have a material and adverse effect on our business, financial condition and results of operations.

From time to time, we may evaluate and potentially consummate necessary or desirable strategic alliance, acquisition, or investment, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may pursue selected strategic alliances and potential strategic acquisitions that are supplemental to our business and operations, including opportunities that can help us further expand our offline MBS store network, optimize our product and service offerings and improve our technology system. See “Business—Our Strategies” for details. However, strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance or default by counterparties, and increased expenses in establishing these new alliances, any of which may materially and adversely affect our business. In addition, we may have limited ability to control or monitor the actions of our strategic partners. To the extent a strategic partner suffers any negative publicity as a result of its business operations, our reputation may be negatively affected by virtue of our association with such party.

The costs of identifying and consummating strategic acquisitions may be significant and subsequent integrations of newly acquired companies, businesses, assets and technologies would require significant managerial and financial resources and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our growth and business operations. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities and exposure to potential unknown liabilities of the acquired business. The acquired businesses or assets may not generate the financial results we expect and may incur losses. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. In addition, the PRC laws and regulations may make it difficult for us to conduct acquisitions in the future. See “—Risks Relating to Doing Business in China—The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.”

We may not successfully expand into new car models, auto parts, auto accessories and service categories, or maintain existing car models and upgrade existing auto parts, auto accessories and automotive insurance related services.

We may expand into new car models, auto parts, auto accessories and service categories, put efforts to maintain existing car models, and upgrade our existing auto parts, auto accessories and automotive insurance related services to meet our customers’ evolving preferences. It is difficult to predict the preferences of our customers or a specific segment of customers. Changes of car models we sell and upgrades to our existing auto parts, auto accessories and automotive insurance related services may not be well accepted by our customers, and newly introduced car models, auto parts, auto accessories and service categories may not achieve expected results. The efforts to expand into new car models, auto parts, auto accessories and service categories, or the efforts to maintain exiting car models and upgrade existing auto parts, auto accessories and automotive insurance related services may also require substantial investments of additional human capital and financial resources. If we fail to improve our existing car models, auto parts, auto accessories, and automotive insurance related services or fail to introduce new ones in a timely or cost-effective manner, our ability to attract and retain customers may be impaired, and our results of operations and prospects may be adversely affected. For example, we cater to the specific needs of our customers based on our data and business insights. We cannot assure you that the existing car models, auto parts, auto accessories and automotive insurance related services that we offer will cater to the needs of potential or existing customers, sustain their popularity for a period of time that we expect them to, or be welcomed or well accepted by the market as we expect.

We may be subject to product defects or other quality issues and product liability exposure.

We and our MBS stores may receive defective products or products of substandard quality. Defects in products could result in personal injury and property damage and may give rise to claims against us or our MBS stores for losses and expose us and our stores to claims for damages. There can be no assurance that the insurance held by our MBS stores or us will be adequate to cover the associated risks of the sale and use of defective products. In the event that product liability arises, sales of such products could expose us to product liability claims relating to personal injury or property damage and may require product recalls or other actions. Third parties subject to such injury or damage may bring claims or legal proceedings against us as the retailer of the product or a platform service provider. Although we would have legal recourse against the manufacturers of such products under PRC law, attempts to enforce our rights against the manufacturers may be expensive, time-consuming and ultimately futile. In addition, if we fail to provide the real names, addresses and valid contact details of the products provider, the customers may also claim damages from us, or if we know or should have known that MBS store operators on our platform use our platform to infringe upon the legitimate rights and interests of customers but we fail to take necessary measures, we shall bear joint and several liability with the MBS store operators. To the extent such liability is either not covered by our insurance, the MBS store operators’ insurance or exceeds the policy limits, the aggrieved parties may seek to recover their losses from us, whether or not they are legally or contractually entitled to do so, which could increase litigation costs or result in liability for us. Additionally, if we or our MBS stores deliver any defective products, or if there is a perception that our products are of substandard quality, we may incur substantial costs associated with product recall, product returns and replacements, our credibility and market reputation could be harmed, and our results of operations and market share may be adversely affected. As of the date of this report, we have not been subject to any material product defects related litigations, incidents, penalties, or product recall.

The wide variety of payment methods that we adopt may subject us to risks related to third-party payment processing.

We accept a wide variety of payment methods, including bank transfers and online payments through various third-party online payment platforms such as WeChat Pay, UnionPay and Alipay, in order to ensure smooth user experience. For certain payment methods, we pay varying service fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be subject to fraud and other illegal activities in connection with the various payment methods we offer. We may fail to deal effectively with any fictitious transactions or other fraudulent conduct.

We are also subject to various rules, regulations and requirements governing electronic funds transfers, both in China and globally, which could change or be reinterpreted to make it difficult or impossible for us to comply with. In addition, the commercial banks and third-party online payment service providers that we work with are subject to the supervision of the People’s Bank of China, or the PBOC. The PBOC may publish rules, guidelines and interpretations from time to time regulating the operation of financial institutions and payment service providers that may in turn affect the business arrangements between such entities and us. For example, in November 2017, the PBOC published a notice, or the PBOC Notice, on the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. The PBOC Notice intended to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting the unlicensed payment settlement services, so as to safeguard the fund security and information security. As the laws and regulations in this area are still evolving and subject to interpretation, we cannot assure you that the PBOC or other governmental authorities will find our current or planned new settlement mechanisms to be in compliance with the PBOC Notice. As of the date of this report, we have entered into third-party payment service agreements with licensed entities and such business arrangements were confirmed by or filed with PBOC by such licensed entities. The licensed entities are reputable commercial banks. However, if the PBOC or other relevant governmental authorities consider our current or planned new settlement mechanisms not fully compliant with the PRC regulations, we may need to adjust our business and cooperation model with the commercial banks and third-party payment service providers, and be subject to penalties and orders to rectify, which may result in higher payment processing cost, and any of these events may materially and adversely affect our growth potential, business and results of operations.

Failure to comply with the fire safety filing requirements for some of our warehouses and offices may subject us to administrative penalties, which could cause our operations and financial conditions to be materially adversely affected.

PRC laws and rules provide various requirements with respect to fire safety in China. Detailed measures and requirements vary among various regions and are still evolving, and the application of such measures is subject to significant uncertainties in various cities. As of the date of this report, some of our warehouses and offices had not completed required fire safety filings. We cannot assure you that we will be able to obtain or complete such filings or to timely respond to changes in the public security or fire safety standards issued by the governmental authorities from time to time. In light of our failure to timely complete all fire safety filings, we may be subject to administrative fines up to RMB5,000 for each self-operated workshop. Even if the premises have completed the fire safety filings, they may be randomly inspected by the relevant governmental authorities and if they fail to pass the random inspections after the fire safety filings, the premises may be closed down, which could materially and adversely affect our financial results. As of the date of this report, none of our warehouses and offices that failed to complete the fire safety filings has been subject to any fines or other penalties due to lack of fire safety filings.

Failure to obtain insurance agency business permits for our insurance intermediation services may affect our ability to conduct our business, which could cause our operations and financial conditions to be materially adversely affected.

For the fiscal years ended September 30, 2022, 2023 and 2024, our revenues from insurance intermediation services amounted to US$0.01 million, US$0.001 million and nil, respectively. Pursuant to the Regulatory Provisions on Insurance Agents promulgated on November 12, 2020 and became effective on January 1, 2021, engaging in insurance agency business in the PRC shall obtain the relevant insurance agency business permit. Persons who engage in insurance agency business illegally without a permit shall be banned by the insurance authority, and illegal income shall be confiscated and a fine ranging from one to five times the amount of illegal income shall be imposed on them; where there is no illegal income or the amount of illegal income is less than RMB50,000, a fine ranging from RMB50,000 to RMB300,000 shall be imposed on them. As advised by our PRC legal counsel, Commerce & Finance Law Offices, we may be required to obtain insurance agency business permits for insurance intermediation services. As of the date of this report, we have not obtained any insurance agency business permits or other permits for our insurance intermediation services. If any of the relevant insurance authorities determine that our activities of providing insurance intermediation services to insurance companies in exchange for commissions fall within the scope of engaging in insurance agency business, our PRC subsidiaries engaging in such activities may be banned and subject to a fine, and our income from such business may be confiscated, which may materially and adversely affect our business, financial condition and results of operations.

If we fail to obtain VATS license for the operation of our online supply chain cloud management systems and SaaS systems in the future, our business, financial condition and results of operations may be adversely affected.

According to the telecommunications regulations of the PRC, the value-added telecommunications services, or the VATS, refer to telecommunications and information services provided through public network infrastructures and the Classification Catalog of Telecommunication Services (2015 Edition) further divides the VATS into several detailed categories. PRC governments impose sanctions for engaging in the VATS without having obtained the VATS licenses for relevant categories. We believe we are not required to obtain VATS license for the operation of our online supply chain cloud management systems and SaaS systems, based on the facts that (i) our systems are software systems in nature, providing management services such as store managements, supply chain managements and insurance managements to several categories of users including automotive manufacturers, auto parts manufactures, insurance companies and MBS stores; and (ii) our systems do not operate as a platform for multiple sellers and users to match or procure their transactions as deal agent, such as Amazon. Thus, we are not directly involved in the provision of any type of value-added telecommunications services under the Classification Catalog of Telecommunication Services (2015 Edition). However, given that the interpretation of the regulations related to VATS and PRC regulatory authorities’ enforcement of such regulations are evolving and remain uncertain, and our business model is also evolving, it is unclear whether we will be required to obtain VATS licenses in the future. In the case that we are required to obtain any VATS licenses, we cannot assure you that we can obtain them in a timely manner or at all. If we are not able to comply with all applicable legal requirements, we may be subject to fines, confiscation of the gains derived from our non-compliant operations or suspension of our non-compliant operations, any of which may materially and adversely affect our business, financial condition and results of operations.

The filing, or other procedures of the CSRC will be required in connection with our offshore offerings in the future under PRC laws and our future offering will be contingent upon the completion of such filing procedures.

On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which became effective on March 31, 2023. According to the Trial Measures, among other requirements, any domestic companies that seek to offer or list securities overseas, including those indirect overseas offering and listing which meet certain conditions, should fulfil the filing procedures with the CSRC within three business days after the submission of the overseas offering and listing application, and subsequent securities offerings of a domestic company in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within three business days after the offering is completed. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that on or prior to the effective date of the Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing.

The Trial Measures require subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuers who have completed overseas offerings and listings. In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Trial Measures. As a result, we will be required to file with the CSRC within three (3) business days after the completion of the offerings in connection with this report. However, if we do not maintain the permissions and approvals of the filing procedure in a timely manner under PRC laws and regulations, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, limit our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. As the Trial Measures were newly published, there exists uncertainty with respect to the filing requirements and their implementation. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless.

Our business is subject to various government regulations and regulatory supervision in China. If we do not receive, complete, or maintain necessary approvals or filings, or we inadvertently conclude that such approvals or filings are not required, or there is a change in the applicable laws, regulations, or interpretations such that we need to make filings or obtain approvals in the future, it may have a material adverse effect on our business and results of operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Our business is subject to various government regulations and regulatory supervision in China. As of the date of this report, except as disclosed in this report, we have obtained all permissions and approvals which we are required to obtain from PRC authorities to operate our business and to offer the securities being registered to foreign investors.

If we do not receive, complete or maintain necessary approvals or filings, or we inadvertently conclude that such approvals or filings are not required, or there is a change in the applicable laws, regulations, or interpretations such that we need to make filings or obtain approvals in the future, we may be subject to (i) investigations by competent regulatory authorities, (ii) fines or penalties, (iii) orders to suspend our operations and to rectify any non-compliance, or (iv) prohibitions from engaging in relevant businesses and even securities offerings.

However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practices by relevant governmental authorities, if the relevant governmental authorities consider that we were operating without proper approvals, licenses or permits, or if the relevant governmental authorities promulgate new laws and regulations that require additional approvals or licenses or impose additional restrictions on the operation of any part of our business and we are not able to obtain such approvals, licenses or permits or adjust our business model in a timely manner or at all, they have the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business. Any of these actions by the relevant governmental authorities may have a material adverse effect on our business and results of operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Any disruption to our technology systems and resulting interruptions in the availability of our websites, applications, platforms, or services could adversely affect our business and results of operations.

The satisfactory performance, reliability and availability of our technology systems are critical to our success. We rely on our scalable technology infrastructure and corresponding online interfaces to connect our network with those of our various platform users. These integrated systems support the smooth performance of certain key functions of our business. However, our technology systems or infrastructure may not function properly at all times. We may be unable to monitor and ensure high-quality maintenance and upgrade of our technology systems and infrastructure, and users may experience service outages and delays in accessing and using our platforms as we seek to source additional capacity. In addition, we may experience surges in online traffic and orders associated with promotional activities and generally as we scale, which can put additional demand on our platform at specific times. As of the date of this report, we have not experienced any material incident on our technology systems. However, any disruption to our technology systems and resulting interruptions in the availability of our website, applications, platform or services could adversely affect our business and results of operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Our technology systems may also experience telecommunications failures, computer viruses, failures during the process of upgrading or replacing software, databases or components, power outages, hardware failures, user errors, or other attempts to harm our technology systems, which may result in the unavailability or slowdown of our platform or certain functions, delays or errors in transaction processing, loss of data, inability to accept and fulfil orders, reduced order volume and the attractiveness of our platform. Further, hackers, acting individually or in coordinated groups, may also launch distributed denial of service attacks or other coordinated attacks that may cause service outages or other interruptions in our business. Any of such occurrences could cause severe disruption to our daily operations. If we cannot successfully execute system maintenance and repair, our business and results of operations could be adversely affected, and we could be subject to liability claims.

If we fail to keep up with the technological developments and implementation of advanced technologies, our business, results of operations and prospects may be materially and adversely affected.

We apply technology to serve our customers and MBS stores more efficiently and bring them better customer experience. Our success will in part depends on our ability to keep up with the changes in technology and the continued successful implementation of advanced technology, including AI, 5G, cloud computing, distributed architecture and big data analytics. If we fail to adapt our platforms and services to changes in technological development in an effective and timely manner, our business operations may suffer. Changes in technologies may require substantial expenditures in research and development as well as in modification of our services. Technical hurdles in implementing technological advances may result in our services becoming less attractive to customers and corporate clients, which, in turn, may materially and adversely affect our business, results of operations and prospects.

Pandemics and epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks may disrupt our operations, which could materially and adversely affect our business, financial condition, results of operations and prospects.

In recent years, there have been outbreaks of epidemics globally. The COVID-19 pandemic adversely affected our business. In early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included, among others, extending the Chinese New Year holiday, travel restrictions, quarantines, remote working, cancellation of public events, and recommendations against travel for leisure. COVID-19 caused temporary closures of stores in our network and our offices in early 2020. While such restrictive measures had been lifted, our business was adversely impacted by the effects of the COVID-19 pandemic. Since the beginning of 2021, a few waves of COVID-19 infections emerged in various regions of China, resulting in varying levels of travel restrictions and encouragement of reduced travel. These previous travel restrictions reduced customers’ travel and the demand for automotive sales and services in past a few years. Meanwhile, we experienced impacts caused by business disruptions to certain of our suppliers as a result of the COVID-19 pandemic. As we have a nationwide network of suppliers, such disruptions did not have a material adverse impact on our business, financial condition, results of operations and cash flows. The COVID-19 resurgence caused by the Omicron variants since late March 2022 adversely affected our operations in certain cities in China. In particular, in the first half of 2022, our cooperating stores in certain cities also went through temporary closures due to lock-downs caused by COVID-19, among which, 71 cooperating stores in Shandong Province were temporarily closed for approximately three months due to the relevant lock-down policies, and 51 cooperating stores in Beijing also experienced temporary closures for approximately two months due to the lock-down.

In addition to the impact of COVID-19, our business could be materially and adversely affected by natural disasters, such as snowstorms, earthquakes, fires or floods, the outbreak of other widespread health epidemic, such as swine flu, avian influenza, severe acute respiratory syndrome, Ebola, or Zika or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. The occurrence of such a disaster or prolonged outbreak of an epidemic illness or other adverse public health developments in the countries and regions we operate in could materially disrupt our business and operations. Such events could also significantly affect our industry and cause a temporary closure of the facilities we use for our operations, which would severely disrupt our operations and have a material adverse effect on our business, financial condition, results of operations and prospects. Our operations could be disrupted if any of our employees were suspected of having any of the epidemic illnesses, since this could require us to quarantine some or all of such employees or disinfect the facilities used for our operations. In addition, our revenues and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak harms the Chinese or global economy in general. Our operations could also be severely disrupted if our clients, customers or other participants were affected by such natural disasters, health epidemics or other outbreaks.

We may be subject to social and natural catastrophic events that are beyond our control, such as natural disasters, health epidemics, riots, political and military upheavals and other outbreaks in the country or region where we have our operations or where a portion of our customers are located. Such events could significantly disrupt our operations and negatively impact our business, financial condition, results of operations and prospects.

Any failure of any of our key suppliers to deliver new cars, auto parts or auto accessories could negatively influence our ordinary business operations.

We procure new cars, auto parts and auto accessories from both domestic and global suppliers. For the fiscal years ended September 30, 2022, 2023 and 2024, purchase from our five largest suppliers accounted for 12.8%, 17.2% and 17.8% of our total purchase for the same periods, respectively. We attempt to mitigate our supply chain risk by qualifying and obtaining cars, auto parts and auto accessories from multiple sources where practicable and maintaining safety stock for certain key car models, auto parts and auto accessories with lengthy procurement lead times. However, we may still experience shortages or the available auto parts and accessories may not meet our specifications or quality needs. Furthermore, qualifying alternative suppliers may be time consuming and costly. Any disruption in the supply of new cars, auto parts and auto accessories could temporarily disrupt our daily business operations, until an alternative supplier is fully qualified by us or we are able to procure the relevant car models, auto parts or auto accessories in sufficient quantities from other existing suppliers. See “—Supply chain shortages and interruptions, fluctuations in prices and our relationship with suppliers could adversely affect our results of operations.” With the development and expansion of our business, we will need to more accurately forecast, purchase, warehouse and transport new cars, auto parts and auto accessories to customers and MBS stores. If we fail to match the timing and quantities of procurement to our actual needs, we may incur unexpected business disruption, storage and write-off costs, which could have a material adverse effect on our financial and operating results.

Supply chain shortages and interruptions, fluctuations in prices and our relationship with suppliers could adversely affect our results of operations.

We and MBS stores are dependent upon frequent deliveries of automotive parts and accessories that meet our quality specifications. Shortages or interruptions in the supply caused by unanticipated demand, problems in production or distribution, acts of terrorism, financial or other difficulties of suppliers, labor actions, inclement weather, natural disasters such as floods, drought and hurricanes, outbreak of disease, or other conditions could adversely affect the availability, quality and cost of supplies for such products, which could lower our revenues, increase operating costs, damage brand reputation or otherwise harm our business. Such shortages or interruptions could also reduce our profit margins which may in turn materially and adversely affect our business and results of operations.

Our business also depends on developing and maintaining close relationships with our suppliers and on our suppliers’ ability or willingness to sell quality products to us at favorable prices and terms. Many factors beyond our control may harm these relationships and the ability or willingness of these suppliers to sell us products on favorable terms. In addition, the consolidation among auto parts and accessories suppliers, distributors, or wholesalers may disrupt or end our relationship with some suppliers and could lead to less competition and result in higher prices.

We are subject to risks relating to the warehousing and logistics of our products.

Some of the inventories kept in our warehouses may involve hazardous chemicals and we may transport those hazardous chemicals by ourselves or through third parties from time to time. The storage and transportation of chemicals involve inherent safety risks. We may face challenges with respect to the storage, transportation, handling, protection and examination of these chemicals by the governmental authorities. We cannot assure you that our risk management system will eliminate all possibilities of hazardous chemical diffusions, combustions, and other types of hazardous chemical accidents. For instance, we might be held liable for hazardous chemical accidents that happen on the premises of our leased properties. In the event that our use of leased properties is determined to be in violation of applicable requirements, such as the requirements for storage of hazardous chemicals, we may be subject to fines and forced to relocate the affected operations. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties.

We transport auto parts and accessories to customers and MBS stores primarily via third-party logistics services. We are not able to control or predict the actions of these service providers. Logistics may be disrupted for a number of reasons that may be beyond our control or the control of our logistics service providers, including, without limitation, epidemics, adverse weather condition, natural disasters, transportation interruptions or labor unrest or shortage. Further, cars and personnel of third-party logistics service providers may be involved in transportation accidents, and the products carried by them may be lost, damaged, destroyed, or may cause safety accidents, and we may be subject to various levels of liabilities associated with personal injuries or property damages if such accidents happen. In addition, we cannot assure you that all such logistics providers have obtained the required permits for dealing with hazardous chemicals. If any of such logistics service providers fails to obtain the required permits in a timely manner or at all, we may be penalized by the governmental authorities for engaging such service providers. Such interruptions to or failures in such third-party logistics service providers’ operations may obstruct the timely or successful delivery of our products. If products are not delivered on time, the normal operation of stores may be adversely affected and our customers may wait longer time to have their cars serviced, which may harm our brand image and reputation. If the products are delivered in a damaged state, our customers may return the products and may claim refund from us and their confidence in us may be impaired. If any of our logistics service providers’ operations or services are disrupted or terminated, we may not be able to find alternative qualified service providers on commercial terms to our satisfaction in a timely and reliable manner, or at all. As a result, our business, reputation, financial condition and results of operations may be materially and adversely affected.

Moreover, natural disasters or other unanticipated catastrophic events, including power interruptions, water shortage, storms, fires, earthquakes, cybersecurity attacks, terrorist attacks and wars, as well as changes in governmental planning for the land underlying the warehousing facilities, may also result in the closure of one or more of our facilities, or may adversely affect our ability to deliver inventory to our stores in a timely manner. Any interruptions or delays in our supply chain service, whether as a result of third-party error, our error, natural disasters or security breaches, whether accidental or willful, could affect our ability to timely provide products to our customers, resulting in lost sales or a potential loss of customer loyalty, any of which could significantly impair our business, financial condition and results of operations.

We may need additional capital to pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.

Since inception, we raised capital through bank loans, equity financing, and bond issuance to support the growth of our business. As we intend to continue to make investments to support the growth of our business, we may need additional capital to make continued investments in facilities, hardware, software, technological systems and to retain talents to remain competitive. Due to the unpredictable nature of the capital markets and our industry, we cannot assure you that we will be able to raise additional capital on terms acceptable to us, or at all, if and when required, especially if we experience disappointing operating results. Repayment of the indebtedness may divert a substantial portion of cash flow to repay principal and service interest, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and we may suffer default and foreclosure on our assets if our operating cash flow is insufficient to fulfill our obligations, which could in turn result in acceleration of obligations to repay the indebtedness and limit our sources of financing.

Volatility in the credit markets may also have an adverse effect on our ability to obtain debt financing. If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A ordinary shares. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, financial condition, results of operations and prospects could be adversely affected.

Our cash flows, financial conditions and business operations may be negatively affected due to the guarantees we provide to third parties.

Previously in 2019, we sold auto parts and accessories through our online platform, we used to cooperate with commercial banks to offer credits to large customers, primarily business entities in China. Under such older business model, we, as the main seller on the platform, purchased auto parts and accessories from upstream manufacturers and sold them to downstream customers. Those large customers could use their credits to buy auto parts and accessories on our platform and then paid back to the banks when the bill was due. So, in addition to the proceeds of the sale of auto parts and accessories, we would also be able to take a certain amount of service fees from these funds as revenue. Due to the credit deterioration of some customers, they could not repay on time and thus we had to undertake a certain amount of debt to commercial banks. As a result of negotiations and payment rescheduling, those commercial banks extended these customers’ repayment term and allowed them to repay by installment, but we should be the guarantor for such payments. In recent years, the competent authorities of China have begun to conduct a special campaign against internet financial risks. Due to the Notice on Regulating and Rectifying “Cash Loan” Business, or the Circular 141, we were unable to operate under such a business model. According to Circular 141, activities offering cash loans, which are characterized by the lack of specific consumption scenarios, designated purposes, targeted users or mortgages, are subject to inspections and rectifications to prohibit excessive borrowing and granting credits repeatedly to individual borrowers, collecting interests at abnormally high interest rates and violating privacy. Circular 141 clarifies that no organization or individual shall start a loan business without the required qualifications and approved licenses. Therefore, since 2020, we no longer provide credit lines to our new customers in the auto part and accessories sales business as such services may be defined as loan business, nor hold a large inventory of auto parts and accessories. If any of the third parties benefiting from our guarantees defaults on its payments, the banks may exercise its right under the guarantee to demand repayment from us. As a result, our cash flows, financial conditions and business operations may be negatively affected.

Our business is subject to a certain level of seasonality.

Seasonal changes may impact the demand for our new car sales, automotive insurance related services, and auto parts and auto accessories, which is generally common for our industry. We have historically recorded lower revenues in the first quarter of each year. During the first quarter, stores are temporarily closed as technicians return home for the Chinese New Year holidays and there is relatively low level of road travel activity during the winter and the Chinese New Year holiday period. We have historically recorded higher revenues in the second half of each year. Our car sales are generally higher in the second half of the year, especially in the fourth quarter. Accordingly, more car owners perform maintenance on their cars in the second half of the year given that maintenance schedules are often on an annual basis (if not based on mileage). In addition, we also typically experience a seasonal surge in volume of auto parts and accessories sales during the third and fourth quarters of each year when we launch special promotional campaigns like other major online e-commerce platforms, for example, around China’s new online shopping festivals on June 18 and November 11 each year. We may experience capacity and resource shortages in fulfilling orders during the period of such seasonal surge in our business, which could materially and adversely affect our business and results of operations.

Failure to manage inventory at optimal levels could adversely affect our business, financial condition, and results of operations.

We are required to manage a certain volume of inventory for our business. We depend on demand forecasts for cars, auto parts and auto accessories to make procurement plans and manage our inventory. Our forecast for demands, however, may not accurately reflect the actual market demands, which depends on a number of factors including, without limitation, launches of new products, changes in product lifecycles and pricing, product defects, changes in customer spending patterns, manufacturer backlogs and other suppliers/manufacturers-related issues, as well as the economic environment in China. We cannot assure you that we will be able to maintain proper inventory levels for our business at all times, and any such failure may have a material and adverse effect on our business, financial condition and results of operations.

Inventory levels in excess of demand may result in inventory write-downs, inventory overstock, or a decrease in inventory sales prices and a potential negative effect on our liquidity. If we fail to manage our inventory effectively, we may be subject to heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. In addition, we may be required to lower sale prices in order to reduce inventory level, which may lead to lower gross margins. High inventory levels may also require us to commit substantial capital resources, preventing us from using that capital for other important purposes. Any of the above may materially and adversely affect our results of operations and financial condition.

Conversely, if we underestimate the demand or if we experience faster-than-expected growth, or if our suppliers fail to provide auto parts and accessories to us in a timely manner, we may experience inventory shortages, which may, in turn, require us to procure auto parts and accessories at higher costs, result in unfulfilled user orders, leading to a negative impact on our financial condition and our relationships with partner store operators.

Additionally, we also rely extensively on our artificial intelligence algorithms to manage inventory levels at a specific warehouse, smart warehouse or smart cabinet, and such inventory levels might not accurately correspond to actual market demands and could lead to under-stocking or over-stocking in the warehouses, smart warehouses or smart cabinets. Therefore, although we try to monitor inventory levels in these warehouses or stores to the extent we can, we cannot assure you that there will not be under-stocking or overstocking in these warehouses, smart warehouses or smart cabinets.

Increases in labor costs in the PRC and noncompliance with labor laws and regulations may materially and adversely affect our business and our margin profile.

China’s overall economy and the average wage have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers who pay for our products and services, our margin profile and results of operations may be materially and adversely affected. Further, pursuant to the PRC Labor Law, as amended, or the Labor Contract law, and its implementation rules, employers are subject to various requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to affect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

In addition, under the PRC Social Insurance Law and the Administrative Measures on Housing Provident Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing provident funds, and employers are required, together with their employees or separately, to promptly pay the contributions to social insurance and housing provident funds for their employees in full amount and make timely registration with the relevant social insurance or housing provident fund authorities. As of the date of this report, we have not made social insurance contributions in full or made any housing provident funds contributions for all of our employees, and certain of our PRC subsidiaries have not made timely contribution registration of housing provident fund with the relevant housing provident fund authorities in accordance with the relevant PRC laws and regulations. Under the PRC Social Insurance Law, orders to make full contributions within a prescribed time may be imposed on an employer for not making full social insurance contributions for employees in a timely manner. If any of the relevant social insurance authorities is of the view that the social insurance contributions we made for our employees do not comply with the requirements under the relevant PRC laws and regulations, it may order us to pay the outstanding balance within a prescribed time period plus a late fee of 0.05% of the total outstanding balance per day. If we fail to do so, we may be subject to a fine ranging between one to three times of the total outstanding balance. Under the Administrative Measures on Housing Provident Fund, orders to make full contributions within a prescribed time may be imposed on us for not making housing provident funds contributions for employees in a timely manner. If we fail to do so, the relevant housing provident fund authorities may apply to a PRC court for an order of mandatory payment. Besides, the relevant housing provident fund authorities may order certain of our PRC subsidiaries to make contribution registration of housing provident fund within a prescribed time limit. If we fail to do so, we may be subject to a fine ranging from RMB10,000 to RMB50,000. In addition, certain of our employees engage third-party human resources agencies to make social insurance and housing provident fund contributions for the employees, and we cannot assure you that such third-party agencies make such contributions in full in a timely manner, or at all, and even if they do, regulators may deem such practice to be noncompliant with the relevant labor laws and bring enforcement actions against us. If the relevant PRC authorities determine that we shall make up for social insurance and housing provident fund contributions or that we are subject to fines and legal sanctions in relation to our failure to make social insurance and housing provident fund contributions in full for our employees and make timely contribution registration of housing provident fund with the relevant housing provident fund authorities, our business, financial condition and results of operations may be adversely affected.

However, we cannot assure you that our employment practices will be deemed to be in compliance with labor-related laws and regulations in China due to interpretation and implementation uncertainties related to the evolving labor laws and regulations, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

We are subject to risks relating to our leased properties.

We lease certain real properties in China from third parties primarily as office space and operation facilities. As of the date of this report, for some of our leased office spaces and warehouses, we have not been provided by the lessors with the applicable certificates, approvals or any other documentation proving their right to lease those properties to us or the actual use of such premises is not consistent with the designated use of premises as stated in the relevant ownership certificate. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant governmental authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or other parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. In addition, in the event that our use of properties is successfully challenged, we may be forced to relocate. Moreover, we may become involved in disputes with the property owners or third parties who otherwise have rights to or interests in our leased properties. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected. In addition, if our partner store operators were not able to find replacement premises for their stores due to any lease deficiencies, the daily operations of such stores may be negatively affected.

Furthermore, we have not registered any of our leasehold interests with the relevant Chinese governmental authorities as required by PRC law, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant Chinese governmental authorities. Failure to complete the lease registration will not affect the legal effectiveness of the lease agreements according to PRC law, but the real estate administrative authorities may require the parties to the lease agreements to complete lease registration within a prescribed period of time, and failure to do so may subject the parties to fines from RMB1,000 to RMB10,000 for each of such lease agreements. See “—Risks Relating to Our Business and Industry—We may be subject to penalties for failure to register our lease with the PRC real estate administration department.”

As of the date of this report, we had not been subject to any actions, claims or investigations threatened against us or our lessors with respect to the defects in our leasehold interests which may have a material adverse impact on our business, financial condition and results of operation. However, if any of our leases is terminated as a result of challenges by third parties or governmental authorities for lack of title certificates or proof of authorization to lease, we do not expect to be subject to any fines or penalties, but we may be forced to relocate the affected offices, stores or warehouses and incur additional expenses relating to such relocation. We cannot guarantee that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we fail to relocate our operations in a timely manner, our operations may be interrupted.

Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

We lease properties to operate a majority of our warehouses and offices, and some of MBS store owners lease properties to operate their stores. We and our MBS store operators may not be able to successfully extend or renew such leases upon expiration, on commercially reasonable terms or at all, and may be forced to relocate the affected operations. Such relocation may disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. We may not be able to locate desirable alternative sites for our facilities as our business continues to grow and failure in relocating our operations when required could adversely affect our business and operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. Even if we or our partner store operators are able to extend or renew the respective leases, rental payments may significantly increase as a result of the high demand for the leased properties.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property (which we have ownership or legal rights to use) as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete arrangements with our employees and others, to protect our proprietary rights. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that our patent applications will be approved, that any issued patents will adequately protect our intellectual property, or that such patents will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Further, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

Registration, maintenance, and enforcement of intellectual property rights in China must comply with relevant laws and regulations. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. We cannot assure you that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations. As of the date of this report, the registration application of two of our trademarks currently used by one of our PRC entities, Quantum Data, has been rejected by the Trademark Office of China National Intellectual Property Administration. Thus, we cannot guarantee that we are able to register and maintain the intellectual property right of such trademark. If our use of such trademark is found to have infringed the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such trademark.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We have been, and from time to time in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our solutions or services, the solutions or services provided by third-party merchants on our marketplace, or other aspects of our business. There could also be existing patents of which we are not aware that our solutions or services may inadvertently infringe. We cannot assure you that holders of patents purportedly relating to some aspects of our technology platform or business, if any such holders exist, would not seek to enforce such patents against us in China, the U.S. or any other jurisdictions. Further, the application and interpretation of China’s patent laws and the procedures and standards for granting patents in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question. Finally, we use open-source software in connection with our solutions and services. Companies that incorporate open-source software into their solutions and services have, from time to time, faced claims challenging the ownership of open-source software and compliance with open-source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open-source software or noncompliance with open-source licensing terms. Some open-source software licenses may require customers who distribute open-source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open-source code on unfavorable terms or at no cost. Any requirement to disclose our source code or pay damages for breach of contract could be harmful to our business, results of operations and financial condition.

Regulatory actions, legal proceedings, and customer complaints against us or our constituents could harm our reputation and have a material adverse effect on our business, results of operations, financial condition and prospects.

We were involved in litigations and other disputes in the ordinary course of our business, which include lawsuits, arbitration, regulatory proceedings, and other disputes relating to our business. Along with the growth and expansion of our business, we or our constituents may be involved in litigations, regulatory proceedings, and other disputes arising outside the ordinary course of our business. Such proceedings, investigations, claims, and complaints could be initiated or asserted under or on the basis of a variety of laws in different jurisdictions, including data protection and privacy laws, labor and employment laws, anti-monopoly or competition laws, transportation laws, advertising laws, intellectual property laws, securities laws, tort laws, contract laws, and property laws. They may also cause a diversion of our management’s attention, result in reputational damage to us and our management, and lead to legal proceedings against our directors, officers, or employees. Given the uncertainty, complexity, and scope of many of these litigation matters, their outcome generally cannot be predicted with any reasonable degree of certainty. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. If we fail to defend ourselves in these actions, we may be subject to restrictions, freezing of our assets, negative publicity, substantial monetary damages, legal defense costs, injunctive relief, and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business. Even if we are successful in our attempt to defend ourselves in legal and regulatory actions or to assert our rights under various laws and regulations, the process of communicating with relevant regulators, defending ourselves, and enforcing our rights against the various parties involved may be expensive and time-consuming.

Our insurance coverage may not be adequate, which could expose us to significant costs and business disruptions.

We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for most of our employees. However, as of the date of this report, we had not made sufficient social insurance and housing provident fund contributions for all of our employees in full in accordance with the relevant PRC laws and regulations. For detailed descriptions of associated risks, see “—Increases in labor costs in the PRC and noncompliance with labor laws and regulations may materially and adversely affect our business and our margin profile.” We do not maintain any commercial insurance in relation to our business operations. We consider our insurance coverage to be sufficient for our business operations in China. However, we cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct activities, including the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-corruption laws and regulations. The FCPA prohibits us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls.

We have direct or indirect interactions with officials and employees of government agencies and state-owned affiliated entities in the ordinary course of business. These interactions subject us to an increased level of compliance-related concerns. We are in the process of implementing policies and procedures designed to ensure compliance by us and our directors, officers, employees, representatives, consultants, agents and business partners with applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations. However, our policies and procedures may not be sufficient and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.

Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation. In addition, changes in economic sanctions laws in the future could adversely impact our business and investments in our shares.

If we are unable to protect our customers’ personal information, we could be exposed to data loss, litigation, and liability, and our reputation could be significantly harmed.

In the ordinary course of our business, we collect certain personal information provided by our customers, which is stored in our own server. Privacy protection is increasingly demanding, and the use of electronic payment methods and collection of certain personal information expose us to increased risk of privacy and/or security breaches as well as other risks. We may experience or be affected by security breaches in which our customers’ personal information is stolen. Also, security and information systems that we use or rely on may be compromised as a result of data corruption or loss, cyberattack or a network security incident or we may fail to comply with applicable laws and regulations. Although private networks are used to transmit confidential information, third parties may have the technology or know-how to breach the security of the customer information transmitted, and the security measures employed may not effectively prohibit others from obtaining improper access to this information. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and are often difficult to detect for long periods of time, which may cause a breach to go undetected for an extensive period of time. Advances in computer and software capabilities, new tools, and other developments may increase the risk of such a breach. If a person is able to circumvent our security measures or those of third parties, he or she could destroy or steal valuable information or disrupt our operations. We may become subject to claims for purportedly fraudulent transactions arising out of the unlawful access or exfiltration of personal data, and we may also be subject to lawsuits, administrative fines or other proceedings relating to these types of incidents. Any such claim or proceeding could cause us to incur significant unplanned expenses, which could have an adverse impact on our business, financial condition and results of operations. Further, adverse publicity resulting from such claims or proceedings could significantly harm our reputation which, in turn, may have an adverse effect on our business, financial condition and results of operations. See also “—Risks Relating to Doing Business in China—We are subject to a variety of laws and regulations regarding cybersecurity and data protection, and any failure to comply with applicable laws and regulations, including improper use or appropriation of personal information provided directly or indirectly by our customers or end customers, could have a material adverse effect on our business, financial condition and results of operations.”

Changes in laws and regulations related to the internet and fixed telecommunications or changes in the internet infrastructure and fixed telecommunications networks itself may diminish the demand for our products and services, and could have a negative impact on our business.

The future success of our business depends upon the continued use of the internet as a primary medium for commerce, communication and business solutions. Access to the internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. We rely on this infrastructure to provide data communications primarily through local telecommunication lines and wireless telecommunication networks. In addition, the national networks in China are connected to the internet through international gateways. These international gateways are the only channels through which a domestic customer can connect to the internet and may not sufficiently support the continually growing demand for internet usage. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platforms. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China can support the demands associated with the continued growth in internet usage. If we cannot increase our capacity to deliver our online services, we may not be able to accommodate the increases in traffic we anticipate from our expanding customer base and the adoption or acceptance of our offerings may be hindered, which could adversely impact our business and profitability. In the event of disruptions, failures or other problems with internet infrastructure, we or our customers may not have access to alternative networks on a timely basis, if at all. Additionally, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. Furthermore, if internet access fees or other charges to internet customers increase, some customers may be prevented from accessing the mobile internet and thus cause the growth of mobile internet customers to decelerate. Such deceleration may adversely affect our ability to continue expanding our customer base.

Our technology infrastructure may encounter disruptions or other outages caused by problems or defects in our technologies and systems, such as malfunctions in software or network overload. Incidents of serious network overload may cause laggings for some of our customers for a period of several hours each time, and may negatively affect our customer experience. Our growing operations will place increasing pressure on our server and bandwidth capacities as we further expand our customer base and develop more features and functions. We may encounter problems when upgrading our systems or services and there may be undetected programing errors, which could adversely affect the performance of our operating systems and customer experience. Furthermore, our infrastructure is also vulnerable to damages from fires, floods, earthquakes, power loss and telecommunication failures.

Government bodies or agencies in jurisdictions where we have operations have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. Changes to these laws or regulations could require us to modify our solutions in order to comply with these changes. In addition, government agencies or private organizations may begin to impose taxes, fees or other charges for accessing the internet or commerce conducted via the internet. These laws or charges could limit the growth of internet-related commerce or communications generally, result in reductions in the demand for internet-based services such as ours.

In addition, the use of the internet as a business tool could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of internet activity, security, reliability, cost, ease of use, accessibility, and quality of service. The performance of the internet and its acceptance as a business tool has been adversely affected by “viruses”, “worms” and other malicious programs and the internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. Any network interruption or inadequacy that causes interruptions to our platforms, or failure to maintain the network and server or solve such problems in a timely manner, could reduce our customer satisfaction, which in turn, could adversely affect our reputation, customer base and our business, financial condition, results of operations and prospects.

Our business depends on the continued efforts of our senior management, particularly our founder, chairman and chief executive officer Dr. Houqi Zhang. If Dr. Zhang, or one or more other of our key executives and employees, were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continuing services of our senior management, particularly Dr. Zhang, our founder, chairman and chief executive officer, and our other executive officers named in this report. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our key executives of our subsidiaries in China, there is no assurance that any member of our management team will not join our competitors or form a competing business. Moreover, it is possible that our key employees, upon their departure, will join our competitors or start their own competing businesses, and may solicit certain of our current customers, which may adversely affect our business, financial results and daily operations. If any dispute arises between us and our current or former officers, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because our founder, Dr. Houqi Zhang, beneficially owned more than 50% of our total voting power as of the date of this report. Pursuant to our second amended and restated memorandum and articles of association, an ordinary resolution to be passed at a shareholders’ meeting requires the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at our general meeting, while a special resolution requires the affirmative vote of not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at our general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given. A special resolution will be required for important matters such as making changes to our second amended and restated memorandum and articles of association. As a result, Dr. Houqi Zhang has the ability to control or significantly influence the outcome of most of corporate matters requiring approval by shareholders. In addition, for so long as we remain a controlled company under that definition, we are permitted to elect to rely on, and may rely on, certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors and the requirements regarding compensation and nominating committees. We are not relying on the exemptions available for controlled companies as of the date of this report, but instead, we are relying on the exemption available for foreign private issuers to follow our home country governance practices. If we cease to be a foreign private issuer or if we cannot rely on the home country governance practice exemptions for any reason, we may decide to invoke the exemptions available for a controlled company as long as we remain a controlled company. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We have limited experience operating as a public company.

We have limited experience conducting our operations as a public company. Since we became a public company in August 2024, we are facing enhanced administrative and compliance requirements, which have resulted in substantial costs. The majority of our directors and executive officers have limited experience in operating a U.S. public company, which makes our ability to comply with applicable laws, rules and regulations uncertain. Our failure to comply with all laws, rules and regulations applicable to U.S. public companies could subject us or our management to regulatory scrutiny or sanction, which could harm our reputation and share price.

We are subject to changing laws, rules and regulations in the U.S. regarding regulatory matters, corporate governance and public disclosure that has increased and will increase both our costs and the risks associated with non-compliance.

We are subject to rules and regulations by various governing bodies and self- regulatory organizations, including, for example, the SEC and The Nasdaq Stock Market, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.

We are subject to the reporting requirements of the Exchange Act of 1934, or Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the Nasdaq Stock Market. In the course of auditing our consolidated financial statements for the fiscal year ended September 30, 2024, we identified two material weaknesses in our internal control over financial reporting as of September 30, 2024. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim combined and consolidated financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to (i) lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements including but not limited to the procedures over identifying related party transactions and the disclosure controls; and (ii) lack of internal file management procedures. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

To remedy our identified material weaknesses, we have started adopting measures to improve our internal control over financial reporting, including, among others: (i) hiring more qualified accounting personnel, engaging financial advisor with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and setting up a financial and system control framework; (ii) strengthening corporate governance; (iii) establishing internal document management policies and continuing our efforts to implement necessary review and controls at relevant levels on all important documents.

However, we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes- Oxley Act, our Class A ordinary shares may not be able to remain listed on the Nasdaq Global Market.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report beginning with our second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Our results of operations may be adversely impacted in the event of a sustained period of increased inflation.

The global economy has experienced rising inflation since 2021, which has persisted through 2024 and remains uncertain for future periods. In particular, China’s overall economy and the average wage have increased in recent years and are expected to continue to grow. In addition, Additionally, global supply chain disruptions, rising energy costs, and ongoing geopolitical tensions, such as the Russia-Ukraine conflict and the instability in the Middle East, have further contributed to inflationary pressures. If inflation continues to increase or stays above levels seen in recent years, we could face further increases in labor costs and supply costs, which could adversely affect our business and results of operations if we are not able to pass on the increased costs to our customers, or successfully implement other mitigating actions.

Although inflation has not had a material impact on our results of operations, we can provide no assurance that we will not be affected in the future by rates of inflation in mainland China. Sustained or rising inflation may result in increased supply costs and labor costs and affect our financial performance. In addition, fluctuations in currency exchange rates, interest rate hikes by central banks and regulatory policies aimed at controlling inflation could further impact our cost structure and pricing strategies. As a result, our results of operations may be adversely impacted.

If the Company becomes tax resident in the Cayman Islands or otherwise becomes subject to the economic substance test, we may be required to implement certain operational changes and incur additional compliance costs, which could materially affect our business operations and financial performance.

Pursuant to the International Tax Cooperation (Economic Substance) Act, 2018 of the Cayman Islands (the “ES Act”), which was effective on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test outlined in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands, such as our Company; however, entities that are tax resident outside the Cayman Islands are exempt from the requirements of the ES Act. Accordingly, as the Company is currently tax resident outside the Cayman Islands, it is not required to satisfy the economic substance test as prescribed by the ES Act.

It is important to note that while the Company is not currently required to meet the economic substance test due to its tax residency status, any future changes to our tax residency could subject us to these requirements. If the Company becomes tax resident in the Cayman Islands or otherwise becomes subject to the economic substance test, we may be required to implement certain operational changes and incur additional compliance costs, which could materially affect our business operations and financial performance. Furthermore, any changes to the ES Act or its interpretation could also impact our business, as we will be required to ensure compliance with the applicable regulations.

RISKS RELATING TO DOING BUSINESS IN CHINA

Change in China’s economic, political or social conditions, laws, regulations or governmental policies could have a material adverse effect on our business, financial conditions and results of operations.

We conduct all of our operations in China and all of our revenues are sourced from China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China.

While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among different economic sectors. The Chinese government has implemented measures to encourage economic growth and guide the allocation of the resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by changes in tax regulations.

Although the PRC economy has grown significantly in the past decade, any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on a specific industry including our operating companies in China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.

The current tension in international trade, may adversely impact our business, financial condition, and results of operations.

Although cross-border business may not be an area of our focus, however, it may impact business of our clients. Any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our services, impact our competitive position, or prevent us from being able to conduct business. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations.

Although the direct impact of the international trade tension, and any escalation of such tension, on the industries in which we operate is uncertain, the negative impact on general, economic, political and social conditions may have the effect of restricting our ability to transact or otherwise do business with entities within or outside of China and may cause investors to lose confidence in Chinese companies and counterparties, including us. If we were unable to conduct our business as it is currently conducted as a result of such regulatory changes, our business, financial condition and results of operations.

Changes, application and interpretation with respect to the PRC legal system could result in a material change in our operations and/or the value of the securities we are registering for sale. PRC laws and regulations may be subject to future changes, which could result in a material change in our operations and/or the value of our Shares.

Our operating subsidiaries are incorporated under and governed by the laws of the PRC. The PRC legal system is based on written statutes and their legal interpretations by the Standing Committee of the National People’s Congress. Previous court decisions may be cited for reference but have limited precedential value. Since 1979, the PRC government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, these laws and regulations may be subject to future changes, which could result in a material change in our operations and/or the value of our Shares.

We cannot rule out the possibility that the competent authorities will institute a licensing regime or pre-approval requirement covering our industry at some point in the future. If such a licensing regime or approval requirement were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, it may be difficult to evaluate the effects of the outcome of administrative and court proceedings. Furthermore, we may not be aware of our violation of any of the policies and rules until sometime after the violation.

Such risks, including risks over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which became effective on March 31, 2023. According to the Trial Measures, among other requirements, any domestic companies that seek to offer or list securities overseas, including those indirect overseas offering and listing which meet certain conditions, should fulfil the filing procedures with the CSRC within three business days after the submission of the overseas offering and listing application. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that on or prior to the effective date of the Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing. We may not be able to complete the filing because the filing materials are incomplete or do not meet the requirements of the CSRC.

The Chinese government has oversight and influence over the manner in which we must conduct our business, these oversight and influence could impact our operations materially and adversely, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

The Chinese government has significant oversight and discretion over the conduct of our business. Our ability to operate in the PRC may be influenced by changes in its laws and regulations. The central or local governments of the PRC may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms, could have a significant effect on economic conditions in the PRC or particular regions thereof. We cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition, results of operations and the value of our Class A ordinary shares.

Our business is also subject to various government and regulatory regulation. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry, which could result in further material changes in our operations and adversely impact the value of our securities.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies, including companies based in China, upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act. On December 18, 2020, the HFCA Act was signed into law. On March 28, 2021, the SEC issued interim measures implementing the HFCA Act which became effective on May 5, 2021. On December 2, 2021, the SEC adopted final amendments implementing congressionally mandated submission and disclosure requirements of the HFCA Act, which went into effect on January 10, 2022. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, or the Accelerating HFCA Act. The bill, if enacted, would shorten the three-consecutive-year compliance period under the HFCA Act to two consecutive years. On December 29, 2022, the Accelerating HFCA Act was signed into law, which amended the HFCA Act by requiring the SEC to prohibit an issuer’ securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. Our auditor, Marcum Asia CPAs LLP, which is based in New York, is currently subject to inspection by the PCAOB on a regular basis. As a result, the time period before our Class A ordinary shares may be prohibited from trading or delisted was reduced.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the PRC Ministry of Finance, which was only the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong completely, consistent with U.S. Law. On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacated its previous determinations to the contrary. On February 24, 2023, the CSRC, the Ministry of Finance, the State Secrecy Administration, and the State Archives Bureau jointly issued the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises, or the Provisions, which aim to standardize confidentiality and archives administration in respect of direct or indirect overseas issuance of securities by domestic enterprises of the PRC and came into effect on March 31, 2023. The Provisions provide the following requirements: (a) working papers formed within the territory of China by the securities firms and securities service agencies that provide corresponding services for the overseas issuance and listing of domestic enterprises shall be stored within the territory of China. Those that need to transmit working papers outbound shall go through examination and approval formalities in accordance with the relevant provisions of the State, and (b) the relevant domestic enterprise, securities firms and securities service agencies shall obtain the consent of the CSRC or the relevant administrative authorities prior to cooperating in the inspection or investigation carried out by the overseas securities regulator or relevant administrative authorities or providing documents and materials for cooperating in the inspection or investigation. The Provisions further provide that, where the overseas securities regulator and the relevant competent authorities request to conduct inspection or investigation to collect evidence from a domestic enterprise and the domestic securities firms and securities service agencies providing corresponding services regarding the overseas offering and listing activities of the domestic enterprise, the inspection or investigation shall be carried out under the cross-border regulatory cooperation mechanism, and the CSRC or the relevant authorities shall provide the requisite assistance pursuant to the bilateral and multilateral cooperation mechanism. Given that the Statement of Protocol and the Provisions have just been issued and that official guidance and related implementation rules of the Provisions have not been issued and the Provisions may be subject to further clarifications during subsequent implementation, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination.

Our auditor, Marcum Asia CPAs LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis. Therefore, it is not subject to the determinations announced by the PCAOB on December 16, 2021, as it is not on the list published by the PCAOB. However, in the event the PRC authorities would further strengthen regulations over auditing work of Chinese companies listed on the U.S. stock exchanges, which would prohibit our current auditor to perform work in China, then we would need to change our auditor and the audit workpapers prepared by our new auditor may not be inspected by the PCAOB without the approval of the PRC authorities, in which case the PCAOB may not be able to fully evaluate the audit or the auditors’ quality control procedures. Furthermore, due to the recent developments in connection with the implementation of the HFCA Act, we cannot assure you whether the SEC, Nasdaq or other regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. The requirement in the Accelerating HFCA Act that the PCAOB be permitted to inspect the issuer’s public accounting firm within two consecutive years, may result in our delisting in the future if the PCAOB is unable to inspect our accounting firm at such future time.

As of April 12, 2022, 23 China-based companies have been identified by SEC and were given 15 business days to submit opinion. The identification occurred after these companies have filed their annual reports to the SEC and subsequently, share prices of them plunged. As such, it is possible that we will be identified by SEC and the value of our Class A ordinary shares may be materially adversely affected.

The approval, filing, or other procedures of the CSRC or other Chinese government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies on September 8, 2006 and amended on June 22, 2009, require that offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of CSRC prior to publicly listing their securities on an overseas stock exchange. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant Chinese government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which became effective on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfil the filing procedures with the CSRC; if a domestic company fails to complete the filing procedure, such domestic company may be subject to administrative penalties; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited combined financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application, and subsequent securities offerings of a domestic company in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within three business days after the offering is completed.

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (1) on or prior to the effective date of the Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; and (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements. The Trial Measures require subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuers who have completed overseas offerings and listings. In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Trial Measures. As a result, we will be required to file with the CSRC within three (3) business days after the completion of the offerings in connection with this report. However, if we do not maintain the permissions and approvals of the filing procedure in a timely manner under PRC laws and regulations, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, limit our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. As the Trial Measures were newly published, there exists uncertainty with respect to the filing requirements and their implementation. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which took effect on March 31, 2023. Pursuant to the Archives Rules, domestic companies that seek for overseas offering and listing shall strictly abide by applicable laws and regulations of the PRC and the Archives Rules, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. Such domestic companies shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Furthermore, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any document and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Moreover, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. The Archives Rules also stipulate that a domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable national regulations. As we do not plan to leak any state secret and working secret of government agencies, or harm national security or public interest in connection with provision of documents, materials and accounting archives, we believe we may not be required to obtain relevant approval or file with the secrecy administrative department in accordance with the Archives Rules with respect to the offering. However, as the Archives Rules was newly published, there are substantial uncertainties as to the implementation and interpretation, and if we are required to perform additional procedures in connection with the provision of accounting archives or other documents, we cannot assure you that we will be able to fulfill such procedures in a timely manner, or even at all. Any failure by us to comply with the Archives Rules may materially adversely affect our ability to offer securities to investors.

On September 6, 2024, the NDRC and the Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), or the 2024 Negative List, which became effective on November 1, 2024. Pursuant to the Special Administrative Measures, if a PRC company engaging in the prohibited business stipulated in the 2024 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the issuer shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. we are not involved in the prohibited business as stipulated in the 2024 Negative List. However, we cannot assure you how the scope of prohibited business will be interpreted or implemented in the context of an overseas offering, which is subject to the NDRC and the Ministry of Commerce’s new rules and regulations or detailed implementations and interpretations. As there remain substantial uncertainties as to the interpretation and implementation of these requirements, and it is unclear as to whether and to what extent we will be subject to these requirements. As of the date of this report, we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection with respect to our initial public offering. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the PRC regulatory authorities for failure to seek approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. Any uncertainties or negative publicity regarding such requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulations governing automotive services and internet-related services in the PRC.

Our business is subject to a variety of laws and regulations in the PRC governing the automotive service and internet-related services. The application and interpretation as to certain of these laws and regulations involve uncertainties, and may be interpreted and administered inconsistently among different governmental authorities and local bureaus. As of the date of this report, we have not been subject to any material fines or other penalties due to any material violations of applicable PRC laws or regulations. However, if the Chinese government tightens regulatory framework for the automotive service and internet service in the future, and subject industry participants such as our Company to new or specific requirements, such as licensing requirements, our business, financial condition and prospects would be materially and adversely affected.

The Chinese government regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies operating in the internet industry. Moreover, the evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of the State Internet Information Office (with the involvement of the State Council Information Office, MIIT, and the Ministry of Public Security). The primary role of the State Internet Information Office is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement may change. As a result, in certain circumstances, it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry can be continuously evolving regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones.

We are subject to a variety of laws and regulations regarding cybersecurity and data protection, and any failure to comply with applicable laws and regulations, including improper use or appropriation of personal information provided directly or indirectly by our customers or end customers, could have a material adverse effect on our business, financial condition and results of operations.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection with emphasis of personal information and privacy protection. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us can be continuously evolving, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other customer data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

The integrity and protection of our customers, employees and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep this personal information strictly confidential and to take adequate security measures to safeguard such information.

PRC regulators, including the CAC, the MIIT, and the Ministry of Public Security, have been increasingly focused on regulation in areas of data security and data protection. The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various PRC regulatory bodies, including the CAC, the Ministry of Public Security and the State Administration for Market Regulation, or the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In addition, certain internet platforms in mainland China have reportedly been subject to heightened regulatory scrutiny in relation to cybersecurity matters.

On December 28, 2021, the Chinese government promulgated amended Cybersecurity Review Measures (the “2022 Cybersecurity Review Measures”), which came into effect on February 15, 2022. According to the 2022 Cybersecurity Review Measures, (i) critical information infrastructure operators that purchase network products and services and internet platform operators that conduct data processing activities shall be subject to cybersecurity review in accordance with the 2022 Cybersecurity Review Measures if such activities affect or may affect national security; and (ii) internet platform operators holding personal information of more than one million customers and seeking to have their securities list on a stock exchange in a foreign country shall file for cybersecurity review with the Cybersecurity Review Office. As of the date of this report, neither we nor any of our PRC subsidiaries has been informed by any Chinese governmental authority that we or any of our PRC subsidiaries is a “critical information infrastructure operator.” We believe that neither we nor any of our PRC subsidiaries qualifies as a critical information infrastructure operator. As of the date of this report, as an internet platform operator, we have not conducted any data processing activities that affected or may affect national security, nor do we hold personal information of more than one million customers.

On September 24, 2024, the State Council issued the Administrative Regulation on Network Data Security, which became effective on January 1, 2025. According to the Administrative Regulation on Network Data Security, cyber data processors engaging in data processing activities that affect or may affect national security shall, in accordance with relevant state provisions, apply for cybersecurity review with the Office of Cybersecurity Review.

As of the date of this report, neither we nor any of our PRC subsidiaries has been required by any Chinese governmental authority to apply for cybersecurity review, nor have we or any of our PRC subsidiaries received any inquiry, notice, warning, sanction in such respect or been denied permission from any PRC regulatory authority to list on U.S. exchanges. As of the date of this report, based on the facts that (i) we possess personal information of less than 1 million users in the PRC, and do not qualify as a critical information infrastructure operator or possess any core data or important data of the PRC or any information, which affects or may affect national security of the PRC; and (ii) we have not been informed by any governmental authority of mainland China of any requirement to file for a cybersecurity review, we believe that, as advised by our PRC legal counsel, Commerce & Finance Law Offices, neither us nor any of our PRC subsidiaries is subject to the cybersecurity review with respect to the offering of our securities or the business operations of our PRC subsidiaries by the CAC under the 2022 Cybersecurity Review Measures. However, our PRC legal counsel has further advised us that there are substantial uncertainties as to how the 2022 Cybersecurity Review Measures will be interpreted or implemented, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the 2022 Cybersecurity Review Measures and the Administrative Regulation on Network Data Security, and our PRC legal counsel cannot exclude the possibility that the Chinese governmental authorities might, from time to time, further clarify or interpret 2022 Cybersecurity Review Measures in writing or orally and require the cybersecurity review for the offering. As Chinese governmental authorities have discretion in interpreting and implementing statutory provisions and there remains uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, we cannot assure you that relevant Chinese governmental authorities would reach the same conclusion as our PRC legal counsel does. Thus, to obtain clear instructions from the governmental authority, we are actively communicating with CAC to confirm the conclusion that we are not required to apply for the cybersecurity review. We cannot assure you that we or any of our PRC subsidiaries will not be deemed to be subject to PRC cybersecurity review requirements under the 2022 Cybersecurity Review Measures or the the Administrative Regulation on Network Data Security as a critical information infrastructure operator or an internet platform operator that is engaged in data processing activities that affect or may affect national security or holds personal information of more than one million customers, nor can we assure you that we or our PRC subsidiaries would be able to pass such review. Furthermore, if we or any of our PRC subsidiaries fails to receive any requisite permission or approval from the CAC for the business operations of our PRC subsidiaries, or the waiver for such permission or approval, in a timely manner, or at all, or inadvertently concludes that such permission or approval is not required, or if applicable laws, regulations or interpretations change and obligate us to obtain such permission or approvals in the future, we or our PRC subsidiaries may be subject to fines, suspension of business, website closure, revocation of business licenses or other penalties, as well as reputational damage or legal proceedings or actions against us, which may have a material adverse effect on our business, financial condition or results of operations. In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future pursuant to new laws, regulations or policies. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with applicable laws and regulations may result in fines, suspension of business, website closure, revocation of business licenses or other penalties, as well as reputational damage or legal proceedings or actions against us, which may have a material adverse effect on our business, financial condition or results of operations.

On June 10, 2021, the Standing Committee of the National People’s Congress of the PRC, promulgated the PRC Data Security Law, which became effective in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development and the degree of harm it will cause to national security, public interests or the rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked or illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information. On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, effective November 1, 2021. The Personal Information Protection Law clarifies the definition of personal information, which excludes information that has been anonymized, and the required procedures for personal information processing, the obligations of personal information processors, and individuals’ personal information rights and interests. The Personal Information Protection Law provides that, among other things, (i) the processing of personal information is only permissible under certain circumstances, such as prior consent from the subject individual, fulfillment of contractual and legal obligations, furtherance of public interests or other circumstances prescribed by laws and regulations; (ii) the collection of personal information should be conducted in a disciplined manner with as little impact on individuals’ rights and interests as possible; and (iii) excessive collection of personal information is prohibited. In particular, the Personal Information Protection Law provides that personal information processors should ensure the transparency and fairness of automated decision-making based on personal information, refrain from offering unreasonably differentiated transaction terms to different individuals and, when sending commercial promotions or information updates to individuals selected through automated decision-making, simultaneously offer such individuals an option not based on such individuals’ specific characteristics or a more convenient way for such individuals to turn off such promotions.

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Outbound Data Transfer, or the Data Transfer Measures, which became effective on September 1, 2022, pursuant to which, to provide data abroad under any of the following circumstances, a data processor shall apply to the national cyberspace administration for the security assessment of the outbound data transfer through the local provincial cyberspace administration. As of the date of this report, the data collected and generated in our business does not have a bearing on national security, economic operation, social stability, public health and security, among others, and thus may not be classified as important data by the authorities, and, neither we nor any of our PRC subsidiaries have ever provided any personal information collected and generated in the operations within the territory of the PRC to overseas recipients. Given the abovementioned facts, we do not believe that we or any of our PRC subsidiaries is engaged in any activity that is subject to security assessment as outlined in the Data Transfer Measures. However, as Chinese governmental authorities have discretion in interpreting and implementing statutory provisions and there remains uncertainty in the interpretation and enforcement of relevant PRC data security laws and regulations if the PRC regulatory authorities take a position contrary to ours, we cannot assure you that the activities we or any of our PRC subsidiaries engaging in will not be deemed to be subject to PRC security assessment as stipulated in the Data Transfer Measures in the future, nor can we assure you that we or our PRC subsidiaries would be able to pass such assessment. The promulgation of the above-mentioned laws and regulations indicates heightened regulatory scrutiny from PRC regulatory authorities in areas such as data security and personal information protection.

As uncertainties remain regarding the interpretation and implementation of these laws and regulations, we cannot assure you that we or our PRC subsidiaries will be able to comply with such regulations in all respects, and we or our PRC subsidiaries may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. In addition, while our PRC subsidiaries take various measures to comply with all applicable data privacy and protection laws and regulations, there is no guarantee that our current security measures, operation and those of our third-party service providers may always be adequate for the protection of our customers, employee or company data against security breaches, cyberattacks or other unauthorized access, which could result in loss or misuse of such data, interruptions to our service system, diminished customer experience, loss of customer confidence and trust and impairment of our technology infrastructure and harm our reputation and business, resulting in fines, penalties and potential lawsuits.

As of the date of this report, our Hong Kong subsidiary has not collected, stored, or managed any personal data and remains as a shareholding vehicle which does not conduct any actual business operation in Hong Kong . Therefore, we concluded that currently we do not expect that laws and regulations in mainland China on data security, data protection, or cybersecurity to be applied to our Hong Kong subsidiary or that the oversight of the CAC will be extended to its operations outside of mainland China. In Hong Kong, the Personal Data (Privacy) Ordinance (Chapter 486, Laws of Hong Kong), or the PDPO, applies to data users who control the collection, holding, processing or use of personal data in Hong Kong. These data users shall not do any act, or engage in a practice, that contravenes any of the data protection principles, or DPP, set out in Schedule 1 to the PDPO. DPP set out that (1) personal data must be collected in a lawful and fair way, for a purpose directly related to a function or activity of the data user. Data subjects must be notified of the purpose for which the data is to be used for and the classes of persons to whom the data may be transferred. Data collected should be adequate but not excessive; (2) personal data must be accurate and should not be kept for a period longer than necessary for the fulfilment of the purpose for which the data is or is to be used; (3) personal data must be used for the purpose for which the data is collected or for a directly related purpose unless voluntary and explicit consent with a new purpose is obtained from the data subject; (4) a data user shall take practicable steps to safeguard any personal data held against unauthorized or accidental access, processing, erasure, loss or use; (5) a data user shall take practicable steps to ensure that its policies and practices in relation to personal data, the kind of personal data it holds and the main purposes for which the personal data is or is to be used for are made known to the public; and (6) a data shall be entitled to request access to personal data and must be allowed to correct the personal data if it is inaccurate. PDPO or DPP have minimal impact, if not none, to us currently given that we do not collect, hold, process or use personal data in Hong Kong. In case our future business operations involve these activities, our Hong Kong subsidiary will be subject to the general requirements under the PDPO including the need to obtain the prescribed consent of the data subject and to take all practicable steps to protect the personal data held by data users against unauthorized or accidental access, loss or use. Breaches of the PDPO may lead to a variety of civil and criminal sanctions including fines. In addition, data subjects have a right to bring proceedings in court to seek compensation for damage. Our Hong Kong subsidiary has not received any notice, warning, sanction, or any regulatory objection for any breach of data security laws and regulations in Hong Kong. However, we cannot guarantee that we are, or will be, in compliance with all applicable international regulations as they are enforced now or as they evolve.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands. However, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, most of our management members reside within China for a significant portion of the time and many of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or our management named in this report inside mainland China. It may also be difficult for you to enforce in U.S. courts of the judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the U.S. or has substantial assets located in the U.S. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws, regulations and interpretations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the U.S. Furthermore, class action lawsuits, which are available in the U.S. for investors to seek remedies, are generally uncommon in China.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this report based on Hong Kong laws.

We only have one wholly owned subsidiary in Hong Kong, Autozi Internet Technology (HK) Limited, which beneficially owns 100% of the equity interest in Autozi Investment management (Anhui) Co., Ltd. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this report, as judgments entered in the U.S. can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the U.S. in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts.

Furthermore, foreign judgments of the U.S. courts will not be directly enforced in Hong Kong as there are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the U.S. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor. As a result, subject to the conditions with regard to enforcement of judgments of United States courts being met, including but not limited to the above, a foreign judgment of United States of civil liabilities predicated solely upon the federal securities laws of the U.S. or the securities laws of any State or territory within the U.S. could be enforceable in Hong Kong.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the U.S. generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism.

Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020 (“Article 177”), no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. In addition, entities or individuals are prohibited from providing documents and information in connection with any securities business activities to any organizations and/or persons aboard without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. Article 26 of the Trial Measures, or the Article 26, which was issued by the CSRC on February 17, 2023 and has come into effect on March 31, 2023, sets out that where an overseas securities regulatory agency intends to conduct investigation and evidence collection regarding overseas offering and listing activities by a domestic company, and request assistance of the CSRC under relevant cross-border securities regulatory cooperation mechanisms, the CSRC may provide necessary assistance in accordance with law. Any domestic entity or individual providing documents and materials requested by an overseas securities regulatory agency out of investigative or evidence collection purposes shall not provide such information without prior approval from the CSRC and competent authorities under the State Council. In addition, Article 11 of the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises, or the Article 11, which was jointly issued by the CSRC, the Ministry of Finance, the State Secrecy Administration and the State Archives Bureau on February 24, 2023 and came into effect on March 31, 2023, specifies that, (a) where the overseas securities regulator and the relevant competent authorities request to conduct inspections or investigations to collect evidence from a domestic enterprise and the domestic securities firms and securities service agencies providing corresponding services regarding the overseas offering and listing activities of the domestic enterprise, the inspection or investigation shall be carried out under the cross-border regulatory cooperation mechanism, and the CSRC or the relevant authorities shall provide the requisite assistance pursuant to the bilateral and multilateral cooperation mechanism, and (b) relevant domestic companies, securities firms and securities service agencies shall obtain the consent of the CSRC or the relevant administrative authorities prior to cooperating in the inspection or investigation carried out by the overseas securities regulator or relevant administrative authorities or providing documents and materials for cooperating in the inspection or investigation. While detailed interpretation of or implementation rules under Article 177, Article 26 and Article 11 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Relating to Our Class A Ordinary Shares —You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.”

It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within Hong Kong.

The Securities and Futures Commission of Hong Kong (“SFC”) is a signatory to the International Organization of Securities Commissions Multilateral Memorandum of Understanding (“MMOU”), which provides for mutual investigatory and other assistance and exchange of information between securities regulators around the world, including the SEC. This is also reflected in section 186 of the Securities and Futures Ordinance (“SFO”) which empowers the SFC to exercise its investigatory powers to obtain information and documents requested by non-Hong Kong regulators, and section 378 of the SFO which allows the SFC to share confidential information and documents in its possession with such regulators. However, there is no assurance that such cooperation will materialize, or if it does, whether it will adequately address any efforts to investigate or collect evidence to the extent that may be sought by the U.S. regulators.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. The Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, which was issued by the State Administration of Taxation on April 22, 2009 and further amended on December 29, 2017, or Circular 82, provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, subject to any reduction set forth in applicable tax treaties. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders and any gain realized on the transfer of Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC resident enterprises or a rate of 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our Company would be able to claim the benefits of any tax treaties between their country or area of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the Class A ordinary shares.

We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

We may face uncertainties regarding the reporting on and consequences of private equity financing transactions involving the transfer and exchange of shares in our Company by non-resident investors in the future. In February 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

On October 17, 2017, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017 and was most-recently amended on June 15, 2018. Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. We face uncertainties on the reporting and consequences of potential future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our Company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under Bulletin 7 and Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under Bulletin 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Bulletin 7, our income tax costs associated with such transactions will be increased, which may have an adverse effect on our financial condition and results of operations. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance to them for the investigation of any transactions we were involved in. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

If our preferential tax treatments are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions.

The Chinese government has provided various tax incentives to our PRC subsidiaries, primarily in the form of reduced enterprise income tax rates. For example, under the Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, the income tax of an enterprise that has been determined to be a small low-profit enterprise can be reduced to a preferential rate of 20% on 12.5% of its taxable income with respect to the portion of the annual taxable income that does not exceed RMB1.0 million. In addition, certain of our PRC subsidiaries enjoy preferential tax treatment. Any increase in the enterprise income tax rate applicable to our PRC subsidiaries in China, or any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments and local government subsidies currently enjoyed by our PRC subsidiaries in China, could adversely affect our business, financial condition and results of operations.

Further, in the ordinary course of our business, we are subject to complex income tax and other tax regulations, and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations or comply with laws and regulations on other employment practices may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing provident funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Currently, our PRC subsidiaries are making contributions to the plans based on the minimum standards as required by law for most employees. With respect to the underpaid or unpaid employee benefits, we may be required to complete registrations, make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid or unpaid employee benefits, our financial condition and results of operations may be adversely affected. We may also be subject to regulatory investigations and other penalties if our other employment practices are deemed to be in violation of relevant PRC laws and regulations.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may subject us to penalties or liabilities.

The PRC Labor Contract Law, which was enacted in 2008 and amended in 2012, introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, an employer is obligated to sign a non-fixed term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have non-fixed term. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the Chinese governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law.

These laws and regulations designed to enhance labor protection tend to increase our labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, our employment practices may not be at all times deemed in compliance with the regulations. As a result, we could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for acquisition of Chinese companies by foreign investors, including requirements in some instances that the Ministry of Commerce of the PRC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, which became effective in 2008 and was most recently amended in June 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Ministry of Commerce before they can be completed. In addition, the Rules on Implementation of Security Review System for the Merger and Acquisitions of Domestic Enterprises by Foreign Investors issued by the Ministry of Commerce and became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.

In the future, we may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of the above-mentioned regulations and other rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. Furthermore, according to the M&A Rules, if a PRC entity or individual plans to merge or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger and acquisition will be subject to examination and approval by the Ministry of Commerce. The application and interpretations of M&A Rules are still uncertain, and there is possibility that the PRC regulators may promulgate new rules or explanations requiring that we obtain approval of the Ministry of Commerce for our completed or ongoing mergers and acquisitions. There is no assurance that we can obtain such approval from the Ministry of Commerce for our mergers and acquisitions, and if we fail to obtain those approvals, we may be required to suspend our acquisition and be subject to penalties. Any uncertainties regarding such approval requirements could have a material adverse effect on our business, results of operations and corporate structure.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws. In addition, any failure to comply with PRC regulations with respect to registration requirements for offshore financing may subject us to legal or administrative sanctions.

In July 2014, the State Administration of Foreign Exchange (“SAFE”) promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under these foreign exchange regulations, PRC residents who make, or have previously made, prior to the implementation of these foreign exchange regulations, direct or indirect investments in offshore companies are required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update its previously filed SAFE registration, to reflect any material change involving its round-trip investment. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiary of that offshore parent company may be restricted from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, and the offshore parent company may also be restricted from injecting additional capital into its PRC subsidiary. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions, including (i) the requirement by SAFE to return the foreign exchange remitted overseas or into the PRC within a period of time specified by SAFE, with a fine of up to 30% of the total amount of foreign exchange remitted overseas or into PRC and deemed to have been evasive or illegal and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive or illegal.

We are committed to complying with and to ensuring that our shareholders who are subject to these regulations will comply with the SAFE rules and regulations. However, due to the uncertainty in the implementation of the regulatory requirements by the PRC authorities, such registration might not be always practically available in all circumstances as prescribed in those regulations. In addition, we may not always be able to compel them to comply with SAFE Circular 37 or other related regulations. We cannot assure you that SAFE or its local branches will not release explicit requirements or interpret the PRC laws and regulations otherwise. We may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC residents, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements under SAFE Circular 37 or other related rules in a timely manner.

Because there is uncertainty concerning the reconciliation of these foreign exchange regulations with other approval requirements, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the governmental authorities. We cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operations and financial condition. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

In addition, our offshore financing activities, such as the issuance of foreign debt, are also subject to PRC laws and regulations. In accordance with such laws and regulations, we may be required to complete filing and registration with the NDRC, prior to such activities. Failure to comply with the requirements may result in administrative meeting, warning, notification and other regulatory penalties and sanctions.

We may be materially adversely affected if our shareholders and beneficial owners who are PRC entities fail to comply with the PRC overseas investment regulations.

On December 26, 2017, the NDRC promulgated the Administrative Measures on Overseas Investments by Enterprises, which took effect as of March 1, 2018. According to this regulation, non-sensitive overseas investment projects are subject to record-filing requirements with the local branch of the NDRC. On September 6, 2014, the Ministry of Commerce promulgated the Administrative Measures on Overseas Investments, which took effect as of October 6, 2014. According to this regulation, overseas investments of PRC enterprises that involve non-sensitive countries and regions and non-sensitive industries are subject to record-filing requirements with a local branch Ministry of Commerce. According to the Circular of the State Administration of Foreign Exchange on Issuing the Regulations on Foreign Exchange Administration of the Overseas Direct Investment of Domestic Institutions, which was promulgated by the State Administration of Foreign Exchange, or SAFE, on July 13, 2009 and took effect on August 1, 2009, and Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, which was promulgated by the SAFE on February 13, 2015 and took effect on June 1, 2015, PRC enterprises must register for overseas direct investment with a local SAFE branch or its authorized banks.

As of the date of this report, certain of our current PRC corporate shareholders with a total shareholding of approximately 55.4% have completed the necessary filings or registrations with the NDRC or its branch, and the Ministry of Commerce or its branch for overseas direct investment. However, we may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC entities, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC entities will comply with our request to complete the overseas direct investment procedures under the aforementioned regulations or other related rules in a timely manner, or at all. If they fail to complete the filings or registrations required by the overseas direct investment regulations, the authorities may order them to suspend or cease the implementation of such investment and make corrections within a specified time, which may adversely affect our business, financial condition and results of operations.

We may rely on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC and Hong Kong subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC and Hong Kong subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders for services of any debt we may incur. If our PRC and Hong Kong subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries, which are foreign-owned enterprises, may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a foreign-owned enterprise, according to the PRC corporate laws, is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends.

To the extent cash or assets in our business is in the PRC or Hong Kong or a PRC or Hong Kong entity, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong.

Our PRC subsidiaries generate essentially all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiary to use their Renminbi revenues to pay dividends to us.

The Chinese government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our Class A ordinary shares.

Under the Enterprise Income Tax Law and its implementation rules, PRC withholding tax at a rate of 10% is generally applicable to dividends from PRC sources paid to investors that are resident enterprises outside of China and that do not have an establishment or place of business in China, or that have an establishment or place of business in China if the income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of shares by such investors is subject to 10% PRC income tax if the gain is regarded as income derived from sources within China. Under the PRC Individual Income Tax Law and its implementation rules, dividends regarded as income derived from sources within China and paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by these investors on the transfer of shares are generally subject to 20% PRC income tax. Any such PRC tax liability may be reduced by the provisions of an applicable tax treaty. Although substantially all of our business operations are in China, it is unclear whether the dividends we pay with respect to our Class A ordinary shares, or the gains realized from the transfer of our Class A ordinary shares, would be treated as income derived from sources within China and as a result be subject to PRC income tax if we are considered a PRC resident enterprise. If PRC income tax is imposed on gains realized through the transfer of our Class A ordinary shares or on dividends paid to our non-resident investors, the value of your investment in our Class A ordinary shares may be materially and adversely affected. Furthermore, our shareholders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under these tax treaties or arrangements.

In addition, pursuant to the Double Tax Avoidance Arrangement between the Mainland of China and the Hong Kong and China, if a Hong Kong resident enterprise owns more than 25% of the equity interest of a PRC company at all times during the twelve-month period immediately prior to obtaining a dividend from such company, the 10% withholding tax on the dividend is reduced to 5%, provided that certain other conditions and requirements are satisfied at the discretion of the PRC tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, issued in 2009 by the State Administration of Taxation, if the PRC tax authorities determine, at their discretion, that a company benefits from the reduced income tax rate due to a structure or arrangement that is primarily tax-driven, the PRC tax authorities may adjust the preferential tax treatment. If our Hong Kong subsidiary were determined by Chinese government authorities as receiving benefits from reduced income tax rates due to a structure or arrangement that is primarily tax-driven, the dividends paid by our PRC subsidiaries to our Hong Kong subsidiary will be taxed at a higher rate, which will have a material adverse effect on our financial performance.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. We may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries, or we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in China in an offshore transaction.

Most of these ways are subject to PRC regulations and approvals or registration. For example, loans by us to our PRC subsidiaries to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our PRC subsidiaries by means of capital contributions, these capital contributions are subject to registration with the State Administration for Market Regulation or its local branch, reporting of foreign investment information with the PRC Ministry of Commerce, or registration with other governmental authorities in China.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since the SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

In addition, our business is conducted in China, and our books and records are maintained in Renminbi. The financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rates between Renminbi and U.S. dollars affect the value of our assets and the results of our operations, when presented in U.S. dollars. The value of Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the United States. Any significant revaluation of Renminbi may materially and adversely affect our cash flows, revenue, and financial condition. Further, our ordinary shares offered by this report are offered in U.S. dollars, we will need to convert the net proceeds we receive into Renminbi or other currencies in order to use the funds for our business. Changes in the conversion rate among the U.S. dollar, Renminbi and other currencies will affect the amount of proceeds we will have available for our business.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of the date of this report, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to hedge our exposure adequately or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. See “—Governmental oversight upon currency conversion may limit our ability to utilize our income effectively and affect the value of your investment.”

Governmental oversight upon currency conversion may limit our ability to utilize our income effectively and affect the value of your investment.

The Chinese government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our income in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements payable outside of China. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our Company without prior approval of SAFE. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay any debts they may incur in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In addition, if any of our shareholders who is subject to SAFE regulations fails to satisfy the applicable overseas direct investment filing or approval requirement, the Chinese government may restrict our access to foreign currencies for current account transactions. If we are prevented from obtaining sufficient foreign currency to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

If the chops of our PRC subsidiaries are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so.

Our PRC subsidiaries conducting new car sales business may be subject to administrative penalties for failure to file with the competent authorities in a timely manner.

According to the Measures on the Administration of Automotive Sales, suppliers and dealers shall, within 90 days of the date of obtaining business licenses, undergo the recordation formalities for the basic information through the National Automotive Circulation Information Management System. Certain of our PRC subsidiaries that conduct new car sales business failed to undergo such recordation formalities within 90 days of the date of obtaining business licenses. Therefore, the local competent commerce department may give us a warning or make a fine up to RMB10,000. Even if each of them has taken remedial measure and has completed such recordation formalities as of the date of this report, we cannot assure that we will not be penalized by competent authorities for historical compliance deficiencies.

We may be subject to penalties for failure to register our lease with the PRC real estate administration department.

Pursuant to the Law on Administration of Urban Real Estate which took effect in January 1995 with the latest amendment in August 2019 and the Administrative Measures on Leasing of Commodity Housing which was promulgated by Ministry of Housing and Urban-Rural Development on December 1, 2010 and took effect on February 1, 2011, lessors and lessees are required to enter into a written lease contract and to register the lease with the real estate administration department, and failure to comply with the registration requirement may result in a fine ranging from RMB1,000 to RMB10,000. We have not registered any of our leasehold interests with the relevant Chinese governmental authorities as required by PRC law. With respect to the unregistered lease, we may be required to complete such registration within a prescribed time or subject to a fine ranging from RMB1,000 to RMB10,000.

We may be subject to penalties for some of our PRC subsidiaries’ actual business places inconsistent with their domicile business places.

Pursuant to the Administrative Regulation of the People’s Republic of China on the Registration of Market Entities which took effect on March 1, 2022, where a market entity changes its domicile business place it shall, before relocating to the new domicile business place, apply for registration of change with the registration authority, otherwise, the registration authority may order it to make corrections; if it refuses to do so, it may be subject to a fine of more than RMB10,000 but less than RMB100,000; in case of serious circumstances, its business license shall be revoked. Pursuant to the Interim Measures for the Administration of Enterprises with Abnormal Operation which took effect on October 1, 2014, where the registration authority is unable to contact an enterprise at its domicile business place in the course of performance of duties pursuant to the law, it may decide to include the enterprise into the list of abnormal business operation. As of the date of this report, some of our PRC subsidiaries’ actual business places are inconsistent with their domicile business places and they haven’t applied for registration of change with the relevant registration authorities. With respect to that, such PRC subsidiaries may be ordered to make corrections or may be subject to a fine and they may be included into the list of abnormal business operation if the registration authorities are unable to contact them.

There are some risks associated with conducting business in Hong Kong.

We have one subsidiary in Hong Kong, Autozi Internet Technology (HK) Limited. Accordingly, its business operations and financial conditions may be affected by ongoing political and legal developments in Hong Kong. Any adverse economic, social and/or political conditions, including without limitation, material social unrest, strikes, riots, civil disturbances, governmental actions, changes in regulatory policies and significant natural disasters, may affect the market and may adversely affect the business operations of our Hong Kong subsidiary. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. The enforcement of the National Security Law implemented in June 2020 has significantly altered the regulatory and political landscape, potentially impacting business operations and investor sentiment. Any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions.

Our revenue is susceptible to the ongoing incidents or factors which affect the stability of the social, economic and political conditions in Hong Kong. Any drastic events may adversely affect our Hong Kong subsidiary’s business operations. Such adverse events may include changes in economic conditions and regulatory environment, social and/or political conditions, civil disturbance or disobedience, as well as significant natural disasters. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our Hong Kong subsidiary’s business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. We continue to monitor these risks and assess their potential impact on our strategic operations. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our ordinary shares could be adversely affected.

RISKS RELATING TO OUR CLASS A ORDINARY SHARES

The trading price of our Class A ordinary shares is likely to be volatile, which could result in substantial losses to investors.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A ordinary shares.

Moreover, the volatility and fluctuation of the trading price of our Class A ordinary shares may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the U.S. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the U.S. in general and consequently may impact the trading performance of our Class A ordinary shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our Class A ordinary shares may be highly volatile for factors specific to our own operations, including the following:

●	variations in our income, earnings and cash flow;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new services and expansions by us or our competitors;

●	changes in financial estimates by securities analysts;

●	detrimental adverse publicity about us, our services or our industry;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our Class A ordinary shares will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our Class A ordinary shares.

In addition, if the trading volumes of our Class A ordinary shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A ordinary shares. This low volume of trades could also cause the price of our Class A ordinary shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A ordinary shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. If high spreads between the bid and ask prices of our Class A ordinary shares exist at the time of a purchase, the stock would have to appreciate substantially on a relative percentage basis for an investor to recoup their investment. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A ordinary shares. As a result of this volatility, investors may experience losses on their investment in our Class A ordinary shares. A decline in the market price of our Class A ordinary shares also could adversely affect our ability to issue additional Class A ordinary shares or other of our securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A ordinary shares will develop or be sustained. If an active market does not develop, holders of our Class A ordinary shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

The dual-class structure of our ordinary shares has the effect of concentrating voting power with our existing shareholders, which will limit your ability to influence the outcome of important transactions, including a change in control.

Each Class B ordinary share shall entitle the holder thereof to twenty (20) votes on all matters subject to vote at general meetings of our Company, and each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of our Company. As of the date of this report, our founder and chief executive officer, Dr. Houqi Zhang beneficially owns all of our issued and outstanding Class B ordinary shares and more than 50% of the aggregate voting power of our total issued and outstanding shares. See “Principal Shareholders” and “—Risks Relating to Our Business and Industry—We will be a ‘controlled company’ within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.”. As a result of the dual-class structure and the concentration of ownership, our principal shareholders, including Dr. Houqi Zhang, have considerable influence over corporate matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. This level of control may prevent minority shareholders from influencing key business decisions. Our principal shareholders, including Dr. Houqi Zhang, individually or together, may vote in a way with which you disagree and which may be adverse to your interests. This concentrated voting power may have the ultimate effect of delaying, preventing or deterring a change in control of our Company, could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might ultimately materially and adversely affect the market price of our Class A ordinary shares. Future transfers by the holder of Class B ordinary shares may result in those shares converting into Class A ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder, but Class A ordinary shares shall not be convertible into Class B ordinary shares under any circumstances. However, as long as at least 5,100,000 Class B ordinary shares remain issued and outstanding, and without giving effect to any future issuances, the holder of our Class B ordinary shares will hold a majority of the issued and outstanding voting power and will continue to control the outcome of matters submitted to shareholders approval. Our second amended and restated memorandum and articles of association generally does not prohibit us from issuing additional Class B ordinary shares, and any future issuances of Class B ordinary shares may be dilutive to holders of Class A ordinary shares. For more information about our dual-class structure, see Exhibit 2.1 to this Annual Report.

In addition, the conversion of Class B ordinary shares might have impact on holders of Class A ordinary shares, including dilution and reduction in the aggregate voting power of holders of Class A ordinary shares, as well as the potential increase in the relative voting power if any holder of Class B ordinary shares retains its shares.

The dual-class structure of our ordinary shares may adversely affect the trading market for our Class A ordinary shares.

We cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A ordinary shares or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on companies with dual-class or multi-class share structures in their indices. In July 2017, S&P Dow Jones and FTSE Russell announced changes to their eligibility criteria for the inclusion of shares of public companies on certain indices, including the Russell 2000, the S&P 500, the S&P MidCap 400 and the S&P SmallCap 600, to exclude companies with multiple classes of shares from being added to these indices. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. As a result, our dual-class structure would make us ineligible for inclusion in any of these indices, and mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in our Class A ordinary shares. These policies are still relatively new and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Furthermore, we cannot assure you that other stock indices will not take a similar approach to S&P Dow Jones or FTSE Russell in the future. Exclusion from indices could make our Class A ordinary shares less attractive to investors and, as a result, the market price of our Class A ordinary shares could be adversely affected.

Our founder and chief executive officer, Dr. Houqi Zhang, has significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of the date of this report, our founder and chief executive officer, Dr. Houqi Zhang beneficially owns all of our issued and outstanding Class B ordinary shares, representing 89.6% of our total voting power. As a result, Dr. Houqi Zhang is able to control the business and affairs of our Company and has considerable influence over corporate matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. The interests of Dr. Zhang may not be the same as or may even conflict with your interests. For example, Dr. Zhang may attempt to delay or prevent a change in control of our Company, even if such change in control would benefit our other shareholders, which could have the effect of depriving our shareholders of an opportunity to receive a premium for their Class A ordinary shares as part of a sale of our Company, and might affect the prevailing market price of our Class A ordinary shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares may view as beneficial.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A ordinary shares, the market price for our Class A ordinary shares and trading volume could decline.

The trading market for our Class A ordinary shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our Class A ordinary shares, the market price for our Class A ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Class A ordinary shares to decline.

The sale or availability for sale of substantial amounts of our Class A ordinary shares could adversely affect their market price.

Sales of substantial amounts of our Class A ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our Class A ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. The Class A ordinary shares sold in our initial public offering are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements.

Techniques employed by short sellers may drive down the market price of the Class A ordinary shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity have centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the Class A ordinary shares could be greatly reduced or even rendered worthless.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A ordinary shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A ordinary shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A ordinary shares will likely depend entirely upon any future price appreciation of our Class A ordinary shares. There is no guarantee that our Class A ordinary shares will appreciate in value or even maintain the price at which you purchased the Class A ordinary shares. You may not realize a return on your investment in our Class A ordinary shares and you may even lose your entire investment in our Class A ordinary shares.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in our Class A ordinary shares to significantly adverse U.S. federal income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). We will be treated as owning our proportionate share of the assets and earnings of any other corporation or partnership (or entity which is treated or elects to be treated as a partnership for U.S. federal income tax purposes) in which we own, directly or indirectly, more than 25% (by value) of the stock or interests. Based upon our current and expected income and assets, including goodwill and other unbooked intangibles not reflected on our balance sheet and projections as to the market price of our Class A ordinary shares immediately following the offering, we do not expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be classified as a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our Class A ordinary shares, fluctuations in the market price of our Class A ordinary shares may cause us to be classified as a PFIC for the current or subsequent taxable years. The determination of whether we will be classified as a PFIC will also depend, in part, on the composition of our income and assets. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. It is also possible that the U.S. Internal Revenue Service, or the IRS, could challenge our classification of certain income and assets as non-passive, which could result in our Company being or becoming a PFIC for the current or future taxable years. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the Class A ordinary shares and on the receipt of distributions on the Class A ordinary shares to the extent such distribution is treated as an “excess distribution” under the U.S. federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Class A ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the Class A ordinary shares. For more information see “Taxation—U.S. Federal Income Tax Considerations— PFIC Rules.”

Our second amended and restated memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares.

Our second amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our Company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our Company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our Company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our Class A ordinary shares may fall and the voting and other rights of the holders of our Class A ordinary shares may be materially and adversely affected.

Our second amended and restated memorandum and articles of association provide that, unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts of New York County, New York) shall be the exclusive forum within the U.S. for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the U.S., regardless of whether such legal suit, action, or proceeding also involves parties other than us. This could limit the ability of holders of our Class A ordinary shares or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, and potentially others.

Our second amended and restated memorandum and articles of association provide that, unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts of New York County, New York) shall be the exclusive forum within the U.S. for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the U.S., regardless of whether such legal suit, action, or proceeding also involves parties other than us. However, the enforceability of similar choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the U.S., and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. If a court were to find the choice of forum provision contained in our second amended and restated memorandum and articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our second amended and restated memorandum and articles of association may limit a security-holder’s ability to bring a claim against us, our directors and officers, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (Revised) of the Cayman Islands, which we refer to as the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands has a less developed body of securities laws than the U.S. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the U.S.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than copies of our memorandum and articles of association and register of mortgages and charges, and any special resolutions passed by our shareholders) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies of the Cayman Islands. Our directors have discretion under our second amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the U. S. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the U.S. and their shareholders, see Exhibit 2.1 to this Annual Report.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the U.S. Substantially all of our current operations are conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries and regions other than the U.S., including China and Hong Kong. Substantially all of the assets of these persons are located outside the U.S. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the U.S. in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Island, China and Hong Kong may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Island, China and Hong Kong, see “Item 8. Enforceability of Civil Liabilities.”

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are an emerging growth company, and the reduced disclosure requirements applicable to emerging growth companies may make our Class A ordinary shares less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and may remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of our initial offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. We have taken advantage of reduced reporting burdens in this report. In particular, in this report, we have provided only two years of audited combined financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our Class A ordinary shares less attractive if we rely on these exemptions. If some investors find our Class A ordinary shares less attractive as a result, there may be a less active trading market for our Class A ordinary shares and the trading price of our Class A ordinary shares may be reduced or more volatile.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies.

If we cannot satisfy, or continue to satisfy, the listing requirements and other rules of the Nasdaq Global Market, although we are exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

In order to maintain our listing on the Nasdaq Global Market, we will be required to comply with certain rules of the Nasdaq Global Market, including those regarding minimum stockholders’ equity, minimum share price and certain corporate governance requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Global Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Global Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Global Market subsequently delists our securities from trading, we could face significant consequences, including:

● a limited availability for market quotations for our securities;

● reduced liquidity with respect to our securities;

● a determination that our ordinary shares are a “penny stock,” which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our ordinary shares;

● limited amount of news and analyst coverage; and

● a decreased ability to issue additional securities or obtain additional financing in the future.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our Corporate History and Structure

We are a Cayman Islands holding company and primarily conduct our operations in China through our PRC subsidiaries. On July 15, 2021, we incorporated Autozi Internet Technology (Global) Ltd. under the laws of the Cayman Islands as our offshore holding company to facilitate offshore financing. On June 2, 2010, we established Autozi Internet Technology Co., Ltd. and commenced our commercial operations. Although we started our business in 2010 as an automotive aftermarket company, we upgraded our business model in 2018 to provide high-quality, affordable and professional one-stop automotive products and services through online and offline channels countrywide. Please also see “Business — Our Supply Chain Cloud and SaaS Platforms — Our Business Model Innovation.”

On November 15, 2021, we established Autozi Internet Technology (BVI) Ltd., our wholly owned BVI subsidiary, with no substantial operations in BVI. On June 17, 2022, we established Autozi Internet Technology (HK) Limited, our wholly owned Hong Kong subsidiary, as a holding company with no substantial operations in Hong Kong.

As part of our reorganization for the purpose of our initial public offering and listing on Nasdaq, in December 2022 and January and August 2023, shareholders of Autozi Internet Technology Co., Ltd. obtained ordinary shares or warrants to purchase ordinary shares of Autozi Internet Technology (Global) Ltd. in proportion to the shares they held in Autozi Internet Technology Co., Ltd.

On December 30, 2022, we established Autozi Investment Management (Anhui) Co., Limited, or the WFOE, as part of our reorganization. On January 5, 2023, Autozi Investment Management (Anhui) Limited acquired 95% of the equity interests of Autozi Internet Technology Co., Ltd. through the subscription of increased registered capital issued by Autozi Internet Technology Co., Ltd. and indirectly holds the equity interests of its PRC subsidiaries. Autozi Internet Technology (Global) Ltd. holds the equity interests in its PRC subsidiaries through the direct equity ownership of the subsidiaries incorporated in BVI and Hong Kong. As we have a direct equity ownership structure, we do not have any agreement or contract between our Company and any of its subsidiaries that are typically seen in a variable interest entity structure.

Under PRC laws and regulations, our PRC subsidiary may pay cash dividends to us of its respective accumulated profits. However, the ability of our PRC subsidiary to make such distribution to us is subject to various PRC laws and regulations, including the requirement to fund certain statutory funds, as well as potential restriction on currency exchange and capital controls imposed by the PRC government. For more details, see “Item 3.D. Risk Factors — Risks Relating to Doing Business in China” and “Regulations — Regulations Relating to Dividend Distributions.”

The following diagram illustrates our corporate structure and identifies our significant subsidiaries as of the date of this report.

Note:	the English names of our PRC business entities are directly translated from Chinese and may be different from their names shown on their respective records filed with relevant PRC authorities.

(1)	Dr. Houqi Zhang, five other natural persons and 26 entities hold 5% shareholding of Autozi Internet Technology Co., Ltd..

(2)	Beijing Autozi Chifu Management and Consulting Center (Limited Partner) holds 20% shareholding of Autozi Chifu Auto Services (Beijing) Co., Ltd..

(3)	Wuhan Dianliang Venture Capital Fund Partnership (Limited Partner) and Chengdu Dianliang Shuguang Venture Capital Fund Partnership (Limited Partner) hold 5% and 4% shareholding of Quantum Data Technology (Beijing) Co., Ltd., respectively.

(4)	Liming Zhao and Zhengzhou Shunyi Chefu Information Technology Partnership (Limited Partner) holds 44% and 5% shareholding of Baicheng Auto Services (Henan) Co., Ltd., respectively.

The Initial Public Offering

On August 27, 2024, the Company consummated its initial public offering (the “IPO”) of 2,500,000 Class A ordinary shares at a public offering price of US$4 per Class A ordinary share. The IPO was conducted on a firm commitment basis. The Class A ordinary shares commenced trading under the symbol “AZI” on August 28, 2024.

Corporate Information

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands on July 15, 2021. Our registered office is located at offices of Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

Our principal executive offices of our operating subsidiaries are located at Building B09, Intelligence Park, No. 26 Yongtaizhuang North Road, Haidian District, Beijing, China. Our telephone number at this address is +86 13810709967. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is http://www.autozi.com/. The information contained on our website is not a part of this report.

B. Business Overview

OVERVIEW

We are one of the leading and fast-growing lifecycle automotive service providers in China. Founded in 2010, we provide high-quality, affordable and professional one-stop automotive products and services through online and offline channels nationwide. Leveraging our online supply chain cloud platform, SaaS platforms, and the network of MBS stores, we have established an ecosystem of lifecycle automotive services by connecting automotive manufacturers, auto parts manufactures, and insurance companies with MBS stores and various automotive owners. Therefore, we have built an automotive supply and service chain cloud platform utilizing an S2B2C business model, with automotive manufacturers, auto parts manufactures, and insurance companies acting as the “suppliers,” MBS stores acting as the “business,” automotive owners acting as the “customers,” and us taking the role of “to” to link the industry players and provide the supply and service chain operation services to realize the process synchronization and optimization among the various transaction entities along with the automotive supply and service chain, from merchandise sourcing, ordering and payment, inventory control, and logistics and fulfillment management, to service rendering. Instead of charging the SaaS subscribers fees, we only charge the supply chain operation services for the controllable supply chain which consists of the contracted suppliers including automotive manufacturers, auto parts vendors and insurance companies, and MBS stores. Our business segments include (i) new car sales, (ii) auto parts and auto accessories sales, and (iii) automotive insurance related services.

We have significant in-house technology innovation capabilities in the lifecycle automotive service industry in China. Our business model aims at automotive supply chain consolidation and cost savings, process synchronization, digitalization, optimization and efficiency improvement, as well as the improvement of customer satisfaction of automotive services. The achievement of our objectives is based on the supply and service chain cloud platform which not only requires the technical development including coding outsourcing, but also relies on the test of real business operation and continuous iterative refinement. Through our robust research and development efforts, we have successfully developed an intellectual property portfolio that differentiates us from our competitors. Our self-developed and proprietary online SaaS platforms serve the functions of store management, supply chain management, insurance management, and car sales. Every supply chain within our cloud platform shares the unified MDL, and every participant along with a supply chain can register its relative identity information vie web portal or mobile portal. As of December 31, 2024, the participants registered in the cloud platform include 3,410 parts manufacturers, 17,964 parts dealers or resellers, 79,351 garages, and 80 insurance companies. As of December 31, 2024, we had three registered patents, 95 registered trademarks, and 77 registered software copyrights, and six domain names. We also enjoy a skilled talent pool and are committed to enhancing our technology leadership in the ecosystem through our high-caliber research and development team. As of December 31, 2024, our research and development team mainly consisted of 20 product managers with the assistance of contracted coding services and is led by our CTO, Haifeng Li, each of whom has extensive experience of over 10 years in the automotive industry.

Our continuously expanding network of MBS stores fulfills the lifecycle automotive service needs of passenger vehicle owners in China. Most of the MBS stores carry our brand name, “Autozi,” which has a strong brand awareness in the markets we serve. We digitalize sporadic automotive purchase and service demands for different brands of cars into the MBS store network and address diverse product and service needs of customers in one stop. Since our MBS stores mostly locate in the third-and fourth-tier cities as well as counties and townships in China, we are able to penetrate the vast grassroots market in China. As of December 31, 2024, we had an aggregate of 150 MBS stores, covering four provinces and 12 cities in China.

We have achieved rapid growth since the upgrades of our business model in 2018. Our revenues amounted to US$120.3 million, US$113.5 million and US$124.7 million, respectively, for the fiscal years ended September 30, 2022, 2023 and 2024. For the fiscal year ended September 30, 2022, our new car sales accounted for 60.6% of our total revenues, our auto parts and auto accessories sales accounted for 32.4% of our total revenues, and our automotive insurance related services accounted for 7.0% of our revenues. For the fiscal year ended September 30, 2023, our new car sales, auto parts and auto accessories sales and automotive insurance related services accounted for 65.0%, 32.4% and 2.6% of our total revenues, respectively. For the fiscal year ended September 30, 2024, our new car sales, auto parts and auto accessories sales and automotive insurance related services accounted for 44.8%, 54.9% and 0.3% of our total revenues, respectively.

OUR STRENGTHS

We believe the following strengths have contributed to our success and differentiate us from others:

Leading and well-established lifecycle automotive service provider

We are one of the leading and fast-growing lifecycle automotive service providers in China. We enjoy an early-mover advantage as a pioneer to capture the unique opportunities in the lifecycle automotive service market. Incorporated in 2010, we have accumulated extensive experiences in the traditional automotive aftermarket industry and are able to innovate and diversify our product and service offerings based on such rich heritage to capitalize on the enormous market opportunity and unleash additional earning opportunities for car dealers. We have a deep understanding of the lifecycle automotive service market and are able to provide products and services tailored to the changing needs of our MBS stores and their end customers. Based on that, we have established a unique business model of a combination of “light assets plus heavy operation” and an extensive MBS store network which distributes automotive products to purchasers and provides services to car owners in lower-tier cities in China. Meanwhile, our self-developed and proprietary online supply chain cloud platform and SaaS platforms allow us to deliver automotive products and services seamlessly and cost-efficiently. We believe our industry-leading position demonstrates our proven ability to execute business strategies, manage MBS stores growth, and out-perform our competitors in China’s rapidly growing lifecycle automotive service business.

An ecosystem of expansive product and service offerings that drives flywheel effects

We have established a broad layout in the lifecycle automotive service industry and offer our customers a comprehensive array of automotive-related products and services, covering a variety of areas from automotive products sales to aftermarket services, complemented by value-added maintenance services, claim and repair services, and insurance intermediation services. Our unique combination of sales and other integrated automotive services allows us to maintain competitiveness in the lifecycle automotive service industry. Our diversified services also allow us to attract customers at a relatively lower price to improve customer stickiness.

Moreover, our three business segments are highly correlated and collectively create a flywheel effect with new car sales serving the channeling function, auto parts and auto accessories sales generating revenues, and automotive insurance related services maintaining the customer stickiness. As the NEV sales lead to an increase in demands for insurance services, we can collaborate closely with insurance companies as insurance value-added service providers through NEV sales and other automotive services to our MBS stores and retain customers with our standardized and high-quality services. At the same time, with more insurance service sales and deeper cooperation with insurance companies, we are able to enlarge our automotive service business with high profits. We believe our one-stop automotive ecosystem creates a seamless experience for our MBS stores and customers throughout the lifecycle of automotives. Furthermore, we build an integrated online and offline SaaS platform utilizing multi-dimensional retail and supply chain data to improve the experience of the MBS store network that goes beyond the single business model of automotive sales.

Scalable MBS store network and digitalized industry solutions

We have built direct cooperative relationships with our cooperating MBS stores to conduct new car sales business as well as continuously expanded our MBS store network to conduct auto parts and auto accessories sales and provide automotive insurance related services. As our scale grows and we further penetrate the market in China, especially in the lower-tier cities, we enjoy a network effect that allows us to efficiently match supply and demand and capture more business opportunities. Through directly working with the MBS stores, we are able to quickly understand and timely address the diversified needs of MBS stores and automotive buyers and owners, thereby strengthening our relationships with them. As of December 31, 2024, we had an aggregate of 150 MBS stores, all of which are managed and operated by our proprietary SaaS platforms for operational standardization and financial and transaction management. As of December 31, 2024, our MBS store network covered 12 cities in China. The expansion of our MBS store network has laid a solid foundation for our business growth and the development of our proprietary and innovative technologies including our cloud-based end-to-end automotive supply and service chain platforms.

Strong supply chain management capabilities and relationships with key automobile manufacturers

Since the establishment of our MBS store network, we have strategically focused on enhancing our upstream and downstream supply chain management capabilities and we currently have strong and established cooperation relationships with leading automotive manufacturers and local dealers and customers.

Moreover, we maintain and operate an online supply chain management platform and multiple SaaS platforms, which are supported by advanced technologies in cloud computing, distributed architecture and big data analytics. Our capability to accumulate, store and process massive amount of data along the automotive transaction value chain not only allows us to operate our existing business efficiently and effectively, but also provides us with additional cross-selling opportunities as we gain more insights into each participant of our platform.

Visionary and experienced management team with strong commitment and track record

Our senior management team is comprised of highly motivated and technically proficient professionals in the automotive and technology industries. We believe we are able to leverage our accumulated industry insights to bring differentiated one-stop automotive products and services to our customers, with our MBS store network and proprietary SaaS platforms. The key members of our management team have an average of approximately ten years of industry experience. Our founder and chairman, Dr. Houqi Zhang, is a well-recognized leader in the automotive industry. He has been serving as the vice chairman of China Auto Dealers Chamber of Commerce since 2017, the vice president of China Automobile Dealers Association Auto Parts Supply Chain Branch since 2016, and the deputy director of the Automobile Maintenance Parts Working Committee of China Automotive Maintenance and Repair Trade Association since 2015. Dr. Zhang’s proven track record and extensive experience in the automotive and the technology industries provide clear leadership and strong commitment to our Company’s mission. Our Chief Technology Officer, Mr. Haifeng Li, has approximately 12 years’ industry experience in the area of platform and software development gained from working at several leading technological companies in the world. Our Vice President of Supply Chain Management, Mr. Jun Lian, served as the Director of Supply Chain in a top three automotive aftermarket service company in China. With his extensive experience in automotive aftermarket service industry, Mr. Lian has spearheaded our initiatives to optimize business upgrade and promote strategic innovation. Other management members of our Company also have extensive experience in managing public companies, bringing comprehensive know-hows and management skills from their prior roles into our Company.

OUR STRATEGIES

We intend to further grow our business by pursuing the following strategies:

Expand the size and coverage of our MBS store network

We plan to significantly expand the size and coverage of our MBS store network through organic growth and targeted and selective acquisitions. We intend to capitalize on our local know-how, industry experience, and relationships with well-known brand names to establish new MBS stores. We believe we can leverage our strong and established relationships with leading automotive manufacturers in China to obtain additional franchises and further expand our network by opening new MBS stores. Towards that end, we intend to increase our market share in lower-tier cities and further expand to establish presence in the counties of China, expand our brand mix, and enter geographic regions which we do not currently serve. In addition, we plan to identify MBS stores which adhere to our cultural values and demonstrate superior performance and promote those stores to be our first wave of certified MBS stores in the future, allowing them to build a unified business model under our brand name. Specifically, we aim to build a network of over 200 MBS flagship stores and 5,000 MBS authorized stores and equip all of them with new energy vehicle, or NEV, charging stations to capture the new energy vehicle industry trend in the next few years.

Strengthen our supply chain management capabilities and expand our cooperation with manufacturers

As we continue to scale our presence and expand our geographic reach, we seek to strengthen our supply chain management capabilities, especially by enhancing the cooperation with leading automotive manufacturers and auto parts suppliers on different levels. We also plan to enhance cooperation with our partnered original equipment manufacturers, or OEMs, to manufacture our self-designed modularized commercial vehicles based on the tiered needs of our customers, such as establishing direct communication with teams in charge of production decision-making at our suppliers and enhancing our bargaining power. We will selectively explore collaboration opportunities with reputable and reliable auto parts suppliers who have leading technologies and sufficient capacities to enhance the flexibility and operating efficiency of our supply chain. Besides, we plan to integrate automotive manufacturers to build a more comprehensive online supply chain cloud platform by 2025.

Expand service offerings to achieve sustainable growth

Our current MBS store network provides a stable inflow of new customers from new car sales for our other integrated automotive services business such as automotive services and supply chain financing services. We believe by leveraging the customers who purchased automobiles from our MBS store network, we are able to form the customer base for our other integrated automotive services business. It is therefore one of our core strategies to expand our service offerings to increase the stickiness of our customers and to improve the overall profitability of our business as a whole. To achieve this, we plan to provide used car sales services, accident car rescue services, united outsourcing services of sheet metal spray painting for our MBS stores, and expand the sale of new energy vehicle business by mergers and acquisitions with potential targets. We believe this strategy is unique to our Company so that it maintains a one-stop ecosystem to best serve our customers’ diverse automotive needs.

Build cooperation with more new energy vehicle manufacturers

The emerging new energy vehicle market represents an important market to us, and we plan to partner with new energy vehicle brands or key suppliers to provide dedicated services addressing the new energy vehicle market and expand our new energy vehicle service network. We will continue to optimize our product and service offerings and upgrade our existing MBS store network to provide automotive services for new energy vehicles, such as setting up battery swapping stations and providing maintenance and repair services and insurance sales and claim services for new energy vehicles. Specifically, we have set up a joint venture with a Chinese automotive manufacturer as a pilot to explore opportunities in the new energy vehicle industry and we aim to build partnerships with more new energy vehicle manufacturers. In order to capture the opportunities arising from the growth of the new energy vehicle market and further enhance our business flexibility, manufacturing capacity, and operational efficiency, we may also consider acquisitions where our management sees fit.

Enhance our research and development capabilities

Technology drives our business. We will relentlessly focus on technology innovations to continue upgrading our proprietary and self-developed online supply chain cloud management platform and SaaS platforms. We will further strengthen the collaboration between our research and development team and marketing team to accumulate and transform insights gained from practical experience into research and development capabilities. In addition, we will proactively recruit and retain talents to expand our talent pool and help us drive technological innovation. With our determination to strengthen our research and development capabilities, we are confident that we will stay at the forefront in the lifecycle automotive service industry with our online supply chain cloud management platform and SaaS platforms.

OUR SUPPLY CHAIN CLOUD AND SAAS PLATFORMS

Our Business Model Innovation

Although we started our business in 2010 as an automotive aftermarket service company, we upgraded our business model in 2018 to provide high-quality, affordable and professional one-stop automotive products and services through online and offline channels countrywide. Our business model innovation has aimed to reduce the supply chain cost and optimize the supply chain efficiency by leveraging the internet cloud technology. It requires not only the reorganization of the supply chain structure and interactive process reengineering by eliminating the intermediate segments of transaction, but also the transformation of manual transaction to digitalized transaction and furthermore the integration of external online transaction data with internal management system.

The diagram below illustrates our S2B2C business model that demonstrates the industry supply chain digitalization from suppliers directly to the business service providers, which are our MBS stores, and extension to the end customers. It also demonstrates the online business operation merged and integrated with offline delivery and services, which means the reorganization of traditional automotive service industry resources to improve the reallocation efficiency of resources and the integration, upgrading, and digitalization of the traditional automotive service industry.

Our Supply Chain Cloud and SaaS Platforms

We launched our first automotive products supply chain cloud platform in 2013 and MBS store management SaaS platform in 2015. Since then, we have expanded our supply chain cloud to new car sales for MBS stores’ securing their new customers, and insurance services for MBS stores’ obtaining their car maintenance business and collision car repairing business from insurance companies. We launched our car supply chain cloud and insurance supply chain cloud in 2018 and 2019, respectively, which allowed us to scale our business operation and MBS store network through an asset-light business model, and in turn enlarged our ecosystem to serve more customers. Through our online interfaces, our portfolio of high-quality automotive products and services provided by offline stores are available to both online customers to pick and choose their desirable products and services and MBS store owners to increase their customer base and improve the business profitability and customer stickiness.

Leveraging our innovative supply chain cloud platforms and MBS store management SaaS platform, we strive to digitalize and organize upstream and downstream industry participants and empower them to improve the efficiency of supply chain collaboration and promote more business opportunities. The supply chain cloud platforms and MBS store management SaaS platform have the benefits of improving operational efficiency, lowering operational costs, centralizing management of all MBS stores, ensuring standardization and scalability, collecting big data, increasing customer in-store traffic, and improving technical expertise. The unique business model of a combination of “light assets plus heavy operation” we adopted helps us coordinate and organize reliable and efficient supply chain management to generate revenues. At the current stage, our platforms focus on integrating the supply chain to form the foundation of the automotive service ecosystem with the value-added insurance agency services and supply chain financing services being the core of it.

We believe our industry insights and technology capabilities are the key edges to the supply chain cloud platforms and MBS store management SaaS platform. We are committed to using technological innovation, efficient operation management systems and data insights to revolutionize how automotive service is planned, managed and rendered. We have also upgraded our business portfolio management by leveraging new car sales as customer traffic driver, automotive insurance related services as business opportunity driver, and auto parts and auto accessories sales as profitability driver.

The chart and screenshots below illustrate our current supply chain cloud platforms and MBS store management SaaS platform.

Supply Chain Cloud Platform

Every participant of the supply chain cloud platform can register its relative identity information and log in the platform vie the web SaaS portal or the mobile SaaS portal. As of December 31, 2024, the participants registered in our platforms included 3,410 auto parts and auto accessories manufacturers, 17,964 auto parts and auto accessories dealers and resellers, 79,351 service stores and garages owners, and 80 insurance companies.

The supply chain cloud platform optimizes the efficiency and accuracy of inventory management and regional operation through regional distribution centers, or RDCs, to directly procure auto parts and auto accessories from manufacturers. We currently store over 16,000 stock-keeping units , or SKUs in our RDCs, covering high-frequency maintenance parts, such as oil, filter, battery and cooling fluid. All of the MBS stores within our network are front distribution centers, and equipped with smart storage, which we launched in October 2020.

Leveraging our supply chain cloud platform, our smart storage has the following advantages:

(i)	Internet-of-things real-time visibility. We are able to monitor the status of inventory stored in our RDCs based on radio-frequency identification.

(ii)	AI and big data driven. Our smart storage is able to accurately identify different SKUs, based on algorithms to drive automatic replenishment and improve turnover efficiency.

(iii)	High-speed 5G data transmission. Our smart storage utilizes 5G data transmission to ensure the timely report of the status of inventory.

MBS store management SaaS Platform

Our MBS store management SaaS platform strives to digitalize our MBS stores by focusing on internal management of stores, including the management of customers, inventory, orders, online services, online marketing, report analysis and other modules. It integrates our other platforms, enabling the MBS stores to retain and expand their customer base. Through our MBS store management SaaS platform, we may constantly monitor and evaluate the performance of our MBS stores, including factors such as their sales revenue, portfolio of automotive products and services, and number of cars sold.

Our MBS store management SaaS platform has the following functions:

●	Store management, including car entrance, diagnoses, work order and receivable management, employee and client management;

●	Supply chain management, including the parts procurement, inventory, usage and payable management, and data analysis;

●	Insurance management, including insurance issuance and renewal, claim settlement, and damage assessment;

●	Car sales, including digital showroom, test-run reservation, order placement, and model customization; and

●	Financing, including supply chain financing services and management of loans.

OUR AUTOMOTIVE SERVICE ECOSYSTEM

We are one of the leading and fast-growing lifecycle automotive service providers in China. Leveraging our well-established MBS store network, we are dedicated to developing in the lifecycle automotive service industry through our three business segments, new car sales, auto parts and auto accessories sales, and automotive insurance related services. The three business segments are highly correlated and collectively create a flywheel effect with new car sales serving the channeling function, auto parts and auto accessories sales increasing profitability, and automotive insurance related services maintaining the customer stickiness. Combined with our SaaS platforms to efficiently manage and operate our MBS stores, we are well-positioned to provide the integrated and end-to-end S2B2C services. Our unique combination of sales and other integrated automotive services allow us to maintain competitiveness in the lifecycle automotive service industry.

We strive to foster a one-stop automotive ecosystem by integrating a comprehensive array of automotive-related services to increase stickiness of our customers and to improve the overall profitability of our business as a whole. The large customer base we managed to attract through our new car sales business will also be the participants in our automotive service ecosystem, which enables us to offer additional products and services, including automotive insurance related services, and implement new service initiatives, creating a positive-feedback loop. The increased user traffic provides us with the leverage in merchandise sourcing, which enables us to provide attractive prices to customers and further improve customer experience. We believe our one-stop automotive ecosystem creates a seamless experience for our MBS stores and customers throughout the lifecycle of automotives.

New Car Sales

We conduct some of our new car sales business through our cooperating stores and we cooperate with the stores that are dedicated to well-recognized and reliable brands. For the fiscal years ended September 30, 2022, 2023 and 2024, our revenues generated by the new car sales business were US$73.0 million, US$73.7 million, and US$55.8 million, respectively. For the fiscal years ended September 30, 2022, 2023 and 2024, we sold approximately 829, 659, and 425 new cars, respectively.

Our new car sales business includes parallel import car sales and NEV sales. Parallel import car sales contributed 58.8%, 64.1%, and 44.6% of our total revenues during the fiscal years ended September 30, 2022 and 2023 and 2024, respectively. NEV sales contributed 1.8%, 0.9%, and 0.2% of our total revenues during the fiscal years ended September 30, 2022, 2023 and 2024, respectively.

Parallel Import Car Sales

In general, the automotive manufacturers usually do not supply new cars and OES parts, to stores outside their authorized store network. Therefore, leveraging the parallel import car sales as a breakthrough, we reinforce our efforts in incubating and establishing platforms for our car sales and service supply chain as well as forging our cooperation with OESs to develop differentiated and customized business models in line with our strategic goals. For the fiscal years ended September 30, 2022, 2023 and 2024, our revenues generated by the parallel import car sales business were US$70.8 million, US$72.6 million and US$55.6 million, respectively.

Leveraging the rising recognition of our company, we are well-positioned to attract MBS stores to conduct business on our SaaS platforms and become certified MBS stores with the empowerment of our rich service portfolio and loyal customer base. As of December 31, 2024, we cooperated with 238 automotive sales or service stores nationwide to sell parallel import cars.

Most of the current cooperating MBS stores will be our first wave of certified MBS stores when we kick off the NEV car sales business replication in these regions in the future. Therefore, after we built our regional presence, we were able to develop our cooperating store network by regions. For example, we established our local sales team and cooperated with major importers in Tianjin as the volume of parallel import vehicles in Tianjin accounts for most of parallel import vehicles in China. We would display the information of automotives, sales price and sales condition via our offline in-store display as well as promotion by our sales teams, allowing customers to screen through product offerings and place orders conveniently.

After communicating and confirming purchase intention with us, the customer would make full payment to us for the potential order as a deposit. We would then enter into a firm contract with importers, make full payment and obtain the ownership of the vehicle when the vehicle arrives at the Tianjin port. The customer would inspect the vehicle and enters into the definitive contract with us when the vehicle arrives at the port. After the customer accepts the vehicle, we would deliver the invoice, customs declaration and other documents to the customer to complete the transaction. The customer is able to cancel purchase intention and receive the refund of deposit before entering into a formal purchase contract with us. However, if the customer cancels the purchase intention due to the customer’s own subjective reasons, we will deduct 10% to 20% of the deposit pursuant to the oral agreement based on industry practice and return the remaining portion to the customer. If the purchase intention is canceled due to factors beyond the control of the customer, we will return the full deposit to the customer. The vehicle will then be classified as our inventory, and we will actively look for the next customer order. In the future, we would further integrate offline sales resources into our new car sales platform to facilitate the product selection and negotiation process for our customers.

The chart below summarizes our parallel import car sales business.

NEV Sales

For NEV sales, we receive orders from customers through online marketing and promotion in our MBS stores, deliver NEVs from the nearest MBS store, complete the sale and settle the service fees with the MBS stores in the fiscal year ended September 30, 2022. Since October 2022, we have gradually reduced cooperation with MBS stores and have instead increased direct sales of NEVs to customers. We attract individual customers and car dealers to visit our showrooms and check the NEVs before they place orders. For the fiscal years ended September 30, 2022, 2023 and 2024, our revenues generated by the NEV sales business were US$2.2 million, US$1.0 million and US$0.3 million, respectively.

With Hunan Province being the pilot area, we cooperated with a Chinese automotive manufacturer by entering into a joint venture agreement on October 26, 2021, to establish the NEV retail business as the focus of our future development. As part of our localization efforts, we chose two NEV models including Jetour X70, which we sell exclusively, and Chery eQ1 because these two models are more fit with the lower-tier market. We will further integrate multi-brand resources within the Chinese automotive manufacturer, establish its multi-brand digital new retail stores, and develop an MBS store network in cooperation with its well-established retail stores.

The pictures below show our MBS store.

The chart below illustrates our NEV sales business.

Sales Process

For those automotive manufacturers which we are currently acting as their authorized platform seller, our Vice President, Yang Zhang, is responsible for assessing the market potential of brands with customized models in which we are interested, and preliminarily assessing the local markets in which we operate. Our key selection criteria of automotive manufacturers and brands include: (i) whether a prospective brand is compatible with our market positioning and business strategies; and (ii) market share and market potentials of the relevant brands.

In the process of sourcing the automotive manufacturers, we usually negotiate with certain automotive manufacturer to select a car model for differentiated customization before distribution, which will be sold by us exclusively in China. We will set the price uniformly and to facilitate the sale, we will release short videos for marketing purposes on the platform of Autohome, set up local warehouses for stocking, and provide local MBS stores with online exposures. Once an order is placed, we will distribute the car to local MBS store and the MBS store will deliver the car to the buyer, with insurance covered by the local insurance company that we cooperate with. We also plan to maintain a flagship store in the capital city of each province we operate, which includes the functions of staff office, online marketing, local display of car models, sales, regional warehousing and unified delivery, and the development of local MBS stores in the cities, counties, and large towns.

The satisfaction of our customers is substantially dependent upon our ability to provide, in a timely fashion, the correct automotive products and services needed to meet their demands. Accordingly, we are dedicated to providing one-day delivery of a broad selection of automotive products designed to cover a wide range of automotive applications, as well as to offer one-stop automotive aftermarket services.

Customers are allowed to return defective products to us under limited circumstances. During the fiscal years ended September 30, 2022, 2023 and 2024, we have not received any return requests for defective cars from our customers.

Our MBS Store Network

Our sustainable and scalable business model is backed by our rapidly expanding MBS store network. We have established an extensive MBS store network across China which allows us to distribute vehicles to customers primarily located in lower-tier cities in the PRC. We primarily engage our MBS stores through entering into MBS store agreements with the store owners. Our MBS stores usually bear our brand name, Autozi, under which we primarily sourced and marketed automotives and auto parts and auto accessories.

MBS stores serve the functions of showrooms, test drives, local online marketing and vehicle delivery, as well as aftersales service delivery. As of December 31, 2024, our MBS store network was comprised of an aggregate of 150 MBS stores, all of which are partner stores, primarily located in lower-tier cities in China.

The diagram and chart below demonstrate the coverage and density of our MBS store network as of December 31, 2024.

Province	Cities	Number of MBS stores
Beijing	Beijing	41
Hebei	Baoding	13
Shandong	Jinan	40
Hunan	Changsha	24
Hunan	Changde	3
Hunan	Chenzhou	2
Hunan	Hengyang	7
Hunan	Loudi	4
Hunan	Shaoyang	12
Hunan	Xiangtan	2
Hunan	Yongzhou	1
Hunan	Yueyang	1
Total		150

We build up and contribute to expand our MBS store network through the dedicated marketing and sales teams within our business subsidiaries, and the unified MBS store network management including certification and optimization is supervised by the MBS store development department in Autozi headquarter which has five employees as of December 31, 2024 . Our marketing and sales team within each business subsidiary is responsible for the regional MBS store securing, management, and organizing regional marketing campaigns. Our MBS store development team in Autozi headquarter is responsible for the review and approval of new MBS stores, periodic review of existing MBS stores, and management of MBS store database.

We have implemented an incentive scheme for our sales team based on their performance, and we monitor performance data on a monthly/quarterly/annual basis through our business operation SaaS platform. Our marketing and sales team also utilizes the user registration management system to engage new MBS stores and monitor existing MBS stores. The system maintains a comprehensive list of MBS stores across China, and we continually update this list based on information obtained from user registration. Based on the list, we analyze the penetration rate of our MBS store network in each region, screen dealers which are suitable for our MBS store network, and proactively engage these MBS stores.

To ensure the quality of our MBS store network as well as prevent potential transaction risks, we implemented a rigorous procedure to screen dealers based on the dealers’ licensing status, operation history, scale, location, and various other factors. Our screening procedure involves an on-site visit, through which our sales manager interviews the managers or owners of the dealer, examines the dealer’s business licenses, and makes inquiries about its business. Our local marketing and sales team records its findings in our MBS store management system and submits the findings electronically to the MBS store development team, who will make the final decision as to whether the dealer may join our MBS store network.

We usually enter into MBS store agreements with local store owners with qualifications of conducting automotive sales and after-sale automotive services, based on which we provide stable supply of automotives and resources of online and offline marketing.

Material terms that are generally contained in our MBS store agreement are set out below:

●	Obligations. We provide the store owner with stable supply of automotives and resources of online and offline marketing and shall pay service fee to the store owner for the conclusion of automotive sales transactions. The store owner shall transform its store and brand image based on our requirements for authorized MBS store. In addition, the store owner shall provide client resources, follow up the automotive transactions and provide product delivery based on our requirements.

●	Term. The terms for the engagements are generally two years, and store owner has the priority right to renew the agreement with us under the same conditions.

●	Termination. The agreement is generally terminated upon the expiration of term.

●	Breach of contract. Generally, the breaching party shall bear the liability for breach of contract to the non-breaching party and indemnify the non-breaching party for any losses resulted from the breach. In particular, we shall have the right to supervise the store owner’s use of our trademark or logo. If the store owner fails to take any remedial measures after breaching the contract, we shall have the right to hold store owner liable for breach of contract and are entitled to be compensated by store owner for any losses we might suffer.

●	Payment. We usually charge a one-off initial fee on an annual basis and the store owner shall make payment within ten (10) working days after signing this agreement.

New Car Sales Platform

Within our supply chain cloud platform, the new car sales platform offers a broad selection of products at competitive prices and allows our customers to screen through our product offerings and place their orders conveniently. Our online interfaces offer comprehensive product information, informative customer reviews and ratings, and easy-to-use search functions to facilitate the product selection process.

Through the new car sales platform, the platform operator is able to establish localized team by regions to organize upstream and downstream companies, manage automotive models, inventory, orders, payment and settlement, and establish an end-to-end system. Manufacturers could interface with our direct sales system to collect end customer orders and relative information. At the same time, MBS stores could enhance multi-brand sales capabilities, increase customer stickiness, and improve profitability. Car buyers could enjoy one-stop automotive services such as automotive purchasing and maintenance and repair through the platform.

The screen shots below show the interfaces of our new car sales platform from the perspectives of manufacturers, platform operator, MBS stores, and customers, respectively.

Auto Parts and Auto Accessories Sales

We conduct our auto parts and auto accessories sales business primarily to our auto part dealers and gradually upgrade to directly connect local MBS stores, which is complementary to our new car sales business. We source most of our auto parts and auto accessories based on several factors, including but not limited to, product popularity, sales volume and customer satisfaction of product quality. For the fiscal years ended September 30, 2022, 2023 and 2024, our revenues generated by the auto parts and auto accessories sales business were US$39.0 million, US$36.8 million and US$68.6 million, respectively.

The brands of the products we sell include first-tier brands, such as Shell, Mobil and Castrol, second-tier controllable brands, high-end automobile manufacturer brands, and our own brands. Our own brands mainly cover lubricating oil, battery, filter, brake pad, antifreeze, wiper blade, and chemicals.

We deliver accessible products in a timely manner, benefitting from our supply chain management capabilities and the widespread of our MBS store network. Our high-quality services are well recognized among China’s automotive aftermarket service industry, and we received “The Star of the Supply Chain Services 2022” and “The Achievement Award of Automotive Services 2022” from famous automotive web media “AC Automobile” and “The World of Automotive Services,” respectively.

Our customer base generated from the new car sales business and automotive insurance related services business forms the enormous demand for our auto parts and auto accessories sales business and incentivizes suppliers to collaborate closely with us. Our direct cooperation with suppliers ensures product authenticity and low procurement costs for our MBS stores. And our unique and in-depth industry insights and AI-based data analytics capabilities help us optimize supply chain efficiency, enabling us to build the distinguished business model with suppliers and customer-to-manufacturer operation capability. These capabilities allow us to swiftly adjust store positioning and product category to best address customers’ needs while driving profitability for our MBS stores.

Since the establishment of our MBS store network, we have strategically focused on enhancing our upstream supply chain management capabilities and we currently have strong and established cooperation relationships with the leading auto parts and auto accessories manufacturers as above. Moreover, we maintain and operate an online supply chain management platform, which is supported by advanced technologies in cloud computing, distributed architecture and big data analytics. Our capability to accumulate, store and process massive amount of data along the automotive transaction value chain not only allows us to operate our existing business efficiently and effectively, but also provides us with additional cross-selling opportunities as we gain more insights into each participant of our platform. Leveraging our strong brand influence as well as supply chain management capacity, we are well positioned to conduct auto parts and auto accessories sales business primarily to our MBS store network in the future. For details of our MBS store network, please also see “—New Car Sales—Our MBS Store Network.”

Auto Parts and Auto Accessories Supply Chain Cloud Platform

After we commenced our business as an automotive aftermarket company in 2010, we acquired Shandong UAP Auto Parts Commerce Co., Ltd., which was China’s then largest dealer of consumable auto parts and auto accessories, and established our online auto parts and auto accessories sales platform in 2013, which enabled independent automotive repair stores to directly purchase auto parts and auto accessories online from us. Thus, we established an “asset-heavy” products purchase-sale business model. However, due to the fierce competition with a large number of market participants, the gross profit of such business model was not as high as we have previously anticipated, and the slow inventory turnover rate required us to raise more money to achieve fast business growth. Therefore, we innovatively upgraded our business model through the transition from “asset-heavy” products purchase-sale model to the unique business model of a combination of “light assets + heavy operation.”

Starting from 2018, we established a centralized automotive products supply chain cloud platform, enabling us to procure automotive products from manufacturers and deliver those products mainly to our regional auto parts dealers. We would enter into contracts with regional dealers to sell auto parts who would then distribute the auto parts to their downstream dealers or directly sell to end users. Such business model effectively resolved the issue of slow inventory turnover rate. See the automotive products supply chain cloud platform model one in the chart below.

Automotive products supply chain cloud platform model one

Furthermore, we extended our business model one to directly connect local MBS stores, establishing a nationwide manageable MBS store network from 2019, which will be our core business model for ongoing development. See the automotive products supply chain cloud platform model two in the chart below.

Automotive products supply chain cloud platform model two

In this business model, we would first provide supply of auto parts and auto accessories to regional dealers and screen high-quality dealers based on their performance and creditworthiness. In the future, we would strengthen cooperation with banks to relieve our inventory pressure through transactional financial services, and transform our high-quality dealers into outsourcing service providers to provide warehousing management, logistics distribution and MBS store expansion and management services. As a result, we would be able to conduct auto parts and auto accessories sales to MBS stores with those outsourcing service providers providing the above mentioned services. We would also adopt the Internet of Things and big data computing technology to realize the automatic deduction of funds in MBS stores when they pick up products, realizing the digitalization of capital flow and controlling the risk of overdue accounts receivable, as well as optimizing the accuracy of automatic replenishment and the control of inventory. At the same time, we would be able to reduce operational costs and improve operational efficiency through online operations and outsourcing services.

Automotive Insurance Related Services

Our automotive insurance related services include value-added maintenance services, claim and repair services and insurance intermediation services. The development of internet technology and the pursuit of efficiency by insurance companies and car owners have accelerated the market trend of disintermediation of automotive insurance sales. Capitalizing on our brand strength and expertise, we collaborate closely with insurance companies as concurrent business insurance value-added service providers to enhance operational efficiency and better meet car owners’ evolving needs. Insurance companies now tend to offer car owners complimentary maintenance services when selling automotive insurances, where we help insurance companies deliver the granted maintenance services. In addition, when car owners encounter car accidents, we will provide a comprehensive portfolio of services, including but not limited to, road rescue services, automotive damage assessment services, and claim and repair services for insurance companies. For the fiscal years ended September 30, 2022, 2023 and 2024, our revenues generated by the automotive insurance related services business were US$8.4 million, US$3.0 million and US$0.4 million, respectively.

Value-added Maintenance Services

Our value-added maintenance services cover a wide range of services including automotive cleaning, automotive air conditioner cleaning, minor maintenance, automotive inspection, and scratch repair. When selling automotive insurances, the insurance companies that we collaborate with will offer car owners with coupons to later enjoy complementary value-added maintenance services, where we help deliver automotive value-added maintenance services in collaboration with our MBS stores. For the fiscal years ended September 30, 2022, 2023 and 2024, our revenues generated from value-added maintenance services were US$6.2 million, US$2.4 million and US$0.3 million, respectively.

Value-added Maintenance Services Platform

We provide value-added maintenance services to car owners through our value-added maintenance services platform, Autozi Car Owner. Through the value-added maintenance services platform, the platform operator is able to establish regional companies to manage services on the platform, car coupons, and platform participants, and an end-to-end operation system. Regional companies could develop relationships with local partners and MBS stores and provide localized value-added maintenance services. At the same time, MBS stores could undertake reservations from car owners and deliver offline services. Car owners could enjoy the benefits of the platform, make online reservations, and receive offline services through the platform.

The chart below illustrates the structure and interactions between the value-added maintenance services platform and other participants.

The screen shots below show the interfaces of our value-added maintenance services platform from the perspectives of platform operator, MBS stores, and car owners, respectively.

Claim and Repair Services

Our claim and repair services primarily consist of road rescue services, automotive damage assessment services, automotive repair services, and claim settlement services. We work with leading insurance companies in China to promote and distribute automotive insurance products by insurance companies primarily through our insurance service team and our MBS store network.

Our revenues generated from our claim and repair services primarily include the fees we receive from insurance companies for collecting insurance premiums, coordinating repair claims and providing other services. For the fiscal years ended September 30, 2022, 2023 and 2024, our revenues generated from claim and repair services were US$2.1 million, US$0.6 million and US$0.1 million, respectively.

Claim and Repair Service Platforms

We carry out our claim and repair services through the claim and repair service platforms. With the wide application of internet technology and the trend of disintermediation in automotive insurance sales, insurance companies now tend to give car owners complimentary services when selling automotive insurances. At the same time, the automotive accident insurance becomes more popular and therefore, more insurance companies will bear the costs of automotive aftermarket services. In order to seize this opportunity, we have established claim and repair service platforms to better facilitate the management of insurance claims and automotive repair services. With the claim and repair service platforms, we connect the insurance companies, the insurance agents and MBS stores and assist the insurance companies in providing insurance sales services and claims settlement services as well as value-added services such as maintenance service packages to customers. While the claim and repair service platforms effectively connect parties in the automotive service ecosystem by providing instant and accurate information transmission, we would enter into contracts with insurance companies and MBS stores for the performance of these services.

Through our claim and repair service platforms, platform operators could establish regional companies to manage the cooperation with insurance companies and MBS stores and an end-to-end operation system to deliver insurance products and convey commission policies. Regional companies could at the same time expand local insurance company network and MBS store network and complete localized damage assessment, claim settlement, and other businesses. Through the cooperation with our platform, insurance companies could strengthen regional insurance claim settlement capacity and reduce claim settlement costs. MBS stores could receive claims through the platform according to the contribution of the insurance policy and complete maintenance services, therefore increase the profitability of the stores. Car owners could enjoy high-quality claim settlement and maintenance services through the platform.

The chart below illustrates the structure and interactions among the participants on the claim and repair service platforms.

The screen shots below show the features of our insurance service platforms from the perspectives of insurance companies, platform operators, MBS stores, and car owners, respectively.

Insurance Intermediation Services

We provide insurance intermediation services for insurance companies in China to promote and handle automotive insurance, including but not limited to, compulsory third-party liability vehicle insurance and passenger vehicle insurance. Since October 2022, we have gradually ceased to provide insurance intermediation services.

OUR TECHNOLOGY CAPABILITIES

We believe our data insights and technology capabilities are our key edges. We are committed to using technological innovation, efficient operation management system and data insights to revolutionize how automotive service is planned, managed and rendered. Our engineering research and development headquarter is in Beijing, where we had a team of 20 research and development personnel as of December 31, 2024 . Based on our strong in-house research and development capabilities and industry insights, we have developed a full suite of proprietary technologies tailored to China’s lifecycle automotive service industry.

Our technology capabilities and fulfillment infrastructure are naturally appealing to ecosystem participants who want to digitalize their operations and improve efficiency. Leveraging the significant scale of our business, data insights accumulated from years of operation, we started offering customized, flexible and fine-grained SaaS solutions to our ecosystem participants, in particular our MBS stores and leading automotive aftermarket suppliers. Equipped with the SaaS solutions, our ecosystem participants enjoy integrated supply chain, boosting traditional store business with upgrade and optimization of retail network, and the end customers are offered a convenient, omni-channel auto maintenance experience.

We have also developed a comprehensive automotive service technical support system along our proprietary online supply chain cloud management system that includes parts-matching big-data platform, warehouse management system, transportation management system, order management system, store management system, and technicians support and management system.

OUR CUSTOMERS

Our customers primarily include MBS stores, passenger car buyers and owners, as well as insurance companies. For the fiscal years ended September 30, 2022, 2023 and 2024, we had 1,660, 1,502 and 1,385 customers, respectively, and revenues generated in relation to our five largest customers accounted for approximately 7.6%, 8.5% and 10.5% of our total revenues for the same periods, respectively.

We seek to attract new customers and retain existing customers by offering superior customer service through highly-motivated, technically proficient store personnel, competitive pricing, a robust SaaS platform integrated with our proprietary product and services catalog, and online ordering function.

Sales and Marketing

We are engaged by our customers through direct engagements and, to a lesser extent, tendering processes. Our primary strategy for securing new MBS stores is to deliver speeches at seminars and industry forums to promote the value of our platforms for empowering MBS stores in further expanding their business and customer base. Our primary strategies for new car buyer acquisition are cooperating with repair stores to introduce us new customers, marketing campaigns on the short video platform in local areas and providing services for insurance companies to bring customers to our high-quality MBS stores.

OUR SUPPLIERS

We view the suppliers we work with as key partners through our automotive retail and service process. We aim to leverage our suppliers’ industry expertise to ensure that each automotive and auto part we sell meets our strict quality standards. Our suppliers are mostly automotive manufacturers, 4S dealers, parallel import car dealers, auto parts and auto accessary manufacturers, and insurance companies. We expect that as our scale increases, we will be able to take better advantage of economies of scale with respect to pricing.

For the fiscal years ended September 30, 2022, 2023 and 2024, we had 535, 501 and 541 suppliers, respectively, and purchase from our five largest suppliers accounted for approximately 12.8%, 17.2% and 17.8% of our total purchase for the same periods, respectively.

We obtain car models, auto parts, auto accessories, and insurance services from suppliers which we believe to be reputable and reliable. More importantly, based on our understanding of the industry, we prioritize the development of the lower market. Therefore, we source high-end cars from parallel importers and middle- to low-end cars from domestic NEV manufacturers and establish strategic partnerships with certain suppliers to provide customized models. In the auto parts and auto accessories field, we carry out a brand combination according to high, medium, and low price of each category. For insurance services, leveraging our cooperation with local insurance companies, we select two to three suppliers out of tier one insurance companies and two to three suppliers out of tier two insurance companies. We follow our internal process to source suppliers taking into account quality, cost and timing.

Our method for sourcing suppliers depends on the nature of the supplies needed. For general parts which are widely available, we seek proposals from multiple suppliers and choose based on quality and price competitiveness, among other factors. For parts requiring special designs, we solicit design proposals and choose largely based on design-related factors. However, in certain cases, we have limited choices given our scale, such as for automotive manufacturers and insurance companies. Therefore, in such circumstances we typically partner with suppliers that we believe to be well-positioned to meet our needs.

QUALITY CONTROL

We aim to deliver high-quality products and services to our customers in line with our core values and commitments. We believe that our quality assurance systems are the key to ensuring the delivery of high-quality products and services, and to minimize waste and to maximize efficiency. We strongly emphasize quality management across all business functions including supplier quality management, procurement, experience, servicing and logistics. Our quality management teams under each business subsidiaries are responsible for individual business quality control strategy, quality systems and processes, quality culture, and general quality management implementation.

ENVIRONMENT SUSTAINABILITY

We do not operate any production facilities but some of our inventories involves hazardous chemicals, and certain activities of our stores involve the handling, storage, transportation, recycling, or disposing of hazardous wastes. To ensure compliance with applicable laws and regulations, we would seek legal advice as appropriate and consider making adjustments to our internal policies from time to time. We follow our suppliers’ guidelines to store chemicals in designated warehouses and have established a safety protocol in handling such hazardous chemicals. To the extent practicable, we also cooperate with licensed local operators to dispose of the hazardous waste. For a discussion on PRC laws and regulations on environmental protection and work safety, see “Regulations—Regulations Relating to Hazardous Chemicals.”

We have implemented health and safety standard operating procedures and conducted related training for our employees. Our workplace safety committee is responsible for formulating quarter operations safety targets, monitoring and enforcing the compliance of our operations with environment, health and safety regulations and policies, and providing detailed reports and recommendations for improvement. In light of the comprehensive health and safety measures we put in place and our strict enforcement of these measures, we believe we are not subject to significant health, safety or environmental risks. As of the date of this report, we have not been subject to any material fines or other penalties due to non-compliance in relation to health, work safety, social or environmental regulations, and have not had any accident, or claim for personal or property damage made by our employees which had materially and adversely affected our financial condition or business operations.

COMPETITION

We believe our business model is unique and our services empower the lifecycle automotive service industry. However, competition in the lifecycle automotive service industry is intense and evolving. In general, we face competition from players who operation a business overlapping our or similar to one or several components of our business. We believe the primary competitive factors in our market are:

●	Build the upstream and downstream ecology of the industry chain and provide a portfolio of products and services;

●	Be sensible to market demand and have proper inventory management process;

●	Combine with advanced technologies such as digitalization and provide innovative business services; and

●	Prioritization in the fields of NEVs and commercial vehicles to be differentiation competitive.

INTELLECTUAL PROPERTY

We have significant capabilities in the areas of lifecycle automotive service research and development. We have developed a number of proprietary systems and technologies. As a result, our success depends, at least in part, on our ability to protect our core technology and intellectual property. As of December 31, 2024, we had three registered patents, 95 registered trademarks, and 77 registered software copyrights and six domain names. We intend to continue to file additional patent applications with respect to our technology.

Our continued success depends upon our ability to protect our core technology and intellectual property. We rely on a combination of confidentiality clauses, contractual commitments, trade secret protections, copyrights, trademarks, patents, and other legal rights to protect our intellectual property and know-how. We enter into confidentiality and proprietary rights agreements with our employees, consultants and business partners, and we control access to and distribution of our proprietary information. We intend to protect our intellectual properties vigorously, but there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. See “Item 3.D. Risk Factors—Risks Relating to Our Business and Industry—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.” and “Risk Factors—Risks Relating to Our Business and Industry—We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.”

FACILITIES

Our principal facilities are located in Beijing and Hunan of China. As of the date of this report, the approximate gross floor area of our leased properties was 2,810 sq.m. in aggregate and we did not have self-held properties. These facilities primarily accommodate our principal executive offices, research and development, marketing, business development, finance, information technology, support and other administrative activities. The following table sets forth the location, approximate size, primary use and lease term of our major leased facilities as of the date of this report:

Location	Approximate Gross Floor Area in Square Meters	Primary Use	Lease Expiration Date
Beijing, China	1,140	Headquarters and office	February 28, 2026
Hunan, China	200	Warehouse	July 1, 2026
Shandong, China	1,470	Warehouse	September 15, 2025

We intend to add new facilities or expand our existing facilities as we add employees and expand our production organization. We believe that suitable additional or alternative space will be available in the future on commercially reasonable terms to accommodate our foreseeable future expansion. For further details regarding the leased facilities, see “Item 3.D. Risk Factors—Risks Relating to Doing Business in China—We are subject to risks relating to our leased properties.”

INSURANCE AND SOCIAL SECURITY MATTERS

We participate in various government statutory social security plans, including a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan and a housing provident fund. We currently do not have any business liability or disruption insurance.

Our insurance coverage does not violate any mandatory provisions of PRC laws. We believe that such coverage is in line with industry norms in the PRC and is adequate and sufficient for our current operations. See “Item 3.D. Risk Factors—Risks Relating to Our Business and Industry—Our insurance coverage may not be adequate, which could expose us to significant costs and business disruptions.”

REGULATIONS

This section sets forth a summary of the most significant laws, rules and regulations that affect our business activities in the PRC.

REGULATIONS RELATING TO AUTOMOBILES SALES

On April 5, 2017, the Ministry of Commerce of the PRC promulgated the Measures on the Administrations of Automobile Sales, or the Measures on Automobile Sales, which took effect on July 1, 2017 and replaced the original Branded Automobile Sales Measures promulgated in 2005. According to the Measures on Automobile Sales, the sales of vehicles can be carried out with or without authorized dealership agreements. Where an automobile manufacturer intends to sell vehicles by granting authorization to a dealer, and the authorization term (excluding the shop construction term) shall not be less than 3 years, and the first authorization term shall not be less than 5 years. An independent automobile seller who sells an automobile without authorization from a supplier or an automobile which is not authorized to be sold by an automobile manufacturer outside the country shall provide a reminder and explanation to the consumer in writing and inform the consumer of the relevant responsibility in writing. When a dealer or an independent automobile seller sells the car to the consumer, it shall verify the identification of the registered consumer, sign the sales contract, and issue the sales invoice. A dealer that is not authorized by an automobile manufacturer or that has its authorization terminated may not engage in business activities in the name of sales of vehicles authorized by the automobile manufacturers.

The Measures on Automobile Sales further provides that a supplier shall not require its dealers to have sales, after-sales service and other functions at the same time, shall not restrict its dealers’ operations of goods of other suppliers, and shall not restrict the dealers from providing parts or other after- sales services for automobiles of other suppliers. Except as otherwise agreed by the parties, a supplier shall not sell automobiles directly to consumers in the area where its dealer is authorized to sell. As regards to information recording, the Measures on Automobile Sales requires the suppliers or the dealers and independent automobile sellers to file their basic information at the national automobile circulation information management system operated by the Ministry of Commerce of the PRC within 90 days after obtaining their respective business license. If the basic information of a supplier, a dealer or an independent automobile seller is changed, it shall complete the updated filing within 30 days from the date of the change. The basic information of the supplier, the dealer or the independent automobile seller, if it is established before the Measures on Automobile Sales, should be filed within 90 days from the date that the Measures on Automobile Sales took effect. The file of automobile sales, users and other information shall be kept by the dealer and independent automobile seller for no less than 10 years.

REGULATIONS RELATING TO THE RECALL OF DEFECTIVE AUTOMOBILES

On October 22, 2012, the State Council promulgated the Administrative Provisions on Defective Automotive Product Recalls, or the Recall Provision, which became effective on January 1, 2013 and was amended on March 2, 2019. Pursuant to the Recall Provision, recall means the activity in which automobile product manufacturers take measures against the automobile products they have sold to remove defects. Manufacturers of automotive products are required to take measures to eliminate defects in the products they sell and recall all defective automotive products. Failure to recall such products may result in a compulsory order to recall the defective products from the quality supervisory authority of the State Council. If an operator conducting sales, leasing, or repairs of vehicles discovers any defect in any automotive products, it must cease to sell, lease, or use the defective products and must assist manufacturers in the recall of those products. Manufacturers must recall their products through publicly available channels and publicly announce the defects. Manufacturers must take measures to eliminate or cure defects, including rectification, identification, modification, replacement, or return of the products. Manufacturers shall bear the expenses to remove the defect and the necessary costs of transport for the defective automobile product. Manufacturers that attempt to conceal defects or do not recall defective automotive products in accordance with the relevant regulations will be subject to penalties, including fines, forfeiture of any income earned in violation of law, and revocation of licenses. An enterprise that imports automotive products from outside the territory of PRC for sale in PRC is deemed as a manufacturer.

Pursuant to the Implementation Rules on the Administrative Provisions on Defective Automotive Product Recalls, which became effective on January 1, 2016 and were amended on October 23, 2020, if a manufacturer is aware of any potential defect in its automobiles, it must investigate in a timely manner and report the results of such investigation to the State Administration for Market Regulation (“SAMR”). Where any defect is found during the investigation, the manufacturer must cease to manufacture, sell, or import the relevant automotive products and recall such products in accordance with applicable laws and regulations.

REGULATIONS RELATING TO GUARANTEES FOR FAMILY CAR PRODUCTS

On July 22, 2021, the SAMR promulgated the Provisions on the Liability for Repair, Replacement and Return of Household Automotive Products, or the 3R Provisions which were took effective on January 1, 2022. The 3R Provisions provide for the “Three Warranties” services responsibilities of the automobile sellers. After discharging the responsibilities for their “Three Warranties” services, the seller is entitled to claim against and seek compensation from the manufacturers or other dealers of family car products if the liabilities are attributable to the manufacturers or other dealers, as the case may be. The enterprises that import household automotive products from outside the territory of PRC for sale in PRC shall be deemed as the manufacturers. Business operators of household automotive products may enter into a contract to agree on the assumption of the Three Warranties liability, provided that such contract does not infringe upon the legitimate rights and interests of consumers, nor does it exempt or reduce the quality obligation and the Three Warranties liability. According to the 3R Provisions, the Three Warranties period for family car products shall cover no less than two years or a mileage of 50,000 kilometers, whichever is earlier; and the repair period shall cover no less than three years or a mileage of 60,000 kilometers, whichever is earlier.

REGULATIONS RELATING TO PRODUCT LIABILITY

Pursuant to the PRC Product Quality Law, which was promulgated on February 22, 1993 and amended on July 8, 2000, August 27, 2009, and December 29, 2018, a manufacturer is prohibited from producing or selling products that do not meet applicable standards and requirements for safeguarding human health and ensuring human and property safety. Products must be free from unreasonable dangers threatening human and property safety. Where a defective product causes personal injury or property damage, the aggrieved party may make a claim for compensation from the manufacturer or the seller of the product. A seller may seek reimbursement from the manufacturer in cases where the defect is due to the manufacturer, unless any agreement between the seller and the manufacturer provides otherwise. Manufacturers and sellers of non-compliant products may be ordered to cease the production or sale of the products and could be subject to confiscation of the products and fines. Earnings from sales in violation of such standards or requirements may also be confiscated, and in severe cases, an offender’s business license may be revoked.

REGULATIONS RELATING TO CONSUMER PROTECTION

The Consumer Rights and Interests Protection Law of the PRC, or the Consumers Protection Law was promulgated on October 31, 1993 and further revised on August 27, 2009 and October 25, 2013. According to the Consumers Protection Law, an operator that provides products or services may bear civil liability in accordance with the relevant laws and regulations. When an operator collects or uses the personal information of a consumer, it shall follow the principles of acting in a legal, justifiable and necessary approach and shall expressly indicate the purpose, method and scope of the collection or use of the information and obtains the consent of the consumer, The operator shall take technical and other necessary measures to ensure the safety of such information and prevent the personal information of consumers from being disclosed or stolen. In case the information has been or potentially will be disclosed or lost, remedial measures shall be taken promptly. The Civil Code of the PRC promulgated on May 28, 2020 and effective on January 1, 2021 provides that in the event of damage arising from a defective product, the victim may seek compensation from either the manufacturer or seller of such a product. If the defect is caused by the seller, the manufacturer shall be entitled to seek reimbursement from the seller upon compensation to the victim. If the defect is caused by the manufacturer, the seller shall be entitled to seek reimbursement from the manufacturer upon compensation to the victim.

REGULATIONS RELATING TO INSURANCE AGENCY

According to the Provisions on the Regulation of Insurance Agents promulgated by the China Banking and Insurance Regulatory Commission on November 12, 2020 and came into effect on January l, 2021, insurance agent refers to an institution or individual, including professional insurance agency, concurrent-business insurance agency and individual insurance agent, who, under the entrustment by an insurance company, collects corresponding commission therefrom, and, within the scope of authorization thereby, handles insurance business on behalf of the insurance company. A professional insurance agency company or a concurrent-business insurance agency corporation engaging in insurance agency business within the territory of the PRC shall meet the conditions prescribed by the insurance regulator under the State Council and obtain the relevant permit for engaging in insurance agency business. Persons who engage in insurance agency business illegally without a permit shall be banned by the insurance authority, illegal income shall be confiscated and a fine ranging from one to five times the amount of illegal income shall be imposed on them; where there is no illegal income or the amount of illegal income is less than RMB50,000, a fine ranging from RMB50,000 to RMB300,000 shall be imposed on them.

REGULATIONS RELATING TO HAZARDOUS CHEMICALS

According to the Work Safety Law of the PRC which was promulgated in 2002 and was latest amended in June 2021, where dangerous goods are to be manufactured, sold, transported, stored, used or to be disposed of or scrapped, business operators shall abide by relevant laws and regulations, as well as the national standards or industrial specifications, establish a special system for safety control, adopt reliable safety measures, and subject themselves to supervision and control by the competent departments in accordance with law. Pursuant to the Regulation on the Safety Administration of Hazardous Chemicals, which was promulgated by the State Council and latest amended in 2013, hazardous chemicals include hyper-toxic chemicals and other chemicals with the nature of toxic hazard, corrosiveness, explosiveness, flammability and combustion-supporting, which are dangerous to human body, facilities and environment and enterprises using hazardous chemicals shall, in accordance with the types and hazard characteristics of the used hazardous chemicals as well as the amount and mode of use, establish and perfect the safety administration regulations and safety operating rules for the use of hazardous chemicals so as to guarantee the safe use of hazardous chemicals, and shall comply with the provisions of laws and regulations regarding the storage hazardous chemicals. Enterprise fails to comply with such regulatory requirements shall be ordered to rectify, to suspend business operations, be imposed fines, or even has its permits or business license be revoked by the relevant government authorities.

Pursuant to the Regulation on the Safety Administration of Hazardous Chemicals, enterprises engaging in road transportation of hazardous chemicals shall, according to the provisions of the laws and administrative regulations concerning road transportation, obtain the permits for road transportation of dangerous goods, and go through the registration formalities with the administration for industry and commerce. The Regulations on Governing the Road Transportation of Dangerous Goods, which was promulgated by the Ministry of Transport and latest amended in 2023, has further stipulates where a shipper entrusts an entity that has not obtained a permit for road transportation of dangerous goods in accordance with the law to carry dangerous chemicals, it shall be ordered to make corrections by the competent road transport administrative authority at or above the county level and shall be imposed a fine ranging from RMB100,000 to RMB200,000.

REGULATIONS RELATING TO FIRE PREVENTION

According to the Fire Prevention Law of the PRC, which was promulgated on April 29, 1998 and was latest amended on April 29, 2021, fire prevention design or construction of a construction project must conform to the national fire prevention technical standards. For a construction project that needs a fire prevention design under the national fire protection technical standards for project construction, the construction entity must submit the fire prevention design documents to the relevant housing and urban-rural development authority for approval or filing purposes (as the case may be), and when a construction project which is designed in accordance with the national standards of construction technology for fire control is completed, such project must pass the required as-built acceptance check on fire prevention by, or file with, the relevant housing and urban-rural development authority.

On August 12, 2015, the Ministry of Public Security promulgated Eight Measures to Deepen Reform and Serve Economic and Social Development, or the Eight Measures. According to the Eight Measures, construction projects with an investment of less than RMB300,000 or a construction area of less than 300 square meters is not required to obtain the as-built acceptance check on fire prevention or fire safety filing, and competent authorities of housing and urban-rural development at the provincial level may formulate detailed rules of implementation pursuant to these measures. According to the Interim Provisions of Construction Fire Design Review and Acceptance, which took effective on June 1, 2020 and most recently amended on August 21, 2023, fire acceptance should be done for special construction projects which meet certain conditions, fire filing should be done for other types of construction projects. Pursuant to the Fire Prevention Law, the construction project that fails to complete the required as-built acceptance check on fire prevention shall be ordered by the relevant governmental authorities to close down and shall be imposed a fine of RMB30,000 up to RMB300,000. The construction project that fails to complete fire safety filing shall be ordered to rectify and be subject to a fine of up to RMB5,000. Even if the construction project has completed the fire safety filing, it may be randomly inspected by the relevant governmental authorities. If the constriction project failed to pass the random inspection, the construction entity shall stop using such construction project and organize rectification and apply for re-inspection after the rectification is completed, such construction project can only be used after it passed the re-inspection.

REGULATIONS RELATING TO COMMERCIAL FRANCHISE OPERATION

According to the Administrative Regulations on Commercial Franchising promulgated on February 06, 2007 and became effective on May 01, 2007, commercial franchise operation refers to the business activities where an enterprise that possesses the registered trademarks, enterprise logos, patents, proprietary technology or any other business resources (the “franchisor”) allows such business resources to be used by another business operator ( the “franchisee”) through contract and the franchisee follows the uniform business model to conducts business and pays franchising fees according to the contract. Within 15 days of first franchising contract signing, franchisors shall carry out franchising filing with the competent commerce authority, and where a franchisor failed to do so, it may be ordered to make filing within a specified time, and be imposed a file of between RMB10,000 and RMB50,000. If filing does not occur before the deadline, a fine of RMB50,000 to RMB100,000 shall be imposed. In addition, a franchisor conducts franchise operations shall own, as a minimum, two self-own stores that have been operating for more than one year when engaging in franchise operations, otherwise, it may be ordered to make correction, confiscate the illegal income, and be imposed a fine ranging from RMB100,000 to RMB500,000.

REGULATIONS RELATING TO CUSTOMS DECLARATION

Pursuant to the Customs Law of the PRC promulgated by the Standing Committee of the National People’s Congress (“SCNPC”) on January 22, 1987, most recently amended on April 29, 2021, the consignor or consignee of the goods exported or imported as well as a customs declaration enterprise must register themselves for declaration activities at customs in accordance with the law. Anyone who is not registered at the customs shall not conduct declaration activities. Customs brokers or customs declaration persons shall not make customs declaration illegally on behalf of others or conduct customs declaration activities beyond their business scope. Pursuant to the Administrative Provisions of the Customs on Record-filing of Customs Declaration Entities promulgated by the General Administration of Customs (the “GAC”) on November 19, 2021 and became effective on January 1, 2022, a consignor or consignee of imported and exported goods as well as customs declaration enterprise shall go through customs declaration entity record-filing formalities with the competent customs in accordance with the applicable provisions. Customs declaration entities may handle customs declarations business within the customs territory of the PRC.

On April 16, 2018, the GAC circulated the Announcement on Matters relating to the Consolidation of Enterprises’ Qualifications for Customs Declaration and Declaration for Inspection and Quarantine (“Announcement 28”), the record-filing for declaration agencies for inspection and quarantine and the registration for customs declaration enterprises will be combined into the registration for customs declaration enterprises. From April 20, 2018, an enterprise will simultaneously become qualified for the customs declaration and the declaration for inspection and quarantine, once it has registered itself or filed a record with the customs and the customs will approve and issue the Certificate of the Customs of the PRC on Registration of the Customs Declaration Entity and the Registration Form for Declaration Enterprises for Entry-Exit Inspection and Quarantine affixed with its special seal for registration and record-filing to the registered or recorded enterprise simultaneously.

REGULATIONS RELATING TO PARALLEL IMPORT OF AUTOMOBILES

On February 22, 2016, eight authorities including the Ministry of Commerce promulgated the Opinions on Boosting the Development of the Parallel Import of Automobiles or the Opinions on the Parallel Import of Automobiles, which took effect on the same day. According to the Opinions on the Parallel Import of Automobiles, enterprises engaging in the parallel import of automobiles (the “Pilot Enterprises”) are not required to obtain the authorization of the automobile supplier when importing automobiles, but may, considering the actual needs of their business activities, apply for and receive the automatic import license for automobile products. Parallel imported automobiles shall meet the mandatory requirements of the national safety, energy saving, quality standards and technical specifications, and obtain the mandatory product certification stipulated by laws and regulations. Pilot Enterprises shall, in accordance with relevant provisions, announce the technical information on automobiles pollution control, emission inspection and the relevant maintenance and repair for the automobiles they import to the public. It is not allowed to import and sell automobiles that fail to meet the existing emission standards of PRC. Enterprises shall be the responsible subjects for the quality of the parallel imported automobiles, and fulfill the obligations such as product recall, quality guarantee, after-sales service, “Three Warranties” for household automobiles and calculation of average fuel consumption according to the law.

On August 19, 2019, seven authorities including the Ministry of Commerce further promulgated the Opinions on Further Boosting the Development of the Parallel Import of Automobiles or the Further Opinions on the Parallel Import of Automobiles, which took effect on August 19, 2019. According to the Further Opinions on the Parallel Import of Automobiles, automobiles under parallel import shall meet the compulsory requirements of national technical standards for the safety of motor vehicles, quality standards, emission standards, and technical specifications. The automobiles shall be refused to import that fail to meet the national technical standards for the safety of motor vehicles and emission standards, fail to obtain the mandatory product certification according to the law or fail to make public the emission inspection information and pollution control technology information according to laws and regulations on the national platform for environmental information disclosure relating to motor vehicles and non-road moving machinery. The import of used and illegally refitted vehicles shall be forbidden. The registration of vehicles for imported automobile that fail to meet national standards shall be refused. Pilot Enterprises shall be responsible for the quality of the parallel imported automobiles and shall perform the relevant obligations required by law. The Pilot Enterprises shall be forbidden to induce customers to sign liability waiver agreements on “Three Warranties.”

REGULATIONS RELATING TO IMPORT AND EXPORT OF GOODS

Pursuant to the Foreign Trade Law which was promulgated by SCNPC on May 12, 1994 and was most recently amended on December 30, 2022 and the Administrative Regulations for the Import and Export of Goods which were issued by the State Council on December 10, 2001 and most recently amended on March 10, 2024, certain goods are allowed to be imported into or exported out of China freely while certain goods are prohibited or restricted from being imported into or exported out of China due to their impact on national security, life and health of people, animals or plants, the development of certain domestic industries, or other reasons stipulated in relevant laws and regulations. No one shall import or export goods that are prohibited from being imported into or exported out of China. The import and export of goods that are restricted from being imported into or exported out of China shall be in compliance with relevant restrictive laws and regulations.

Under the Foreign Trade Law, and the Measures for the Record-Filing and Registration of Foreign Trade Operators promulgated by MOC on June 25, 2004, and most recently amended on May 10, 2021, foreign trade operators which engage in the import and export of goods shall go through the record-filing and registration with MOC or an authority authorized by MOC, unless laws, administrative regulations and rules of MOC provide that it is unnecessary to go through such formalities. If foreign trade operators fail to go through the formalities for record-filing and registration in accordance with relevant provisions, the PRC customs authority shall refuse to handle the declaration and clearance formalities of their imports and exports.

According to the Customs Law of the PRC, unless otherwise provided for, the declaration of import or export goods and the payment of customs duties may be made by the consignees or consigners themselves, and such formalities may also be completed by their entrusted customs brokers that have registered with the PRC customs authority. The Regulations on Import and Export Duties, promulgated by the State Council on November 23, 2003 and most recently amended on March 1, 2017, further stipulated that, unless otherwise provided by the relevant laws and regulations, goods permitted to be imported into or exported out of China shall be subject to payment of customs duties. The consignees of imported goods, consigners of exported goods or owners of inward articles shall undertake the obligation of the payment of customs duties. The State Council also promulgated implementation rules and tariff schedules to regulate the items and rates of the customs duties.

On April 26, 2024, the SCNPC promulgated the Tariff Law, which took effect on December 1, 2024 and replaced the Regulations on Import and Export Duties promulgated by the State Council on November 23, 2003 and most recently amended on March 1, 2017. The Tariff Law stipulated that, (i)goods which the PRC permits to be imported or exported, and inbound articles, are subject to tariffs levied by the Customs in accordance with the provisions of the Tariff Law and the relevant laws and administrative regulations; (ii)consignees of imports, consignors of exports and carriers or recipients of inbound articles shall pay tariffs; and (iii)e-commerce platform operators engaging in cross-border e-commerce retail importation, logistics enterprises and customs declaration enterprises, as well as organizations and individuals who are obligated to withhold or collect tariffs pursuant to the provisions of laws and administrative regulations, are withholding obligors for tariffs.

According to the Import and Export Commodity Inspection Law promulgated by SCNPC on February 21, 1989 and most recently amended on April 29, 2021 and its implementation rules, the imported and exported goods that are subject to compulsory inspection listed in the catalog compiled by the import and export commodity inspection department established by the State Council shall be inspected by the commodity inspection organizations, and the imported and exported goods that are not subject to statutory inspection shall be subject to random inspection. Consignees and consignors or their entrusted customs brokers may apply for inspection to the goods inspection authorities.

REGULATIONS RELATING TO VALUE-ADDED TELECOMMUNICATIONS SERVICES

Licenses for Value-added Telecommunications Services

The Telecommunications Regulations of the PRC, or the Telecommunications Regulations, which were promulgated by the State Council on September 25, 2000 and last amended with immediate effect on February 6, 2016, provide the regulatory framework for telecommunications service providers in the PRC. The Telecommunications Regulations classify telecommunications services into basic telecommunications services and value-added telecommunications services. Value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructure. Providers of value-added telecommunications services are required to obtain a license for value-added telecommunications services, or the VATS License. According to the Telecommunications Regulations, an operator providing value-added telecommunications services without VATS License or beyond the specifications listed in its VATS License may be ordered to make correction, subject to confiscation of illegal income, and a fine ranging from three to five times the amount of the illegal income; where there is no illegal income, or the illegal income is less than RMB50,000, a fine ranging from RMB100,000 to RMB1 million shall be imposed; in serious cases, it may shall be ordered to suspend business operation.

The Catalog of Telecommunications Services, attached to the Telecommunications Regulations and last amended by the Ministry of Industry and Information Technology of the PRC (“MIIT”) on June 6, 2019, divides telecommunications services into different categories, such as B21 online data processing and transaction processing services and B25 information services. Pursuant to the Catalog of Telecommunications Services, B21 online data processing and transaction processing services refer to the online data processing and transaction/affair processing services provided for users through public communication networks or the Internet, using various kinds of data and affair/transaction processing application platforms connected to various kinds of public communication networks or the Internet. Online data processing and transaction processing services include transaction processing services, electronic data interchange services and network/electronic equipment data processing services. B25 information services refer to the information services provided for users via the public communication network or the Internet and by the information collection, development, processing and construction of information platforms. By technical service methods of information organization, transmission, etc., information services are classified into information release platforms and transmission services, information retrieval and inquiry services, information community platform services, instant information interaction services as well as information protection and processing services.

As a subcategory (B25 Information Service) of the value-added telecommunications services, internet information services are regulated by the Administrative Measures on Internet Information Services, or the Internet Measures, which was promulgated by the State Council on September 25, 2000 and last amended on December 6, 2024. Internet information services are defined as services that provide information to online users through the internet. The Internet Measures classify internet information services into non-commercial internet information services and commercial internet information services. Commercial internet information service providers shall obtain a VATS License for internet information service from appropriate telecommunications authorities.

On March 1. 2009, the MIIT issued the Administrative Measures for the Licensing of Telecommunications Business or the Telecom Licensing Measures, which took effect on April 10, 2009 and was last amended on July 3, 2017. The Telecom Licensing Measures sets forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. An approved telecommunications services operator shall conduct its business in accordance with the specifications listed in its VATS License. In addition, the holder of a VATS License is required to obtain approval from the original issuing authority in respect of any change to its shareholders.

Foreign Investment in Value-Added Telecommunications Services

Foreign direct investment in telecommunications companies in China is governed by the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, which was promulgated by the State Council on December 11, 2001 and amended on September 10, 2008, February 6, 2016 and March 29, 2022. The Regulations for the Administration of Foreign-Invested Telecommunications Enterprises requires foreign-invested value-added telecommunications enterprises in PRC to be established as sino-foreign equity joint ventures, which the foreign investors may acquire up to 50% of the equity interests of such enterprise. However, the requirement that main foreign investor investing in a value-added telecommunications enterprise in the PRC shall demonstrate a positive track record and experience in operating a value-added telecommunications business has been repealed by the Decision of the State Council on Amending and Abolishing Some Administrative Regulations effective from May 1, 2022. In July 2006, the MIIT released the notice on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business or the MII Notice, pursuant to which, domestic telecommunications enterprises are prohibited to rent, transferor sell a telecommunications business operation license to foreign investors in any form, or provide any resources, premises, facilities and other assistance in any form to foreign investors for their illegal operation of any telecommunications business in PRC. In addition, under the MII Notice, the Internet domain names and registered trademarks used by a foreign-invested value-added telecommunication service operator shall be legally owned by that operator (or its shareholders).

According to the Special Administrative Measures (Negative List) for Access of Foreign Investments (2024 Version), the proportion of foreign investments in an entity engages in value-added telecommunications business (except for e-commerce, domestic multi-party communications, storage-forwarding and call centers) shall not exceed 50%, and the operating business scope may be operated by foreign-invested entities shall be subject to the telecommunication services that China has promised to open up since its accession to the World Trade Organization in December 2001.

REGULATIONS RELATING TO LOAN FACILITATION

The Notice on Regulating and Rectifying “Cash Loan” Business, or Circular 141, issued by the Special Rectification of Internet Financial Risks Working Group and the P2P Credit Risks Rectification Working Group on December 1, 2017, introduces the regulating guidance on cash loan businesses including online micro-lending companies, P2P platforms and banking financial institutions. According to Circular 141, activities offering cash loans, which are characterized by the lack of specific consumption scenarios, designated purposes, targeted users or mortgages, are subject to inspections and rectifications to prohibit excessive borrowing and granting credits repeatedly to individual borrowers, collecting interests at abnormally high interest rates and violating privacy. Circular 141 clarifies that no organization or individual shall start a loan business without the required qualifications and approved licenses. The synthetic fund cost charged by various institutions on borrowers in the form of interest rates and other fees must comply with the requirements of private lending by the Supreme People’s Court of PRC. The loan shall not be collected through violence, intimidation or insult. Circular 141 also sets out requirements and limitations for various entities involved in internet finance services and banking financial institutions involved in cash loan operations. Circular 141 further requires P2P lending information intermediaries not to outsource their core operations such as borrower information collection, borrower selection, credit evaluation and accounts opening. The banking financial institutions, in addition to observing the requirements set forth in the Interim Measures on Administration of Personal Loans issued by the CBRC in February 2010, shall also comply with the regulations relating to cash loans, including: (i) not extending loan funded by its own capital and funding from unqualified institutions; (ii) not outsourcing credit review and approval, risk management or other core operations in the provision of credit services to third-party collaborators; including not accepting credit enhancement services, loss-bearing commitments or other credit enhancement services provided in a disguised form by any third party that does not have relevant qualifications to provide guarantees; (iii) making sure that the third party with which it cooperates will not charge any interests or fees from borrowers; and (iv) not directly investing or investing in a disguised form in asset-backed securitization products or other products backed by cash loans, campus loans or down payment loans. In addition, according to Circular 141, all the relevant local authorities should submit the regulation plan and monthly working progress to the Special Rectification of Internet Financial Risks Working Group and the P2P Credit Risks Rectification Working Group, which indicates gradual rectification for compliance with Circular 141 is allowed. However, the Interim Measures on Administration of Personal Loans mentioned above has been repealed by the Administrative Measures for Personal Loans which was promulgated on January 30, 2024 and has became effective from July 1, 2024.

The Interim Measures for Administration of Internet Loans Issued by Commercial Banks, or the Internet Loans Interim Measures, promulgated by the CBIRC, came into effect on July 12, 2020 and was amended on June 21, 2021, which apply to the institutions cooperating with commercial banks to develop internet loan businesses and their existing business models. Pursuant to the Internet Loans Interim Measures, commercial banks shall evaluate their cooperating institutions and implement processes to manage these institutions. Commercial banks shall not accept direct and disguised credit enhancement services from unqualified cooperation agencies, nor entrust third-party agencies with records of violent collection or other illegal records to collect loans. The Internet Loans Interim Measures also provide that, except for cooperating institutions that contribute funding to the loans, commercial banks shall not completely delegate the cooperating institutions to perform core operations, such as loan disbursement, principal and interest collection, and stop payment. Pursuant to Internet Loans Interim Measures, commercial banks shall independently carry out risk assessment and credit approval for the loans they fund, and shall bear primary responsibility for post-loan management. Regional banks that carry out Internet lending business shall mainly serve local customers, prudently conduct business across administrative regions of registration, and effectively identify and monitor the development of business across administrative regions of registration.

In accordance with the above measures, the Notice of General Office of the CBIRC on Further Regulating the Internet Lending Business of Commercial Banks was issued and took effect on February 19, 2021, setting detailed rules on strengthening risk management of the banking financial institutions and strictly controlling cross-regional operations. Furthermore, on July 12, 2022, CBIRC issued the Notice on Strengthening the Management of Commercial Banks’ Internet Loan Business and Improving the Quality and Efficiency of Financial Services, which further requires commercial banks to: (i) effectively conduct security assessments on the cooperating institutions which provide and process personal information; (ii) strengthen loan fund management, take effective measures to monitor loan usage, ensure safety of the loan funds, and prevent cooperating institutions from intercepting, pooling, or misappropriating fund; (iii) standardize the Internet loan cooperation business with third-party institutions, and restrict or refuse to cooperate with those that are in violation of relevant regulations on Internet loans; and (iv) strengthen the protection of consumer rights and interests, strengthen the compliance management of the marketing and publicity behaviors of cooperating institutions, and clearly stipulate relevant prohibited behaviors in the cooperation agreement. The transition period for the stock business of Internet loans of commercial banks were ended on June 30, 2023.

REGULATIONS RELATING TO FINANCING GUARANTEE SERVICES

On March 8, 2010, the China Banking Regulatory Commission, the National Development and Reform Commission, or the NDRC, the MIIT, the Ministry of Commerce, PBOC, SAIC and Ministry of Finance of PRC promulgated the Tentative Administrative Measures for Financing Guarantee Companies, or the Tentative Administrative Measure. The Tentative Administrative Measures require an entity or individual to obtain a prior approval from the relevant regulatory body to engage in the financing guarantee business, and defines “financing guarantee” as an activity whereby the guarantor and the creditor, such as a financial institution in the banking sector, agree that the guarantor shall bear the guarantee obligations in the event that the secured party fails to perform its financing debt owed to the creditor.

On August 2, 2017, the State Council issued Regulations on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Rules, which came into effect on October 1, 2017. The Financing Guarantee Rules defines financing guarantee as activities whereby guarantors provide guarantee for the borrowing of funds, issuance of bonds and other debt financing activities of the guaranteed parties, and financing guarantee companies refer to limited liability companies or companies limited by shares that are duly established and engage in financing guarantee business. Pursuant to the Financing Guarantee Rules, the establishment of a financing guarantee company shall be subject to the approval of the relevant regulatory authority. In the event that a company commences financing guarantee business without first obtaining relevant approval, the company will be ordered by the regulatory authority to cease financing guarantee business, be imposed a fine from RMB500,000 up to RMB1,000,000, have its illegal gains confiscated, and be investigated for criminal liabilities.

On October 9, 2019, nine government authorities including CBIRC, NDRC and MIIT promulgated the Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies or the Supplementary Financing Guarantee Provisions, which for the first time, explicitly requires that institutions providing services such as borrower recommendation and credit assessment for various lending institutions shall not provide, directly or in a disguised form, financing guarantee services without prior approval. For the companies without the relevant financing guarantee license but actually engaging in financing guarantee business, the regulatory authorities shall cease such operations and cause these companies to properly settle the existing business contracts.

On July 14, 2020, the CBIRC issued the Guidelines for Off-Site Supervision of Financing Guarantee Companies, or the Off-Site Supervision Guidelines, which took effect on September 1, 2020. The Off-Site Supervision Guidelines stipulate the guidelines for the competent regulatory authorities to continually analyze and evaluate the risk of financing guarantee companies and the financing guarantee industry, by way of collecting report data and other internal and external data of the financing guarantee companies and by carrying out corresponding measures. Pursuant to the Off-Site Supervision Guidelines, financing guarantee companies shall establish and implement an off-site supervision information report system and submit related data and non-data information in accordance with the requirements of the competent regulatory authorities. The Off-Site Supervision Guidelines note that the corporate governance, internal control, risk management capabilities, guarantee business, associated guarantee risks, asset quality, liquidity indicators and investment conditions of financing guarantee companies shall be the key areas subject to off-site supervisions.

On December 31, 2021, the PBOC issued the Regulations on Local Financial Supervision and Administration (Draft for Comments), which regulate all types of local financial organizations including financing guarantee companies. Pursuant to the Regulations on Local Financial Supervision and Administration (Draft for Comments), local financial organizations are required to operate business within the area approved by the local financial regulatory authority, and are not allowed to conduct business across provinces in principle. The rules for cross-province business carried out by local financial organizations shall be formulated by the State Council or by the financial regulatory department of the State Council as authorized by the State Council. The financial regulatory department of the State Council will specify a transition period for local financial organizations that have carried out businesses across provincial administrative regions to maintain compliance.

REGULATIONS RELATING TO CREDIT REPORTING BUSINESS

The PRC government has adopted several regulations governing personal and enterprise credit reporting businesses. These regulations include the Regulation for the Administration of Credit Reporting Industry, enacted by the State Council and effective in March 2013, and the Management Rules on Credit Agencies, issued by the PBOC, in the same year.

The Regulation for the Administration of Credit Reporting Industry defines “credit reporting business” and “credit reporting agency” for the first time. According to the Regulation for the Administration of Credit Reporting Industry, “credit reporting business” means the activities of collecting, organizing, storing and processing “credit-related information” of individuals and enterprises, as well as providing such information to others, and a “credit reporting agency” refers to a duly established agency whose primary business is credit reporting. Besides, the Regulation for the Administration of Credit Reporting Industry and the Management Rules on Credit Agencies stipulate that the establishment of a credit reporting agency to engage in individual credit reporting business shall be subject to the approval of the PBOC, and the requirements for such establishment. Such requirements include: (i) the credit reporting agency’s major shareholders shall have a good reputation and do not have any record of major violation of law or non-compliance in the past three years; (ii) the credit reporting agency’s registered capital shall not be less than RMB50 million; (iii) the credit reporting agency shall have facilities, equipment, systems and measures in place for the protection of information security which comply with the provisions of the PBOC; (iv) the candidates for the credit reporting agency’s director, supervisor and senior management positions shall be familiar with laws and regulations relating to credit reporting business, shall possess the work experience and management capabilities in the credit reporting business required for performance of their duties, shall not have any record of major violation or non-compliance during the past three years, and shall have obtained the appointment qualifications approved by the PBOC; (v) the credit reporting agency shall have a proper organizational structure; (vi) the credit reporting agency shall have proper internal control systems for, among others, business operation, information security management and compliance management; (vii) the credit reporting agency’s individual credit information system shall satisfy the standard of National Information System Security Level Protection Level 2 or above; and (viii) the credit reporting agency shall satisfy any other prudential requirements of the PBOC. Establishment of a credit reporting agency to engage in enterprise credit reporting business shall complete filing with the responsible branch of the PBOC. To complete the filing, a company must submit to the PBOC (i) its business license; (ii) an explanation on equity structure and organization structure; (iii) a description of its scope of business, business rules and basic information on business system; and (iv) its information security and risk prevention measures. Entities engaged in individual/enterprise credit reporting business without such approval/completing filing formality may be subject to fine or criminal liabilities.

Given that the PBOC is a subordinate authority under the State Council, the Management Rules on Credit Agencies enacted by the PBOC is based on the Regulation for the Administration of Credit Reporting Industry, and further details the rules with respect to the administration for credit reporting agencies, including rules to establish, change and deregister a credit reporting agency and the rules for the daily operation of a credit reporting agency.

On September 27, 2021, the PBOC issued the Administrative Measures for Credit Reporting Business, or the Credit Reporting Measures, effective on January 1, 2022. The Credit Reporting Measures define “credit information” to include “basic information, borrowing and lending information and other relevant information collected pursuant to the law to provide services for financial and other activities for identifying and judging the credit standing of businesses and individuals, as well as analysis and evaluation formed based on the aforesaid information.” They apply to entities that carry out credit reporting business and “activities relating to credit reporting business” in China. Separately, entities providing “services with credit reporting function” in the name of “credit information service, credit service, credit evaluation, credit rating, credit repair and other services” are also subject to the Credit Reporting Measures. The Credit Reporting Measures require that whoever engages in personal credit reporting business shall obtain permit from the PBOC’s personal credit reporting agency and whoever engages in enterprise credit reporting business shall complete filing formalities pursuant to the law; and whoever engages in credit rating business shall complete filings as a credit rating agency pursuant to the law. The Credit Reporting Measures provide rules on credit reporting business and credit reporting agencies, including that (i) the credit reporting agencies shall collect credit information following the “minimum and necessary” principle and must not collect, compile, store and process credit information by unlawful means, and must not alter original data, (ii) information user shall not abuse credit information, and the credit reporting agencies shall comply with relevant business rules when they provide credit information for credit inquiry, credit evaluation, credit rating and anti-fraud services, (iii) credit reporting agencies shall take measures to ensure the credit information security, and establish an emergency and report system for incidents, and (iv) credit reporting agencies shall comply with related laws and regulations when providing credit information to overseas. Credit Reporting Measures provide an 18-month grace period from its effectiveness date for organizations that engage in credit reporting business to obtain the credit reporting business license and comply with its other provisions.

REGULATIONS RELATING TO INTELLECTUAL PROPERTY

China has adopted comprehensive legislation governing intellectual property rights, including copyrights, trademarks, patents and domain names. China is a signatory to the primary international conventions on intellectual property rights and has been a member of the Agreement on Trade Related Aspects of Intellectual Property Rights since its accession to the World Trade Organization in December 2001.

Copyright

On September 7, 1990, SCNPC promulgated the Copyright Law of the PRC, or the Copyright Law, effective on June 1, 1991 and amended on October 27, 2001, February 26, 2010, and November 11, 2020, respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Center of China.

Under the Regulations on the Protection of the Right to Network Dissemination of Information that took effect on July 1, 2006 and was amended on January 30, 2013, it is further provided that an Internet information service provider may be held liable under various situations, including that if it knows or should reasonably have known a copyright infringement through the Internet and the service provider fails to take measures to remove or block or disconnect links to the relevant content, or, although not aware of the infringement, the Internet information service provider fails to take such measures upon receipt of the copyright holder’s notice of such infringement.

The Regulations on Computer Software Protection, promulgated by the State Council on June 4, 1991 and amended on December 20, 2001, January 8, 2011 and January 30, 2013, respectively further specify detailed procedures and requirements with respect to the registration of software copyrights.

Trademark

According to the Trademark Law of the PRC promulgated by SCNPC on August 23, 1982, and amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019, respectively, the Trademark Office of the State Administration for Market Regulation (“SAMR”) is responsible for the registration and administration of trademarks in China. SAMR under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. On April 29, 2014, the State Council issued the revised the Implementing Regulations of the Trademark Law of the PRC, which specified the requirements of applying for trademark registration and renewal.

Patent

According to the Patent Law of the PRC, or the Patent Law, promulgated by SCNPC on March 12, 1984 and amended on September 4, 1992, August 25, 2000, December 27, 2008, and October 17, 2020, respectively, and the Implementation Rules of the Patent Law of the PRC, or the Implementation Rules of the Patent Law, promulgated by the State Council on June 15, 2001 and revised on December 28, 2002, January 9, 2010 and December 11, 2023, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide. The patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective administrative areas. The Patent Law and Implementation Rules of the Patent Law provide for three types of patents, namely “inventions,” “utility models,” and “designs.” Invention patents are valid for twenty years, while utility model patents are valid for ten years, and design patents are valid for fifteen years, from the date of application. The Chinese patent system adopts a “first-come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness, and practical applicability to be patentable. Third Parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.

Domain Names

On August 24, 2017, the MIIT promulgated the Administrative Measures for Internet Domain Names, or the Domain Name Measures, which became effective on November 1, 2017. MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which China Internet Network Information Center, or the CNNIC, is responsible for the daily administration of CN domain names and PRC domain names. Pursuant to the Domain Name Measures, the registration of domain names adopts the “first to file” principle and the registrant shall complete the registration via the domain name registration service institutions. The Domain Name Measures regulate the registration of domain names, such as China’s national top-level domain name “.CN”. The CNNIC issued the Measures for the Resolution of Country Code Top-Level Domain Name Disputes on June 18, 2019, pursuant to which, in the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to initiate the domain name dispute resolution procedure, file a suit to the People’s Court, or initiate an arbitration procedure.

REGULATIONS RELATING TO FOREIGN EXCHANGE

The principal regulations governing foreign currency exchange in PRC are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments, and investments in securities outside of China.

In November 2012, SAFE promulgated the Notice of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special-purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. Under the supervision of SAFE, the qualified banks may directly review the applications and conduct the registration.

On March 30, 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both previous Circular 142 and Circular 36 on June 1, 2015. On June 9, 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, to further expand and strengthen such reform. On December 4, 2023, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Deepening Reforms to Facilitate Cross - border Trade and Investment, or SAFE Circular 28, to further deepening such reform. Under Circular 19, Circular 16 and Circular 28, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within its business scope or expenditure under capital accounts permitted by laws and regulations, except that such funds shall not be used for (i) expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations; (ii) unless otherwise expressly stipulated, directly or indirectly used for securities investment or other investment and wealth management activities (except for wealth management products with a risk rating no higher than level 2 and structured deposits); (iii) granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) purchase of real estate for non -self-use purposes (except for enterprises engaged in real estate development and operation, and real estate leasing operations).

In January 2017, SAFE promulgated the Notice on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Further, according to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

On October 23, 2019, SAFE issued the Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28 (2019), which allows non-investment foreign-invested enterprises to make domestic equity investment with their capital funds in accordance with the law under the premise that such investment does not violate the existing special administrative measures (Negative List) for foreign investment and the project invested in China is authentic and compliant. Pursuant to SAFE Circular 28 (2019), upon receiving the payment of consideration from a foreign investor for the equity transfer under foreign direct investment, the domestic transferor, with relevant registration certificates, can process the formalities for account opening, fund receipt, and foreign exchange settlement and use directly at the bank. The foreign investor’s deposit remitted from overseas or transferred from domestic accounts can be directly used for its lawful domestic capital contribution as well as domestic and overseas payment after the transaction is concluded.

On April 10, 2020, SAFE issued the Notice on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, or SAFE Circular 8, pursuant to which, eligible enterprises are allowed to use the income under capital account, from such sources as capital funds, foreign debt and overseas listing, for domestic payment without having to provide supporting authentication materials to the banks for every transaction in advance, but the use of funds shall be true and compliant as well as conform to the existing administration regulations regarding use of income under capital account. The concerned bank shall conduct spot checking in accordance with the relevant requirements.

REGULATIONS RELATING TO FOREIGN EXCHANGE REGISTRATION OF OVERSEAS INVESTMENT BY PRC RESIDENTS

SAFE issued Notice Concerning Foreign Exchange Control on Relevant Issues Relating to Domestic Resident’s Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, that became effective in July 2014, replacing the previous SAFE Circular 75, the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purposes Vehicles. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities to seek offshore financing or make an offshore investment, using legitimate onshore or offshore assets or interests. An “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, establishing foreign-invested enterprises to obtain ownership, control rights, and management rights. SAFE Circular 37 provides that, before contributing to an SPV, PRC residents or entities must complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

REGULATIONS RELATING TO FOREIGN EXCHANGE REGISTRATION OF OVERSEAS INVESTMENT BY PRC ENTERPRISES

On December 26, 2017, the NDRC promulgated the Administrative Measures on Overseas Investments by Enterprises, which took effect as of March 1, 2018. According to this regulation, nonsensitive overseas investment projects are subject to record-filing requirements with the local branch of NDRC. On September 6, 2014, MOC promulgated the Administrative Measures on Overseas Investments, which took effect as of October 6, 2014. According to this regulation, overseas investments of PRC enterprises that involve nonsensitive countries and regions and nonsensitive industries are subject to record-filing requirements with a local branch of MOC. According to the Circular Notice of the State Administration of Foreign Exchange on Issuing the Regulations on Foreign Exchange Administration of the Overseas Direct Investment of Domestic Institutions, which was promulgated by the State Administration of Foreign Exchange, or SAFE, on July 13, 2009 and took effect on August 1, 2009, and the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, which was promulgated by SAFE on February 13, 2015 and took effect on June 1, 2015, PRC enterprises must register for overseas direct investment with a local SAFE branch or its authorized banks.

REGULATIONS RELATING TO DIVIDEND DISTRIBUTIONS

Under our current corporate structure, we may rely on dividend payments from our PRC subsidiaries, to fund any cash and financing requirements we may have. The principal regulations governing the distribution of dividends of foreign-invested enterprises include Foreign Investment Law of the PRC and the Company Law of the PRC. Under these laws, wholly foreign-owned enterprises in China may freely make remittance inward and outward in RMB or foreign exchange of capital contribution, profits, capital yield, income from asset disposal, intellectual property licensing fees, indemnity obtained according to law or income from compensation and liquidation.

According to the PRC Company Law and Foreign Investment Law, each of our PRC subsidiaries is required to draw 10% of its after-tax profits each year, if any, to fund certain statutory reserve fund, which may stop drawing its after-tax profits if the aggregate balance of the statutory reserve fund has already accounted for over 50% of its registered capital. These reserves are not distributable as cash dividends. The PRC subsidiaries may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to optional reserve funds. After making up the losses and allocating reserve funds, the remaining after-tax profits of our PRC subsidiaries may be distributed to the shareholders.

REGULATIONS RELATING TO FUNDS TRANSFER TO PRC SUBSIDIARIES

We are permitted under PRC laws and regulations as an offshore holding company to provide funding to our PRC subsidiaries through loans or capital contributions, subject to satisfaction of applicable government registration, approval and filing requirements.

In the event of subsequent changes in the registered capital of our PRC subsidiary which is a foreign-invested enterprise, or FIE, such as increase in its registered capital, the FIE shall complete registration change formalities with competent administrations for market regulation in accordance with relevant regulations, and registration change formalities shall also be completed with the competent administration of foreign exchange according to the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors. In addition, pursuant to Circular 16, FIEs shall use their registered capital pursuant to the principle of authenticity and self-use within their business scope.

Pursuant to the Provisional Measures on Administration of Foreign Debt (the “Foreign Debt Measures”) issued by the State Development Planning Commission (revised), Ministry of Finance (“MOF”) and SAFE in January 2003 and revised on July 26, 2022, any loans provided by us to our PRC subsidiaries in foreign currencies shall be classified as foreign debt under the Foreign Debt Measures. According to the Foreign Debt Measures, the sum of cumulative accrued amounts of medium-term to long-term foreign loans and balance amounts of short-term foreign loans taken by a foreign-invested enterprise shall be limited to the difference between the total project investment amount approved by the government and the amount of registered capital. Foreign-invested enterprises may take foreign loans freely within the scope of difference.

On January 12, 2017, the People’s Bank of China (“PBOC”) issued the Notice of People’s Bank of China on Matters Concerning Macro-prudential Management on Full-covered Cross-border Financing (the “No.9 Notice”), which improved the policy framework of the cross-border financing. The No.9 Notice clarifies the new calculation methods of the upper limit of the risk-weighted balance for all types of crossborder financing, in particular, the upper limit for risk-weighted balance for cross-border financing equals to the capital or the net assets multiplied by the leverage rate of cross-border financing and the macro-prudential adjustment parameters. Currently, the implementation of the foregoing methodologies for foreign-invested enterprises in cross-border financing have not been formally determined by PBOC and SAFE.

Moreover, as the debtors of cross-border financing, our PRC subsidiaries are also required to comply with certain registration formalities for execution of foreign debt contracts with the foreign exchange bureau at the locality according to the Notice of State Administration of Foreign Exchange on Promulgation of the Administrative Measures on Registration of Foreign Debt which was promulgated by SAFE in April 2013 and revised in May 2015.

According to the Administrative Measures for the Examination and Registration of Medium and Long-term Foreign Debts of Enterprises which was promulgated by the NDRC on January 5, 2023 and came into effect on February 10, 2023, a foreign debt with a term of or longer than one year must be filed with the NDRC and obtain the enterprise foreign debt pre-issuance registration certificate prior to the offering, and report the relevant information and documents in respect of the issuance of the foreign debt with the NDRC within ten (10) working days after the issue date of the foreign debt.

REGULATIONS RELATING TO OVERSEAS LISTINGS AND M&A RULES

On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which became effective on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfil the filing procedures with the CSRC; if a domestic company fails to complete the filing procedure, such domestic company may be subject to administrative penalties; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited combined financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application.

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (1) on or prior to the effective date of the Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; and (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which took effect on March 31, 2023. Pursuant to the Archives Rules, domestic companies that seek for overseas offering and listing shall strictly abide by applicable laws and regulations of the PRC and the Archives Rules, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. Such domestic companies shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Furthermore, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any document and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Moreover, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. The Archives Rules also stipulate that a domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable national regulations.

On August 8, 2006, six PRC regulatory authorities, including the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, amended in June 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to MOC for approval. The M&A Rules also require that an overseas SPV formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such overseas SPV’s securities on an overseas stock exchange. In September 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC.

Our PRC legal counsel, Commerce & Finance Law Offices, has advised us that, based on its understanding of the current PRC laws and regulations, our corporate structure and arrangements are not subject to the M&A Rules. However, our PRC legal counsel has further advised us that there are uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules, and our PRC legal counsel cannot exclude the possibility that the CSRC or other relevant government authorities might, from time to time, further clarify or interpret the M&A Rules in writing or orally and require their approvals to be obtained for the offering. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel does. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of any proceeds from any of offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A ordinary shares.

The M&A Rules and other regulations and rules concerning mergers and acquisitions also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.

In addition, according to the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the General Office of the State Council on February 3, 2011, and which became effective 30 days thereafter, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by MOC on August 25, 2011, and which became effective on September 1, 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOC, and the regulations prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

REGULATIONS RELATED TO FOREIGN INVESTMENT

The establishment, operation, and management of companies in China are mainly governed by the PRC Company Law, as most recently amended in 2023, which applies to both PRC domestic companies and foreign-invested companies. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the PRC Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020. They replaced three previous major laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Law, the Sino-foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their respective implementing rules. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Foreign Investment Law and the Implementing Rules introduce a see-through principle and further provide that foreign-invested enterprises that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment. “Pre-entry national treatment” means that the treatment given to foreign investors and their investments at market access stage is no less favorable than that given to domestic investors and their investments. “Negative list” means the special administrative measures for foreign investment’s access to specific fields or industries, which will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other relevant departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with the special requirements on the shareholding, senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalog of industries for which foreign investments are encouraged according to the needs for national economic and social development, to list the specific industries, fields, and regions in which foreign investors are encouraged and guided to invest.

Investment activities in the PRC by foreign investors were principally governed by the Catalog for the Guidance of Foreign Investment Industries, or the Catalog, which was promulgated and is amended from time to time by MOC and NDRC. Industries listed in the Catalog were divided into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog were generally deemed as constituting a fourth “permitted” category. The catalog was replaced by the Special Administrative Measures for Access of Foreign Investment (Negative List) and the Catalog of Industries for Encouraging Foreign Investment in 2018 and 2019, respectively. On September 6, 2024, NDRC and MOC issued the latest Special Administrative Measures for Access of Foreign Investment (Negative List) (2024 Edition) (the “Negative List 2024”), which came into effect on November 1, 2024. The Negative List 2024 sets out the areas where foreign investment is prohibited and the areas where foreign investment is allowed only on certain conditions. Foreign investment in areas not listed in the Negative List 2024 is treated equally with domestic investment and the relevant provisions of the Opinions of the State Council on Implementing Negative List System for Market Access promulgated by the State Council on October 2, 2015 and effective as of December 1, 2015 shall apply to domestic and foreign investors on a unified basis. Moreover, according to Negative List 2024, PRC entities which engage in any field forbidden by the Negative List 2024 for access of foreign investment shall be approved by competent PRC authorities when they seek listing offshore, and foreign investors shall not participate in operation and management and their shareholding ratio shall be in compliance with PRC laws.

According to the Implementing Rules, the registration of foreign-invested enterprises shall be handled by the SAMR or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with laws, the relevant competent government department responsible for granting such license shall review the license application of the foreign investor in accordance with the same conditions and procedures applicable to PRC domestic investors unless it is stipulated otherwise by the laws and administrative regulations, and the competent government department shall not impose discriminatory requirements on the foreign investor in terms of licensing conditions, application materials, reviewing steps and deadlines, etc. However, the relevant competent government departments shall not grant the license or permit enterprise registration if the foreign investor intends to invest in the industries or fields as specified in the negative list without satisfying the relevant requirements. In the event that a foreign investor invests in a prohibited field or industry as specified in the negative list, the relevant competent government department shall order the foreign investor to stop the investment activities, dispose of the shares or assets or take other necessary measures within a specified time limit, and restore to the status before the occurrence of the investment described above. The illegal gains, if any, shall be confiscated. In the event that the investment activities of a foreign investor violate the special administration measures for access restrictions on foreign investments as stipulated in the negative list, the relevant competent government department shall order the investor to make corrections within the specified time limit and take necessary measures to meet the relevant requirements. In the event that the foreign investor fails to make corrections within the specified time limit, the provisions above regarding the circumstance that a foreign investor invests in the prohibited field or industry shall apply.

Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by MOC and SAMR, which took effect on January 1, 2020, a foreign investment information reporting system shall be established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner. In addition, MOC shall set up a foreign investment information reporting system to receive and handle the investment information and inter-departmentally shared information forwarded by the administration for market regulation in a timely manner. The foreign investors or foreign-invested enterprises shall report the investment information by submitting reports including initial reports, change reports, deregistration reports and annual reports.

Furthermore, the Foreign Investment Law provides that foreign-invested enterprises established according to the previous laws regulating foreign investment prior to the implementation of the Foreign Investment Law may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law. The Implementing Rules further clarify that such foreign-invested enterprises established prior to the implementation of the Foreign Investment Law may either adjust their organizational forms or organizational structures pursuant to the Company Law or the Partnership Law or maintain their current structure and corporate governance within five years upon the implementation of the Foreign Investment Law. Since January 1, 2025, if a foreign-invested enterprise fails to adjust its organizational form or structure according to applicable laws and go through the applicable registrations, the relevant administration for market regulation shall not handle other registrations for changes and shall publicize the relevant circumstances. However, after the organizational forms or structures have been adjusted, the original parties to the Sino-foreign equity or cooperative joint ventures may continue to process matters such as equity interest transfer, income distribution, or surplus assets as agreed in the relevant contracts.

In addition, the Foreign Investment Law and the Implementing Rules also specify other protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited, etc.

REGULATIONS RELATING TO EMPLOYMENT

The PRC Labor Law and the Labor Contract Law require that employers must execute written employment contracts with full-time employees. In the event that an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may result in criminal liabilities.

Pursuant to the PRC Social Insurance Law implemented on July 1, 2011 and amended on December 29, 2018 and the Administrative Measures on Housing Provident Fund promulgated in 1999 and amended in 2002 and 2019, enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. Failure to make adequate contributions to various employee benefit plans may be subject to fines and other administrative sanctions.

REGULATIONS RELATING TO WORK SAFETY

Pursuant to the Work Safety Law of the PRC promulgated by SCNPC in June 2002 and was recently amended in June 2021, transportation entities shall establish a work safety management office or be staffed with full-time work safety management personnel. In March 2015, Work Safety Commission of the Ministry of Transport issued the Notice on Implementing the Work Safe Law, pursuant to which, the relevant enterprise shall establish and improve safety production responsibility system covering all aspects of production and operation, clear standards and responsibility to the post, solidly promote the standardization of production safety and strengthen safety production management.

REGULATIONS RELATING TO LEASING

Pursuant to the Law on Administration of Urban Real Estate which took effect in January 1995 with the latest amendment in August 2019 and the Administrative Measures on Leasing of Commodity Housing which was promulgated by Ministry of Housing and Urban-Rural Development on December 1, 2010 and took effect on February 1, 2011, lessors and lessees are required to enter into a written lease contract, containing such provisions as the term of the lease, the use of the premises, liability for rent and repair, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department, and failure to comply with the registration requirement may result in a fine ranging from RMB1,000 to RMB10,000.

REGULATIONS RELATING TO THE EXEMPTION OF NEV PURCHASE TAX

On December 26, 2017, the Ministry of Finance together with several other PRC government departments, jointly issued the Announcement on Exemption of Vehicle Purchase Tax for New Energy Vehicle (“NEV”), pursuant to which, from January 1, 2018 to December 31, 2020, the vehicle purchase tax applicable to ICE vehicles is not imposed on purchases of qualified NEVs listed in the Catalog of New Energy Vehicle Models Exempt from Vehicle Purchase Tax, including NEVs listed before December 31, 2017.

On April 16, 2020, the Ministry of Finance together with several other PRC government departments, jointly issued the Announcement on Exemption Policy of Vehicle Purchase Tax for New Energy Vehicle, pursuant to which the exemption of vehicle purchase tax for the NEVs will be extended to 2022.

On September 18, 2022, the Ministry of Finance together with several other PRC government departments, jointly issued the Announcement on Extending Exemption of Vehicle Purchase Tax for New Energy Vehicle, pursuant to which the exemption of vehicle purchase tax for the NEVs will be extended to December 31, 2023.

On June 19, 2023, the Ministry of Finance together with several other PRC government departments, jointly issued the Announcement on the Continuation and Optimization of Vehicle Purchase Tax Relief Policies for New Energy Vehicles, pursuant to which the NEVs purchased during the period from January 1, 2024 to December 31, 2025 are exempted from the vehicle purchase tax; the NEVs purchased during the period from January 1, 2026 to December 31, 2027 are subject to the vehicle purchase tax at a reduced rate by half.

REGULATIONS RELATING TO TAXATION

Income Tax

According to the Enterprise Income Tax Law of the PRC, or the EIT Law, which was promulgated on March 16, 2007, became effective as from January 1, 2008, and amended on February 24, 2017, and December 29, 2018, an enterprise established outside the PRC with de facto management bodies within the PRC is considered as a resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Implementing Rules of the Enterprise Income Law of the PRC, or the Implementing Rules of the EIT Law, defines a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Non-PRC resident enterprises without any branches in the PRC pay an enterprise income tax in connection with their income originating from the PRC at the tax rate of 10%.

On February 3, 2015, the PRC State Administration of Taxation, or the SAT, issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or SAT Bulletin 7, which was most recently amended on December 29, 2017. SAT Bulletin 7 repeals certain provisions in the Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Income from Equity Transfer by Non-Resident Enterprises, or SAT Circular 698, issued by SAT on December 10, 2009 and the Announcement on Several Issues Relating to the Administration of Income Tax on Non-resident Enterprises issued by SAT on March 28, 2011 and clarifies certain provisions in SAT Circular 698. SAT Bulletin 7 provides comprehensive guidelines relating to, and heightening the Chinese tax authorities’ scrutiny on, indirect transfers by a non-resident enterprise of assets (including assets of organizations and premises in PRC, immovable property in the PRC, equity investments in PRC resident enterprises), or the PRC Taxable Assets. For instance, when a non-resident enterprise transfers equity interests in an overseas holding company that directly or indirectly holds certain PRC Taxable Assets and if the transfer is believed by the Chinese tax authorities to have no reasonable commercial purpose other than to evade enterprise income tax, SAT Bulletin 7 allows the Chinese tax authorities to reclassify the indirect transfer of PRC Taxable Assets into a direct transfer and therefore impose a 10% rate of PRC enterprise income tax on the non-resident enterprise. SAT Bulletin 7 lists several factors to be considered by tax authorities in determining if an indirect transfer has a reasonable commercial purpose. However, regardless of these factors, the overall arrangements in relation to an indirect transfer satisfying all the following criteria will be deemed to lack a reasonable commercial purpose: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Assets; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or during the one year period before the indirect transfer, 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries and branches that directly or indirectly hold the PRC Taxable Assets are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Assets is lower than the potential PRC tax on the direct transfer of those assets. On the other hand, indirect transfers falling into the scope of the safe harbors under SAT Bulletin 7 will not be subject to PRC tax under SAT Bulletin 7. The safe harbors include qualified group restructurings, public market trades, and exemptions under tax treaties or arrangements.

On October 17, 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Bulletin 37, which took effect on December 1, 2017 and was most recently amended on June 15, 2018. According to SAT Bulletin 37, the balance after deducting the equity net value from the equity transfer income shall be the taxable income amount for equity transfer income. Equity transfer income shall mean the consideration collected by the equity transferor from the equity transfer, including various income in monetary form and non-monetary form. Equity net value shall mean the tax computation basis for obtaining the said equity. The tax computation basis for equity shall be: (i) the capital contribution costs actually paid by the equity transferor to a Chinese resident enterprise at the time of investment and equity participation, or (ii) the equity transfer costs actually paid at the time of acquisition of such equity to the original transferor of the said equity. Where there is reduction or appreciation of value during the equity holding period, and the gains or losses may be confirmed pursuant to the rules of the finance and tax authorities of the State Council, the equity net value shall be adjusted accordingly. When an enterprise computes equity transfer income, it shall not deduct the amount in the shareholders’ retained earnings such as undistributed profits etc., of the investee enterprise, which may be distributed in accordance with the said equity. In the event of partial transfer of equity under multiple investments or acquisitions, the enterprise shall determine the costs corresponding to the transferred equity in accordance with the transfer ratio, out of all costs of the equity.

Under SAT Bulletin 7 and the Law of the PRC on the Administration of Tax Collection promulgated by SCNPC on September 4, 1992 and most recently amended on April 24, 2015 (the “Tax Collection Law”), in the case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor shall act as withholding agents. According to SAT Circular 7, where the transferee fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. SAT Bulletin 37 further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. In addition, the tax authority may also hold the withholding agents liable and impose a penalty of ranging from 50% to 300% of the unpaid tax on them. The penalty imposed on the withholding agents may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Bulletin 7.

Withholding Tax on Dividend Distribution

The EIT Law prescribes a standard withholding tax rate of 20% on dividends and other China-sourced income of non-PRC resident enterprises which have no establishment or place of business in the PRC, or if established, the relevant dividends or other China-sourced income are in fact not associated with such establishment or place of business in the PRC. However, the Implementing Rules of the EIT Law which reduced the rate from 20% to 10%, became effective from January 1, 2008. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, for example, pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations.

According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT, effective as of April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove their status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

On October 14, 2019, the State Administration of Taxation issued the Notice on the Administrative Measures for Non-resident Enterprises to Enjoy Contractual Benefits, or the Circular 35, which was implemented from January 1, 2020. According to Circular 35, non-resident enterprises may enjoy the benefits by way of “self-judgment, declaration and enjoyment, and retention of relevant information for future reference”. If a non-resident enterprise judges that it meets the conditions for enjoying the contractual benefits, it may enjoy the contractual benefits at the time of tax declaration or through the withholding agent. At the same time, it shall collect and retain relevant information for reference in accordance with Circular 35, and accept the follow-up management of the tax authorities.

Value-Added Tax

Pursuant to the Interim Regulations on Value-Added Tax of the PRC, which was promulgated by the State Council on December 13, 1993, and amended on November 10, 2008, February 6, 2016, and November 19, 2017, and the Implementation Rules for the Interim Regulations on Value-Added Tax of the PRC, which MOF promulgated on December 25, 1993, and amended on December 15, 2008, and October 28, 2011, entities or individuals engaging in the sale of goods, provision of processing services, repairs and replacement services or import of goods within the territory of the PRC shall pay value-added tax or the VAT. Unless provided otherwise, the rate of VAT is 17% on sales and 6% on the services. On April 4, 2018, MOF and SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or the Circular 32, according to which (i) for VAT taxable sales acts or import of goods originally subject to VAT rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to tax rate of 11%, such tax rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at the tax rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018 and shall supersede existing provisions which are inconsistent with Circular 32.

Since January 1, 2012, MOF and SAT have implemented the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, or the VAT Pilot Plan, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expanded to nation-wide application in 2013. According to the Implementation Rules for the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax released by MOF and SAT on the VAT Pilot Program, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. The Notice on Comprehensively Promoting the Pilot Plan of the Conversion of Business Tax to Value-Added Tax, which was promulgated on March 23, 2016, became effective on May 1, 2016 and amended on July 11, 2017, December 25,2017 and March 20, 2019, sets out that VAT in lieu of business tax be collected in all regions and industries.

On March 20, 2019, MOF, SAT and GAC jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which became effective on April 1, 2019 and provides that (i) with respect to VAT taxable sales acts or import of goods originally subject to VAT rates of 16% and 10% respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) with respect to purchase of agricultural products originally subject to tax rate of 10%, such tax rate shall be adjusted to 9%; (iii) with respect to purchase of agricultural products for the purpose of production or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the tax rate of 10%; (iv) with respect to export of goods and services originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) with respect to export of goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%.

Urban Maintenance and Construction Tax

Pursuant to the Urban Maintenance and Construction Tax Law of the PRC as promulgated in August 2020 and became effective on September 1, 2021, any taxpayer, whether an entity or individual, of consumption tax or value-added tax shall be required to pay urban maintenance and construction tax based on the total amount of consumption tax or value-added tax paid by such taxpayer. The tax rate shall be 7% for a taxpayer whose domicile is in an urban area, 5% for a taxpayer whose domicile is in a county or a town, and 1% for a taxpayer whose domicile is not in any urban area or county or town.

Education Surcharge

Pursuant to the Provisional Provisions on Imposition of Education Surcharge as most recently amended in January 2011, a taxpayer, whether an entity or individual, of consumption tax or value-added tax shall pay an education surcharge at a rate of 3% on the total amount of consumption tax or value-added tax paid by such entity, unless such obliged taxpayer is instead required to pay a rural area education surcharge as stipulated under the Notice of the State Council on Raising Funds for Schools in Rural Areas that promulgated by State Council in December 1984.

Tax Collection and Payment

The Tax Collection Law prescribes a regulatory framework of tax collection and payment in the PRC and the Implementation Regulations for the Tax Collection Law as amended in February 2016 has made further provisions on the basis of the Tax Collection Law. Pursuant to the Tax Collection Law, a taxpayer or withholding agent shall pay or deliver tax payments in compliance within the time limit specified by laws or administrative regulations, or as determined by taxation authorities in accordance with laws or administrative regulations. Where a taxpayer or a withholding agent fails to pay or underpays the amount of tax that should be paid or remitted within the specified time, the tax authorities shall order the taxpayer or withholding agent to pay or remit the tax within the specified time limit, and impose a penalty for late payment on a daily basis at the rate of 0.05% of the amount of tax in arrears from the date the tax payment is defaulted. If the taxpayer or withholding agent still fails to do so on the expiration of the time limit, the tax authorities may recover such unpaid taxes by adopting compulsory enforcement measures, and impose a fine of not less than 50% but not more than five times the amount of tax the taxpayer or withholding agent fails to pay or underpays or fails to remit. As prescribed by the Tax Collection Law, such compulsory enforcement measures adopted by the tax authorities may include (i) to notify in writing the bank or any other financial institution with which the taxpayer, withholding agent or tax payment guarantor has opened an account to withhold and remit the taxes from its deposits; (ii) to attach, seal up or, in accordance with law, auction or dispose of the commodities, goods or other property of the taxpayer, withholding agent or tax payment guarantor, valued equivalent to the taxes payable, and to use the proceeds therefrom to offset the taxes payable. Furthermore, the taxation authorities shall also announce the tax payments defaulted by taxpayers regularly.

REGULATIONS RELATING TO ANTI-MONOPOLY ENFORCEMENT

The PRC Anti-Monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-Monopoly Law. In March 2018, SAMR was formed as a new governmental agency to take over, among other things, the Anti-Monopoly enforcement functions from the relevant departments under MOC, NDRC and the pre-existing State Administration for Industry and Commerce, respectively. Since its inception, SAMR has continued to strengthen Anti-Monopoly enforcement. In December 2018, SAMR issued the Notice on Anti-Monopoly Enforcement Authorization, which grants authorities to its province-level branches to conduct Anti-Monopoly enforcement within their respective jurisdictions. On February 7, 2021, the Anti-Monopoly Commission of the State Council officially promulgated the Anti-Monopoly Guidelines for Internet Platforms. Pursuant to an official interpretation from the Anti-Monopoly Commission of the State Council, the Anti-Monopoly Guidelines for Internet Platforms mainly covers five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition. On June 24, 2022, the SCNPC passed the Amendments to Anti-Monopoly Law (the “Amendments to the AML”) which became effective on August 1, 2022. The Amendments to the AML set out new substantive rules including safe harbor for monopoly agreements, introduced “stop-the-clock” mechanism and enhanced personal liability and monetary penalties for substantive violations. In April 2024, the Anti-Monopoly and Anti-unfair Competition Commission of the State Council issued Anti-Monopoly Compliance Guideline for Operators (2024), which requires, under the PRC Anti-Monopoly Law, operators to establish Anti-Monopoly compliance management systems to prevent Anti-Monopoly compliance risks.

As the Amendments to the AML are newly effective, we are unable to estimate its specific impact on our business, financial condition, results of operations and prospects and future acquisition of any PRC subsidiaries. We cannot assure you that our business operations will comply with such regulations and authorities’ requirements in all respects. Any failure or perceived failure by us to comply such regulations and authorities’ requirements may result in governmental investigations or enforcement actions, lawsuits or claims against us and could have an adverse effect on our business, financial condition and results of operations upon our future acquisition of PRC subsidiaries.

REGULATION RELATING TO INFORMATION PROTECTION ON NETWORKS

On December 28, 2012, SCNPC issued Decision of the Standing Committee of the National People’s Congress on Strengthening Information Protection on Networks, pursuant to which network service providers and other enterprises and institutions shall, when gathering and using electronic personal information of citizens in business activities, publish their collection and use rules and adhere to the principles of legality, rationality and necessarily, explicitly state the purposes, manners and scopes of collecting and using information, and obtain the consent of those from whom information is collected, and shall not collect and use information in violation of laws and regulations and the agreement between both sides; and the network service providers and other enterprises and institutions and their personnel must strictly keep such information confidential and may not divulge, alter, damage, sell, or illegally provide others with such information.

On July 16, 2013, MIIT issued the Provisions on the Protection of Personal Information of Telecommunication and Internet User, which was effective as of September 1, 2013. The requirements under this order are stricter and wider compared to the above decision issued by SCNPC. According to the provisions, if a network service provider wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Furthermore, it must disclose to its users the purpose, method and scope of any such collection or usage, and must obtain consent from the users whose information is being collected or used. Network service providers are also required to establish and publish their protocols relating to personal information collection or usage, keep any collected information strictly confidential and take technological and other measures to maintain the security of such information. Network service providers are required to cease any collection or usage of the relevant personal information, and provide services for the users to de-register the relevant user account, when a user stops using the relevant Internet service. Network service providers are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such personal information unlawfully to other parties. In addition, if a network service provider appoints an agent to undertake any marketing or technical services that involve the collection or usage of personal information, the network service provider is required to supervise and manage the protection of the information. The provisions state, in broad terms, that violators may face warnings, fines, public exposure and, criminal liability whereas the case constitutes a crime.

On June 1, 2017, the Cybersecurity Law of the PRC promulgated in November, 2016 by SCNPC became effective. This law also absorbed and restated the principles and requirements mentioned in the aforesaid decision and order, and further provides that, where an individual finds any network operator collects or uses his or her personal information in violation of the provisions of any law, regulation or the agreement of both parties, the individual shall be entitled to request the network operator to delete his or her personal information; if the individual finds that his or her personal information collected or stored by the network operator has any error, he or she shall be entitled to request the network operator to make corrections, and the network operator shall take measures to do so. Pursuant to this law, the violators may be subject to: (i) warning; (ii) confiscation of illegal gains and fines equal to one to ten times of the illegal gains; or if without illegal gains, fines up to RMB1,000,000; or (iii) an order to shut down the website, suspend the business operation for rectification, or revoke business license. Besides, responsible persons may be subject to fines between RMB10,000 and RMB100,000.

On June 10, 2021, SCNPC promulgated the PRC Data Security Law, which has been taken effect on September 1, 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information.

On August 20, 2021, SCNPC promulgated the PRC Personal Information Protection Law, or the PIPL, which has taken effect in November 2021. In addition to other rules and principles of personal information processing, the PIPL specifically provides rules for processing sensitive personal information. Sensitive personal information refers to personal information that, once leaked or illegally used, could easily lead to the infringement of human dignity or harm to the personal or property safety of an individual, including biometric recognition, religious belief, specific identity, medical and health, financial account, personal whereabouts and other information of an individual, as well as any personal information of a minor under the age of 14. Only where there is a specific purpose and sufficient necessity, and under circumstances where strict protection measures are taken, may personal information processors process sensitive personal information. A personal information processor shall inform the individual of the necessity of processing such sensitive personal information and the impact thereof on the individual’s rights and interests. Article 38 of the PIPL provides that where a personal information processor needs to provide personal information outside the territory of the PRC due to business or other needs, it shall meet any of the following conditions: (i) it shall pass the security evaluation organized by the CAC; (ii) it shall have been certified by a specialized agency for protection of personal information in accordance with the provisions of the CAC; (iii) it shall enter into a contract with the overseas recipient under the standard contract formulated by the CAC, specifying the rights and obligations of both parties; and (iv) it shall meet other conditions prescribed by laws, administrative regulations or the CAC. The CAC published Notice of the CAC on Seeking Public Comments on the Provisions on Standard Contracts for Cross-border Transfers of Personal Information (Exposure Draft) on June 30, 2022, providing requirements and guidelines for personal information processor to enter into a contract regarding providing personal information abroad.

On December 28, 2021, the CAC and other twelve ministries and commissions published the Cybersecurity Review Measures (2021), which came into effect on February 15, 2022 and has replaced Cybersecurity Review Measures (2020) promulgated on April 13, 2020. The Cybersecurity Review Measures (2021) provides that the operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. In addition, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cryptography Administration in connection with the issuance of the Cybersecurity Review Measures (2021), an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Given the recency of the issuance of the Cybersecurity Review Measures (2021), there are uncertainties exist with respect to their interpretation and implementation. For example, it is unclear whether the requirement of cybersecurity review applies to follow-on offerings by an “online platform operator” that is in possession of personal data of more than one million users where the offshore holding company of such operator is already listed overseas.

On July 7, 2022, the CAC published the Security Assessment Measures for Outbound Data Transfers which became effective on September 1, 2022. The Security Assessment Measures provide circumstances in which a data processor is required to declare security assessment for its outbound data transfer to the CAC through the provincial cyberspace administration, and specified requirement for self-assessment and the administrative procedure for declaration of security assessment with cyberspace department at the provincial level. Given the recency of the issuance and effectiveness of the Security Assessment Measures, substantial uncertainties exist with respect to their implementation.

On September 24, 2024, the State Council issued the Administration Measures for Cyber Data Security, or the “Cyber Data Security Measure”, which became effective on January 1, 2025. According to the Cyber Data Security Measure, cyber data processors engaging in data processing activities that affect or may affect national security shall, in accordance with relevant state provisions, apply for cybersecurity review with the Office of Cybersecurity Review.

C. Organizational Structure

See “Item 4. Information on the Company - A. History and Development of the Company.”

D. Property, plants and equipment.

See “Item 4. Information on the Company - B. Business Overview - Facilities.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information-D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.	Operating results

Overview

We are one of the leading and fast-growing lifecycle automotive service providers in China. Founded in 2010, we provide high-quality, affordable and professional one-stop automotive products and services through online and offline channels countrywide. We primarily engage in the sales of new cars, auto parts and auto accessories, as well as automotive insurance related services in PRC. As a comprehensive automobile service provider, we have established an ecosystem of lifecycle automotive services covering the full life cycle of automotives by connecting automotive manufacturers, auto parts manufactures, and insurance companies with MBS stores and various automotive owners, forming a complete loop of “new car sales—insurance issuance—reservation maintenance—claim settlement and repair—parts supply.”

In December 2022, the Chinese government announced the overall cancellation of risk control measures of COVID-19 pandemic including quarantines, travel restrictions, and the temporary closure of stores and facilities in China. For the one month prior to the removal of control measures, COVID-19 outbroke and spread severely in many regions of China, the majority of our employees were required to be home-quarantined and some of our offices were temporarily closed for certain periods. After the removal of control measures of COVID-19 since December 2022, almost all our staffs gradually got infected with the COVID-19 coronavirus and suspended their work for some days. As a result, our business operation and financial results were adversely affected by the COVID-19 for the first half of the fiscal year 2023. Our revenues suffered a decrease of 5.7% from US$120.3 million for the fiscal year ended September 30, 2022 to US$113.5 million for the fiscal year ended September 30, 2023. From the second half of the fiscal year 2023, our business operation gradually returned back to normal from the adverse effect by the COVID-19, and we have experienced an increase in our revenues in fiscal year 2024. Our revenues had an increase of 9.9% from US$113.5 million for the fiscal year ended September 30, 2023 to US$124.7 million for the fiscal year ended September 30, 2024. Meanwhile, for the fiscal year ended September 30, 2022, our new car sales, auto parts and auto accessories sales and automotive insurance related services accounted for 60.6%, 32.4% and 7.0% of our total revenues, respectively. For the fiscal year ended September 30, 2023, our new car sales, auto parts and auto accessories sales and automotive insurance related services accounted for 65.0%, 32.4% and 2.6% of our total revenues, respectively. For the fiscal year ended September 30, 2024, our new car sales, auto parts and auto accessories sales and automotive insurance related services accounted for 44.8%, 54.9% and 0.3% of our total revenues, respectively.

Key Factors Affecting Our Results

We believe the key general factors affecting our financial performance and results of operations include:

Market demand and supply

Our revenues are significantly affected by the demand for new cars in China. Market demand for automotives is driven by various factors including, among others, the growth of individual and family disposable income, continued urbanization and improvement in China’s road networks and other infrastructure. The rapid growth of China’s economy has led to an increase in living standards and per capita disposable income as well as accelerated urbanization. These factors helped drive the significant growth in automotive retail sales in China in recent years. However, the automotive industry in China has historically been cyclical and is affected by general economic conditions, consumer confidence and other factors such as manufacturers’ respective production capacities. Retail sales could slow down or decrease if growth in the Chinese economy slows or if the expanded production capacity of automotive manufacturers leads to an over-supply of new cars, and our revenues may be negatively affected as a result.

Our ability to stand out from the fierce market competition

We face fierce competition in China and our results of operations may be affected by competition among automotive manufacturers in terms of vehicle quality, model variety, price and delivery time, competition from other dealerships in the same region who sell the same brands and models of automotives as we do, and competition from other suppliers who sell popular and customized auto parts and auto accessories to customers. Our financial condition and results of operations may be adversely affected if we fail to successfully compete against such competitors in terms of price, location, quality of customer service and the ability to attract repeat business.

Government policies

Our results of operations may be affected by government policies and regulations relating to the automotive industry in China, such as PRC governmental policies on foreign investment in the automotive retail business as well as any policies or regulations affecting industry practices and market demand. Historically, our importation of parallel-import cars had been suspended upon the implementation of Limits and Measurements Methods for Emissions from Light-Duty Vehicles (CHINA 6) in July 2020, and the adverse impact was removed upon the fulfillment of prototype emission test of parallel-import cars in May 2021 that reopened the importation of parallel-import cars business. Any additional government policies favorable or unfavorable to the automotive retail industry could impact our revenues and results of operations in the future.

Our results of operations in any given period may also be affected by company-specific factors, including:

Our ability to attract and retain customers

The growing number of customers is one of the most important drivers of our business growth. Therefore, our results of operations will depend in large part on our continued ability to attract customers, retain them, and serve them over the long term. We seek to attract new customers and retain existing customers by offering superior customer services through highly-motivated, technically proficient store personnel, competitive pricing, robust SaaS platforms integrated with our proprietary product and services catalog, and online ordering function. We intend to continue to drive customer acquisition by relying on our strong brand recognition, expanding online and offline presence, and implementing effective marketing strategies. Providing outstanding customer services is our highest priority and is the key for us to establish a large and loyal customer base.

Our ability to optimize business mix

Our results of operations, and in particular, our profitability, are also affected by our business mix. We offer a diversified and expanding portfolio of products and services, such as parallel-import cars, NEVs, auto parts and auto accessories, and automotive insurance related services. The different categories we offer have different margins and growth outlooks. As we introduce and promote new offerings, our overall profitability may vary from period to period as a result of changes in products and services category mix and their respective margin profiles. Our diversified and expanding offerings of products and services also enable us to provide a one-stop automotive service experience catering to the various needs of car owners, driving customer acquisition and retention and increasing cross-selling activities.

Pricing of our products and services

Our revenues are directly affected by the price of our products and services. The average selling price is calculated by dividing the total revenues generated through new car sales by the total number of new cars sold by us during the relevant fiscal year. We expect the price of new cars to decrease in the long run in China primarily due to the lowering of tariffs on imported cars and increased competition. However, our average selling price of new cars may fluctuate period over period depending on the mix of automotives we sell during a particular period that consists of different models in different price ranges.

Our ability to continue to optimize our current MBS store network

We have built direct cooperative relationships with our cooperating MBS stores to conduct new car sales business as well as continuously optimize our current MBS store network to conduct auto parts and auto accessories sales and provide automotive insurance related services. The number of MBS stores we newly opened was 121 during the fiscal year ended September 30, 2022, and the number we have closed was 27 during the fiscal year ended September 30, 2023, and the number remained unchanged which are 252 MBS stores for the year ended September 30, 2024. Most of the MBS stores carry our brand names, “Autozi” which have a strong brand awareness in the market we serve. MBS stores are an integral part of conducting new car sales business and auto parts and auto accessories sales business as well as providing comprehensive automotive insurance related services to our customers. Expansion of network of MBS stores fulfills the lifecycle automotive service needs of passenger vehicle owners. Our results of operations will be directly affected by the number and geographic coverage of MBS stores in the future.

Results of Operations

The following table sets forth a summary of our combined and consolidated results of operations, in absolute amount and as a percentage of our revenues for the fiscal years ended September 30, 2022, 2023 and 2024. This information should be read together with our combined and consolidated financial statements and related notes included elsewhere in this annual report.

The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the fiscal years ended September 30,
	2022		2023		2024
	US$’000%		US$’000%		US$’000%
Revenues	120,348	100.0	113,541	100.0	124,737	100.0
Cost of revenues	(119,632)	(99.4)	(113,045)	(99.6)	(123,484)	(99.0)
Gross profit	716	0.6	496	0.4	1,253	1.0

Operating expenses
Selling and marketing expenses	(1,445)	(1.2)	(1,137)	(1.0)	(1,267)	(1.0)
General and administrative expenses	(2,882)	(2.4)	(5,370)	(4.7)	(4,335)	(3.5)
Research and development expenses	(1,049)	(0.9)	(1,314)	(1.2)	(1,098)	(0.9)
Total operating expenses	(5,376)	(4.5)	(7,821)	(6.9)	(6,700)	(5.4)

Operating loss	(4,660)	(3.9)	(7,325)	(6.5)	(5,447)	(4.4)

Other income/(expense)
Litigation related expenses	-	-	(1,456)	(1.3)	(2,969)	(2.4)
Interest expenses, net	(1,657)	(1.4)	(2,060)	(1.8)	(2,707)	(2.2)
Other income, net	142	0.1	214	0.2	17	-
Investment income	10	-	78	0.1	-	-
Total other expenses, net	(1,505)	(1.3)	(3,224)	(2.8)	(5,659)	(4.6)

Loss before income tax expenses	(6,165)	(5.2)	(10,549)	(9.3)	(11,106)	(9.0)
Income tax expenses	-	-	-	-	-	-
Net loss	(6,165)	(5.2)	(10,549)	(9.3)	(11,106)	(9.0)

Key Components of Results of Operations

Revenues

We generate revenues primarily from (i) new cars sales, (ii) auto parts and auto accessories sales, and (iii) automotive insurance related services. For the fiscal years ended September 30, 2022, 2023 and 2024, our revenues amounted to US$120.3 million, US$113.5 million and US$124.7 million, respectively. For our new cars sales, we provide customers with parallel-import cars and new energy vehicles. Auto parts and auto accessories sales consist of sales of lubricating oils, tires, accumulators and other accessories. We also provide a variety of automotive insurance related services including value-added maintenance service, claim and repair services, and insurance intermediation service.

Cost of revenues

Cost of revenues primarily consists of (i) cost of new cars, (ii) cost of auto parts and auto accessories, and (iii) cost of automotive insurance related services.

Selling and marketing expenses

Our selling and marketing expenses primarily consist of market promotion and entertainment expenses, staff cost, rental and depreciation related to selling and marketing functions and other miscellaneous expenses, etc.

General and administrative expenses

Our general and administrative expenses primarily consist of staff cost, rental and depreciation related to general and administrative personnel, professional service fees, expected credit losses and other corporate expenses.

Research and development expenses

Our research and development expenses primarily consist of staff cost and related expenses for research and development professionals, platform development fees, and others.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

British Virgin Islands

Our subsidiary, Autozi Internet Technology (BVI) Ltd. is incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, Autozi Internet Technology (BVI) Ltd. is not subject to tax on income or capital gains. In addition, dividend payments are not subject to withholdings tax in the British Virgin Islands.

United States

Our subsidiary, Autozi Internet Technology (U.S.) Inc. is incorporated in U.S. and is subject to U.S. federal corporate income tax at a rate of 21%. Autozi Internet Technology (U.S.) Inc. is also subject to state income tax in New York of 7.25%. Autozi Internet Technology (U.S.) Inc. was not subject to federal or state corporate income tax as it did not have assessable profit during the periods presented.

Hong Kong

Our subsidiary, Autozi Internet Technology (HK) Co., Ltd. is incorporated in Hong Kong and are subject to Hong Kong profits tax rate. Under the two-tiered profits tax rates regime, the first 2,000,000 Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2,000,000 will be taxed at 16.5%. In addition, dividend payments are not subject to withholdings tax in Hong Kong. Our subsidiary Autozi Internet Technology (HK) Co., Ltd. was not subject to Hong Kong profit tax for any period presented as it did not have assessable profit during the periods presented.

PRC

Generally, our WFOE and subsidiaries, which are considered PRC resident enterprises under PRC Enterprise Income Tax Law (the “EIT Law”), are subject to enterprise income tax on their worldwide taxable income as determined under EIT Law and accounting standards at a rate of 25%. EIT Law grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”) at a rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Our subsidiaries, Autozi Internet Technology (“Autozi China”) and Quantum Jinfu Data Technology (Beijing) Co., LTD (“Beijing Quantum”) were approved as a HNTE and are entitled to a reduced income tax rate of 15% beginning from 2020 and 2019, respectively. The certificate is valid for three years. In December 2023, Autozi China has renewed its HNTE certificate and thus is subject to the preferential income tax rate of 15% from 2020 to 2025. Beijing Quantum did not apply for HNTE certificate renewal as it did not expect to be profitable in the near future. Therefore, Beijing Quantum is subject to the income tax rate of 25% from 2022.

According to relevant laws and regulations promulgated by the State Administration of Tax of the PRC effective from October 1, 2022 onwards, enterprises engaging in research and development activities are entitled to claim 200% of their qualified research and development expenses so incurred as tax deductible expenses when determining their assessable profits for the year. The additional deduction of 100% of qualified research and development expenses can be directly claimed in the annual EIT filling.

Comparison of Fiscal Years Ended September 30, 2023 and 2024

Revenues

Our revenues increased by 9.9% or US$11.2 million from US$113.5 million for the fiscal year ended September 30, 2023 to US$124.7 million for the fiscal year ended September 30, 2024. The following table sets forth a breakdown of our revenues, each expressed in the absolute amount and as a percentage of our total revenues, for the periods indicated.

	For the fiscal years ended September 30,
	2023		2024		Variance
	USD’000%		USD’000%		USD’000%
Revenues:
New Car Sales	73,697	65.0	55,817	44.8	(17,880)	(24.3)
- Parallel-import cars sales	72,648	64.1	55,557	44.6	(17,091)	(23.5)
- New energy vehicles sales	1,049	0.9	260	0.2	(789)	(75.2)
Auto Parts and Auto Accessories Sales	36,847	32.4	68,560	54.9	31,713	86.1
- Lubricating oils	33,465	29.5	62,430	50.0	28,965	86.6
- Tires	1,521	1.3	2,309	1.9	788	51.8
- Accumulators	1,710	1.5	3,050	2.4	1,340	78.4
- Others	151	0.1	771	0.6	620	410.6
Automotive Insurance Related Services	2,997	2.6	360	0.3	(2,637)	(88.0)
-Value-added maintenance services	2,381	2.1	288	0.2	(2,093)	(87.9)
- Claim and repair services	615	0.5	72	0.1	(543)	(88.3)
- Insurance intermediation service	1	-	-	-	(1)	(100.0)
Total revenues	113,541	100.0	124,737	100.0	11,196	9.9

Our revenues from new car sales decreased by 24.3% or US$17.9 million from US$73.7 million for the fiscal year ended September 30, 2023 to US$55.8 million for the fiscal year ended September 30, 2024, primarily attributable to a decrease of US$17.1 million from parallel-import car sales and a decrease of US$0.8 million from new energy vehicles sales respectively as we temporarily suspended such business due to low gross margin and fiercer market competition. The sales volume of parallel-import cars decreased by 182 units from 586 units for the fiscal year ended September 30, 2023 to 404 units for the fiscal year ended September 30, 2024. The sales volume of NEVs decreased by 52 units from 73 units for the fiscal year ended September 30, 2023 to 21 units for the fiscal year ended September 30, 2024.

Our revenues from auto parts and auto accessories sales significantly increased by 86.1% or US$31.8 million from US$36.8 million for the fiscal year ended September 30, 2023 to US$68.6 million for the fiscal year ended September 30, 2024, primary attributable to an increase of US$29.0 million in lubricating oils sales and an increase of US$1.3 million in accumulators sales. During the fiscal year ended September 30, 2024, we focus on this business and increased our procurement, which brought about cost advantages and market expansion, leading to an increase in the revenue.

Our revenues from automotive insurance related services significantly decreased by 88.0% or US$2.6 million from US$3.0 million for the fiscal year ended September 30, 2023 to US$0.4 million for the fiscal year ended September 30, 2024, including the decrease of US$2.1 million from insurance value-added maintenance services and decrease of US$0.5 million in claim and repair services as we temporarily suspended such business due to tight cash flows.

Cost of revenues

Our cost of revenues increased by 9.2% or US$10.5 million from US$113.0 million for the fiscal year ended September 30, 2023 to US$123.5 million for the fiscal year ended September 30, 2024. The following table sets forth a breakdown of our cost of revenues by revenue streams, expressed as an absolute amount and as a percentage of the total cost of revenues, for the period indicated.

	For the fiscal years ended September 30,
	2023		2024		Variance
	USD’000%		USD’000%		USD’000%
Cost
New Car Sales	73,693	65.2	55,838	45.3	(17,855)	(24.2)
- Parallel-import cars sales	72,619	64.2	55,529	45.0	(17,090)	(23.5)
- New energy vehicles sales	1,074	1.0	309	0.3	(765)	(71.2)
Auto Parts and Auto Accessories Sales	36,480	32.2	67,296	54.4	30,816	84.5
- Lubricating oils	33,150	29.3	61,383	49.7	28,233	85.2
- Tires	1,497	1.3	2,262	1.8	765	51.1
- Accumulators	1,694	1.5	2,987	2.4	1,293	76.3
- Others	139	0.1	664	0.5	525	377.7
Automotive Insurance Related Services	2,872	2.6	350	0.3	(2,522)	(87.8)
-Value-added maintenance services	2,357	2.1	285	0.2	(2,072)	(87.9)
- Claim and repair services	515	0.5	65	0.1	(450)	(87.4)
- Insurance intermediation service	-	-	-	-	-	-
Total cost of revenues	113,045	100.0	123,484	100.0	10,439	9.2

Our cost of revenues for new cars sales decreased by 24.2% or US$17.9 million from US$73.7 million for the fiscal year ended September 30, 2023 to US$55.8 million for the fiscal year ended September 30, 2024. Our cost of revenues for auto parts and auto accessories sales increased by 84.5% or US$30.8 million from US$36.5 million for the fiscal year ended September 30, 2023 to US$67.3 million for the fiscal year ended September 30, 2024. Our cost of revenues for automotive insurance related services decreased by 87.8% or US$2.5 million from US$2.9 million for the fiscal year ended September 30, 2023 to US$0.4 million for the fiscal year ended September 30, 2024. The changes in cost revenues were basically proportionate to the changes in all revenue streams.

Gross profit and margin

The following table sets forth a breakdown of our gross profit, margin by revenue streams, expressed as an absolute amount and as a percentage of the total gross profit for the periods indicated.

	For the fiscal years ended September 30,
	2023			2024			Variance
	USD’000	Margin	%	USD’000	Margin	%	USD’000%
Gross profit and margin
New Car Sales	4	0.0%	0.8	(21)	0.0%	(1.7)	(25)	(625.0)
- Parallel-import cars sales	29	0.0%	5.8	28	0.1%	2.2	(1)	(3.4)
- New energy vehicles sales	(25)	(2.4)%	(5.0)	(49)	-18.8%	(3.9)	(24)	96.0
Auto Parts and Auto Accessories Sales	367	1.0%	73.9	1,264	1.8%	100.9	897	244.4
- Lubricating oils	315	0.9%	63.5	1,047	1.7%	83.6	732	232.4
- Tires	24	1.6%	4.8	47	2.0%	3.8	23	95.8
- Accumulators	16	0.9%	3.2	63	2.1%	5.0	47	293.8
- Others	12	7.9%	2.4	107	13.9%	8.5	95	791.7
Automotive Insurance Related Services	125	4.2%	25.3	10	2.8%	0.8	(115)	(92.0)
- Value-added maintenance services	24	1.0%	4.8	3	1.0%	0.2	(21)	(87.5)
- Claim and repair services	100	16.3%	20.2	7	9.7%	0.6	(93)	(93.0)
- Insurance intermediation service	1	100.0%	0.3	-	0.0%	-	(1)	(100.0)
Total	496	0.4%	100.0	1,253	1.0%	100.0	757	152.6

As a result of the foregoing, we recorded a gross profit of US$0.5 million and US$1.3 million for the fiscal years ended September 30, 2023 and 2024, respectively, representing a gross profit margin of 0.4% and 1.0%. Our overall low gross profit was mainly due to the relatively low gross margin rate of our two major revenue components of new car sales and lubricating oils sales as a result of long-lasting fierce market competition.

Our gross profit was US$1.3 million for the year ended September 30, 2024, increased by US$0.8 million from US$0.5 million for the year ended September 30, 2023, which was mainly attribute to (i) the increase of US$0.9 million in the margin of auto parts and auto accessories sales as we strategically focus on this business and obtained more bargain power with the upstream suppliers due to large procurement, which improved the profitability; and (ii) the decrease of US$0.1 million of automotive insurance related services attributable to the shrinking business volume.

Operating expenses

Our operating expenses decreased by 14.3% or US$1.1 million from US$7.8 million for the fiscal year ended September 30, 2023 to US$6.7 million for the fiscal year ended September 30, 2024, primarily due to decrease of general and administrative expenses and research and development expenses, and partially offset by the increase of sales and marketing expenses. The details are shown as follows.

Selling and marketing expenses

The following table sets forth a breakdown of our sales and marketing expenses by categories, expressed as an absolute amount and as a percentage of the total selling and marketing expenses, for the period indicated.

	For the fiscal years ended September 30,
	2023		2024		Variance
	USD’000%		USD’000%		USD’000%
Sales and marketing expenses
Staff cost	869	76.4	803	63.4	(66)	(7.6)
Market promotion and entertainment expenses	57	5.0	325	25.7	268	470.2
Rental expenses	35	3.1	73	5.8	38	108.6
Others	176	15.5	66	5.1	(110)	(62.5)
Total sales and marketing expenses	1,137	100.0	1,267	100.0	130	11.4

Our selling and marketing expenses increased by 11.4% or US$0.2 million from US$1.1 million for the fiscal year ended September 30, 2023 to US$1.3 million for the fiscal year ended September 30, 2024, including an increase of US$0.3 million in market promotion and entertainment expenses as we allocated more budget towards increasing business promotion activities related to auto parts and auto accessories sales.

General and administrative expenses

The following table sets forth a breakdown of our general and administrative expenses by categories, expressed as an absolute amount and as a percentage of the total general and administrative expenses, for the period indicated.

	For the fiscal years ended September 30,
	2023		2024		Variance
	USD’000%		USD’000%		USD’000%
General and administrative expenses
Staff cost	993	18.5	1,621	37.4	628	63.2
Provision for credit losses	2,452	45.7	837	19.3	(1,615)	(65.9)
Consulting and professional service fees	1,337	24.9	1,443	33.3	106	7.9
Rental expenses	205	3.8	208	4.9	3	1.5
Others	383	7.1	226	5.1	(157)	(41.0)
Total general and administrative expenses	5,370	100.0	4,335	100.0	(1,035)	(19.3)

Our general and administrative expenses decreased by 19.3% or US$1.1 million from US$5.4 million for the fiscal year ended September 30, 2023 to US$4.3 million for the fiscal year ended September 30, 2024, primarily due to the decrease of credit losses of US$1.6 million as a result of the full provision of expected losses of amount due from related parties of Changsha Tongjie Technology Co. Ltd (“Changsha Tongjie”) and Changsha Chitong Technology Co. Ltd (“Changsha Chitong”) in 2023 while no such provision occurred in 2024, and partially offset by an increase of US$0.6 million in staff cost as we accrued bonuses to certain employees after our successful IPO and an increase of US$0.1 million in consulting and professional service fees due to increase fees in audit, legal, financial and other professional services.

Research and development expenses

The following table sets forth a breakdown of our research and development expenses by categories, expressed as an absolute amount and as a percentage of the total research and development expenses, for the period indicated.

	For the fiscal years ended September 30,
	2023		2024		Variance
	USD’000%		USD’000%		USD’000%
Research and development expenses
Staff cost	1,263	96.1	1,067	97.2	(196)	(15.5)
Platform development fees	51	3.9	30	2.7	(21)	(41.2)
Others	-	-	1	0.1	1	-
Total research and development expenses	1,314	100.0	1,098	100.0	(216)	(16.4)

Our research and development expenses decreased by 16.4% or US$0.2 million from US$1.3 million for the fiscal year ended September 30, 2023 to US$1.1 million for the fiscal year ended September 30, 2024, including a decrease of US$0.2 million in staff cost due to compensation for working overtime and increased bonus for R&D staff during the year ended September 30, 2023 while no such expenses incurred for the year ended September 30, 2024.

Other expenses, net

Other expenses, net increased by US$2.5 million from US$3.2 million for the fiscal year ended September 30, 2023 to US$5.7 million for the fiscal year ended September 30, 2024, primarily due to (i) an increase of US$0.6 million in interest expenses as accrued interest expenses of increased short-term borrowings from banks, (ii) an increase of US$1.5 million in litigation-related to accrued penalties of repurchase of mezzanine equity requested by Hunan Tianhuan.

Income tax expense

As a result of our operating loss position for the fiscal years ended September 30, 2023 and 2024, we did not incur income tax expense for the fiscal years ended September 30, 2023 and 2024.

Net loss

As a result of the foregoing, we recorded net loss of US$10.5 million and US$11.1 million for the fiscal years ended September 30, 2023 and 2024, respectively.

Comparison of Fiscal Years Ended September 30, 2022 and 2023

Revenues

Our revenues decreased by 5.7% or US$6.8 million from US$120.3 million for the fiscal year ended September 30, 2022 to US$113.5 million for the fiscal year ended September 30, 2023. The following table sets forth a breakdown of our revenues, each expressed in the absolute amount and as a percentage of our total revenues, for the periods indicated.

	For the fiscal years ended September 30,
	2022		2023		Variance
	USD’000%		USD’000%		USD’000%
Revenues:
New Car Sales	72,963	60.6	73,697	65.0	734	1.0
-Parallel-import cars sales	70,789	58.8	72,648	64.1	1,859	2.6
- New energy vehicles sales	2,174	1.8	1,049	0.9	(1,125)	(51.7)
Auto Parts and Auto Accessories Sales	39,031	32.4	36,847	32.4	(2,184)	(5.6)
- Lubricating oils	35,286	29.3	33,465	29.5	(1,821)	(5.2)
- Tires	1,185	1.0	1,521	1.3	336	28.4
- Accumulators	2,132	1.8	1,710	1.5	(422)	(19.8)
- Others	428	0.3	151	0.1	(277)	(64.7)
Automotive Insurance Related Services	8,354	7.0	2,997	2.6	(5,357)	(64.1)
-Value-added maintenance services	6,219	5.2	2,381	2.1	(3,838)	(61.7)
- Claim and repair services	2,127	1.8	615	0.5	(1,512)	(71.1)
- Insurance intermediation service	8	0.0	1	0.0	(7)	(87.5)
Total revenues	120,348	100.0	113,541	100.0	(6,807)	(5.7)

Our revenues from new car sales slightly increased by 1.0% or US$0.7 million from US$73.0 million for the fiscal year ended September 30, 2022 to US$73.7 million for the fiscal year ended September 30, 2023, including (i) an increase of US$1.9 million from parallel-import car sales attributable to the higher-priced parallel-import cars we sold. Due to the price competition of considerable mid-low priced domestic new energy vehicles in the vehicles industry for the year ended September 30, 2023, more of our customers’ demands were focused on luxury parallel-import cars for the year ended September 30, 2023, and partially offset by the decrease of sales volume for the year ended September 30, 2023, and (ii) a decrease of US$1.1 million from new energy vehicles sales as this business stream has been temporarily suspended due to the tight cash flow in the second half of the fiscal year 2023. The sales volume of parallel-import cars decreased by 42 units from 628 units for the fiscal year ended September 30, 2022 to 586 units for the fiscal year ended September 30, 2023. The sales volume of NEVs decreased by 128 units from 201 units for the fiscal year ended September 30, 2022 to 73 units for the fiscal year ended September 30, 2023.

Our revenues from auto parts and auto accessories sales slightly decreased by 5.6% or US$2.2 million from US$39.0 million for the fiscal year ended September 30, 2022 to US$36.8 million for the fiscal year ended September 30, 2023, primary attributable to (i) the decrease of US$1.8 million in lubricating oils sales due to the unfavorable fluctuations in the exchange rate of the U.S. dollars from the fiscal year ended September 30, 2022 to the fiscal year ended September 30, 2023 and partially offset by the increase in sales volume and (ii) the decrease of US$0.4 million in accumulators sales as a result of expiration of cooperation with some customers in the second half of the fiscal year 2023; and partially offset by the increase of US$0.3 million from tires sales.

Our revenues from automotive insurance related services significantly decreased by 64.1% or US$5.4 million from US$8.4 million for the fiscal year ended September 30, 2022 to US$3.0 million for the fiscal year ended September 30, 2023, including the decrease of US$3.8 million from insurance value-added maintenance services attributable to the shrinking business volume as only one of our subsidiaries has won the bid in the fiscal year 2023 compared with two subsidiaries in the fiscal year 2022. In addition, the limited value added tax (“VAT”) invoice quantum from the local tax bureau due to lockdown policy affected by COVID-19 pandemic in the first half of the fiscal year 2023 contributed to the decrease in sales volume since VAT invoice is timely required by our customers for their purchase of services. Besides, our revenue from claim and repair services decreased by US$1.5 million as a result of (i) the regional lockdown of repair shops we cooperated in Henan Province for a few months in the first half of the fiscal year 2023 due to the COVID-19 pandemic, (ii) the termination of claim and repair services in Luoyang and Kaifeng due to the turnover of key business personnel and (iii) the Company ceased cooperation with certain insurance companies who provided some negative policies to us in the second half of the fiscal year 2023.

Cost of revenues

Our cost of revenues decreased by 5.5% or US$6.6 million from US$119.6 million for the fiscal year ended September 30, 2022 to US$113.0 million for the fiscal year ended September 30, 2023. The following table sets forth a breakdown of our cost of revenues by revenue streams, expressed as an absolute amount and as a percentage of the total cost of revenues, for the period indicated.

	For the fiscal years ended September 30,
	2022		2023		Variance
	USD’000%		USD’000%		USD’000%
Cost
New Car Sales	72,878	60.9	73,693	65.2	815	1.1
-Parallel-import cars sales	70,748	59.1	72,619	64.2	1,871	2.6
- New energy vehicles sales	2,130	1.8	1,074	1.0	(1,056)	(49.6)
Auto Parts and Auto Accessories Sales	38,790	32.5	36,480	32.2	(2,310)	(6.0)
- Lubricating oils	35,210	29.4	33,150	29.3	(2,060)	(5.9)
- Tires	1,069	0.9	1,497	1.3	428	40.0
- Accumulators	2,103	1.8	1,694	1.5	(409)	(19.4)
- Others	408	0.4	139	0.1	(269)	(65.9)
Automotive Insurance Related Services	7,964	6.6	2,872	2.6	(5,092)	(63.9)
-Value-added maintenance services	6,161	5.1	2,357	2.1	(3,804)	(61.7)
- Claim and repair services	1,803	1.5	515	0.5	(1,288)	(71.4)
- Insurance intermediation service	-	-	-	-	-	-
Total cost of revenues	119,632	100.0	113,045	100.0	(6,587)	(5.5)

Our cost of revenues for new cars sales increased by 1.1% or US$0.8 million from US$72.9 million for the fiscal year ended September 30, 2022 to US$73.7 million for the fiscal year ended September 30, 2023. Our cost of revenues for auto parts and auto accessories sales decreased by 6.0% or US$2.3 million from US$38.8 million for the fiscal year ended September 30, 2022 to US$36.5 million for the fiscal year ended September 30, 2023.

Our cost of revenues for automotive insurance related services decreased by 63.9% or US$5.1 million from US$8.0 million for the fiscal year ended September 30, 2022 to US$2.9 million for the fiscal year ended September 30, 2023. The changes in cost revenues were basically proportionate to the changes in all revenue streams.

Gross profit and margin

The following table sets forth a breakdown of our gross profit, margin by revenue streams, expressed as an absolute amount and as a percentage of the total gross profit for the periods indicated.

	For the fiscal years ended September 30,
	2022			2023			Variance
	USD’000	Margin	%	USD’000	Margin	%	USD’000%
Gross profit and margin
New Car Sales	85	0.1%	11.8	4	0.0%	0.8	(81)	(95.3)
-Parallel-import cars sales	41	0.1%	5.7	29	0.0%	5.8	(12)	(29.3)
- New energy vehicles sales	44	2.0%	6.1	(25)	(2.4)%	(5.0)	(69)	(156.8)
Auto Parts and Auto Accessories Sales	241	0.6%	33.7	367	1.0%	74.0	126	52.3
- Lubricating oils	76	0.2%	10.6	315	0.9%	63.5	239	314.5
- Tires	116	9.8%	16.2	24	1.6%	4.8	(92)	(79.3)
- Accumulators	29	1.4%	4.1	16	0.9%	3.2	(13)	(44.8)
- Others	20	4.7%	2.8	12	7.9%	2.5	(8)	(40.0)
Automotive Insurance Related Services	390	4.7%	54.5	125	4.2%	25.2	(265)	(67.9)
-Value-added maintenance services	58	0.9%	8.1	24	1.0%	4.8	(34)	(58.6)
- Claim and repair services	324	15.2%	45.3	100	16.3%	20.2	(224)	(69.1)
- Insurance intermediation service	8	100.0%	1.1	1	100.0%	0.2	(7)	(87.5)
Total	716	0.6%	100.0	496	0.4%	100.0	(220)	(30.7)

As a result of the foregoing, we recorded a gross profit of US$0.7 million and US$0.5 million for the fiscal years ended September 30, 2022 and 2023, respectively, representing a gross profit margin of 0.6% and 0.4%. Our overall low gross profit was mainly due to the relatively low gross margin rate of our two major revenue components of parallel-import cars sales and lubricating oils sales as a result of long-lasting fierce market competition. We strategically set relatively low gross margin to attract more customers and expand market share in order to obtain more bargain power to the upstream and downstream customers and improve the profitability in the long term.

Our gross profit was US$0.5 million in the fiscal year 2023, decreased by US$0.2 million from US$0.7 million for the same period of last year, which was mainly attribute to (i) the slight decrease of US$0.3 million in the margin of automotive insurance related services as a result of reducing cooperation with certain insurance companies who provided negative policies, (ii) the slight decrease of US$0.1 million in the margin of auto parts tires attributable to the decrease in unit sales price to attract more customers; (iii) the slight decrease of US$0.1 million in new energy vehicles sales as this business has been temporarily suspended due to the tight cash flow and we have recorded inventory impairment in the fiscal year 2023, which caused the minus margin of new energy vehicles sales; and partially offset by the slight increase of US$0.2 million in the margin of lubricating oils.

Operating expenses

Our operating expenses increased by 45.5% or US$2.4 million from US$5.4 million for the fiscal year ended September 30, 2022 to US$7.8 million for the fiscal year ended September 30, 2023, primarily due to increase of general and administrative expenses and research and development expenses, and partially offset by the decrease of sales and marketing expenses. The details are shown as follows.

Selling and marketing expenses

The following table sets forth a breakdown of our sales and marketing expenses by categories, expressed as an absolute amount and as a percentage of the total selling and marketing expenses, for the period indicated.

	For the fiscal years ended September 30,
	2022		2023		Variance
	USD’000%		USD’000%		USD’000%
Sales and marketing expenses
Staff cost	1,106	76.5	869	76.4	(237)	(21.4)
Market promotion and entertainment expenses	147	10.2	57	5.0	(90)	(61.2)
Rental expenses	6	0.4	35	3.1	29	483.3
Others	186	12.9	176	15.5	(10)	(5.4)
Total sales and marketing expenses	1,445	100.0	1,137	100.0	(308)	(21.3)

Our selling and marketing expenses decreased by 21.3% or US$0.3 million from US$1.4 million for the fiscal year ended September 30, 2022 to US$1.1 million for the fiscal year ended September 30, 2023, including a decrease of US$0.2 million in staff cost due to employee resignation.

General and administrative expenses

The following table sets forth a breakdown of our general and administrative expenses by categories, expressed as an absolute amount and as a percentage of the total general and administrative expenses, for the period indicated.

	For the fiscal years ended September 30,
	2022		2023		Variance
	USD’000%		USD’000%		USD’000%
General and administrative expenses
Staff cost	1,070	37.1	993	18.5	(77)	(7.2)
Provision for credit losses	269	9.3	2,452	45.7	2,183	811.5
Consulting and professional service fees	584	20.3	1,337	24.9	753	128.9
Rental expenses	231	8.0	205	3.8	(26)	(11.3)
Others	728	25.3	383	7.1	(345)	(47.4)
Total general and administrative expenses	2,882	100.0	5,370	100.0	2,488	86.3

Our general and administrative expenses increased by 86.3% or US$2.5 million from US$2.9 million for the fiscal year ended September 30, 2022 to US$5.4 million for the fiscal year ended September 30, 2023, primarily due to (i) an increase of provision for credit losses of US$2.2 million as a result of the full provision for credit losses of amount due from related parties of Changsha Tongjie Technology Co. Ltd (“Changsha Tongjie”) and Changsha Chitong Technology Co. Ltd (“Changsha Chitong”) in 2023 for the collectability is remote due to the lack of profitability and financing capacity and full provision for credit losses of long aging receivables from third parties,(ii) an increase of US$0.7 million in consulting and professional service fees primarily for the preparation of this initial public offering which cannot be capitalized in deferred offering costs, and partially offset by a decrease of US$0.1 million in staff cost due to personnel downsizing.

Research and development expenses

The following table sets forth a breakdown of our research and development expenses by categories, expressed as an absolute amount and as a percentage of the total research and development expenses, for the period indicated.

	For the fiscal years ended September 30,
	2022		2023		Variance
	USD’000%		USD’000%		USD’000%
Research and development expenses
Staff cost	934	89.0	1,263	96.1	329	35.2
Platform development fees	114	10.9	51	3.9	(63)	(55.3)
Others	1	0.1	-	-	(1)	(100.0)
Total research and development expenses	1,049	100.0	1,314	100.0	265	25.3

Our research and development expenses increased by 25.3% or US$0.3 million from US$1.0 million for the fiscal year ended September 30, 2022 to US$1.3 million for the fiscal year ended September 30, 2023, including an increase of US$0.3 million in staff cost due to compensation for working overtime and increased bonus for R&D staffs.

Total other expenses, net

Other expenses, net increased by US$1.7 million from US$1.5 million for the fiscal year ended September 30, 2022 to US$3.2 million for the fiscal year ended September 30, 2023, primarily due to (i) an increase of US$0.3 million in financial expenses as accrued interest expenses of a current liability to repurchase of the redeemable investment of one of our shareholders upon its lawsuit to claim its redemption right, (ii) an increase of US$1.5 million in accrued expense for litigation related to accrued interest of deferred settlement on repurchase of the redeemable investment and attorney fee regarding the lawsuit.

Income tax expense

As a result of our operating loss position for the fiscal years ended September 30, 2022 and 2023, we did not incur income tax expense for the fiscal years ended September 30, 2022 and 2023.

Net loss

As a result of the foregoing, we recorded net loss of US$6.2 million and US$10.5 million for the fiscal years ended September 30, 2022 and 2023, respectively.

Going Concern

Our primary sources of liquidity have been through operational sources of cash, financing from third-party investors, related parties and bank borrowings and the initial public offering. As of September 30, 2023 and 2024, we had cash and cash equivalents balance of US$2.1 million and US$2.0 million, respectively. Financing from third-party investors mainly consisted of: (i) redeemable principal interests, which have been converted to permanent equity after we completed IPO on August 28, 2024; (ii) convertible bonds, the interest rates of which are ranging from 8% to 24% per annum, and they are convertible to about 1.2% equity interest of Autozi China on a determined base date at the option of the holder (10,419 and 462,852 ordinary shares of Autozi China, which represents an initial conversion price of RMB47.99 per share and RMB64.82 per share, respectively); (iii) bank borrowings with interest rates ranging from 2.75% to 8.135% per annum; and (iv) proceeds from initial public offering of US$9.0 million after deducting underwriting discounts and other related expenses.

For the fiscal years ended September 30, 2022, 2023 and 2024, we incurred negative operating cashflows of US$4.9 million, US$7.3 million and US$10.1 million, respectively, with negative working capital of US$35.9 million and accumulated deficits of US$129.5 million as of September 30, 2024. As of September 30, 2023 and 2024, we had redeemable principal interests of US$118.9 million and nil, respectively. Convertible bonds and amounts owe to the related parties amounted to US$4.7 million and US$5.1 million, short-term borrowings amounted to US$5.7 million and US$8.1 million as of September 30, 2023 and 2024, respectively.

In light of the foregoing circumstances, we have concluded that there is substantial doubt about our ability to continue as a going concern for a period of one year from the date that our consolidated financial statements for the fiscal year ended September 30, 2024 were issued. To meet the cash requirements for the next 12 months from the issuance date of this report, we plan to undertake a combination of below remediation plans:

1. We have been continuously negotiating the extension of liabilities including bank loans, convertible bonds and corresponding interests payable. In November 2024, we repaid and borrowed US$3.0 million from Beijing Zhongguancun Bank Co., Ltd. and the maturity date of the bank loan is November 2025. For the convertible bonds, we are in the process of negotiating with holders on the repayment or exercise of the conversion right.

2. We are focusing on the improvement of operational efficiency, implementation of strict cost control and budget and enhancement internal controls to create synergy of the Group’s resources.

3. We also plan to raise additional capital, including among others, obtaining debt and equity financing, to support the Group’s operating.

There can be no assurance that we will be successful in achieving our strategic plans, that our future capital raises will be sufficient to support our ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. If we are unable to raise sufficient financing or events or circumstances occur such that we do not meet our strategic plans, it would have a material adverse effect on our financial position, results of operations, cash flows, and ability to achieve our intended business objectives.

B. Liquidity and capital resources

Cash Flow Analysis

The following table sets forth a summary of our cash flows for the periods presented.

	For the fiscal years ended September 30,
	2022	2023	2024
	US$’000	US$’000	US$’000
Net cash used in operating activities	(4,864)	(7,281)	(10,068)
Net cash provided by/(used in) investing activities	1,827	137	(108)
Net cash provided by financing activities	4,592	7,249	10,475
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(233)	(56)	54
Net change in cash, cash equivalents and restricted cash	1,322	49	353
Cash, cash equivalents and restricted cash at beginning of the year	749	2,071	2,120
Cash, cash equivalents and restricted cash at end of the year	2,071	2,120	2,473

Operating activities

Net cash used in operating activities was US$10.1 million for the fiscal year ended September 30, 2024, which primarily reflected our net loss of US$11.1 million. Changes in operating assets and liabilities primarily consisted of (i) an increase of US$9.6 million in prepaid expenses and other current assets, primarily due to increase in consulting deposits to third parties for future financing and merge & acquisition activities; (ii) an increase of US$2.3 million in inventories, primarily due to more purchases of auto parts as a result of expansion in auto parts and auto accessories sales; offset by (i) an increase of US$7.6 million in accrued expenses and other current liabilities, primarily due to litigation payable regarding accrued penalties of repurchase of mezzanine equity requested by Hunan Tianhuan and interest payable of convertible bonds and bank loans; (ii) a decrease of US$5.0 million in advance to suppliers, primarily due to less prepayment to parallel-import car suppliers as a result of reduction in new car sales.

Net cash used in operating activities was US$7.3 million for the fiscal year ended September 30, 2023, which primarily reflected our net loss of US$10.5 million as mainly adjusted for provision of expected credit losses of US$2.5 million due to full provision for credit losses of amount due from related parties of Changsha Tongjie and Changsha Chitong, and long aging receivables from third parties, depreciation and amortization of US$0.2 million and amortization of right-of-use assets of US$0.2 million. Changes in operating assets and liabilities primarily consisted of (i) a decrease of US$4.1 million in deferred revenues, primarily due to the timely delivery of new cars and auto parts in 2023 as a result of the diminishing impact of the COVID-19 pandemic; and (ii) a decrease of US$1.1 million in accounts payable, primarily due to the timely payment to suppliers and the shrinking business volume of insurance value-added maintenance services, and partially offset by a decrease of US$5.2 million in advance to suppliers.

Net cash used in operating activities was US$4.9 million for the fiscal year ended September 30, 2022, which primarily reflected our net loss of US$6.2 million as mainly adjusted for depreciation and amortization of US$0.3 million and amortization of right-of-use assets of US$0.1 million. Changes in operating assets and liabilities primarily consisted of an increase of US$4.1 million in advance to suppliers for business operation needs, primarily due to the increased purchase demand with prepayments to ensure the supply of cars and auto parts for future sales; and partially offset by an increase of US$1.9 million in deferred revenues and an increase of US$3.3 million in accrued expenses and other current liabilities.

Investing activities

Net cash used in investing activities for the fiscal years ended September 30, 2024 was US$0.1 million, primarily attributable to loans to related parties of US$0.1 million.

Net cash provided by investing activities for the fiscal years ended September 30, 2023 was US$0.1 million, primarily attributable to collection from loans to related parties of US$0.2 million.

Net cash provided by investing activities for the fiscal years ended September 30, 2022 was US$1.8 million, primarily attributable to collection from loans to related parties of US$2.2 million and partially offset by the purchase of property, equipment and software of US$0.2 million.

Financing activities

Net cash provided by financing activities for the fiscal year ended September 30, 2024 was US$10.5 million, primarily attributable to proceeds from bank borrowings of US$10.3 million, net proceeds from initial public offering of US$9.0 million and proceeds from borrowings from related parties of US$1.6 million, partially offset by the repayments of borrowings of US$8.2 million and repayment of borrowings to related parties of US$1.1 million.

Net cash provided by financing activities for the fiscal year ended September 30, 2023 was US$7.2 million, primarily attributable to proceeds from bank borrowings of US$8.5 million, borrowings from related parties of US$2.4 million, and proceeds from capital contribution that classified as permanent equity from three new investors of US$8.8 million, partially offset by the repayments of borrowings of US$8.7 million, the repayment of borrowings to related parties of US$2.7 million and the payment for deferred offering cost of US$1.1 million.

Net cash provided by financing activities for the fiscal year ended September 30, 2022 was US$4.6 million, primarily attributable to proceeds from bank borrowings of US$9.3 million, issuance of mezzanine equity of US$3.8 million and capital contribution of US$1.6 million from the establishment of certain new subsidiaries, partially offset by the repayments of borrowings of US$9.2 million.

Capital Expenditures

We did not have any significant capital expenditures for the fiscal years ended September 30, 2022, 2023 and 2024, as we do not heavily rely on property and equipment to operate.

Contractual Obligations

The following table sets forth our contractual obligations as of September 30, 2024:

	Payment Due by Period-September 30, 2024
	Total	Less than 1 year	More than 1 year
	(Amounts expressed in US$ 000)
Borrowings	$8,131	8,131	-
Lease obligations	602	595	7
Total	$8,733	8,726	7

Operating lease agreements consist of leases in relation to certain offices and buildings.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of September 30, 2024.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our combined and consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an uncombined entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any uncombined entity that provides financing, liquidity, market risk or credit support to us, or engages in leasing, hedging or product development services with us.

Holding Company Structure

The Company is our holding company and has no material operations of its own. We conduct our operations through our operating subsidiaries in China. As a result, the Company’s ability to pay dividends depends largely upon dividends paid by our subsidiaries including our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

None of our PRC subsidiaries has issued any dividends or distributions to respective holding companies or any investors as of the date of this report. Our PRC subsidiaries generate and retain cash generated from operating activities and re-invest it in our business. Historically, Autozi Internet Technology Co., Ltd. had also received equity financing from its shareholders to fund business operations of our PRC subsidiaries. As of the date of this report, we did not have any cash transfers, dividends, or distributions between us, and our subsidiaries, or to investors. In the future, cash proceeds raised from overseas financing activities may be, and are intended to be, transferred by us through our wholly owned Hong Kong subsidiary to our PRC subsidiaries via capital contribution and shareholder loans, as the case may be. To transfer cash from our Hong Kong subsidiary to our PRC subsidiaries, our Hong Kong subsidiary may make capital injection to directly increase its registered capital in the PRC subsidiaries in which it holds equity interests, which requires a registration with the local administration for market regulation, a report with the local commerce department (which can be submitted along with the registration with administration for market regulation), and registration with a local bank authorized by the SAFE. Our Hong Kong subsidiary may also provide a shareholder loan to our PRC subsidiaries, which requires a foreign loan registration with the SAFE or its local bureau. Aside from the aforesaid reports, filings or registrations to the relevant authorities, there is no other restriction or limitations on such cash transfer from our Hong Kong subsidiary to our PRC subsidiaries. Subsidiaries in China that receives such cash proceeds then will transfer funds to its subsidiaries to meet the capital needs of our business operations.

The structure of cash flows within our organization, and the applicable regulations, are as follows. After foreign investors’ funds enter Autozi Internet Technology (Global) Ltd., our holding company, subject to the cash demand of our PRC and Hong Kong subsidiary, the funds can be transferred to our wholly owned Hong Kong subsidiary, which will further distribute the funds to our PRC subsidiaries. If we intend to distribute dividends, PRC subsidiaries will transfer the dividends to our Hong Kong subsidiary in accordance with the laws and regulations of the PRC, and then our Hong Kong subsidiary will transfer the dividends all the way up to Autozi Internet Technology (Global) Ltd., and the dividends will be distributed from Autozi Internet Technology (Global) Ltd. to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. The cross- border transfer of funds within our corporate group under our direct holding structure must be legal and compliant with relevant laws and regulations of China. As an offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions and to our affiliated entities only through loans, subject to applicable government reporting, registration and approvals. We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We have, from time to time, transferred cash between our PRC subsidiaries to fund their operations, and we do not anticipate any difficulties or limitations on our ability to transfer cash between such subsidiaries. As of the date of this annual report, no cash generated from our PRC subsidiaries has been used to fund operations of any of our non-PRC subsidiaries. We may encounter difficulties in our ability to transfer cash between PRC subsidiaries and non-PRC subsidiaries largely due to various PRC laws and regulations imposed on foreign exchange. To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict our ability to pay dividends, distributions or make other payments from us, including our subsidiaries, to the Company and U.S. investors. However, as long as we are compliant with the procedures for approvals and filings from foreign exchange authorities and banks in China, the relevant laws and regulations in China do not impose limitations on the amount of funds that we can transfer out of China. We and our subsidiaries maintain cash management policies that dictate the purpose, amount, appropriate internal control procedures on the handling, depositing, receiving, transferring, safeguarding, and documentation and recording of cash transfers. Such policies are internal written policies established and adopted by our financial department, following the instructions of our management. Subject to the amounts of cash transfer and the nature of the use of funds, requisite internal approval shall be obtained prior to each cash transfer. Specifically, all transactions require the approval of the financial manager. When the transaction amount is relatively large, the Chief Financial Officer and Chief Executive Officer are required to conduct regular review and approval. See “Item 4.A. Regulations—Regulations relating to Foreign Exchange” for details of such procedures.

C. Research and development, Patents and License, etc.

See “Item 4.A. Information on the Company-B. Business Overview-Research and Development” and “Item 4.A. Information on the Company-B. Business Overview-Intellectual Property.”

D. Trend information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from September 30, 2023 to September 30, 2024 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Policies, Judgments and Estimates

Critical Accounting Estimates

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about maters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period-to-period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.

Management has discussed the critical accounting estimates with the Audit Committee of our Board of Directors, of which the items within our financial statements that require estimation but are not deemed critical as defined above.

Critical Accounting Policies

Our significant accounting policies are set forth in note 3 to our audited combined and consolidated financial statements included in this annual report. We prepared the combined and consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. The Company has identified the following significant accounting policies:

Revenue recognition

Our revenues are mainly generated from 1) new car sales, 2) auto parts and auto accessories sales, and 3) automotive insurance related services. We recognize revenues pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services net of business tax and value added tax. A description of the principal revenue generating activities is as follows:

New car sales

We generate revenue from sales of new cars primarily the parallel-import cars and a small portion of new energy vehicles through a contract with customer. For the sales of parallel-import cars, we usually first receive purchase intention from customer and feedbacks dynamic quotation taking the market supply and the customizations of the vehicles such as color and trim into consideration. We collect the full and fixed deposit of the determined vehicle model from the customer and purchases the vehicle from upstream suppliers. The customer usually enters into the definitive contract with us when the vehicle has arrived in port. The contract explicitly states the vehicle model and fixed transaction price that have already been mutually agreed per the purchase intention. The purchase intention is cancellable with partially refundable deposit but the definitive contract is not cancellable. We deduct a portion of deposit and returns the rest to the customer upon the cancellation of purchase intention due to the customer’s discretion. We return full deposit if the purchase intention is cancelled for the non-customer reasons.

For the sales of new energy vehicles in the previous fiscal years, we principally operate with multiple-brand-service (the “MBS”) stores to show the new energy vehicles and directly enters into sales contract with customer. Since the fiscal year 2023, we primarily marketed new energy vehicles directly to customers and ceased the cooperation with MBS stores gradually. We mainly attract individual customers or car dealers to buy cars after we directly showed the customers to the leased warehouse to check on the cars. The selling price of vehicles is determined by us. When the customers decide to purchase the vehicles, we will sign official contract with the customers and the customers can pick up the vehicles in the warehouse.

For new car sales, we identify only one performance obligation in the contract with customer to provide customer the specific car explicitly stated in a sales contract with terms of model, color and configurations at a fixed price and full amount payment is required before or upon customer’s pickup of the cars. We recognize revenue from new car sales at a point in time when the control of the car is transferred to the customer upon the customer’s pickup and acceptance of car.

Auto parts and auto accessories sales

We offer auto parts and auto accessories inclusive of lubricating oils, tires, accumulators and others to customers, including the dealers of auto parts and auto accessories and automotive service stores.

We enter into framework sales contract with customers usually for one year. The framework sales contract provides the general payment and delivery terms, and specific orders shall be placed to us for the purchase a number of specific parts and accessories at fixed unit price. The framework sales contract does not set price range, minimum purchase threshold nor minimum prepayment requirement. For each specific order, we determine the part unit price after taking the market supply situation, purchase volume and our stock level into consideration. Under the specific order, full amount prepayment is required in general, and our performance obligation is to deliver agreed-upon auto parts and auto accessories to the customer. The revenue from auto parts and auto accessories sales is recognized at a point in time upon the delivery of products with the customer’s acceptance.

Automotive insurance related services

We provide a variety of insurance related services, mainly including value-added maintenance service and claim and repair service.

Value-added maintenance service

We contract with insurance companies to provide washing, interior sterilization and other after-sales services to the insurance companies’ insured car owners with fixed unit price of each kind of service during the contract period usually one year. We determine each specific service as a contract and we only have one performance obligation to provide such service. Our performance obligation is completed when the insured car owners insurance companies receive the service. We reconcile the service volume with insurance companies regularly and collects considerations from companies monthly. Revenue from insurance value-added service is recognized at a point of time when we complete the service since the customers could benefit from the service at that point in time.

Claim and repair service

We contract with insurance companies to provide assistance in damage assessment and claim settlement, as well as repair when insured cars are damaged in a covered incident. Under the contract, separate repair orders are generated by insurance companies for each car accident. We regard each repair order as a contract and we only have one performance obligation to repair the damaged cars to good physical condition. The transaction price is determined usually including cost of repair service and required parts and accessories upon the damage assessment with certain mark-up and payment is usually required before the completion of repair. Revenue from claim and repair service is recognized at a point in time when the service is provided since the customers could benefit from the service at that point of time.

Insurance intermediation service

We also contract with insurance agencies to assist in promoting insurance products and referral of car owners, etc. The revenue is recognized over the contract period every month according to the reconciliation of service volume with the insurance agencies since the customers simultaneously receive and consume the benefits provided by insurance intermediation service.

Principal versus agent considerations

The sales of new cars and auto parts and auto accessories are purchased from third parties, and the automotive insurance related services involve third parties in the provision of services. We evaluate the presentation of revenue on a gross versus net basis based on whether it controls the merchandises and services before transfers or provide them to customers.

We consider ourselves a principal and recognizes revenues from the sales of new cars and auto parts and auto accessories and provision of value-added maintenance service and claim and repair service on a gross basis as it controls the products or services based on that the Group is primarily responsible for fulfilling the promise to provide the specified good or service, has inventory risk before the specified good or service has been transferred to a customer and has discretion in establishing the price for the specified good or service.

We consider ourselves an agent and recognizes revenue from insurance intermediation services on a net basis due to lack of primary responsibility, credit risk of service and pricing discretion.

Mezzanine equity

Where equity interests are determined to be conditionally redeemable upon the occurrence of certain events that are not solely within the control of us, and upon such event, the shares would become redeemable at the option of the holders, they are classified as mezzanine equity (temporary equity). The purpose of this classification is to convey that such a security may not be permanently part of equity and could result in a demand for cash or other assets of the entity in the future. We accrete the redeemable equity interests to their redemption value, which is purchase price plus interest per year over the period since issuance to the redemption date, or the waiver date. The accretions were recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital had been exhausted, additional charges were recorded by increasing the accumulated deficit.

We assessed whether an amendment to the terms of its mezzanine equity was an extinguishment or a modification based on a qualitative or quantitative evaluation of the amendment. If the amendment adds, removes, significantly changes to a substantive contractual term or to the nature of the overall instrument, the amendment results in an extinguishment of the mezzanine equity. When mezzanine equity is extinguished, we charged the excess of carrying amount of the redeemable equity over the fair value of the consideration transferred to the holders of these redeemable equity interest to accumulated deficit and recognized the fair value of these redeemable equity interest into additional paid-in capital. When mezzanine equity is modified, the increase of the fair value immediately after the amendment is treated as a deemed dividend to the mezzanine equity shareholders. Modifications that result in a decrease in the fair value of the mezzanine equity is not recognized.

As of September 30, 2023 and 2024, the mezzanine equity was US$118.9 million and nil, respectively, representing redeemable principal interests. During the years ended September 30, 2022, 2023 and 2024, the accretions of mezzanine equity were US$13.2 million, US$11.6 million and US$10.3 million, respectively. On August 28, 2024, we completed the IPO and began trading on The Nasdaq Global Market, after which all of the holders of mezzanine equities forfeit their redemption right and the mezzanine equities in the total amount of US$131.3 million were converted into Class A ordinary shares. Such forfeiture was a significant change to the rights of these shareholder and was regarded as extinguishment of mezzanine equity, and we charged the excess of carrying amount of the redeemable equity over the fair value, which was US$2.6933 per share, of the consideration transferred to the holders of these redeemable equity interest to accumulated deficit with amount of US$53.5 million and recognized the fair value of these redeemable equity interest into additional paid-in capital of US$77.8 million.

Income taxes

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. We have recognized a valuation allowance of US$12.6 million and US$12.5 million as of September 30, 2023 and 2024, respectively.

When we determine and quantify the valuation allowances, we consider such factors as projected future taxable income, the availability of tax planning strategies, the historical taxable income and losses in prior years, and future reversals of existing taxable temporary differences. The assumptions used in determining projected future taxable income require significant judgment. Actual operating results in future years could differ from our current assumptions, judgments and estimates. Changes in these estimates and assumptions may materially affect the tax position measurement and financial statement recognition.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this report. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices at Building B09, Intelligence Park, No. 26 Yongtaizhuang North Road, Haidian District, Beijing, China.

Directors and Executive Officers	Age	Position
Houqi Zhang	58	Chairman of the Board of Directors and Chief Executive Officer
Jun Wang	40	Director
Kevin Vassily	58	Independent Director
Weston Twigg	51	Independent Director
Jing Lu	60	Independent Director
Jinming Dong	46	Chief Financial Officer
Haifeng Li	42	Chief Technology Officer
Hui Zhang	38	Chief Operating Officer

Dr. Houqi Zhang has been our director since July 2021. He is also our chairman of the board of directors and chief executive officer. Dr. Zhang is the founder of “Autozi” brand and has over ten years of experience in the automotive service industry. Dr. Zhang has been serving as the chairman of the board of directors and chief executive officer of Autozi Internet Technology Co., Ltd. (“Autozi Internet Tech”) since June 2010. Prior to founding “Autozi” brand, Dr. Zhang previously served as the vice president of Lenovo Group Limited (HK:00992), a global technology company, where he was primarily responsible for strategy and corporate operations, business transition and transformation, dual business model design and implementation. From September 1997 to February 2002, he established and operated Han Consulting (China) Co., a leading business consulting company in China focused on strategies, processes as well as the organization and implementation of enterprise applications, which was acquired by Lenovo in 2002. Dr. Zhang received a Doctor of Philosophy degree in economics from the Chinese Academy of Fiscal Sciences, formerly known as the Research Institute for Fiscal Science of the MOF, in 1994 and a Doctor of Philosophy degree in automation from Tsinghua University in China in 1992. From 1992 to 1997, during his studies at the Chinese Academy of Fiscal Sciences, Dr. Zhang worked for the MOF as the deputy head of the computing center of the MOF and the general manager of Zhonghua Financing Accountant Consulting Co., Ltd., during which he was responsible for the design and development of the national financial budget management system, as well as the overall design and implementation of the World Bank and Asian Development Bank’s Soft Loan Project in China.

He has been serving as the vice chairman of the China Auto Dealers Chamber of Commerce since 2016, the vice president of the China Automobile Dealers Association Auto Parts Supply Chain Branch since 2017, and the deputy director of the Automobile Maintenance Parts Working Committee of China Automotive Maintenance and Repair Trade Association since 2015. Dr. Zhang was awarded as an Outstanding Entrepreneur of Beijing in 2018 by Beijing Enterprise Association and Beijing Entrepreneur Association. From 2016 to 2018, Dr. Zhang was interviewed by CCTV’s “Dialogue” program many times as a guest. He served as a torchbearer in the 2008 Summer Olympics in Beijing. Dr. Zhang is qualified to serve on the Board due to his extensive experience in successfully leading companies through growth and transformation.

Ms. Jun Wang has served as our director since August 2024. Ms. Wang joined us in June 2010 and has been serving as the vice president of Autozi Internet Tech since June 2017. From June 2010 to June 2017, she previously served as the manager, director and assistant president at Autozi Internet Tech. She also serves as the legal representative of Autozi Supply Chain Management (Beijing) Co., Ltd. and the director of Autozi Internet Technology (Changsha) Co., Ltd. Before joining us, Ms. Wang spent her time helping family businesses set up internal information systems. Ms. Wang received a master’s degree in information system e-commerce technology from Alliance Manchester Business School, The University of Manchester in 2008 and a bachelor’s degree in Communication Engineering from Anhui Agriculture University in China in 2007. Ms. Wang is qualified to serve on the Board due to her extensive experience in information systems management, strategic operational leadership and corporate governance.

Mr. Kevin D. Vassily has served as our independent director since August 2024. Mr. Vassily has extensive working experience as a senior management team member serving private and public companies. Mr. Vassily is a director nominee of Fortune Joy International Acquisition Corporation and of Inkstone Feibo Acquisition Corporation, two special purpose acquisition companies, or “SPACs,” seeking Nasdaq listing. He has been serving as a member of the board of directors of Denali Capital Acquisition Corp. since April 2022, and Feutune Light Acquisition Corporation since June 2022, both are SPACs currently listed on Nasdaq. In January 2021, he was appointed chief financial officer, and in March 2021, became a member of the board of directors of iPower Inc. (Nasdaq: IPW), a leading online hydroponic equipment retailer and supplier. Prior to joining iPower, from 2019 to January 2021, Mr. Vassily served as vice president of Market Development for Facteus, a financial analytics company focused on the Asset Management industry. He also served as an advisor at Woodseer from March 2019 through 2020, and as an advisor at Go Capture from 2018 through its acquisition in 2020. Since November 2019, Mr. Vassily has served as a director of Zhongchao Inc. (Nasdaq: ZCMD), a provider of healthcare information, education and training services to healthcare professionals and the public in China. Since July 2018, Mr. Vassily has also served as an advisor at Prometheus Fund, a Shanghai-based merchant bank/PE firm focused on the “green” economy. From 2015 through 2018, Mr. Vassily served as an associate director of research at Keybanc Capital Markets, and from 2010 to 2014, he served as the director of research at Pacific Epoch. From 2007 to 2010, he served as the Asia Technology business development representative and as a senior analyst at Pacific Crest Securities. From 2003 to 2006, he served as a senior research analyst in the semiconductor technology group at Susquehanna International Group. From 2001 to 2003, Mr. Vassily served as the vice president and senior research analyst for semiconductor capital equipment at Thomas Weisel Partners. Mr. Vassily began his career on Wall Street in 1998, as a research associate covering the semiconductor industry at Lehman Brothers. Mr. Vassily received a Master of Business Administration degree from the Tuck School of Business at Dartmouth College in 1995 and a bachelor’s degree in liberal arts from Denison University in 1989. Mr. Vassily is qualified to serve on the Board due to his extensive leadership experience in corporate finance, strategic business development and capital markets, and financial analytics.

Mr. Weston Twigg has served as our independent director since August 2024. Mr. Twigg served as the managing director and equity research analyst leading the Industry 4.0 Software and Systems research practice at Piper Sandler, from July 2021 to September 2022. Before joining Piper Sandler, he was the managing director and equity research analyst leading the semiconductor equity research group at KeyBanc Capital Markets from 2014 to 2021. Before joining KeyBanc Capital Markets, Mr. Twigg was the associate equity analyst from 2005 to 2007, Senior Equity Analyst from 2007 to 2012, and Principal from 2012 to 2014 at Pacific Crest Securities until Pacific Crest Securities was acquired by KeyBanc Capital Markets in September 2014. Prior to joining Pacific Crest Securities, Mr. Twigg worked in the semiconductor industry as the senior engineer at Intel from 2000 to 2005, and before that, as the process engineer at Samsung from 1998 to 2000. Mr. Twigg received a Master of Business Administration degree from the Michael G. Foster School of Business, University of Washington in 1998, a Master of Science degree in chemical engineering from Michigan State University in 1996, and a bachelor’s degree in Chemistry from Albion College in 1995. Mr. Twigg was recognized as one of the Top Ten Stock Pickers in the U.S. by Financial Times in 2011. Mr. Twigg is qualified to serve on the Board due to his extensive expertise in the semiconductor and technology sectors.

Dr. Jing Lu has served as our independent director since August 2024. Dr. Lu has served as a Managing Director and then Chief Operating Officer of China Bridge Capital USA, a PE/VC investment advisory company specialized in innovative technologies from 2017 to 2019 and since March 2021. She also served as Chief Investment Officer for the New Hope Fertility Center (NHFC) from 2019 to 2021, sourcing and managing PE investments, bank loans and government PPP loans. Prior to China Bridge Capital, Dr. Lu was President of ACE AV Consulting Inc. from 2005 to 2017. Dr. Lu was an Executive Director at CIBC World Markets in 2001 working on corporate securities. Between 1998 and 2001, Dr. Lu worked at the Federal Reserve Bank of New York as a bank regulator and supervisor, working on Basel Capital Accords as well as examining banks’ implementation of the Basel Accords. Before moving to New York, Dr. Lu was a professor of economics at York University in Canada for four years, specializing her teaching and research in Macroeconomics, Institutional Economics, and Econometrics. Dr. Lu received a Doctor of Philosophy degree and Master of Arts degree in economics from Western University in London in 1993 and 1989, respectively. She received a bachelor’s degree in world economy from Fudan University in China in 1986. Dr. Lu is qualified to serve on the Board due to her extensive expertise in financial regulation, investment management and economic analysis.

Mr. Jinming Dong has served as our chief financial officer since August 2024. Mr. Dong has been serving as the chief financial officer of Autozi Internet Tech since May 2020. Prior to this, he was the chief financial officer at Qidian international Co., Ltd. from March 2020 to May 2020 and the chief financial officer at Vimicro International Corporation from April 2013 to January 2016. He also has prior experience as a senior auditor at Ernst & Young Beijing Branch from August 2005 to April 2007 and at Deloitte Beijing Branch from April 2007 to December 2008. Mr. Dong received a bachelor’s degree in corporate finance management from Capital University of Economics and Business in 2001 and a Master of Business Administration from National School of Development at Peking University in 2019.

Mr. Haifeng Li has served as our chief technology officer since August 2024. Mr. Li joined Autozi Internet Tech in April 2011 and has been serving as the chief technology officer of Autozi Internet Tech since January 2018. Before joining Autozi Internet Tech, he served as Java software engineer of Beijing Systech Technology Co. from March 2007 to May 2009. He served as senior Java software engineer of Beijing Boschool Wenda Technology Co. from June 2009 to June 2010. He served as senior Java software engineer of Linkage Advantage Technology Co. from July 2010 to April 2011. Mr. Li received a bachelor’s degree in Computer Science and Technology from Yanshan University in 2007.

Mr. Hui Zhang has served as our chief operating officer since August 2024. Mr. Zhang has been serving as chief operating officer of Autozi Internet Tech since January 2022 and the deputy general director of Autozi Auto New Retail (Anhui) Co., Ltd. since October 2021. Mr. Zhang served as the financial director of Autozi Internet Tech from January 2020 to January 2022 and the financial manager of the accounting department at Autozi Internet Tech from November 2016 to January 2020. Before joining Autozi, he served as the financial director of Beijing Kaihua Network Union New Energy Co., Ltd. from June 2012 to November 2016. Mr. Zhang received a bachelor’s degree in financial management from Peking University in China in 2019.

B. Compensation of Directors and Executive Officers

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with an advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for two years following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being our director or officer.

Compensation of Directors and Executive Officers

For the fiscal year ended September 30, 2024, we paid an aggregate of approximately US$0.12 million in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We did not grant any stock options or restricted stock units to our named executive officers or directors in the fiscal year ended September 30, 2024. Our PRC subsidiary is required by the PRC law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans

2024 Equity Incentive Plan (the “2024 Plan”)

We have adopted a 2024 Equity Incentive Plan (the “2024 Plan”). The maximum number of our Class A ordinary shares issuable under the 2024 Plan is 7,000,000. The 2024 Plan permits the grant of Restricted Shares and Local Awards (as defined thereof). The purpose of the 2024 Plan is to attract and retain services of the best available personnel, provide additional incentives to employees, officers, directors and external persons, and promote the success of our company as a whole. The Board may, at any time, terminate or, from time to time, amend, modify or suspend this Plan, in whole or in part. No awards may be granted during any period that the Board suspends this Plan.

This Plan shall be administered by board of directors or specified officers appointed by the Board (within its delegated authority) to administer all or certain aspects of this 2024 Plan.

In November 2024, we granted 6,542,700 restricted shares to its employees under 2024 Equity Incentive Plan.

Clawback Policy

On January 23, 2025, the Board adopted an Executive Compensation Recovery Policy (the “Clawback Policy”) providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.

C. Board Practices

Board of Directors

Our board of directors consists of five directors, including two executive directors and three independent directors. The directors may from time to time at their discretion exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. Subject to the Listing Rules of the Nasdaq and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction is considered. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with us is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. None of our directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Kevin Vassily, Mr. Weston Twigg and Dr. Jing Lu, and is chaired by Mr. Kevin Vassily. Mr. Kevin Vassily, Mr. Weston Twigg and Dr. Jing Lu satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Kevin Vassily qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm; and

●	reporting regularly to the board of directors.

Compensation Committee. Our compensation committee consists of Mr. Kevin Vassily, Mr. Weston Twigg and Dr. Jing Lu, and is chaired by Mr. Weston Twigg. Mr. Kevin Vassily, Mr. Weston Twigg and Dr. Jing Lu satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our executive officers may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing the total compensation package for our executive officers and making recommendations to the board of directors with respect to it;

●	approving and overseeing the total compensation package for our executives other than the three most senior executives;

●	reviewing the compensation of our directors and making recommendations to the board of directors with respect to it; and

●	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Kevin Vassily, Mr. Weston Twigg and Dr. Jing Lu, and is chaired by Dr. Jing Lu. Mr. Kevin Vassily, Mr. Weston Twigg and Dr. Jing Lu satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board of directors for election or re-election to the board of directors, or for appointment to fill any vacancy on the board of directors;

●	reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us;

●	selecting and recommending to the board of directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, including the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

Pursuant to our second amended and restated memorandum and articles of association, our board of directors may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a director to fill a casual vacancy on the board or as an addition to the existing board (subject to the maximum size limit). An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between us and the director, if any; but no such term shall be implied in the absence of express provision. Any director whose term of office expires shall be eligible for re-election at a meeting of the shareholders or re-appointment by the board. Our officers are elected by and serve at the discretion of the board of directors.

Board Diversity Matrix

Board Diversity Matrix (As of January 27, 2025)
Country of Principal Executive Offices	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	2	3	-	-

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-
LGBTQ+	-
Did Not Disclose Demographic Background	5

D. Employees

EMPLOYEES

As of December 31, 2024, we had 86 full-time employees, permanent and contractors included. The following table sets forth the numbers of our employees categorized by function and region as of December 31, 2024.

Function	As of December 31, 2024
	Number of employees	%
Management	8	9.3
Research & Development	20	23.3
Offline business	22	25.6
Online business	13	15.1
Backoffice	23	26.7

Total	86	100.0

To date, we have not experienced any work stoppages, and we consider our relationship with our employees to be good.

We have established procedures to provide our staff with a safe and healthy working environment by setting out a series of work safety rules in the staff manual in case of emergencies. We also provide our employees with occupational safety education and trainings to enhance their awareness of safety issues. In addition, we provide medical checks prior to enrollment to our employees. We are subject to the requirements under the local laws, national standards and industrial standards in the PRC to maintain safe working conditions and to protect the occupational health of employees. See “Item 4.A. Regulations—Regulations Relating to Employment.”

As required by regulations in China, we participate in various government statutory social security plans, including a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan and a housing provident fund for permanent employees. We are required under PRC law to contribute to social security plans at specified percentages of the salaries, bonuses and certain allowances of our permanent employees up to a maximum amount specified by the local government from time to time. For risk in relation to our contribution for employee social security plans, see “Item 3.D. Risk Factors—Risks Relating to Doing Business in China—Our insurance coverage may not be adequate, which could expose us to significant costs and business disruptions.”

E. Share Ownership

See Item 7 below.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

During and after our last completed fiscal year ended September 30, 2024, no requirement arose to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to our compensation recovery policy. There was no outstanding balance as of the end of the last completed fiscal year of erroneously awarded compensation to be recovered from the application of the compensation recovery policy to a prior restatement.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this report by:

●	each of our directors and executive officers; and

●	each shareholder known by us to be the beneficial owner of more than 5% of our outstanding Class A Ordinary Shares or Class B Ordinary Shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we have included ordinary shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These ordinary shares, however, are not included in the computation of the percentage ownership of any other person. The percentage of beneficial ownership of our ordinary shares is based on ordinary shares that are issued and outstanding as of the date of this report, which includes 105,981,200 ordinary shares, comprising 74,186,100 Class A ordinary shares and 31,795,100 Class B ordinary shares.

	Class A ordinary shares	Class B ordinary shares	Percentage of beneficial ownership (of total Class A and Class B ordinary shares)	Percentage of total voting power †
Directors and Executive Officers*
Houqi Zhang(1)	—	31,795,100	30.0%	89.6%
Jun Wang	—	—	—	—
Kevin Vassily	—	—	—	—
Weston Twigg	—	—	—	—
Jing Lu	—	—	—	—
Jinming Dong	—	—	—	—
Haifeng Li	—	—	—	—
Hui Zhang	—	—	—	—
All Directors and Executive Officers as a Group	—	31,795,100	30.0%	89.6%
Principal Shareholders:
Qirun Investment Co., Ltd.(1)	—	31,795,100	30.0%	89.6%
Qizhi Investment Management Limited(2)	8,037,200	—	7.6%	1.1%
Qichuang Development Co., Ltd(3)	7,832,900	—	7.4%	1.1%
CDIB Private Equity (Fujian) Enterprise (Limited Partnership)(4)	7,754,800	—	7.3%	1.1%
JiuZhou JY Investment Limited (5)	5,023,400	—	4.7%	0.7%

Notes:

*	Except as otherwise indicated below, the business address of our directors and executive officers is Building B09, Intelligence Park, No.26 Yongtaizhuang North Road, Haidian District, Beijing, China.

**	Beneficial ownership information disclosed herein represents direct and indirect holdings of entities owned, controlled or otherwise affiliated with the applicable holder as determined in accordance with the rules and regulations of the SEC.

***	The shares data are presented on a retroactive basis to reflect the First Share Split, the Second Share Split.

†	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A ordinary shares and Class B ordinary shares held by such person or group with respect to all issued and outstanding shares of our Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary shares shall entitle the holder thereof to one vote on all matters subject to vote at our general meetings. Each Class B ordinary shares shall entitle the holder thereof to twenty (20) votes on all matters subject to vote at our general meetings. Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time at the option of the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)	Represents 31,795,100 ordinary shares held of record by Qirun Investment Co., Ltd., a British Virgin Islands company wholly owned by Dr.Houqi Zhang. The registered address of Qirun Investment Co., Ltd. is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, VG 1110, British Virgin Islands.

(2)	Represents 8,037,200 ordinary shares held of record by Qizhi Investment Management Limited, a British Virgin Islands company controlled by Dr. Houqi Zhang. The registered address of Qizhi Investment Management Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town Tortola, British Virgin Islands.

(3)	Represents 7,832,900 ordinary shares held of record by Qichuang Development Co., Ltd, a British Virgin Islands company controlled by Weixi Zhang. The registered address of Qichuang Development Co., Ltd. is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, VG 1110, British Virgin Islands.

(4)	Represents 7,754,800 ordinary shares held of record by CDIB Private Equity (Fujian) Enterprise (Limited Partnership), a limited partnership controlled by China Development Financial Holding Corporation, a public company listed in Taiwan Stock Exchange (Stock code: 2883). The registered address of CDIB Private Equity (Fujian) Enterprise (Limited Partnership) is Station A32, No. 13 Second Floor Industrial Service Incubation Base, Taiwan Entrepreneurship Park, Jinjingwan District, Pingtan Comprehensive Experimental Zone, Fujian Province.

(5)	Represents 5,023,400 ordinary shares held of record by JiuZhou JY Investment Limited, a British Virgin Islands company with a registered address at Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town Tortola, British Virgin Islands and is wholly owned by JiuZhou JY Investment Management (Shanghai) Center (Limited Partnership) (“JiuZhou Shanghai”). JiuZhou Shanghai is controlled by Shenzhen HD Equity Investment Fund Partnership (Limited Partnership) (“Shenzhen HD”). Shenzhen HD is a limited partnership incorporated under the laws of the PRC with a registered address at Room 201, Building A, No.1 Qianwan Road 1, Qianhai Hong Kong-Shenzhen Cooperation Zone, Shenzhen, PRC. Shenzhen HD is controlled by its investment committee consisting of three individuals, Ms. Qingmei Sun, Mr. Peng Bo and Mr. Lubin Bi. JiuZhou Shanghai was established pursuant to the decision made by the investment committee of Shenzhen HD on December 22, 2013. The investment decisions made by Shenzhen HD are under the sole discretion of its investment committee and not influenced by the shareholders of Shenzhen HD. Funde Sino Life Insurance Co., Ltd. (“Funde Sino”) holds 89.5% of the equity interests of Shenzhen HD. Funde Sino is a limited company incorporated under the laws of the PRC with a registered address at 27/F, Life Insurance Building, 1001 1st Fuzhong Road, Futian District, Shenzhen, PRC.

As of the date of this report, none of our ordinary shares is held by record holders in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

After our incorporation in the Cayman Islands on July 15, 2021 and in connection with our reorganization, the shareholders of Autozi Internet Technology Co., Ltd. obtained ordinary shares or warrants to purchase ordinary shares of Autozi Internet Technology (Global) Ltd. in proportion to the shares they held in Autozi Internet Technology Co., Ltd. As we effected the First Share Split on August 10, 2023, whereby each of our issued and unissued ordinary shares was split into 50 ordinary shares. We effected the Second Share Split on April 11, 2024, whereby each of our issued and unissued ordinary shares was split into two ordinary shares, the following share numbers have given effect to the First Share Split and the Second Share Split.

On December 22, 2022, we issued the following warrants to several investors, all of whom had exercised their warrants in whole and purchased our ordinary shares as of June 30, 2023 at a nominal exercise price of $0.000001 per share equal to the then par value of our ordinary shares:

Name of warrant holders	Number of ordinary shares purchasable under warrants
Qichuang Development Co., Ltd.	7,832,900
Qizhi Investment Management Limited	8,037,200
CDIB Private Equity (Fujian) Enterprise (Limited Partnership)	7,754,800
JiuZhou JY Investment Limited	5,023,400
Regent Capital Asia Ltd.	3,591,700
Beijing Yonyou Innovation Investment Center (Limited Partnership)	2,919,700
Changsha Qixin Zhongyin Enterprise Consulting Management Center (Limited Partnership)	2,749,600
BJGSDX Ltd	2,712,700
BJGLXY Ltd	2,712,700
BJGRGQ Ltd	2,408,400
TTGH Capital Limited	2,356,800
Anrong Investment Management Limited	1,598,300
BJGYXC Ltd	1,356,300
Zoyone Limited	1,255,700
Ningbo Meishan Free Trade Port Zone Ignite II Equity Investment Partnership (Limited Partnership)	872,100
Wuhu Jinghu Zhenye Investment Fund Co., Ltd.	693,100
Wuhu Venture Capital Fund Co., Ltd.	297,000

On January 9, 2023, we issued and allotted the following ordinary shares for a nominal consideration at the then par value of our ordinary shares of $0.000001 per share:

Name of shareholders	Number of ordinary shares
Qirun Investment Co., Ltd	34,755,900
Ruida Development Co., Ltd.	4,248,300
Newlight Management Limited	3,401,400
JSY LIMITED	2,124,100
Jing Ben Mao Yuan Development Co., Ltd	872,100
Sunny-you Investment Co., Ltd	425,800

On August 9, 2023, we issued warrants to Wuhu Venture Capital Fund Co., Ltd., JLJF INVESTMENT LIMITED, and Qifu Investment Management Limited to purchase up to 891,100, 297,000 and 1,293,100 of our ordinary shares. As of September 29, 2023, all of them exercised their warrants in whole and purchased our ordinary shares at a nominal exercise price of $0.000001 per share.

Transfer Agent

The transfer agent for our shares is Transhare Corporation, Bayside Center 1, 17755 US Highway 19 N, Suite 140, Clearwater, FL 33764 and its telephone number is (303) 662-1112.

B. Related Party Transactions

Employment Agreements

See “ Item 6. Management - Employment Agreements and Indemnification Agreements.”

Share Compensation Plan

See “Item 6. Management - 2024 Equity Incentive Plan.”

Material Transactions with Related Parties

The following was a list of related parties which the Group had transactions with:

No.	Names of related parties	Relationship
1	Zhongchi Chezhigu Internet Technology (Qingdao) Co. Ltd (“Zhongchi Chezhigu”)	A company significantly influenced by the Group
2	Beijing Zhongchi Chi Fu Management Consulting Center (limited partnership) (“Zhongchi Chi Fu Management”)	A non-controlling shareholder of a subsidiary
3	Beijing Qichuang Zhongteng Investment Management Center (limited partnership) (“Beijing Qichuang”)	Shareholder of the Group; A company significantly influenced by Dr. Houqi Zhang
4	Beijing Yonyou Innovation Investment Center (limited partnership) (“Yonyou Innovation”)	Shareholder of the Group
5	Dr. Houqi Zhang	Principal shareholder of the Group
6	Mr. Hui Zhang	Senior management of the Group
7	Shenzhen Innovation Investment Group Co. Ltd (“Shenzhen Innovation”)	Shareholder of the Group
8	Ms. Jun Wang	Senior management of the Group
9	Changsha Qixin Zhongying Enterprise Consulting and Management Center (limited partnership) (“Changsha Qixin”)	Shareholder of the Group
10	Beijing Qizhi Zhongchi Investment Management Center (limited partnership) (“Beijing Qizhi”)	Shareholder of the Group; A company controlled by Dr. Houqi Zhang
11	Beijing Anrong Innovation Management Technology Center (limited partnership) (“Beijing Anrong”)	Shareholder of the Group
12	Changsha Tongjie Technology Co. Ltd (“Changsha Tongjie”)	A company significantly influenced by the Group
13	Mr. Jun Lian	Senior management of the Group
14	Huashui Yixing (Beijing) Tax Agents Co., Ltd (“Huashui Yixing”)	A company under common controlled with a shareholder
15	Mr. Yufeng Bai	Senior management of a subsidiary
16	Henan Zhongqi Alliance Automobile Service Co., Ltd (“Henan Zhongqi”)	A company significantly influenced by Mr. Yufeng Bai
17	Beijing Zhongchi Chefu Data Technology Co., Ltd.	A company under controlled with a principal shareholder
18	Changsha Chitong Technology Co. Ltd (“Changsha Chitong”)	A company significantly influenced by the Group
19	Beijing Qifu Future Consulting Service Center (Limited Partnership) (“Qifu Future”)	Shareholder of the Group
20	Ms. Yalin Shen	Spouse of Dr. Houqi Zhang

Related party transactions

The Group had the following significant related party transactions for the years ended September 30, 2022, 2023 and 2024:

	For the years ended September 30,
	2022	2023	2024

Collection and settlement of loan to related parties
Beijing Qichuang	$3,524	$106	$69
Dr. Houqi Zhang	-	87	-
Mr. Jun Lian	-	14	-
Others	23	10	1
Total	$3,547	$217	$70

Proceeds from borrowings from related parties
Dr. Houqi Zhang (1)	$-	$1,823	$629
Qifu Future	-	-	304
Mr. Jun Lian	-	535	268
Ms. Jun Wang	-	-	214
Mr. Hui Zhang	-	14	151
Others	-	3	-
Total	$-	$2,375	$1,566

Repayment and settlement of borrowings to related parties
Dr. Houqi Zhang	$1,565	$2,092	$390
Qifu Future	-	-	305
Mr. Jun Lian	-	535	236
Ms. Jun Wang	-	43	97
Mr. Hui Zhang	-	14	97
Zhongchi Chi Fu Management	-	-	21
Changsha Qixin	591	-	-
Others	31	-	-
Total	$2,187	$2,684	$1,146

Loan to related parties
Qifu Future	$-	$-	$83
Zhongchi Chefu Data	-	-	34
Changsha Tongjie	49	5	-
Others	87	77	-
Total	$136	$82	$117

Related parties transferred the loan principal lent to the Company and related interest to Dr. Houqi Zhang
Huashui Yixing to Dr. Houqi Zhang	-	502	-
Zhongchi Chi Fu Management to Dr. Houqi Zhang	-	-	83

Advance to Dr. Houqi Zhang (2)	-	156	-

Advance to Dr. Houqi Zhang and offset between loan from Dr. Houqi Zhang	-	-	153

(1) Dr. Houqi Zhang and Ms. Yalin Shen provided personal guarantees for certain bank loans to the Group.

(2) Advance to Dr. Houqi Zhang represented cash in advance to Dr. Houqi Zhang for the potential expense for the Group’s financing during the fiscal year 2023, and the advance payment has been offset by the loan from Dr. Houqi Zhang in January 2024.

Amounts due from related parties

Amounts due from related parties consisted of the following for the periods indicated:

		As of September 30,
		2023	2024
Related parties	Nature
Changsha Tongjie (3)	Loan to related party	$1,018	$1,058
Mr. Yufeng Bai (3)	Loan to related party	284	295
Beijing Qichuang	Loan to related party	154	89
Others	Others	295	254
Total		$1,751	$1,696
Less: allowance of credit losses (4)		(1,348)	(1,402)
Amounts due from related parties, net		$403	$294

(3)	The Group has recorded full allowance on loan to Changsha Tongjie, Henan Zhongqi and Mr. Yufeng Bai as of September 30, 2023 and 2024 as the collectability is remote.

(4)	The total credit losses for the related party receivables were US$72, US$1,476 and nil for the years ended September 30, 2022, 2023 and 2024, respectively.

Amounts due to related parties

Amount due to related parties consisted of the following for the periods indicated:

		As of September 30,
		2023	2024
Related parties	Nature
Dr. Houqi Zhang	Loan from related party	$218	$400
Ms. Jun Wang	Loan from related party	103	227
Zhongchi Chi Fu Management	Loan from related party	103	-
Others	Others	54	140
Total		$478	$767

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See our audited consolidated financial statements commencing at page F-1 of this Annual Report.

LEGAL PROCEEDINGS

In the ordinary course of our business, we are subject to legal or administrative proceedings from time to time.

Historically, in order to raise capital for business development, our PRC subsidiary, Autozi Internet Tech, had completed several rounds of funding and entered into share purchase agreements (the “Share Purchase Agreements”), among which 13 investors were granted certain redemption rights. Autozi Internet Tech issued its ordinary shares to those 13 investors and the 13 investors with redemption rights should have the right to request Autozi Internet Tech, and Dr. Houqi Zhang, the founder of Autozi Internet Tech to redeem such shares at an agreed price upon the occurrence of agreed-upon triggering events, including (i) a qualified initial public offering not occurring before specific dates (varying from December 31, 2018 to May 9, 2023 corresponding to different rounds of financings); or (ii) any material breach of Share Purchase Agreements that causes material adverse effect on any shareholders. The redemption price shall be the principal amount, plus interest varying from 8% to 12% per annum corresponding to different rounds of financings for the period from the date on which the shares were issued by Autozi Internet Tech to the date on which such redeemable equity interests are redeemed with cash settlement.

We entered into a supplementary agreement with all mezzanine equity shareholders who participated in the corporation reorganization and subscribed our ordinary shares (“Redeemable Principal Interest Shareholders”) on March 30, 2023, according to which each of the Redeemable Principal Interest Shareholders has agreed to forfeit the redemption right on the date of completion of IPO.

As of September 30, 2023, we had failed to consummate qualified initial public offering before specific dates, therefore the redeemable ordinary shares in the total principal amount of RMB440.0 million (US$60.3 million) and interest payable of RMB399.5 million (US$54.8 million) became redeemable. In addition, there was a total principal amount of RMB25.0 million (US$3.4 million) with interest payable of RMB2.7 million (US$0.4 million) outstanding for which the redemption events were not triggered as of September 30, 2023. On August 28, 2024, the Company completed its IPO and began trading on The Nasdaq Global Market, after which all of the holders of mezzanine equities forfeited their redemption right and the mezzanine equities in the total amount of RMB940.4 million (US$131.3 million) were converted into 28,900,700 Class A ordinary shares. For details, please see “Note 15 Mezzanine equity” to our combined and consolidated financial statements included in this report.

Among those 13 investors, only Hunan Tianhuan Economic Development Co., Ltd. (“Hunan Tianhuan”) requested Autozi Internet Tech and Dr. Houqi Zhang in June 2023 to, (i) redeem the shares at an agreed price and (ii) pay the accrued penalties of deferred settlement and attorney’s fee, while other investors have forfeited the redemption right on the date of completion of IPO and accordingly not made such request as of the date of this report. See below under the heading of “Hunan Tianhuan Dispute.”

Shenzhen Jinfeng Dispute

Autozi Internet Tech’s shareholder, Shenzhen Jinfeng Chuangfu Holding Group Co., Ltd., or Shenzhen Jinfeng, based on its financing agreement with Auto Internet Tech, submitted an arbitration application to Beijing Arbitration Commission in January 2019, requesting our founder, Dr. Houqi Zhang, to redeem all of its equity interest in Autozi Internet Tech with a total payment of approximately RMB50.0 million plus interests. In August 2019, Beijing Arbitration Commission issued an arbitration award and held that Dr. Zhang shall bear the repurchase amount of RMB50.0 million, and related expenses such as unpaid interest and liquidated damages (the “Arbitration Award”). Subsequently, Dr. Zhang entered into a settlement agreement in January 2020 with Shenzhen Jinfeng, and entered into a Supplement Agreement I in March 2020 and a Supplement Agreement II in November 2020, respectively (together the “Settlement Agreements”). Based on the Settlement Agreements, in May 2020, Dr. Zhang pledged 5.0% equity interest in Autozi Internet Tech to Shenzhen Jinfeng and there is still approximately RMB17.0 million outstanding as of the date of this report. Moreover, according to Supplement Agreement II, since the mutually agreed deadline for our initial public offering lapsed, Shenzhen Jinfeng would have a right to resume enforcement under the Arbitration Award, including applying for direct enforcement of the pledged equity interest of Dr. Zhang, which may impose a negative impact on our corporate structure and Dr. Zhang’s shareholding percentage in Autozi Internet Tech. From September 2022 to December 2023, Dr. Zhang received five demand letters from Shenzhen Jinfeng (the “Demand Letter”), all of which requested Dr. Zhang to pay back RMB17.0 million and the relevant interests incurred within ten days upon receipt of such Demand Letter. As of May 2024, Shenzhen Jinfeng is under a revoked status and unable to exercise its relevant creditor rights, with no new rights successor designated. Dr. Zhang and the Company will monitor further developments.

Shenzhen Innovation, Jincheng Hongtu and Shanxi Hongtu Dispute

In addition, in connection with the financing agreements by and among Dr. Zhang, Auto Internet Tech and its three shareholders, Shenzhen Innovation Investment Group Co. Ltd (the “Shenzhen Innovation”), Jincheng Hongtu Venture Capital Co., Ltd. (the “Jincheng Hongtu”) and Shanxi Hongtu Innovation Venture Capital Co., Ltd. (the “Shanxi Hongtu”), certain arbitration applications were filed by said shareholders with the Beijing Arbitration Commission regarding the redemption of their equity interests in Auto Internet Tech and later in June 2022, relevant parties settled these arbitrations by agreements under which Dr. Zhang shall pay the repurchase amount of approximately RMB81.5 million in total and related expenses such as arbitration fees.

Hunan Tianhuan Dispute

In June 2023, Hunan Tianhuan Economic Development Co., Ltd. (“Hunan Tianhuan”), one of the shareholders of Autozi Internet Tech, based on the financing agreement with Autozi Internet Tech dated June 22, 2020, requested Autozi Internet Tech and our founder, Dr. Houqi Zhang, to (i) redeem all of its equity interest in Autozi Internet Tech and (ii) pay the accrued penalties of deferred settlement and attorney’s fee. On June 12, 2024, the Changsha Intermediate People’s Court entered a judgment of first instance that Autozi Internet Technology should not bear the repurchase obligation and only Dr. Houqi Zhang should pay the corresponding principal amount, accrued interest and attorney fee. Both Hunan Tianhuan and Dr. Houqi Zhang filed an appeal after the first instance judgment. On June 27, 2024, Dr. Houqi Zhang appealed to the court for a retrial of this lawsuit. On June 28, 2024, Hunan Tianhuan appealed to the court that Autozi Internet Technology should bear the repurchase obligation. On September 19, 2024, the second hearing was held. As of the date of this report, the lawsuit was ongoing without a final verdict and the parties thereof were negotiating potential settlement terms. As of September 30, 2024, we have fully accrued the penalties of deferred settlement and attorney fee of RMB31.7 million (US$4.5 million) as accrued expenses and other current liabilities in connection with our dispute with Hunan Tianhuan.

Litigation or any other legal or administrative proceeding, including but not limited to the disputes with our employees and investors as disclosed in this report, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See “Risk Factors—Risks Relating to Our Business and Industry—Regulatory actions, legal proceedings, and customer complaints against us or our constituents could harm our reputation and have a material adverse effect on our business, results of operations, financial condition and prospects.”

Enforceability of Civil Liabilities

The enforceability of civil liabilities under the laws of the Cayman Islands, China, and Hong Kong is subject to various legal and practical considerations, including the following:

●	The Cayman Islands have a limited reciprocity arrangement with the United States regarding the enforcement of foreign judgments. A final and conclusive judgment obtained in the U.S. courts will generally be enforceable in the Cayman Islands, provided that it is for a definite sum of money and was not obtained by fraud or in breach of justice. The Cayman Islands courts may refuse to enforce certain U.S. securities law claims on the grounds of public policy.

●	The recognition and enforcement of foreign judgments, including those from the United States, in the PRC are subject to the provisions of international treaties and the principles of reciprocity. There is agreement between the United States and China that guarantees the mutual enforcement of judgments. U.S. investors may face significant challenges in seeking to enforce U.S. court judgments in China, particularly with respect to claims arising under U.S. securities laws. Chinese courts may also refuse to enforce judgments on grounds such as lack of jurisdiction, inconsistency with Chinese law, or violation of public interest.

●	Hong Kong has a well-established legal system based on common law principles and recognizes and enforces foreign judgments under certain conditions. While Hong Kong courts may enforce U.S. judgments related to commercial matters, they generally require the judgment to be final, conclusive and for a definite sum of money. However, judgments relating to punitive damages or those contrary to public policy may not be enforceable in Hong Kong courts.

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay our debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We have never declared or paid cash dividends on our shares. We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and grow our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. For example, under PRC laws and regulations, we are permitted to provide funding to our PRC Subsidiaries only through loans or capital contributions. Subject to satisfaction of necessary registrations with government authorities and required governmental approvals, we may extend inter-company loans or make additional capital contributions to our PRC Subsidiaries. We cannot assure you that we will be able to make such registrations or obtain such approvals in a timely manner, or at all. See “Item 3. Key Information-D. Risk Factors - Risks Relating to Doing Business in China - PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

B. Significant Changes

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

Item 9. THE OFFER AND LISTING

A. Offering and Listing Details.

Our Registration Statement on Form F-1 (File No. 333-281215) for our initial public offering became effective on August 27, 2024. We offered 2,500,000 Class A ordinary shares at an offering price of $4.00 per share, resulting in proceeds of $10 million. The offering was underwritten by Kingswood Capital Partners, LLC.

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A ordinary shares are currently listed on The Nasdaq Global Market under the symbol “AZI.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

The total expenses related to our initial public offering amounted to approximately $0.97 million, which includes underwriting discounts and commissions, legal fees, and other related expenses.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Second Amended and Restated Memorandum and Articles of Association

The information required by Item 10.B of Form 20-F is included in Exhibits 1.1 and 2.1 to this Annual Report which is hereby incorporated by reference.

C. Material Contracts

The information required by Item 10.C of Form 20-F is included in the sections titled “Item 4. Information on the Company,” “Item 6 - Directors, Senior Management and Employees,” “Item 7 - Major Shareholders and Related Party Transactions,” and Exhibits 4.1 to 4.19 in this Annual Report, which sections are incorporated herein by reference.

D. Exchange Controls

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E. Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Class A ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, PRC and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Harney Westwood & Riegels, our Cayman Islands legal counsel; to the extent it relates to PRC tax law, it is the opinion of Commerce & Finance Law Offices], our PRC counsel.

PEOPLE’S REPUBLIC OF CHINA TAXATION

Under the EIT Law, which became effective on January 1, 2008 and most recently amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. In 2009, the SAT issued SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, in 2011, the SAT issued SAT Bulletin 45 (revised in 2018) to provide more guidance on the implementation of SAT Circular 82. On January 29, 2014, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Determination of Resident Enterprises on the Basis of Their Actual Management Bodies that provides more guidance on the implementation of Circular 82.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered a PRC resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

We believe that we do not meet all of the criteria described above. We believe that neither we nor our subsidiaries outside of China are PRC tax resident enterprises, because neither we nor they are controlled by a PRC enterprise or PRC enterprise group, and because our records and their records (including the resolutions of the respective boards of directors and the resolutions of shareholders) are maintained outside the PRC. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” when applied to our offshore entities, we may be considered as a resident enterprise and therefore may be subject to PRC enterprise income tax at 25% on our worldwide income. In addition, if the PRC tax authorities determine that we are a PRC resident enterprise for PRC enterprise income tax purposes, dividends we pay to non-PRC holders may be subject to PRC withholding tax, and gains realized on the sale or other disposition of ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such dividends or gains are deemed to be from PRC sources. Any such tax may reduce the returns on your investment in the Class A ordinary shares.

If we are considered a “non-resident enterprise” by the PRC tax authorities, the dividends we receive from our PRC subsidiaries will be subject to a 10% withholding tax. The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, the dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise that receives a dividend is considered a non-PRC tax resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. Accordingly, Autozi Internet Technology (HK) Limited may be able to enjoy the 5% withholding tax rate for the dividends it receives from its PRC subsidiaries if it satisfies the relevant conditions under tax rules and regulations, and obtains the approvals as required.

CAYMAN ISLANDS TAXATION

The Cayman Islands currently levies no taxes on individuals or corporations based on profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction or produced before a court of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands. However, changes in Cayman Islands law may affect these policies in the future.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. Federal income tax considerations relevant to the acquisition, ownership, and disposition of our Class A ordinary shares by U.S. Holders (as defined below) that will hold our Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the “Code”). This discussion is based upon applicable provisions of the Code, U.S. Treasury regulations promulgated thereunder, pertinent judicial decisions, interpretive rulings of the U.S. Internal Revenue Service, or the IRS, and such other authorities as we have considered relevant, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax and/or reporting rules (for example, certain financial institutions; insurance companies; broker-dealers; pension plans; regulated investment companies; real estate investment trusts; tax-exempt organizations (including private foundations); holders who are not U.S. Holders (as defined below); holders who own (directly, indirectly, or constructively) 10% or more of the voting power or value of our stock; investors that will hold their Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes; investors that are traders in securities that have elected the mark-to-market method of accounting; investors that have a functional currency other than the U.S. dollar), or holders that acquire ordinary shares through the exercise of options or other convertible instruments or in connection with the provision of services, all of whom may be subject to tax rules that differ significantly from those discussed below.

In addition, this discussion does not address tax considerations relevant to U.S. Holders under any non-U.S., state or local tax laws, the Medicare tax on net investment income, the one-percent excise tax on stock repurchases, estate or gift tax, or the alternative minimum tax. Each U.S. Holder is urged to consult its tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in Class A ordinary shares.

The discussion below of U.S. federal income tax consequences applies to you if you are a “U.S. Holder.” You are a U.S. Holder if you are a beneficial owner of our Class A ordinary shares and you are: (i) an individual who is a citizen or resident of the United States for U.S. Federal income tax purposes; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in, or organized under the law of any state of the United States, or the District of Columbia; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. federal or state court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If you are a partner in a partnership (including any entity or arrangement which is treated or elects to be treated as a partnership for U.S. federal income tax purposes) that holds our Class A ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership (or any such entity or arrangement which is treated as or elects to be treated as a partnership for U.S. federal income tax purposes). Partners in a partnership (or any such entity or arrangement which is treated as or elects to be treated as a partnership for U.S. federal income tax purposes) holding our Class A ordinary shares should consult their tax advisors regarding the tax consequences of an investment in the Class A ordinary shares.

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any PRC or other tax withheld) paid on our Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in your gross income as dividend income on the day actually or constructively received by you. Because we do not intend to determine our earnings and profits under U.S. federal income tax principles, any distribution paid will generally be treated as a dividend for U.S. federal income tax purposes by us. Dividends received by corporations on our Class A ordinary shares may be eligible for the dividends received deduction allowed to U.S. corporations under the Code.

A non-corporate U.S. Holder generally may be subject to tax at preferential tax rates applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our stock is readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC tax resident enterprise under the PRC tax law, we are eligible for the benefit of the comprehensive United States-PRC income tax treaty, or the “Treaty”, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. U.S. holders are urged to consult their own tax advisors regarding the availability of the preferential rate for any dividends paid with respect to our Class A ordinary shares.

In the event that we are deemed to be a PRC tax resident enterprise under PRC tax law, you may be subject to PRC withholding taxes on dividends paid on our Class A ordinary shares, as described under “Taxation—People’s Republic of China Taxation”. If we are deemed to be a PRC tax resident enterprise, you may, however, be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares may be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above.

For U.S. foreign tax credit purposes, dividends generally will be treated as income from foreign sources and generally will constitute “passive” category income. Depending on your particular circumstances, you may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our Class A ordinary shares. If you do not elect to claim a foreign tax credit for foreign tax withheld, you may instead claim a deduction, for U.S. federal income tax purposes, for the foreign tax withheld, but only for a year in which you elect to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Sale or Other Disposition of Class A Ordinary Shares

Subject to the PFIC rules discussed below, you generally will recognize capital gain or loss upon the sale or other disposition of our Class A ordinary shares or ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and your adjusted tax basis in such Class A ordinary shares or ordinary shares. Any capital gain or loss will be long-term capital gain or loss if you have held the Class A ordinary shares for more than one year, and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. In the event that we are deemed to be a PRC tax resident enterprise under PRC tax law, gain from the disposition of the Class A ordinary shares may be subject to tax in the PRC, as described under “Taxation—People’s Republic of China Taxation”. If such income were treated as U.S.-source income for foreign tax credit purposes, you might not be able to use the foreign tax credit arising from any tax imposed on the sale, exchange, or other taxable disposition of our Class A ordinary shares unless such credit could be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. However, if PRC tax were to be imposed on any gain from the disposition of our Class A ordinary shares, if you are eligible for the benefits of the Treaty, you generally may be able to treat such gain as foreign-source income. The deductibility of a capital loss may be subject to limitations. You are urged to consult your tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

PFIC Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s goodwill associated with active business activity is taken into account as an active asset. We will be treated as owning our proportionate share of the assets and income of any other corporation or partnership (or entity which is treated or elects to be treated as a partnership for U.S. federal income tax purposes) in which we own, directly or indirectly, more than 25% (by value) of the stock or interests.

Based on the projected composition of our assets and income, we do not anticipate being classified as a PFIC for our taxable year ending September 30, 2024. While we do not anticipate being classified as a PFIC, because the value of our assets for purposes of the PFIC asset test will generally be determined by reference to the market price of our Class A ordinary shares, fluctuations in the market price of our Class A ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year. The determination of whether we will become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be classified as a PFIC for our taxable year ending September 30, 2024 or any future taxable year. If we are classified as a PFIC for any taxable year during which you hold our Class A ordinary shares, we generally will continue to be treated as a PFIC, unless you make certain elections, for all succeeding years during which you hold our Class A ordinary shares even if we cease to qualify as a PFIC under the rules set forth above.

If we are a PFIC for any taxable year during which you hold our Class A ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of our Class A ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A ordinary shares;

●	amounts allocated to the current taxable year and any taxable years in your holding period prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income; and

●	amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to you for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

If we are classified as a PFIC for any taxable year during which you hold our Class A ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a valid mark-to-market election for the Class A ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Class A ordinary shares as of the close of your taxable year over your adjusted basis in such Class A ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the Class A ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the Class A ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the Class A ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A ordinary shares. Your basis in the Class A ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the preferential rates for qualified dividend income would not apply).

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that the Class A ordinary shares will be listed on the Nasdaq Global Market, which is a qualified exchange for these purposes. If the Class A ordinary shares are regularly traded, and the Class A ordinary shares qualify as “marketable stock” for purposes of the mark-to-market rules, then the mark-to-market election might be available to you if we were to become a PFIC.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, you may continue to be subject to the PFIC rules with respect to your indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not currently intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If you own our Class A ordinary shares during any taxable year that we are a PFIC, you must file an annual report with the IRS, subject to certain exceptions based on the value of the Class A ordinary shares held. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing of our Class A ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting and Backup Withholding

You may be required to submit to the IRS certain information with respect to your beneficial ownership of our Class A ordinary shares, if such Class A ordinary shares are not held on your behalf by certain financial institutions. Penalties also may be imposed if you are required to submit such information to the IRS and fail to do so.

Dividend payments with respect to Class A ordinary shares and proceeds from the sale, exchange or redemption of Class A ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. Federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. You are urged to consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. Holders are urged to consult their tax advisors with respect to the tax consequences to them of the acquisition, ownership and disposition of our ordinary shares and warrants, including the tax consequences under state, local, estate, foreign and other tax laws and tax treaties and the possible effects of changes in U.S. or other tax laws.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Documents concerning us that are referred to in this document may be inspected at c/o Building B09, Intelligence Park No. 26 Yongtaizhuang North Road, Haidian District, Beijing, China. In addition, we file annual reports and other information with the Securities and Exchange Commission. We file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. All documents filed or furnished by us with the SEC are available to the public through the SEC’s electronic data gathering, analysis, and retrieval system at www.sec.gov and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. Copies of these documents may also be requested directly from us by contacting our investor relations department at our principal executive office. In accordance with Nasdaq Stock Market Rule 5250(d), this Annual Report is also available on our investor relations website at www.autozi.com.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company - A. History and Development of the Company” and Exhibit 8.1 to this Annual Report.

J. Annual Report to Security Holders

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash.

Inflation

Inflationary factors, such as increases in supply costs as well as personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to September 30, 2024, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the fiscal years ended September 30, 2022, 2023 and 2024.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and type of customers, suppliers, service providers and related parties. In measuring the credit risk of our sales to our customers, advance to our suppliers, deposits and other receivables to our service providers and loan to related parties, we mainly reflect the “probability of default” by the customers, suppliers, service providers and related parties on their contractual obligations and consider the current financial position of the customers, suppliers, service providers and related parties and the current and likely future exposures to the customers, suppliers, service providers and related parties.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

With the exception of Items 12.D.3 and 12.D.4, this Item 12 is not applicable for annual reports on Form 20-F. As to Items 12.D.3 and 12.D.4, this Item 12 is not applicable, as the Company does not have any American Depositary Shares.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the Registration Statement on Form F-1, in relation to our initial public offering of 2,500,000 Class A ordinary shares. The initial public offering was consummated on August 27, 2024. The managing underwriter was Kingswood Capital Partners, LLC. The Class A ordinary shares were sold at an offering price of $4.00 per share, generating gross proceeds of approximately $10 million, and net proceeds of approximately $6.4 million.

We have earmarked and have used and have been using the proceeds of the initial public offering as follows:

●	approximately 50% for enhancing our supply chain management capabilities, expanding and optimizing our warehouse coverage, integrating supply chain resources of automotive and auto parts;
●	approximately 50% for general corporate purposes, which may include strategic investments and acquisitions, although we have not identified any specific investments or acquisition opportunities at this time.

Item 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of September 30, 2024. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of September 30, 2024 were not effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of September 30, 2024. The assessment was based on criteria established in the framework Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of September 30, 2024, our internal control over financial reporting was not effective due to material weaknesses identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.”

Internal Control Over Financial Reporting

Prior to the completion of the offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In the course of auditing, our combined and consolidated financial statements for the fiscal years ended September 30, 2024, we identified two material weaknesses in our internal control over financial reporting as of September 30, 2024. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim combined and consolidated financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to (1) lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements including but not limited to the procedures over identifying related party transactions and the disclosure controls; and (2) lack of internal file management procedures. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

To remedy our identified material weaknesses, we have started adopting measures to improve our internal control over financial reporting, including, among others:

1. hiring more qualified accounting personnel, engaging financial advisor with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and setting up a financial and system control framework;

2. strengthening corporate governance;

3. establishing internal document management policies and continuing our efforts to implement necessary review and controls at relevant levels on all important documents.

However, we cannot assure you that we will remediate our material weaknesses in a timely manner. See “Item 3.D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.”

As a company with less than US$1.235 billion in revenue for its last fiscal year, we will qualify as an “emerging growth company” pursuant to the JOBS Act following the Business Combination. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

We did not include an attestation report of the Company’s registered public accounting firm in this annual report on Form 20-F due to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Kevin Vassily is an audit committee financial expert as that term is defined in Item 16A(b) of Form 20-F, and “independent” as that term is defined in the NASDAQ listing standards.

Item 16B. CODE OF ETHICS

Our Board has adopted a code of business conduct and ethics that applies to our directors, officers and employees. See Exhibit 11.1 to this Annual Report for the Code of Business Conduct and Ethics.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by Marcum Asia CPAs LLP for the periods indicated:

	September 30, 2024	September 30, 2023
	USD’000	USD’000
Audit Fees	$673	$762
Total Fees	$673	$762

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent auditor including audit services, audit-related services, tax services and other services.

Our Audit Committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. CORPORATE GOVERNANCE

See “Item 6. Directors, Senior Management and Employees” for more information.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

On January 23, 2025, we adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees, of which was reasonably designed to promote compliance with applicable insider trading laws. A copy of the insider trading policies is attached as an exhibit to this Annual Report.

Item 16K. CYBERSECURITY

The Company’s executive officers oversee the strategic processes to safeguard data and comply with relevant regulations and have overall responsibility for evaluating cybersecurity risks, as well as related policies and risks in connection with the Company’s supply chain, suppliers and other service providers. The Company does not currently engage any assessors, consultants, auditors, or other third parties in connection with any such processes, given the size and scale of the Company, the resources available to it, the anticipated expenditures, and the risks it faces in terms of cybersecurity. The Company’s executive officers are responsible for overseeing and periodically reviewing and identifying risks from material cybersecurity threats associated with its use of any third-party service provider. These processes include regular risk assessments and the implementation of necessary controls to mitigate potential vulnerabilities.

Since the start of its latest completed fiscal year and up to the date of this Annual Report, the Company is not aware of any material risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect the registrant, including its business strategy, results of operations, or financial condition. The Company acknowledges the evolving nature of cybersecurity threats and continues to assess its exposure to such risks on an ongoing basis.

In addition, the Company’s board of directors is collectively responsible for oversight of risks from cybersecurity threats. The Company’s executive officers have limited experience in the area of cybersecurity, but where necessary in the view of the Company’s executive officers, the Company will consult with external advisers to manage and remediate any cybersecurity incidents. For material cybersecurity incidents, the Company’s executive officers will promptly inform, update, and seek the instructions of the board.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Autozi Internet Technology (Global) Ltd., and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant (Previously filed; incorporated by reference to Exhibit 3.2 filed with the Registration Statement on Form F-1 (File No. 333-281215), filed with the Securities and Exchange Commission on August 2, 2024)
2.1*	Description of Securities
2.2	Specimen Certificate for Class A Ordinary Shares ((Previously filed; incorporated by reference to Exhibit 4.1 filed with the Registration Statement on Form F-1 (File No. 333-281215), filed with the Securities and Exchange Commission on August 2, 2024)
2.3	Underwriting Agreement (Previously filed; incorporated by reference to Exhibit 1.1 filed with the Registration Statement on Form F-1 (File No. 333-281215), filed with the Securities and Exchange Commission on August 2, 2024)
4.1	Form of Employment Agreement between the Registrant and each of its executive officers (Previously filed; incorporated by reference to Exhibit 10.1 filed with the Registration Statement on Form F-1 (File No. 333-281215), filed with the Securities and Exchange Commission on August 2, 2024)
4.2	Form of Director Agreement between the Registrant and each of its directors (Previously filed; incorporated by reference to Exhibit 10.2 filed with the Registration Statement on Form F-1 (File No. 333-281215), filed with the Securities and Exchange Commission on August 2, 2024)
4.3	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (Previously filed; incorporated by reference to Exhibit 10.3 filed with the Registration Statement on Form F-1 (File No. 333-281215), filed with the Securities and Exchange Commission on August 2, 2024)
4.4	Form of Director Offer Letter between the Registrant and each of its independent directors (Previously filed; incorporated by reference to Exhibit 10.4 filed with the Registration Statement on Form F-1 (File No. 333-281215), filed with the Securities and Exchange Commission on August 2, 2024)
4.5	English translation of form of MBS store cooperative agreement in Hunan (Previously filed; incorporated by reference to Exhibit 10.5 filed with the Registration Statement on Form F-1 (File No. 333-281215), filed with the Securities and Exchange Commission on August 2, 2024)
4.6	English translation of form of MBS store cooperative agreement in Henan (Previously filed; incorporated by reference to Exhibit 10.6 filed with the Registration Statement on Form F-1 (File No. 333-281215), filed with the Securities and Exchange Commission on August 2, 2024)
4.7	English translation of form of MBS store cooperative agreement in Beijing (Previously filed; incorporated by reference to Exhibit 10.7 filed with the Registration Statement on Form F-1 (File No. 333-281215), filed with the Securities and Exchange Commission on August 2, 2024)
4.8	Form of Warrant Agreement between the Registrant and the Warrant Holder (Previously filed; incorporated by reference to Exhibit 10.8 filed with the Registration Statement on Form F-1 (File No. 333-281215), filed with the Securities and Exchange Commission on August 2, 2024)
4.9	English translation of Performance Commitment Agreement dated February 3, 2016 (Previously filed; incorporated by reference to Exhibit 10.9 filed with the Registration Statement on Form F-1 (File No. 333-281215), filed with the Securities and Exchange Commission on August 2, 2024)
4.10	English translation of Investment Agreement dated May 3, 2022 (Previously filed; incorporated by reference to Exhibit 10.10 filed with the Registration Statement on Form F-1 (File No. 333-281215), filed with the Securities and Exchange Commission on August 2, 2024)
4.11	English translation of Convertible Bond Financing Agreement dated September 23, 2019 (Previously filed; incorporated by reference to Exhibit 10.11 filed with the Registration Statement on Form F-1 (File No. 333-281215), filed with the Securities and Exchange Commission on August 2, 2024)

4.12	English translation of Convertible Bond Financing Agreement dated January 12, 2020 (Previously filed; incorporated by reference to Exhibit 10.12 filed with the Registration Statement on Form F-1 (File No. 333-281215), filed with the Securities and Exchange Commission on August 2, 2024)
4.13	English translation of form of loan agreement with related parties (Previously filed; incorporated by reference to Exhibit 10.13 filed with the Registration Statement on Form F-1 (File No. 333-281215), filed with the Securities and Exchange Commission on August 2, 2024)
4.14	English translation of Supplementary Agreement on Repurchase Rights and Performance Contingent Agreement dated March 30, 2023 (Previously filed; incorporated by reference to Exhibit 10.14 filed with the Registration Statement on Form F-1 (File No. 333-281215), filed with the Securities and Exchange Commission on August 2, 2024)
4.15	English translation of Capital Increase and Share Expansion Agreement dated March 23, 2023 (Previously filed; incorporated by reference to Exhibit 10.15 filed with the Registration Statement on Form F-1 (File No. 333-281215), filed with the Securities and Exchange Commission on August 2, 2024)
4.16	English translation of Loan Agreement dated November 25, 2021 (Previously filed; incorporated by reference to Exhibit 10.16 filed with the Registration Statement on Form F-1 (File No. 333-281215), filed with the Securities and Exchange Commission on August 2, 2024)
4.17	English translation of Loan Agreement dated November 25, 2022 (Previously filed; incorporated by reference to Exhibit 10.17 filed with the Registration Statement on Form F-1 (File No. 333-281215), filed with the Securities and Exchange Commission on August 2, 2024)
4.18	English translation of Investment Agreement between Autozi Internet Technology Co., Ltd. and Hunan Tianchang Real Estate Co., Ltd. dated June 22, 2020 (Previously filed; incorporated by reference to Exhibit 10.18 filed with the Registration Statement on Form F-1 (File No. 333-281215), filed with the Securities and Exchange Commission on August 2, 2024)
4.19	Autozi Internet Technology (Global) Ltd. 2024 Equity Incentive Plan (Previously filed; incorporated by reference to Exhibit 10.1 filed with the Registration Statement on Form S-8 (File No. 333-283337), as amended, initially filed with the Securities and Exchange Commission on November 19, 2024)
8.1*	List of Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (Previously filed; incorporated by reference to Exhibit 99.1 filed with the Registration Statement on Form F-1 (File No. 333-281215), filed with the Securities and Exchange Commission on August 2, 2024)
11.2*	Insider Trading Policy
12.1*	Certification of Chief Executive Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
12.2*	Certification of Chief Financial Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
13.1**	Certifications of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350
13.2**	Certifications of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350
15.1*	Consent of Harney Westwood & Riegels
15.2*	Consent of Commerce & Finance Law Offices
15.3*	Consent of Marcum Asia CPAs LLP, an independent registered public accounting firm
97.1*	Compensation Recovery Policy of the Company
101.INS**	Inline XBRL Instance Document-this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH**	Inline XBRL Taxonomy Extension Scheme Document
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Autozi Internet Technology (Global) Ltd.

By:	/s/ Houqi Zhang
Name:	Houqi Zhang
Title:	Chief Executive Officer
(Principal Executive Officer)

By:	/s/ Jinming Dong
Name:	Jinming Dong
Title:	Chief Financial Officer

Dated:	January 27, 2025

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Autozi Internet Technology (Global) Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Autozi Internet Technology (Global) Ltd. (the “Company”) as of September 30, 2023 and 2024, the related combined and consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ deficit and cash flows for each of the three years in the period ended September 30, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying combined and consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The combined and consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2022.

Beijing, China

January 27, 2025

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except for share and per share data, or otherwise noted)

	As of September 30,
	2023	2024
ASSETS
Current assets
Cash and cash equivalents	$2,120	$1,972
Restricted cash	-	501
Accounts receivable, net	132	417
Advance to suppliers, net	11,553	6,513
Inventories	889	3,270
Prepayments, receivables and other assets, net	1,803	8,120
Deferred offering cost	1,555	-
Amounts due from related parties, net	403	294
Total current assets	18,455	21,087

Non-current assets
Property, equipment and software, net	441	427
Operating lease right-of-use assets	139	343
Total non-current assets	580	770

TOTAL ASSETS	$19,035	$21,857

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	$5,739	$8,131
Convertible bonds	4,180	4,346
Accounts payable	1,389	2,868
Deferred revenues	8,913	6,545
Accrued expenses and other current liabilities	11,485	17,189
Payable to redeemable non-controlling interests	14,893	16,616
Lease liabilities, current	352	530
Amounts due to related parties	478	767
Total current liabilities	47,429	56,992

Non-current liabilities
Lease liabilities, non-current	17	42
Total non-current assets	17	42

TOTAL LIABILITIES	47,446	57,034

Commitments and contingencies (Note 21)

Mezzanine equity
Redeemable principal interests (US$0.000001 par value; 28,900,700 and nil shares issued and outstanding as of September 30, 2023 and 2024, respectively)*	118,860	-
Total mezzanine equity	$118,860	$-

Shareholders’ deficit
Ordinary shares (US$0.000001 par value; 500,000,000,000 and 500,000,000,000 shares authorized as of September 30, 2023 and 2024; 73,580,500 and nil shares issued and outstanding as of September 30, 2023 and 2024, respectively)*	-	-
Class A ordinary shares (US$0.000001 par value; 480,000,000,000 and 480,000,000,000 shares authorized as of September 30, 2023 and 2024; nil and 70,386,100 shares issued and outstanding as of September 30, 2023 and 2024, respectively)*	-	-
Class B ordinary shares (US$0.000001 par value; 20,000,000,000 and 20,000,000,000 shares authorized as of September 30, 2023 and 2024; nil and 34,595,100 shares issued and outstanding as of September 30, 2023 and 2024, respectively)*	-	-
Subscription receivable	-	-
Additional paid-in capital	4,579	84,824
Accumulated deficit	(166,020)	(129,532)
Accumulated other comprehensive income	14,699	10,967
Total AUTOZI shareholders’ deficit	(146,742)	(33,741)
Non-controlling interests	(529)	(1,436)
Total shareholders’ deficit	(147,271)	(35,177)

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	$19,035	$21,857

*	The shares and per share information are presented on a retroactive basis to reflect the First Share Split and Second Share Split (See Note 16).

The accompanying notes are an integral part of these combined and consolidated financial statements.

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS) (In U.S. dollars in thousands, except for share and per share data, or otherwise noted)

	For the years ended September 30,
	2022	2023	2024

Revenues	$120,348	$113,541	$124,737
Cost of revenues	(119,632)	(113,045)	(123,484)
Gross profit	716	496	1,253

Operating expenses
Selling and marketing expenses	(1,445)	(1,137)	(1,267)
General and administrative expenses	(2,882)	(5,370)	(4,335)
Research and development expenses	(1,049)	(1,314)	(1,098)
Total operating expenses	(5,376)	(7,821)	(6,700)

Operating loss	(4,660)	(7,325)	(5,447)

Other income/(expense)
Litigation related expenses	-	(1,456)	(2,969)
Interest expenses, net	(1,657)	(2,060)	(2,707)
Other income, net	142	214	17
Investment income	10	78	-
Total other expenses, net	(1,505)	(3,224)	(5,659)

Loss before income tax expenses	(6,165)	(10,549)	(11,106)
Income tax expenses	-	-	-
Net loss	$(6,165)	$(10,549)	$(11,106)
Less: net loss attributable to non-controlling interests	(551)	(397)	(250)
Less: net loss attributable to mezzanine equity	(98)	(162)	(153)
Less: accretion of mezzanine equity to redemption value	13,194	11,587	10,300
Plus: conversion of redeemable principal interests into ordinary shares upon IPO	-	-	53,469
Net (loss)/income attributable to the Company’s ordinary shareholders	$(18,710)	$(21,577)	$32,466

Net loss	(6,165)	(10,549)	(11,106)

Foreign currency translation difference, net of tax of nil	14,356	3,935	(3,685)

Total comprehensive income/(loss)	$8,191	$(6,614)	$(14,791)
Less: total comprehensive loss attributable to non-controlling interests	(544)	(413)	(203)
Comprehensive income/(loss) attributable to the Company	$8,735	$(6,201)	$(14,588)

Net (loss)/earnings per share of non-redeemable ordinary shares- Basic and diluted*	(0.19)	(0.22)	0.32

Weighted average shares outstanding of non-redeemable ordinary shares	71,099,300	71,117,252	76,497,505

Net earnings/(loss) per share of redeemable ordinary shares- Basic and diluted*	0.18	0.16	(1.33)

Weighted average shares outstanding of redeemable ordinary shares	28,900,700	28,900,700	26,294,899

*	The shares and per share information are presented on a retroactive basis to reflect the Reorganization, First Share Split and Second Share Split (See Note 1(c) and Note 16).

The accompanying notes are an integral part of these combined and consolidated financial statements.

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(In U.S. dollars in thousands, except for share and per share data, or otherwise noted)

										Accumulated	Total
	Class A		Class B					Additional		other	AUTOZI	Non-	Total
	Ordinary Shares		Ordinary Shares		Ordinary Shares		Shareholder	paid-in	Accumulated	comprehensive	shareholders’	controlling	shareholders’
	Share	Amount	Share	Amount	Share	Amount	subscription	capital	deficit	(loss)/income	deficit	interests	deficit

Balance as of September 30, 2021	-	$-	-	$-	71,099,300	-	$-	$-	$(150,254)	$(3,601)	$(153,855)	$(1,122)	$(154,977)
Net loss	-	-	-	-	-	-	-	-	(5,614)	-	(5,614)	(551)	(6,165)
Non-controlling interest capital contribution	-	-	-	-	-	-	-	-	-	-	-	1,568	1,568
Acquisition of non-controlling interests in subsidiaries	-	-	-	-		-	-	(25)	-	-	(25)	25	-
Changes in non-controlling interests results in disposal of subsidiaries	-	-	-	-		-	-	-	-	-	-	(43)	(43)
Net loss attributable to mezzanine equity	-	-	-	-		-	-	-	98	-	98	-	98
Accretion to redemption value of mezzanine equity	-	-	-	-		-	-	(13,096)	(98)	-	(13,194)	-	(13,194)
Reclassification of mezzanine equity to permanent equity	-	-	-	-		-	-	20,325	-	-	20,325	-	20,325
Foreign currency translation	-	-	-	-		-	-	-	-	14,349	14,349	7	14,356
Balance as of September 30, 2022	-	$-	-	$-	71,099,300	-	$-	$7,204	$(155,868)	$10,748	$(137,916)	$(116)	$(138,032)
Net loss	-	-	-	-	-	-	-	-	(10,152)	-	(10,152)	(397)	(10,549)
Net loss attributable to mezzanine equity	-	-	-	-	-	-	-	-	162	-	162	-	162
Capital contribution from principal shareholders	-	-	-	-	2,481,200	-	-	8,800	-	-	8,800	-	8,800
Accretion to redemption value of mezzanine equity	-	-	-	-	-	-	-	(11,425)	(162)	-	(11,587)	-	(11,587)
Foreign currency translation	-	-	-	-	-	-	-	-	-	3,951	3,951	(16)	3,935
Balance as of September 30, 2023	-	$-	-	$-	73,580,500	-	$-	$4,579	$(166,020)	$14,699	$(146,742)	$(529)	$(147,271)
Net loss	-	-	-	-	-	-	-	-	(10,856)	-	(10,856)	(250)	(11,106)
Net loss attributable to mezzanine equity	-	-	-	-	-	-	-	-	153	-	153	-	153
Accretion to redemption value of mezzanine equity	-	-	-	-	-	-	-	(4,020)	(6,280)	-	(10,300)	-	(10,300)
Re-designation of ordinary shares into Class A Ordinary Shares	38,985,400	-	-	-	(38,985,400)	-	-	-	-	-	-	-	-
Re-designation of ordinary shares into Class B Ordinary Shares	-	-	34,595,100	-	(34,595,100)	-	-	-	-	-	-	-	-
Issuance of ordinary shares upon Initial public offering (“IPO”), net of issuance costs	2,500,000	-	-	-	-	-	-	9,029	-	-	9,029	-	9,029
Offering cost incurred for IPO	-	-	-	-	-	-	-	(2,603)	-	-	(2,603)	-	(2,603)
Reduction of capital	-	-	-	-	-	-	-	-	-	-	-	(704)	(704)
Adoption of ASC326	-	-	-	-	-	-	-	-	2	-	2	-	2
Conversion of redeemable principal interests into ordinary shares upon IPO	28,900,700	-	-	-	-	-	-	77,839	53,469	-	131,308	-	131,308
Foreign currency translation	-	-	-	-	-	-	-	-	-	(3,732)	(3,732)	47	(3,685)
Balance as of September 30, 2024	70,386,100	-	34,595,100	$-	-	-	$-	$84,824	$(129,532)	$10,967	$(33,741)	$(1,436)	$(35,177)

* The shares and per share information are presented on a retroactive basis to reflect the Reorganization, First Share Split and Second Share Split (See Note 1(c) and Note 16).

The accompanying notes are an integral part of these combined and consolidated financial statements.

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands, except for share and per share data, or otherwise noted)

	For the years ended September 30,
	2022	2023	2024

Cash flows from operating activities:
Net loss	$(6,165)	$(10,549)	$(11,106)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision of expected credit losses	37	2,452	837
Depreciation and amortization	300	229	91
Amortization of operating lease right-of-use assets	145	171	216
Inventory write-downs	-	49	-
Losses from disposal of property, equipment and software	30	-	-
Investment income	(10)	(78)	-
Gain on lease early termination	-	-	(29)
Changes in operating assets and liabilities:
Accounts receivable	625	320	(353)
Advance to suppliers	(4,141)	5,244	4,975
Inventories	(483)	(202)	(2,285)
Amounts due from related parties	-	(154)	169
Prepaid expenses and other current asset, net	(163)	(533)	(9,640)
Accounts payable	(122)	(1,078)	1,388
Deferred revenues	1,853	(4,081)	(2,651)
Accrued expenses and other current liabilities	3,256	630	7,592
Payable to redeemable non-controlling interests		329	1,102
Operating lease liabilities	(29)	(97)	(197)
Amounts due to related parties	3	67	(177)
Net cash used in operating activities	$(4,864)	$(7,281)	$(10,068)

Cash flows from investing activities:
Purchase of property, equipment and software	(211)	-	(61)
Proceed from disposal of property and equipment	-	2	-
Loans to related parties	(136)	(82)	(117)
Collection from loans to related parties	2,174	217	70
Net cash provided by/(used in) investing activities	$1,827	$137	$(108)

Cash flows from financing activities:
Proceeds from borrowings from third parties	9,255	8,490	10,349
Repayments of borrowings to third parties	(9,232)	(8,656)	(8,242)
Payment for deferred offering cost	-	(1,123)	(377)
Proceeds from borrowings from related parties	-	2,375	1,566
Repayment of borrowings to related parties	(814)	(2,683)	(1,146)
Proceeds from capital contribution	1,568	8,846	-
Capital reduction of non-controlling interest	-	-	(704)
Proceeds from issuance of mezzanine equity	3,815	-	-
Net proceeds from initial public offering	-	-	9,029
Net cash provided by financing activities	$4,592	$7,249	$10,475

Effect of exchange rate changes on cash, cash equivalents and restricted cash	$(233)	$(56)	$54

Net increase in cash, cash equivalents and restricted cash:	1,322	49	353
Cash, cash equivalents and restricted cash at the beginning of period	749	2,071	2,120
Cash, cash equivalents and restricted cash at the end of the period	$2,071	$2,120	$2,473

Supplemental disclosure of cash flow information:
Income tax paid	$-	$-	$-
Interest paid	$581	$606	$394

Supplemental schedule of non-cash financing activities:
Attribution of net loss to subsidiary’s mezzanine equity	$(98)	$(162)	$(153)
Accretion of mezzanine equity to redemption value	$13,194	$11,587	$10,300
Debt offset between related parties (Note 20)	1,373	-	153
Conversion of redeemable principal interests into ordinary shares upon IPO	-	-	131,308
Right-of-use assets obtained in exchange for new operating lease liabilities	172	-	453

The accompanying notes are an integral part of these combined and consolidated financial statements.

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

1. Organization and principal activities

(a)	Principal activities

Autozi Internet Technology (Global) Ltd. (“AUTOZI”, or the “Company”) was incorporated under the laws of the Cayman Islands on July 15, 2021 as an exempted company with limited liability. The Company primarily engages in the sales of new cars, auto parts and auto accessories, as well as automotive insurance related services through its subsidiaries (collectively, the “Group”) in the People’s Republic of China (“PRC” or “China”). As a comprehensive automobile service provider, AUTOZI provides series of automotive services covering the full life cycle of automotives, including new car sales, auto parts and auto accessories sales, and automotive insurance related services.

(b)	Organization

AUTOZI was incorporated as a holding company in the Cayman Islands on July 15, 2021, who owns 100% equity interest of Autozi Internet Technology (BVI) Ltd. (“Autozi BVI”). Autozi Internet Technology (HK) Co., Ltd. (“Autozi HK”) is a 100% wholly-owned subsidiary of Autozi BVI in Hongkong, who established a wholly-owned subsidiary, Autozi Investment Management (Anhui) Co., Ltd. (“Autozi Investment Management”), a wholly-owned foreign enterprise (“WFOE”) incorporated in PRC.

Autozi Internet Technology Co., Ltd. (“Autozi Internet Technology”) was established under the laws of the PRC on June 2, 2010 along with its subsidiaries are the Group’s main operating entities in China.

(c)	Reorganization

In anticipation of an initial public offering (“IPO”) of its equity securities, the Group undertook the following steps to effect a reorganization (the “Reorganization”), which was completed on January 5, 2023:

● Formation of AUTOZI, Autozi BVI, Autozi HK, Autozi Investment Management (WFOE).

● WFOE obtained 95.05% of the equity interests of Autozi Internet Technology by increasing in the registered capital of Autozi Internet Technology (the “Capital Increase”)

Immediately before and after the Reorganization as described above, AUTOZI together with its subsidiaries were effectively controlled by the same controlling shareholders; therefore, the Reorganization was accounted for as a recapitalization, and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. Since all of the subsidiaries were under common control for the entirety of the years ended September 30, 2022, 2023 and 2024, the results of these subsidiaries are included in the financial statements for all periods, and the equity has been restated to reflect the change as well.

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

As of September 30, 2024, the details of the Company’s major subsidiaries are as follows.

Name	Date of Incorporation	Place of incorporation	Percentage of ownership	Principal Activities
Autozi BVI	November 15, 2021	British Virgin Islands	100.00%	Investment holding
Autozi HK	June 17, 2022	Hong Kong, PRC	100.00%	Investment holding
Autozi Investment Management (WFOE)	December 30, 2022	PRC	100.00%	Investment holding
Autozi Internet Technology (“Autozi China”)	June 2, 2010	PRC	95.08%	Auto parts and auto accessories sales platform
Autozi Chifu Auto Services (Beijing) Co., Ltd	July 16, 2015	PRC	76.07%	Auto parts and auto accessories sales platform
Autozi Supply Chain Management (Beijing) Co., Ltd	June 30, 2016	PRC	95.08%	Auto parts and auto accessories sales platform
Autozi E-commerce (Kunshan) Co., Ltd.	July 16, 2013	PRC	95.08%	Auto parts and auto accessories sales
Quantum Data Technology (Beijing) Co., Ltd (“Beijing Quantum”)	May 17, 2016	PRC	86.52%	Auto parts and auto accessories sales platform
Autozi Technology (Shenzhen) Co., Ltd. (formerly known as Quantum Commercial Factoring (Shenzhen) Co., Ltd (“Shenzhen Quantum”)	June 8, 2016	PRC	86.52%	Auto parts and auto accessories sales platform
Autozi Internet Technology (Hunan) Co., Ltd. (“Autozi Hunan”)	October 30, 2019	PRC	95.08%	New car sales and related services
Autozi Internet Technology (Changsha) Co., Ltd. (“Autozi Changsha”)	December 10, 2019	PRC	95.08%	New car sales and related services
Autozi Auto Services Co. Ltd.	March 17, 2020	PRC	95.08%	Automotive insurance related services
Baicheng Auto Services (Henan) Co., Ltd.	November 23, 2018	PRC	51.00% owned by Autozi Baofu 48.49% owned by WFOE	Automotive insurance related services
Autozi Baofu Auto Services (Beijing) Co, Ltd	February 2, 2018	PRC	95.08%	Automotive insurance related services
Autozi Baofu Automobile Service Co. Ltd. (“Autozi Baofu”)	March 17, 2020	PRC	95.08%	Automotive insurance related services

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

2. Going concern

For the years ended September 30, 2022, 2023 and 2024, the Group incurred net loss of US$6,165, US$10,549 and US$11,106, with negative operating cash flows of US$4,864, US$7,281 and US$10,068. As of September 30, 2024, the Group had an accumulated deficit of US$129,532 and negative working capital of US$35,905. These conditions raise substantial doubt about the Group’s ability to continue as a going concern for a period of one year from the date that these combined and consolidated financial statements are issued.

The Group has funded its operations and capital needs primarily through the net proceeds received from capital contributions, bank borrowings and the initial public offering. To meet the cash requirements for the next 12 months from the issuance date of this report, the Group is undertaking a combination of the remediation plans:

(a) The Group is seeking for an extension of liabilities including bank loans, convertible bonds and corresponding interests to be paid until the funding shortage issue is resolved.

(b) The Group is focusing on the improvement of operation efficiency, implementation of strict cost control and budget and enhancement internal controls to create synergy of the Group’s resources.

(c) The Group also plans to raise additional capital, including among others, obtaining debt and equity financing, to support its operating.

The management plan cannot alleviate the substantial doubt of the Group’s ability to continue as a going concern. There can be no assurance that the Group will be successful in achieving its strategic plans, that the Group’s future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. If the Group is unable to raise sufficient financing or events or circumstances occur such that the Group does not meet its strategic plans, or that the Group is unsuccessful in increasing its profit and reducing operating losses, it would have a material adverse effect on the Group’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives.

The accompanying combined and consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the combined and consolidated financial statements have been prepared on a basis that assumes the Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

3. Summary of significant accounting policies

(a) Basis of presentation and principles of consolidation

The combined and consolidated financial statements include the financial statements of the Group. The accompanying combined and consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to reflect the financial position, results of operations and cash flows of the Group.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon combination and consolidation.

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

The Group deconsolidates its subsidiaries in accordance with ASC 810-10-40-4 as of the date the Group ceased to have a controlling financial interest in the subsidiaries. The Group accounts for the deconsolidation of its subsidiaries by recognizing a gain or loss in net loss attributable to the Group in accordance with ASC 810-10-40-5. This gain or loss is measured at the date the subsidiaries are deconsolidated as the difference between (a) the aggregate of the fair value of any consideration received, the fair value of any retained non-controlling interest in the subsidiaries being deconsolidated, and the carrying amount of any non-controlling interest in the subsidiaries being deconsolidated, including any accumulated other comprehensive income/(loss) attributable to the non-controlling interest, and (b) the carrying amount of the assets and liabilities of the subsidiaries being deconsolidated.

(b) Use of estimates

The preparation of the combined and consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the combined and consolidated financial statements and accompanying notes. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the combined and consolidated financial statements.

(c) Cash and cash equivalents

Cash and cash equivalents consist of the Group’s demand deposit placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use.

(d) Restricted cash

Restricted cash represents the cash in an escrow account for a period of six months following the completion of the IPO. The escrow account shall be used in the event that the Group would be required to indemnify the underwriter and other indemnified persons any losses mainly from litigation or claims against the Group during IPO process pursuant to the terms of an underwriting agreement with the underwriter.

(e) Accounts receivable, net

Accounts receivable represent the amounts that the Group has an unconditional right to consideration. Accounts receivable, net are stated at the original amount less provision for credit losses. The Group performs ongoing credit evaluation of its customers, and assesses allowance for credit losses based on credit loss model on portfolio basis. The Group estimates the loss rate based on historical experience, the age of the receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. Accounts receivable balances are written off after all collection efforts have been exhausted.

Adoption of Accounting Standards Update (“ASU”) 2016-13

In June 2016, the FASB issued ASU 2016-13: Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. The Group adopted ASU 2016-13 from October 1, 2023 using modified-retrospective transition approach with a cumulative-effect adjustment to accumulated deficit in the amount of US$2 recognized as of October 1, 2023.

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

(f) Inventories

Inventories, primarily consisting of new energy vehicles and auto parts and auto accessories sales available for sale, are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of transportation. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged products, which is dependent upon factors such as historical and forecasted consumer demand. For the fiscal years ended September 30, 2022, 2023 and 2024, the Group recorded inventory write-downs of nil, US$49 and nil, respectively.

(g) Property, equipment and software, net

Property, equipment and software are purchased from third parties and carried at acquisition cost less accumulated depreciation, amortization and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives.

(h) Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset (asset group) may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived asset (asset group) to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the asset (asset group), the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the asset (asset group). Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows.

(i) Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

● Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

● Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

● Level 3—Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consist of cash, accounts receivable, amounts due from related parties, other receivables included in prepayments, receivables and other assets, short-term loan, convertible bonds, accounts payable, amounts due to related parties, other payables included in accrued expenses and other current liabilities. As of September 30, 2023 and 2024, the carrying amounts of other financial instruments approximated to their fair values due to the short- term maturity of these instruments.

(j) Commitments and contingencies

In the normal course of business, the Group is subject to commitments and contingencies, including capital commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

(k) Convertible bonds

The Group evaluates its convertible bonds to determine if the contract or embedded component of the contract qualifies as derivatives to be separately accounted for in accordance with ASC 480, “Distinguish by Liabilities from Equity”, and ASC 815, “Derivatives and Hedging” in relation to the conversion feature, call and put option and settlement feature. The result of this accounting treatment is that the fair value of the embedded derivative, if required to be bifurcated, is marked-to-market at each balance sheet date and recorded as a liability with change in fair value recorded in the combined and consolidated statement of operations. After considering the impact of such features, the Group concludes that, as of September 30, 2023 and 2024, the convertible bonds did not contain any derivative feature. Convertible bond was subsequently measured at amortized cost, using the effective interest rate method. The effective interest rates are the actual interest rate stated in the contracts and there was no discount or premium on acquisition fees or costs.

(l) Revenue recognition

The Group’s revenues are mainly generated from 1) new car sales, 2) auto parts and auto accessories sales, and 3) automotive insurance related services.

The Group recognizes revenues pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services net of business tax and value added tax. A description of the principal revenue generating activities of Group is as follows:

New car sales

The Group generates revenue from sales of new cars primarily the parallel-import cars and a small portion of new energy vehicles through a contract with customer.

For the sales of parallel-import cars, the Group usually first receives purchase intention from customer and feedbacks dynamic quotation taking the market supply and the customizations of the vehicles such as color and trim into consideration. The Group collects the full and fixed deposit of the determined vehicle model from the customer and purchases the vehicle from upstream suppliers. The customer usually enters into the definitive contract with the Group when the vehicle has arrived in port. The contract explicitly states the vehicle model and fixed transaction price that have already been mutually agreed per the purchase intention. The purchase intention is cancellable with partially refundable deposit but the definitive contract is not cancellable. The Group deducts a portion of deposit and returns the rest to the customer upon the cancellation of purchase intention due to the customer’s discretion. The Group returns full deposit if the purchase intention is cancelled for the non-customer reasons.

For the sales of new energy vehicles in the previous fiscal years, the Group principally operates with multiple-brand-service (the “MBS”) stores to show the new energy vehicles and directly enters into sales contract with customer. Since the fiscal year 2023, the Group primarily marketed new energy vehicles directly to customers and ceased the cooperation with MBS stores gradually. The Group mainly attracts individual customers or car dealers to buy cars after the Group directly showed the customers to the leased warehouse to check on the cars. The selling price of vehicles is determined by the Group. When the customers decide to purchase the vehicles, the Group will sign official contract with the customers and the customers can pick up the vehicles in the warehouse.

For new car sales, the Group identifies only one performance obligation in the contract with customer to provide customer the specific car explicitly stated in a sales contract with terms of model, color and configurations at a fixed price and full amount payment is required before or upon customer’s pickup of the cars. The Group recognizes revenue from new car sales at a point in time when the control of the car is transferred to the customer upon the customer’s pickup and acceptance of car.

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

Auto parts and auto accessories sales

The Group offers auto parts and auto accessories inclusive of lubricating oils, tires, accumulators and others to customers, including the dealers of auto parts and auto accessories and automotive service stores.

The Group enters into framework sales contract with customers usually for one year. The framework sales contract provides the general payment and delivery terms, and specific orders shall be placed to the Group for the purchase a number of specific parts and accessories at fixed unit price. The framework sales contract does not set price range, minimum purchase threshold nor minimum prepayment requirement. For each specific order, the Group determines the part unit price after taking the market supply situation, purchase volume and the Group’s stock level into consideration. Under the specific order, full amount prepayment is required in general, and the Group’s performance obligation is to deliver agreed-upon auto parts and auto accessories to the customer. The revenue from auto parts and auto accessories sales is recognized at a point in time upon the delivery of products with the customer’s acceptance.

Automotive insurance related services

The Group provides a variety of insurance related services, mainly including value-added maintenance service and claim and repair service.

Value-added maintenance service

The Group contracts with insurance companies to provide washing, interior sterilization and other after- sales services to the insurance companies’ insured car owners with fixed unit price of each kind of service during the contract period usually one year. The Group determines each specific service as a contract and the Group only has one performance obligation to provide such service. The Group’s performance obligation is completed when the insured car owners insurance companies receive the service. The Group reconciles the service volume with insurance companies regularly and collects considerations from companies monthly. Revenue from insurance value-added service is recognized at a point of time when the Group completes the service since the customers could benefit from the service at that point in time.

Claim and repair service

The Group contracts with insurance companies to provide assistance in damage assessment and claim settlement, as well as repair when insured cars are damaged in a covered incident. Under the contract, separate repair orders are generated by insurance companies for each car accident. The Group regards each repair order as a contract and the Group only has one performance obligation to repair the damaged cars to good physical condition. The transaction price is determined usually including cost of repair service and required parts and accessories upon the damage assessment with certain mark-up and payment is usually required before the completion of repair. Revenue from claim and repair service is recognized at a point in time when the service is provided since the customers could benefit from the service at that point of time.

Insurance intermediation service

The Group also contracts with insurance agencies to assist in promoting insurance products and referral of car owners, etc. The revenue is recognized over the contract period every month according to the reconciliation of service volume with the insurance agencies since the customers simultaneously receive and consume the benefits provided by insurance intermediation service.

Principal versus agent considerations

The sales of new cars and auto parts and auto accessories are purchased from third parties, and the automotive insurance related services involve third parties in the provision of services. The Group evaluates the presentation of revenue on a gross versus net basis based on whether it controls the merchandises and services before transfers or provides them to customers.

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

The Group considers itself a principal and recognizes revenues from the sales of new cars and auto parts and auto accessories and provision of value-added maintenance service and claim and repair service on a gross basis as it controls the products or services based on that the Group is primarily responsible for fulfilling the promise to provide the specified good or service, has inventory risk before the specified good or service has been transferred to a customer and has discretion in establishing the price for the specified good or service.

The Group considers itself an agent and recognizes revenue from insurance intermediation services on a net basis due to lack of primary responsibility, credit risk of service and pricing discretion.

The following table disaggregates the Group’s revenues for the years ended September 30, 2022, 2023 and 2024:

	For the years ended September 30,
	2022	2023	2024

By revenue type:
New car sales	$72,963	$73,697	$55,817
Auto parts and auto accessories sales	39,031	36,847	68,560
Automotive insurance related services	8,354	2,997	360
Total	$120,348	$113,541	$124,737

The revenues recognized over time were US$8, US$1, and nil during the years ended September 30, 2022, 2023 and 2024, respectively. The revenues recognized at a point in time were US$120,340, US$113,540, and US$124,737 during the years ended September 30, 2022, 2023 and 2024, respectively.

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has unconditional right to the payment. Contract assets represent the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer. The Group has no contract assets as of September 30, 2023 and 2024.

The contract liabilities consist of deferred revenues, which represent the billings or cash received for services in advance of revenue recognition and are recognized as revenue when all of the Group’s revenue recognition criteria are met. The Group’s deferred revenues amounted to US$8,913 and US$6,545 as of September 30, 2023 and 2024, respectively. The amount of revenue recognized during the years ended September 30, 2022, 2023 and 2024 that was included in the deferred revenues as of September 30, 2021, 2022 and 2023 was US$11,678, US$12,314 and US$7,874, respectively. The Group expects the balance as of September 30, 2024 to be recognized as revenues over the next 12 months. The difference between the opening and closing balances of the Group’s contract liabilities primarily results from the timing difference between the Group’s satisfaction of performance obligation and the customer’s payment.

(m) Cost of revenues

Cost of revenues consists primarily of (i) cost of new car sales, (ii) cost of auto parts and auto accessories sales, (iii) cost of automotive insurance related services and other costs related to the business operation.

(n) Research and development expenses

Research and development expenses consist primarily of payroll and related expenses for research and development professionals, platform development fees, and others. Research and development expenses are expensed as incurred.

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

(o) Selling and marketing expenses

Selling and marketing expenses mainly consist of (i) market promotion and entertainment expenses, and (ii) staff cost, rental and depreciation related to selling and marketing functions. Advertising costs, which consist primarily of online advertisements, are expensed as incurred. The market promotion and entertainment expenses were US$147, US$57 and US$325, including advertising expense of US$21, US$2 and US$7, for the years ended September 30, 2022, 2023 and 2024, respectively.

(p) General and administrative expenses

General and administrative expenses mainly consist of (i) staff cost, rental and depreciation related to general and administrative personnel, (ii) professional service fees; (iii) expected credit losses for receivables, advance to suppliers and other receivables; and (iv) other corporate expenses.

(q) Employee benefits

The Company’s subsidiaries in PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying combined and consolidated statements of operations and comprehensive income/(loss) amounted to US$344, US$258 and US$322 for the years ended September 30, 2022, 2023 and 2024, respectively.

(r) Leases

The Group enters into lease agreements to have leasing for office spaces, and warehouse.

The Group adopted the new lease accounting standard, ASC Topic 842, Leases (“ASC 842”), from October 1, 2021. The Group categorizes leases with contractual terms longer than twelve months as either operating or finance lease. However, the Group did not enter into finance leases for any of the periods presented.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for a consideration. To assess whether a contract is or contains a lease, the Group assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

Right-of-use (“ROU”) assets represent the Group’s rights to use underlying assets for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at commencement date. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Operating lease ROU assets

The right-of-use assets are initially measured at cost, which comprise the initial amounts of the lease liabilities adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

Operating lease liabilities

Lease liabilities are initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the discount rate for the leases. As most of the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. Lease payments included in the measurement of the lease liabilities comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Group is reasonably certain to exercise. The Group’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option.

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

Lease liabilities are measured at amortized cost using the effective interest rate method. They are re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Group assessment of option purchases, contract extensions or termination options.

(s) Income taxes

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the combined and consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely- than-not threshold for combined and consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000 ($14,250). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its combined and consolidated statements of operations for the years ended September 30, 2022, 2023 and 2024, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(t) Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenue generated from sales of products, facilitation services and platform services. The Group records revenue net of VAT. This VAT may be offset by qualified input VAT paid by the Group to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of other current assets on the consolidated balance sheets.

The VAT rate is 13% for taxpayers selling consumer products, and 16% prior to April 1, 2019. For revenue generated from services, the VAT rate is 6% depending on whether the entity is a general taxpayer, and related surcharges on revenue generated from providing services. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

(u) Foreign currency transactions and translations

The Group’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Group’s financial statements are reported using U.S. Dollars (“$”). The results of operations and the combined and consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the combined and consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in combined and consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the results of operations.

The value of RMB against $ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Group’s financial condition in terms of $ reporting. The following table outlines the currency exchange rates that were used in creating the combined and consolidated financial statements:

	As of September 30,
	2023	2024
Balance sheet items, except for equity accounts	7.2960	7.0176

	For the years ended September 30,
	2022	2023	2024
Items in the statements of operations and comprehensive income/(loss), and statements of cash flows	6.5532	7.0533	7.2043

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(v) Non-controlling interest

For the Group’s majority-owned subsidiaries, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. Combined and consolidated net loss on the combined and consolidated statements of operation and comprehensive income/(loss) includes the net loss attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests, are recorded as non-controlling interests in the Group’s consolidated balance sheets.

(w) Mezzanine equity

Where equity interests are determined to be conditionally redeemable upon the occurrence of certain events that are not solely within the control of the Group, and upon such event, the shares would become redeemable at the option of the holders, they are classified as mezzanine equity (temporary equity). The purpose of this classification is to convey that such a security may not be permanently part of equity and could result in a demand for cash or other assets of the entity in the future. The Group accretes the redeemable equity interests to their redemption value, which is purchase price plus interest per year over the period since issuance to the redemption date, or the waiver date. The accretions were recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital had been exhausted, additional charges were recorded by increasing the accumulated deficit.

The Group assessed whether an amendment to the terms of its mezzanine equity was an extinguishment or a modification based on a qualitative or quantitative evaluation of the amendment. If the amendment adds, removes, significantly changes to a substantive contractual term or to the nature of the overall instrument, the amendment results in an extinguishment of the mezzanine equity. When mezzanine equity is extinguished, the Group charged the excess of carrying amount of the redeemable equity over the fair value of the consideration transferred to the holders of these redeemable equity interest to accumulated deficit and recognized the fair value of these redeemable equity interest into additional paid-in capital. When mezzanine equity is modified, the increase of the fair value immediately after the amendment is treated as a deemed dividend to the mezzanine equity shareholders. Modifications that result in a decrease in the fair value of the mezzanine equity is not recognized.

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

(x) Statutory reserves

In accordance with the PRC Company Laws, the Group’s PRC subsidiaries must make appropriations from their after-tax profits as determined under the generally accepted accounting principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies.

The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.

For the years ended September 30, 2022, 2023 and 2024, no appropriation was made to the statutory surplus fund and discretionary surplus fund by the Group’s PRC subsidiaries as these PRC companies did not earn any after-tax profits as determined under PRC GAAP.

(y) Comprehensive income or loss

The Group applies ASC 220, Comprehensive Income, with respect to reporting and presentation of comprehensive loss in a full set of financial statements. Comprehensive loss is defined to include all changes in equity of the Group during a period arising from transactions and other events and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the years presented, the Group’s comprehensive income or loss includes net loss and other comprehensive income or loss, which primarily consists of the foreign currency translation adjustment that has been excluded from the determination of net loss.

(z) Earnings per share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders, taking into consideration the deemed dividends to preferred shareholders (if any), by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Shares issuable for little to no consideration upon the satisfaction of certain conditions are considered as outstanding shares and included in the computation of basic earnings (loss) per share as of the date that all necessary conditions have been satisfied. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

The Group’s redeemable principal interests are participating securities, as they have contractual nonforfeitable right to participate in distributions of earnings and have contractual obligation to absorb the Group’s losses after the issuance of redeemable and non-redeemable shares. Accordingly, any undistributed net income (loss) is allocated on a pro rata basis to ordinary shares and redeemable equity interests and the undistributed income (loss) is calculated using the total net loss less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable shares. Any remeasurement of the accretion to redemption value of the ordinary shares subject to possible redemption was considered to be dividends paid to the public shareholders. When redeemable equity is extinguished, the loss on extinguishment is included in the net earnings (loss) attributable to ordinary shareholders.

Diluted earnings (loss) per share is calculated by dividing net earnings (loss) attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the preferred shares, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings (loss) per share calculation when inclusion of such share would be anti-dilutive.

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

The net income (loss) per share presented in the statements of operations and comprehensive income (loss) was based on the following:

	For the year ended		For the year ended		For the year ended
	September 30, 2022		September 30, 2023		September 30, 2024
	Redeemable ordinary shares	Non-redeemable ordinary shares	Redeemable ordinary shares	Non-redeemable ordinary shares	Redeemable ordinary shares	Non-redeemable ordinary shares
Numerator:
Attribution of net (loss)/income	$(5,407)	$(13,303)	$(6,235)	$(15,342)	$8,305	$24,161
Accretion of mezzanine equity to redemption value	10,675	-	10,782	-	10,300	-
Conversion of redeemable principal interests into ordinary shares upon IPO	-	-	-	-	(53,469)	-
Allocation of net income/ (loss)	$5,268	$(13,303)	$4,547	$(15,342)	$(34,864)	$24,161

Denominator:
Basic and diluted weighted average shares outstanding	28,900,700	71,099,300	28,900,700	71,117,252	26,294,899	76,497,505
Basic and diluted net income/ (loss) per shares	$0.18	$(0.19)	$0.16	$(0.22)	$(1.33)	$0.32

The Group has retroactively restated the shares data for all periods presented to reflect the reorganization and share splits for the calculation of EPS. For the years ended September 30, 2022 and 2023, there was no shares excluded from calculation of dilutive income (loss) per share. For the year ended September 30, 2024, 375,000 over-allotment options were excluded from calculation of dilutive income (loss) per share because the options were out-of-money.

(aa) Segment reporting

The Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker (“CODM”) identified as the Group’s Chief Executive Officer, relies upon the combined and consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

(bb) Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In November 2023, the FASB issued ASU 2023-07, which modifies the disclosure and presentation requirements of reportable segments. The new guidance requires the disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit and loss. In addition, the new guidance enhances interim disclosure requirements, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, provides new segment disclosure requirements for entities with a single reportable segment, and contains other disclosure requirements. The update is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Group is currently evaluating the impact from the adoption of ASU 2023-07 on its combined and consolidated financial statements disclosures.

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Group is in the process of evaluation the impact of adopting this new guidance on its combined and consolidated financial statement.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the combined and consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its combined and consolidated financial condition, results of operations, cash flows or disclosures.

4. Deconsolidation of subsidiaries

On May 23, 2022, the Group dissolved Kaifeng Youzhitu Automobile Service Co., LTD (“Kaifeng Youzhitu”). On June 6, 2022, the Group dissolved Zhongchi Chefu E-commerce (Tianjin) Co., LTD (“Tianjin E-commerce”). On May 17, 2023, the Group transferred equity interest in Zhongchi Huaxun Automobile Service (Shandong) Co., LTD (“Zhongchi Huaxun”) to a third-party individual for zero consideration. Therefore, the Group was no longer able to operate and exert control over these subsidiaries who only accounted for a small part of business of the Group, and they were deconsolidated accordingly since dissolution date or disposal date.

The deconsolidated subsidiaries had assets, liabilities and the non-controlling interest on each dissolution date or disposal date as the following:

	For the years ended September 30,
	2022	2023	2024

Total assets as of each deconsolidated date	$208	$-	$-
Total liabilities as of each deconsolidated date	(175)	(78)	-
Non-controlling interest as of each deconsolidated date	(42)	-	-
Total gain from deconsolidation of subsidiaries	$(10)	$(78)	$-

Upon the deconsolidation, the Group was no longer entitled to the assets and also legally released from the liabilities previously held by the deconsolidated subsidiaries, which resulted in a gain from the deconsolidation of US$10, US$78 and nil recorded in the investment income in the combined and consolidated statements of operations and comprehensive income/(loss) for the years ended September 30, 2022, 2023 and 2024, respectively. The dissolution or disposal of subsidiaries did not represent a strategic shift and did not have a major effect on the Group’s operation. There was no cash outflow for the dissolution and disposal for the years ended September 30, 2022, 2023 and 2024.

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

5. Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of September 30,
	2023	2024

Accounts receivables	$1,735	$2,166
Less: provision of expected credit losses	(1,603)	(1,749)
Total	$132	$417

The movement of provision of expected credit losses was as follows:

	For the years ended September 30,
	2022	2023	2024

Balance at beginning of the period	$1,770	$1,557	$1,603
Adoption ASU 2016-13	-	-	(2)
Addition in credit losses	150	102	83
Write-offs	(201)	(14)	-
Foreign currency translation adjustment	(162)	(42)	65
Balance at end of the period	$1,557	$1,603	$1,749

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

6. Advance to suppliers, net

Advance to suppliers, net consisted of the following:

	As of September 30,
	2023	2024

Advance payment for parts and accessories, net	$5,614	$5,439
Advance payment for cars	5,891	1,074
Others	48	-
Total	$11,553	$6,513

The Group recorded allowance for advance to suppliers of nil, nil and US$381 for the years ended September 30, 2022, 2023 and 2024, respectively.

7. Inventories

Inventories, net consisted of the following:

	As of September 30,
	2023	2024

Auto parts and auto accessories	$584	$3,270
New cars	305	-
Total	$889	$3,270

The Group recorded inventory write-downs of nil, US$49 and nil for the years ended September 30, 2022, 2023 and 2024, respectively.

8. Prepayments, receivables and other assets, net

Prepayments, receivables and other assets, net consisted of the following:

	As of September 30,
	2023	2024

Deposit, net (1)	$78	$5,818
Prepaid expenses, net	873	1,324
Deductible input value-added tax	695	811
Advance to employees, net	129	124
Others, net	28	43
Prepayments, receivables and other assets, net	$1,803	$8,120

The Group recorded credit losses of US$47, US$874 and US$373 for the years ended September 30, 2022, 2023 and 2024, respectively.

(1)	During the year ended September 30, 2024, the Company has paid a total of US$5,800 as deposits to third party consulting service providers for the future financing and investing activities, such as merge and acquisition transactions. As of the issuance date of the combined and consolidated financial statements, the Company has terminated the contract signed with one of the consulting service providers, and the deposit of US$1,000 is expected to be returned to the Company within a month.

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

9. Property, equipment and software, net

Property, equipment and software, net, consisted of the following:

	As of September 30,
	2023	2024

Vending machine	$779	$810
Leasehold improvement	437	516
Electronic equipment	489	508
Copyright licenses	356	370
Software	257	267
Office furniture	21	22
Total	$2,339	$2,493
Less: Accumulated depreciation and amortization	(1,898)	(2,066)
Property, equipment and software, net	$441	$427

Depreciation and amortization expenses were US$300, US$229 and US$91 for the years ended September 30, 2022, 2023 and 2024, respectively. During the years ended September 30, 2022, 2023 and 2024, the Group did not record any impairment loss.

10. Borrowings

As of September 30, 2023 and 2024, the bank borrowings were for working capital and capital expenditure purposes.

	As of September 30,
	2023	2024

Short-term borrowings
Beijing Zhongguancun Bank Co., Ltd.	$5,520	$5,740
Nantuo branch of Changsha Rural Commercial Bank Co., Ltd.	179	148
Zhengzhou East Branch of China Construction Bank Co., Ltd	40	35
Industrial and Commercial Bank of China Limited Beijing Jiulongshan Branch	-	712
China CITIC Bank Co., Ltd. Beijing Branch	-	784
Bank of China Limited Beijing Communication Technology Development Zone Branch	-	712
Total	$5,739	$8,131

As of September 30, 2024, the bank borrowings were primarily obtained from six banks with interest rates ranging from 2.750% to 8.135% per annum.

The interest expenses were US$527, US$485 and US$499 for the years ended September 30, 2022, 2023 and 2024, respectively. The weighted average interest rates of short-term loans outstanding were 7.96% and 7.34% per annum as of September 30, 2023 and 2024, respectively.

The Company’s controlling shareholder, Dr. Houqi Zhang, provided his personal guarantees, a real estate mortgage guarantee, and a pledge guarantee on his 8% equity in Beijing Qichuang Zhongteng Investment Management Center (Limited Partnership) for certain bank loans in the amount of US$5,520 and US$5,740 from Beijing Zhongguancun Bank Co., Ltd. as of September 30, 2023 and 2024, respectively. Autozi China provided a pledge guarantee on all of its independently owned intellectual property rights for certain bank loans in the amount of US$3,015 and US$3,135 from Beijing Zhongguancun Bank Co., Ltd. as of September 30, 2023 and 2024, respectively.

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

Dr. Houqi Zhang also provided his personal guarantees for certain bank loans of US$179 and US$148 from Nantuo branch of Changsha Rural Commercial Bank Co., Ltd. as of September 30, 2023 and 2024, respectively.

Dr. Houqi Zhang and his spouse, Ms. Yalin Shen, provided their personal guarantees for certain bank loans in the amount of US$784 from China CITIC Bank Co., Ltd. as of September 30, 2024.

Beijing Capital Co., Ltd, a third party, provided guarantees for certain bank loans in the amount of US$570, representing 80% of the principal amount, from Industrial and Commercial Bank of China as of September 30, 2024 and charged the Group with certain amount of guarantee service fees based on the loan amount. Dr. Houqi Zhang and his spouse, Ms. Yalin Shen, provided a counter-guarantee for it.

Beijing Guohua Culture and Technology Financing Guarantee Co., Ltd, a third party, provided guarantees and Autozi China provided a count-guarantee for certain bank loans in the amount of US$712 from Bank of China as of September 30, 2024.

As of September 30, 2024, the maturity of loans from Beijing Zhongguancun Bank Co., Ltd. were from November 2024 to February 2025, maturity of loans from Nantuo branch of Changsha Rural Commercial Bank Co., Ltd. were from February 2025 to March 2025, the maturity of the loans from China CITIC Bank Co., Ltd. were from May 2024 to April 2025, the maturity of loan from Industrial and Commercial Bank of China were April 2025, the maturity of loan from Bank of China were May 2025.

In November 2024, the Company repaid and reborrowed US$3.0 million from Beijing Zhongguancun Bank Co., Ltd. and the maturity date of the reborrowed bank loan is November 2025.

11. Convertible bonds

In September 2019 and January 2020, the Group issued two convertible bonds of US$78 (RMB0.5 million) and US$4,656 (RMB30 million) (the “Convertible Bonds”) in aggregate with interest rates ranging from 8% to 24% per annum. The net proceeds to the Company from the issuance of the Convertible Bonds were US$4,734 (RMB30.5 million) in aggregate, net of issuance costs of nil. The maturity dates of the Convertible Bonds were September 23, 2020 and June 30, 2020 (collectively, “Maturity Date”).

The Convertible Bonds of US$78 (RMB0.5 million) and US$4,656 (RMB30 million) without accrued interest may be converted in full into 10,419 and 462,852 ordinary shares of Autozi China, respectively (which represents an initial conversion price of RMB47.99 per share and RMB64.82 per share, respectively) at each holder’s option upon the occurrence of whichever of the specific events stated in the agreements. The number of shares was fixed as 0.02% and 1.2% equity interest of Autozi China on a determined base date, respectively. As Autozi China failed to repay the principal and interest to holder before the Maturity Date, the Convertible Bonds became convertible. The two holders of Convertible Bonds may require the payment of the accrued interests no matter whether it exercises the conversion right or not.

On October 12, 2023, the Group signed supplemental agreements with each holder that the holders agreed not to claim the principal and interest of the Convertible Bonds within six months from the date of signing the supplemental agreements if the Company has successfully completed an initial public offering (“IPO”) during such period. If the IPO fails to be completed within the aforesaid time, the holders have the right to require the Company to repay the Convertible Bonds including principal, interest and penalty as stated in the original agreement. Besides, the holders have the right to exercise the conversion right or require the repayment in accordance with the original agreement if the Company has successfully completed an IPO within six months from the date of signing of the supplemental agreements. As of the issuance date of the combined and consolidated financial statements, the Company is in the process of negotiating with holders of Convertible Bonds on the repayment or exercise of the conversion right.

As of September 30, 2023 and 2024, the principal amounts of the Convertible Bonds were US$4,180 and US$4,346, the unpaid interests of Convertible Bonds were US$3,207 and US$4,414, respectively. During the years ended September 30, 2022, 2023 and 2024, the Group accrued interest on the Convertible Bonds of US$1,134, US$1,065 and US$1,051, respectively.

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

12. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of September 30,
	2023	2024

Borrowings from third parties (1)	$2,375	$450
Interest payables (2)	3,208	4,417
Payroll payables (3)	668	2,334
Accrued expenses (4)	1,603	2,762
Litigation payable (5)	1,408	4,513
Deposit payables	943	989
Amounts due to third-parties	486	628
Others	794	1,096
Total	$11,485	$17,189

(1)	Borrowings from third parties are to supplement working capital for large-amount procurements which are usually settled within 60 days to one year.
(2)	Interest payables consisted of interest payables of Convertible Bonds in the amount US$3,207 and US$4,414 and interest payables of bank borrowings in the amount of US$1 and US$3 as of September 30, 2023 and 2024, respectively.
(3)	The Group accrued a bonus for awarding the contributions made by employees to the IPO on September 30, 2024.
(4)	Accrued expenses mainly consisted of property management fees and unpaid rental fees for terminated or expired leases agreements, advertising fees and logistics fees.
(5)	Litigation payable were related to accrued penalties and attorney fee for repurchase of mezzanine equity requested by Hunan Tianchang (Note 21) which were recorded in litigation related expenses as of September 30, 2023 and 2024, respectively.

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

13. Payable to redeemable non-controlling interests

The balances for payable to redeemable non-controlling interests are presented as follows:

	As of September 30,
	2023	2024

Payable to redeemable non-controlling interests	$14,893	$16,616

In June 2023, Hunan Tianhuan Economic Development Co., Ltd (the “Hunan Tianhuan”), one of the shareholders of the Group with redemption right (see Note 15), filed a lawsuit against Autozi China and Dr. Houqi Zhang to exercise its redemption right to request Autozi China and Dr. Houqi Zhang to repurchase its principal amount of investment and corresponding interest immediately since the Group failed to consummate a qualified initial public offering before the appointed date in the investment agreement. Upon this lawsuit, the redemption of Hunan Tianhuan’s investment became confirmative, no longer contingent on certain events that are out of the Group’s control. Therefore, the Group reclassified such mezzanine equity to payable to redeemable non-controlling interests on the date of event when the repurchase of Hunan Tianhuan’s investment became a current obligation. Payable to redeemable non-controlling interests included principal amount of RMB79.2 million (US$11.3 million) and accrued interest of RMB37.4 million (US$5.3 million) inclusive of: i) RMB27.2 million (US$3.9 million), as the accretion to redemption value of mezzanine equity before the reclassification and ii) RMB10.2 million (US$1.4 million) as increased interest expense after the reclassification.

14. Lease

The balances for the operating leases where the Group is the lessee are presented as follows:

	As of September 30,
	2023	2024

Operating lease right-of-use assets	$139	$343

Lease liabilities – current	352	530
Lease liabilities – non-current	17	42
Total operating lease liabilities	$369	$572

The components of operating lease expense were as follows:

	For the years ended September 30,
	2022	2023	2024

Operating lease expense	$154	$96	$229
Short-term lease expense	4	1	5
Total lease expense	$158	$97	$234

Short-term leases included office leases with a term of 12 months or less.

Both operating lease expense and short-term lease expense were recognized in general and administrative expenses and selling expenses.

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

Remaining lease term and discount rate:

	As of September 30,
	2023	2024

Weighted average remaining lease term (years)	0.78	0.72
Weighted average discount rate	3.81%	3.63%

The following was a schedule of future minimum payments under the Company’s operating leases as of September 30, 2024:

For the fiscal years ended September 30,	Amount
2025	$595
2026	7
Thereafter	-
Total lease payments	602
Less: imputed interest	(30)
Present value of lease liabilities	$572

Cash paid for operating leases for the years ended September 30, 2022, 2023 and 2024 were US$42, US$87 and US$140, respectively.

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

15. Mezzanine equity

From July 2015 to May 2022, Autozi Internet Technology, the Company’s subsidiary in PRC, entered into several share purchase agreements with third-party investors to issue ordinary shares of Autozi Internet Technology in legal form but with redemption right upon certain triggering events and received investment consideration of RMB619.0 million (US$88.2 million) in aggregate. Those redeemable ordinary shareholders of Autozi Internet Technology have identical common shareholder’s rights inclusive of voting right, dividend right and right to access of financial statements, etc. with non-redeemable ordinary shareholders of Autozi Internet Technology.

Regarding the redemption right, the redeemable ordinary shareholders of Autozi Internet Technology have the right to require Autozi Internet Technology and Dr. Houqi Zhang, the founder and major shareholder of Autozi Internet Technology to repurchase all their shares in the event that (i) a qualified initial public offering has not occurred before specific dates (varying from December 31, 2018 to May 9, 2023 corresponding to different round financings); or (ii) any material breach of ordinary share purchase agreements that causes material adverse effect on any redeemable ordinary shareholders. The redemption price shall be the principal amount, plus interest varying from 8% to 12% per annum corresponding to different round financings for the period from the date on which the shares were issued by Autozi Internet Technology to the date on which such redeemable equity interests are redeemed with cash settlement.

The Group entered into a supplementary agreement with all Redeemable Principal Interest Shareholders (see below definition) on March 30, 2023, according to which the Redeemable Principal Interest Shareholders agrees to forfeit the redemption right on the date of completion of IPO.

As of September 30, 2023, the Group failed to consummate a qualified initial public offering before specific dates, therefore the redeemable ordinary share in the total principal amount of RMB440.0 million (US$60.3 million) and interest payable of RMB399.5 million (US$54.8 million) were currently redeemable. In addition, there were a total principal amount of RMB25.0 million (US$3.4 million) with interest payable of RMB2.7 million (US$0.4 million) outstanding for which the redemption events were not triggered as of September 30, 2023.

The Group classified the redeemable equity interests of Autozi Internet Technology as mezzanine equity in the consolidated balance sheets since they are redeemable upon the occurrence of an event that is not solely within the control of the Group. As of September 30, 2023, given the redeemable equity interests had been currently redeemable or had already become probable of redeemable at the option of holders due to the failure of completion of a qualified initial public offering, the Group recorded redeemable equity interests at redemption value and the accretion of redemption value are charged against additional paid-in capital as the Group is in the absence of retained earnings.

Autozi Internet Technology entered into a series of share purchase agreement with three third-party investors to issue redeemable equity interest and received RMB54.8 million (US$8.3 million) in 2016 and the redemption event would be triggered if Autozi Internet Technology fails to consummate a qualified initial public offering within five years from the date of this capital injection or the accumulated deficit in 2016 and 2017 exceeded RMB200 million. The redemption price shall be the principal amount, plus compound interest of 10% per annum. In June 2022, Autozi Internet Technology entered into mediation documents with the investors and the documents stated that the redemption obligation is only borne by Dr. Houqi Zhang. In addition, Autozi Internet Technology entered into another share purchase agreement with a third-party investor to issue redeemable equity interest and received RMB20 million (US$2.9 million) in 2015 and the redemption event would be triggered if Autozi Internet Technology fails to consummate a qualified initial public offering within five years from the date of this capital injection. The redemption price shall be the principal amount, plus interest of 12% per annum. In September 2022, Autozi Internet Technology entered into a supplementary agreement with the investor and modified that the redemption obligation is only borne by Dr. Houqi Zhang. Upon this modification, the Group determines that mezzanine classification is no longer appropriate given such put option to the Group lapsed. The Group reclassified such mezzanine equity to non-controlling interest in permanent equity on the date of event that caused the reclassification.

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

In June 2023, Hunan Tianhuan, one of the Redeemable Non-controlling Interest Shareholders (see definition below), filed a lawsuit against Autozi Internet Technology and Dr. Houqi Zhang to exercise its redemption right to request Autozi Internet Technology and Dr. Houqi Zhang to repurchase its principal amount of investment and corresponding interest immediately since the Group failed to consummate a qualified initial public offering before the appointed date in the investment agreement. Upon this lawsuit, the redemption of Hunan Tianhuan’s investment became confirmative, no longer contingent on certain events that are out of the Group’s control. Therefore, the Group determined that mezzanine classification was no longer appropriate and reclassified such mezzanine equity to payable to redeemable non-controlling interests on the date of event when the repurchase of Hunan Tianhuan’s investment became a current obligation, with a total amount RMB106.4 million (US$15.2 million) included principal amount of RMB79.2 million (US$11.3 million) and accretion interest of RMB27.2 million (US$3.9 million) before the reclassification.

As a part of the Reorganization, WOFE, the wholly-owned subsidiary of AUTOZI, obtained the majority of Autozi Internet Technology’s equity interests by increasing in the registered capital of Autozi Internet Technology. Among the redeemable equity interests of Autozi Internet Technology, certain shareholders (the “Redeemable Principal Interest Shareholders”) participated in the Reorganization and subscribed ordinary shares of AUTOZI, the remaining shareholders (the “Redeemable Non-controlling Interest Shareholders”) maintained their status quo and did not subscribe ordinary shares of AUTOZI. The equity interests held by the Redeemable Non-controlling Interest Shareholders after the Reorganization are not attributable, directly or indirectly, to the Company. Therefore, the equity interests held by the Redeemable Principal Interest Shareholders and Redeemable Non-controlling Interest Shareholders were presented as redeemable principal interests and redeemable non-controlling interest in mezzanine equity, respectively.

On August 28, 2024, the Company completed its IPO and began trading on The Nasdaq Global Market, after which all of the holders of mezzanine equities forfeit their redemption right and the mezzanine equities in the total amount of RMB940.4 million (US$131.3 million) were converted into 28,900,700 Class A ordinary shares. Such forfeiture was a significant change to the rights of these shareholder and was regarded as extinguishment of mezzanine equity, and the Group charged the excess of carrying amount of the redeemable equity over the fair value, which was US$2.6933 per share, of the consideration transferred to the holders of these redeemable equity interest to accumulated deficit.

The Group’s mezzanine equity activities for the years ended September 30, 2022, 2023 and 2024 were summarized as follows:

	Redeemable principal interests	Redeemable non-controlling interests
Balance as of September 30, 2021	$108,302	$33,754
Issuance of mezzanine equity	3,815	-
Attribution of net loss	(88)	(10)
Accretion of mezzanine equity	10,675	2,519
Reclassification of mezzanine equity to permanent equity	-	(20,325)
Foreign exchange impact	(11,336)	(1,776)
Balance as of September 30, 2022	$111,368	$14,162
Attribution of net loss	(150)	(12)
Accretion of mezzanine equity	10,782	805
Reclassification of mezzanine equity to payable to redeemable non-controlling interests	-	(15,077)
Foreign exchange impact	(3,140)	122
Balance as of September 30, 2023	$118,860	$-
Attribution of net loss	(153)	-
Accretion of mezzanine equity	10,300	-
Extinguishment on redeemable principal interests	(131,308)	-
Foreign exchange impact	2,301	-
Balance as of September 30, 2024	-	-

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

16. Ordinary shares

Ordinary shares

On January 9, 2023 and June 14, 2023, the Company issued 458,276 and 541,724 ordinary shares, respectively, par value $0.0001 per share to original shareholders of Autozi Internet Technology as a part of the Reorganization (retrospectively adjusted as 45,827,600 and 54,172,400 ordinary shares, respectively, after the Share Split (see definition below)). All ordinary shares in connection with the Reorganization were issued as of June 14, 2023, of which 28,900,700 ordinary shares were redeemable ordinary shares and 71,099,300 shares were ordinary shares.

On August 10, 2023, the Company approved a 1-to-50 share split of its ordinary shares under Cayman Islands law (the “First Share Split”). On April 11, 2024, the Company approved a 1-to-2 share split of its ordinary shares under Cayman Islands law (the “Second Share Split”). As a result of the Fist Share Split and the Second Share Split, the 5,000,000,000 authorized shares with par value of $0.0001 were split to 500,000,000,000 authorized shares with par value of $0.000001. The shares and pre-share data are retrospectively adjusted to reflect the share splits for all periods presented.

On September 28 and September 29, 2023, the Company issued a total of 1,240,600 ordinary shares, par value $0.000002 per share (corresponding to 2,481,200 ordinary shares at $0.000001 per share after the Second Share Split) to three investors of Autozi Internet Technology in exchange for investment consideration amounted to RMB62.3 million (US$8.8 million). The investments were not subject to redemption and were accounted for as permanent equity as of September 30, 2023.

On August 28, 2024, the Company completed its IPO of 2,500,000 Class A ordinary shares at a public offering price of $4.00 per Class A ordinary share for aggregate proceeds of $10,000 and net proceeds of $9,029 after deducting underwriting discounts and issuance cost, beginning trading on The Nasdaq Global Market. Upon the completion of IPO, the mezzanine equity were converted into 28,900,700 ordinary shares to holders of redeemable principal interests, and re-designated 73,580,500 ordinary shares in aggregate, immediately before IPO offering, into 38,985,400 Class A ordinary shares and 34,595,100 Class B ordinary shares. As of September 30, 2024, the Company has 70,386,100 outstanding Class A ordinary shares and 34,595,100 Class B outstanding ordinary share.

In connection with IPO, the Company granted the underwriter a 45-day over-allotment option to purchase up to 375,000 additional Class A ordinary shares at the $4.00 less an amount per share equal to any dividends or distributions declared by the Company. As of issuance date of these combined and consolidated financial statements, the over-allotment option has not been exercised by the underwriter and expired.

The share subscription receivable presented the receivable for the issuance of ordinary shares of the Company and is reported as a deduction of equity and presented on a retroactive basis before the incorporation of the Company. Subscription receivable has no payment terms nor any interest receivable accrual. The amount of subscription receivable as of September 30, 2023 and 2024 were insignificant, which were all collected as of September 30, 2024.

17. Restricted net assets

The Group’s operations are conducted through its PRC subsidiaries, and the Group’s ability to pay dividends is primarily dependent on receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by its subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. Paid-in capital and additional paid-in capital of its subsidiaries included in the Group’s consolidated net assets are also non-distributable for dividend purposes.

In accordance with the Company Law of the PRC and the PRC regulations on enterprises with foreign investment, whether a domestic enterprise or a wholly owned foreign enterprise (“WFOE”) established in the PRC are both required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. Both a domestic enterprise and a WFOE are required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. All of the Company’s PRC consolidated subsidiaries are subject to the above mandated restrictions on distributable profits.

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Group. As of September 30, 2023 and 2024, net assets restricted in the aggregate included in the Group’s consolidated net assets were approximately US$1.51 million and US$0.27 million, respectively.

18. Taxation

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

British Virgin Islands

The Group’s subsidiary, Autozi Internet Technology (BVI) Ltd. is incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, Autozi Internet Technology (BVI) Ltd. is not subject to tax on income or capital gains. In addition, dividend payments are not subject to withholdings tax in the British Virgin Islands.

United States

The Group’s subsidiary, Autozi Internet Technology (U.S.) Inc. is incorporated in U.S. and is subject to U.S. federal corporate income tax at a rate of 21%. Autozi Internet Technology (U.S.) Inc. is also subject to state income tax in New York of 7.25%. Autozi Internet Technology (U.S.) Inc. was not subject to federal or state corporate income tax as it did not have assessable profit during the periods presented.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, from April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations, and the profits tax rate for remaining profits will be subjected to 16.5%. Autozi HK was not subject to Hong Kong profit tax for any period presented as it did not have assessable profit during the periods presented. There are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Generally, the Group’s WFOE and subsidiaries, which are considered PRC resident enterprises under PRC Enterprise Income Tax Law (the “EIT Law”), are subject to enterprise income tax on their worldwide taxable income as determined under EIT Law and accounting standards at a rate of 25%. EIT Law grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”) at a rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. The Group’s subsidiaries, Autozi China and Beijing Quantum were approved as a HNTE and are entitled to a reduced income tax rate of 15% beginning from 2020 and 2019, respectively. The certificate is valid for three years. In December 2023, Autozi China has renewed its HNTE certificate and thus is subject to the preferential income tax rate of 15% from 2020 to 2025. Beijing Quantum did not apply for HNTE certificate renewal as it did not expect to be profitable in the near future. Therefore, Beijing Quantum is subject to the income tax rate of 25% from 2022.

According to relevant laws and regulations promulgated by the State Administration of Tax of the PRC effective from October 1, 2022 onwards, enterprises engaging in research and development activities are entitled to claim 200% of their qualified research and development expenses incurred as tax deductible expenses when determining their assessable profits for the year. The additional deduction of 100% of qualified research and development expenses can be directly claimed in the annual EIT filling.

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

The income tax provision consisted of the following components:

For the years ended September 30,
	2022	2023	2024

Current income tax expense	$-	$-	$-
Deferred income tax expense	-	-	-
Total income tax expense	$-	$-	$-

A reconciliation of the Group’s PRC statutory tax rate to the effective income tax rate during the periods was as follows:

	For the years ended September 30,
	2022	2023	2024

Computed income tax benefit with PRC statutory income tax rate	25%	25%	25%
Effect of preferential tax rate	(6%)	(8%)	(8%)
Additional deduction of qualified R&D expenditures	2%	3%	1%
Non-deductible expenses	-	-	-
Effect of expiration of NOL	-	-	(11%)
Effect of true-up on NOL	-	-	(5%)
Change in valuation allowance	(21%)	(20%)	(2%)
Income tax expenses	-	-	-

The significant components of deferred tax assets were as follows:

	As of September 30,
	2023	2024

Deferred tax assets:
Net operating loss carryforward	$11,634	$11,408
Allowance of doubtful accounts	977	1,141
Less: Valuation allowance	(12,611)	(12,549)
Total deferred tax assets, net	$-	$-

Changes in valuation allowance were as follows:

	For the years ended September 30,
	2022	2023	2024

Balance at beginning of the period	$19,080	$18,386	$12,611
Additions	1,308	2,047	1,481
Decreases	(30)	(7,481)	(1,258)
Decrease in disposal of a subsidiary	(80)	(64)	(1)
Foreign exchange impact	(1,892)	(277)	(284)
Balance at end of the period	$18,386	$12,611	$12,549

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

According to PRC tax regulations, the PRC enterprise net operating loss can generally carry forward for no longer than five years, and HNTE’s net operating losses can be carried forward for no more than 10 years, starting from the year subsequent to the year in which the loss was incurred. Carryback of losses is not permitted. The Group will re-apply for the HNTE certificate when the prior certificate expires in the foreseeable future. Total net operating losses (NOLs) carryforwards of the Group’s subsidiaries in mainland China is US$67,406 and US$66,448 as of September 30, 2023 and 2024, respectively. As of September 30, 2024, net operating loss carryforwards from PRC will expire in calendar years 2025 through 2034, if not utilized. The NOLs carryforwards of the Group’s subsidiary in Hong Kong are nil and US$18 as of September 30, 2023 and 2024, respectively, which can be carried forward without an expiration date.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods and the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. Under the applicable accounting standards, management has considered the Group’s history of losses and concluded that it is more likely than not that the Group will not generate future taxable income prior to the expiration of the majority of net operating losses. Accordingly, as of September 30, 2023 and 2024, US$12,611 and US$12,549 valuation allowance has been established, respectively.

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of September 30, 2022, 2023 and 2024, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended September 30, 2022, 2023 and 2024, the Company did not incur any interest and penalties related to potential underpaid income tax expenses. As of September 30, 2024, the tax years ended December 31, 2019 through 2023 for the Group’s subsidiaries in the PRC are generally subject to examination by the PRC tax authorities.

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

19. Related party transactions

Related parties

The following was a list of related parties which the Group had transactions with:

No.	Names of related parties	Relationship
1	Zhongchi Chezhigu Internet Technology (Qingdao) Co. Ltd (“Zhongchi Chezhigu”)	A company significantly influenced by the Group
2	Beijing Zhongchi Chi Fu Management Consulting Center (limited partnership) (“Zhongchi Chi Fu Management”)	A non-controlling shareholder of a subsidiary
3	Beijing Qichuang Zhongteng Investment Management Center (limited partnership) (“Beijing Qichuang”)	Shareholder of the Group; A company significantly influenced by Dr. Houqi Zhang
4	Beijing Yonyou Innovation Investment Center (limited partnership) (“Yonyou Innovation”)	Shareholder of the Group
5	Dr. Houqi Zhang	Principal shareholder of the Group
6	Mr. Hui Zhang	Senior management of the Group
7	Shenzhen Innovation Investment Group Co. Ltd (“Shenzhen Innovation”)	Shareholder of the Group
8	Ms. Jun Wang	Senior management of the Group
9	Changsha Qixin Zhongying Enterprise Consulting and Management Center (limited partnership) (“Changsha Qixin”)	Shareholder of the Group
10	Beijing Qizhi Zhongchi Investment Management Center (limited partnership) (“Beijing Qizhi”)	Shareholder of the Group; A company controlled by Dr. Houqi Zhang
11	Beijing Anrong Innovation Management Technology Center (limited partnership) (“Beijing Anrong”)	Shareholder of the Group
12	Changsha Tongjie Technology Co. Ltd (“Changsha Tongjie”)	A company significantly influenced by the Group
13	Mr. Jun Lian	Senior management of the Group
14	Huashui Yixing (Beijing) Tax Agents Co., Ltd (“Huashui Yixing”)	A company under common controlled with a shareholder
15	Mr. Yufeng Bai	Senior management of a subsidiary
16	Henan Zhongqi Alliance Automobile Service Co., Ltd (“Henan Zhongqi”)	A company significantly influenced by Mr. Yufeng Bai
17	Beijing Zhongchi Chefu Data Technology Co., Ltd.	A company under controlled with a principal shareholder
18	Changsha Chitong Technology Co. Ltd (“Changsha Chitong”)	A company significantly influenced by the Group
19	Beijing Qifu Future Consulting Service Center (Limited Partnership) (“Qifu Future”)	Shareholder of the Group
20	Ms. Yalin Shen	Spouse of Dr. Houqi Zhang

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

Related party transactions

The Group had the following significant related party transactions for the years ended September 30, 2022, 2023 and 2024:

	For the years ended September 30,
	2022	2023	2024

Collection and settlement of loan to related parties
Beijing Qichuang	$3,524	$106	$69
Dr. Houqi Zhang	-	87	-
Mr. Jun Lian	-	14	-
Others	23	10	1
Total	$3,547	$217	$70

Proceeds from borrowings from related parties
Dr. Houqi Zhang (1)	$-	$1,823	$629
Qifu Future	-	-	304
Mr. Jun Lian	-	535	268
Ms. Jun Wang	-	-	214
Mr. Hui Zhang	-	14	151
Others	-	3	-
Total	$-	$2,375	$1,566

Repayment and settlement of borrowings to related parties
Dr. Houqi Zhang	$1,565	$2,092	$390
Qifu Future	-	-	305
Mr. Jun Lian	-	535	236
Ms. Jun Wang	-	43	97
Mr. Hui Zhang	-	14	97
Zhongchi Chi Fu Management	-	-	21
Changsha Qixin	591	-	-
Others	31	-	-
Total	$2,187	$2,684	$1,146

Loan to related parties
Qifu Future	$-	$-	$83
Zhongchi Chefu Data	-	-	34
Changsha Tongjie	49	5	-
Others	87	77	-
Total	$136	$82	$117

Related parties transferred the loan principal lent to the Company and related interest to Dr. Houqi Zhang
Huashui Yixing to Dr. Houqi Zhang	-	502	-
Zhongchi Chi Fu Management to Dr. Houqi Zhang	-	-	83

Advance to Dr. Houqi Zhang (2)	-	156	-

Advance to Dr. Houqi Zhang and offset between loan from Dr. Houqi Zhang	-	-	153

(1)	Dr. Houqi Zhang and Ms. Yalin Shen provided personal guarantees for certain bank loans to the Group, see Note 10 Borrowings for details.
(2)	Advance to Dr. Houqi Zhang represented cash in advance to Dr. Houqi Zhang for the potential expense for the Group’s financing during the fiscal year 2023, and the advance payment has been offset by the loan from Dr. Houqi Zhang in January 2024.

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

Amounts due from related parties

Amounts due from related parties consisted of the following for the periods indicated:

		As of September 30,
		2023	2024
Related parties	Nature
Changsha Tongjie (3)	Loan to related party	$1,018	$1,058
Mr. Yufeng Bai (3)	Loan to related party	284	295
Beijing Qichuang	Loan to related party	154	89
Others	Others	295	254
Total		$1,751	$1,696
Less: allowance of credit losses (4)		(1,348)	(1,402)
Amounts due from related parties, net		$403	$294

(5)	The Group has recorded full allowance on loan to Changsha Tongjie, Henan Zhongqi and Mr. Yufeng Bai as of September 30, 2023 and 2024 as the collectability is remote.
(6)	The total credit losses for the related party receivables were US$72, US$1,476 and nil for the years ended September 30, 2022, 2023 and 2024, respectively.

Amounts due to related parties

Amount due to related parties consisted of the following for the periods indicated:

		As of September 30,
		2023	2024
Related parties	Nature
Dr. Houqi Zhang	Loan from related party	$218	$400
Ms. Jun Wang	Loan from related party	103	227
Zhongchi Chi Fu Management	Loan from related party	103	-
Others	Others	54	140
Total		$478	$767

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

20. Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an provision for credit losses. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

For the years ended September 30, 2022, 2023 and 2024, no single customer nor supplier represent 10% or more of the Group’s total revenue and purchase.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	As of September 30,
	2023	2024

Percentage of the Group’s accounts receivable
Customer A	*	35%
Customer B	*	25%
Customer C	*	15%
Customer D	19%	*
Customer E	22%	*

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total accounts payable:

	As of September 30,
	2023	2024

Percentage of the Group’s accounts payable
Supplier A	12%	*

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total deferred revenues:

	As of September 30,
	2023	2024

Percentage of the Group’s deferred revenues
Customer F	*	10%
Customer G	12%	*

*	represent percentage less than 10%

21. Commitments and contingencies

(a) Capital commitments

As of September 30, 2023 and 2024, the Group had no capital commitment.

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

(b) Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable.

In June 2023, Hunan Tianhuan filed a lawsuit against Autozi Internet Technology and Dr. Houqi Zhang to repurchase its redeemable ordinary shares in the Group immediately and pay the additional interest of deferred settlement and attorney fee. As of September 30, 2023 and 2024, the Group has reclassified the principal amount and accrued interest from redeemable non-controlling interests in mezzanine equity into liability and fully accrued US$1,408 and US$4,513, respectively, of penalties and attorney fee as accrued expenses and other current liabilities. On June 12, 2024, the Changsha Intermediate People’s Court entered a judgment of first instance that Autozi Internet Technology should not bear the repurchase obligation and only Dr. Houqi Zhang should pay the corresponding principal amount, accrued interest and attorney fee. Both Hunan Tianhuan and Dr. Houqi Zhang filed an appeal after the first instance judgment. On June 27, 2024, Dr. Houqi Zhang appealed to the court for a retrial of this lawsuit. On June 28, 2024, Hunan Tianhuan appealed to the court that Autozi Internet Technology should bear the repurchase obligation. On September 19, 2024, the second hearing was held. As of the issuance date of the combined and consolidated financial statements, the lawsuit was ongoing without a final verdict.

In the opinion of management, except for the above, there were no significant pending or threatened claims and litigation as of September 30, 2024 and through the issuance date of these combined and consolidated financial statements.

22. Parent company only condensed financial information

The condensed financial information has been prepared using the same accounting policies as set out in the combined and consolidated financial statements except that the equity method has been used to account for investments in the Company’s subsidiaries. For the parent company, the Company records its investments under the equity method of accounting as prescribed in ASC 323, Investments - Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investments in subsidiaries” and the subsidiaries profit as “Equity in loss of subsidiaries” on the condensed statements of operations.

AUTOZI is a Cayman Islands company and, therefore, is not subjected to income taxes for all years presented. The subsidiaries did not pay any dividend to the Company for the year presented. As of September 30, 2024, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the combined and consolidated financial statements, if any.

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

Condensed balance sheets

	As of September 30,
	2023	2024

ASSETS
Current assets
Cash and cash equivalents	$-	$825
Restricted cash		501
Prepayments, receivables and other assets		5,800
Amount due from subsidiary of the Company		1,500
Total current assets	$-	$8,626

TOTAL ASSETS	$-	$8,626

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
LIABILITIES
Accrued expenses and other current liabilities	$-	$62
Amounts due to related parties	-	21
Investment deficit in subsidiaries	146,742	42,284
TOTAL LIABILITIES	146,742	42,367

Shareholders’ deficit
Ordinary shares (US$0.000001 par value; 500,000,000,000 and 500,000,000,000 shares authorized as of September 30, 2023 and 2024; 73,580,500 and nil shares issued and outstanding as of September 30, 2023 and 2024, respectively)	-	-
Class A ordinary shares (US$0.000001 par value; 480,000,000,000 and 480,000,000,000 shares authorized as of September 30, 2023 and 2024; nil and 70,386,100 shares issued and outstanding as of September 30, 2023 and 2024, respectively)	-
Class B ordinary shares (US$0.000001 par value; 20,000,000,000 and 20,000,000,000 shares authorized as of September 30, 2023 and 2024; nil and 34,595,100 shares issued and outstanding as of September 30, 2023 and 2024, respectively)	-
Additional paid-in capital	4,579	84,824
Accumulated deficit	(166,020)	(129,532)
Accumulated other comprehensive income	14,699	10,967
Total AUTOZI shareholders’ deficit	(146,742)	(33,741)
Non-controlling interests	-	-
Total shareholders’ deficit	(146,742)	(33,741)

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	$-	$8,626

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

Condensed statement of operations

	For the years ended September 30,
	2022		2023	2024
Operating expenses
General and administrative expenses	$		$-	$(129)
Total operating expenses		-	-	(129)

Other income/(expense)
Interest expenses, net				(26)
Equity in loss of subsidiaries		(5,614)	(10,152)	(10,701)
Loss before income tax expense		(5,614)	(10,152)	(10,856)
Income tax expense		-	-	-
Net loss		$(5,614)	$(10,152)	$(10,856)
Less: net loss attributable to mezzanine equity		(98)	(162)	(153)
Less: accretion of mezzanine equity to redemption value		13,194	11,587	10,300
Plus: conversion of redeemable principal interests into ordinary shares upon IPO		-	-	53,469
Net loss attributable to the Company’s ordinary shareholders		$(18,710)	$(21,577)	$32,466

Condensed statement of cash flows

	For the years ended September 30,
	2022	2023	2024
Net cash used in operating activities	-	-	(7,703)
Net cash generated from investing activities	-	-	-
Net cash generated from financing activities	-	-	9,029
Net increase in cash and cash equivalents:	-	-	1,326
Cash, cash equivalents and restricted cash at the beginning of year	-	-	-
Cash, cash equivalents and restricted cash at the end of year	-	-	1,326

23. Subsequent events

The Company has evaluated subsequent events through the date of issuance of the combined and consolidated financial statements and noted that there are no other subsequent events that would require recognition or disclosure in the Company’s combined and consolidated financial statements except for the events mentioned below.

On November 19, 2024, the Company registered 7,000,000 Class A ordinary shares of a par value US$0.000001 per share, which may be issued pursuant to awards under the Company’s 2024 Equity Incentive Plan. In November 2024, the Company granted 6,542,700 restricted shares to its employees under 2024 Equity Incentive Plan.

In December 2024, the Company borrowed RMB6 million from Bank of Beijing with an interest rate of 2.9% and the maturity date of the loan is December 2025. The loan is guaranteed by a third party, Beijing Zhongguancun Technology Financing Guarantee Co., Ltd, to whom the Company paid guarantee service fees based on the loan amount.

In December 2024, the Company issued 1,000,000 restricted and unregistered Class A ordinary shares, with the issuance date quoted market price of US$1.12 per share, par value of US$0.000001 to a third party vendor for its consulting service provided to the Company.

