Form 20-F
period 2025-09-30
Autozi Internet Technology (Global) Ltd.
filed 2026-02-12
CIK 1959726

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report for the transition period from ____________to ____________

Commission file number: 001-42255

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Building A, Room 204

Intelligence Park No. 26 Yongtaizhuang North Road

Haidian District, Beijing, China 100080

+86 13810709967

(Address of principal executive offices)

Houqi Zhang, Chief Executive Officer

Tel: +86 13810709967

Email: houqi.zhang@autozi.com

Building A, Room 204

Intelligence Park No. 26 Yongtaizhuang North Road

Haidian District, Beijing, China 100080

+86 13810709967

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol (s)	Name of Each Exchange on Which Registered
Class A ordinary shares, par value US$0.00005	AZI	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of September 30, 2025, the issuer had 1,894,522 Class A ordinary shares and 613,102 Class B ordinary shares issued.

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

We caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information-D. Risk Factors.” Those risks are not exhaustive. We operate in an evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

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

●	“China” or the “PRC”, in each case, refers to the People’s Republic of China, excluding, for the purpose of this report only, Hong Kong, Macau and Taiwan. The term “Chinese” has a correlative meaning for the purpose of this report. When used in the case of laws and regulations, of “China” or “the PRC”, it refers to only such laws and regulations of mainland China;

●	“Class A ordinary shares” refer to our Class A ordinary shares, par value US$0.00005 per share;

●	“Class B ordinary shares” refer to our Class B ordinary shares, par value US$0.00005 per share;

●	“EIT” refers to enterprise income tax;

●	“Hong Kong” refers to Hong Kong Special Administrative Region in the PRC;

●	“Hong Kong subsidiary” refers to Autozi Internet Technology (HK) Limited;

●	“NEV” refers to new energy vehicle;

●	“Operating Subsidiaries” refers to the Company’s subsidiaries that operate the Company’s business in the PRC, including Autozi Internet Technology Co., Ltd., Autozi Internet Technology (Hunan) Co., Ltd., Autozi Chifu Auto Services (Beijing) Co., Ltd., Autozi Auto Services (Changsha) Co., Ltd., Autozi Baofu Auto Services (Beijing) Co., Ltd., and Autozi Supply Chain Management (Beijing) Co., Ltd.;

●	“ordinary shares” or “shares” refer to our Class A ordinary shares and Class B ordinary shares;

●	“PRC subsidiaries” refers to the Company’s subsidiaries incorporated in the PRC, including Autozi Investment Management (Anhui) Co., Ltd., Autozi Investment (Hainan) Co., Ltd., Beijing Autozi Management Consulting Service Co., Ltd., Autozi Internet Technology Co., Ltd., 5 subsidiaries[1] directly or indirectly controlled by Autozi Internet Technology Co., Ltd., and 7 subsidiaries[2] directly or indirectly controlled by Beijing Autozi Management Consulting Service Co., Ltd.;

●	“R&D” refers to research and development;

●	“RMB” and “Renminbi” refer to the legal currency of mainland China;

●	“SEC” refers to the Securities and Exchange Commission;

●	“the Company” or “our Company” refers to Autozi Internet Technology (Global) Ltd., a Cayman Islands exempted company;

1 Quantum Data Technology (Beijing) Co., Ltd., Autozi E-Commerce (Kunshan) Co., Ltd., Autozi Internet Technology (Hunan) Co., Ltd., Autozi Technology (Shenzhen) Co., Ltd. (f/k/a Quantum Commercial Factoring (Shenzhen) Co., Ltd.), Beijing Autozi Dashoubi Auto Services Co., Ltd.

2 Autozi Chifu Auto Services (Beijing) Co., Ltd., Autozi Supply Chain Management (Beijing) Co., Ltd., Autozi Auto Services (Changsha) Co., Ltd. (Formerly known as Autozi Auto Services Co., Ltd.), Autozi Baofu Auto Services (Changsha)Co., Ltd., Autozi Internet Technology (Changsha) Co., Ltd., Baicheng Auto Services (Henan) Co., Ltd., Autozi Baofu Auto Services (Beijing) Co., Ltd.

iii

●	“the First Share Split” refers to the subdivision of each of our issued and unissued ordinary shares into 50 ordinary shares with par value being changed from US$0.0001 per share to US$0.000002 per share approved on August 10, 2023;

●	“the Second Share Split” refers to the subdivision of each of our issued and unissued ordinary shares into two ordinary shares with par value being changed from US$0.000002 per share to US$0.000001 per share approved on April 11, 2024;

●	“December 2025 Share Consolidation” refers to the 50-for-1 consolidation of our issued and unissued ordinary shares, with the par value adjusted from US$0.000001 per share to US$0.00005 per share, effective December 12, 2025

●	“US$” and “U.S. dollars” refer to the legal currency of the United States;

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

●	“we,” “us,” “our,” and “the Group” refer to Autozi Internet Technology (Global) Ltd., a Cayman Islands exempted company, together as a group with its subsidiaries.

This annual report on Form 20-F includes our audited consolidated financial statements as of September 30, 2024 and 2025 and for the years ended September 30, 2023, 2024 and 2025.

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding. Our reporting currency is U.S. dollar and our functional currency is Renminbi. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Other than in accordance with relevant accounting rules and as otherwise stated, all translations of Renminbi into U.S. dollars in this Annual Report were made at the rate of RMB7.1190 to USD 1, the year-end spot rate on September 30, 2025 or at the rate of RMB7.1896 to USD 1, the average rate for the year ended September 30, 2025. Where we make period-on-period comparisons of operational metrics, such calculations are based on the Renminbi amount and not the translated U.S. dollar equivalent. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

CORPORATE HISTORY AND STRUCTURE

Our Corporate Structure

We are a holding company incorporated in the Cayman Islands and not a Chinese operating company. As of the date of this annual report, as a holding company with no material operations of our own, we conduct our business through our Operating Subsidiaries. The following diagram illustrates our corporate structure and identifies our significant subsidiaries as of the date of this report.

Autozi Internet Technology(Global) Ltd.
(Cayman Islands)
100%
Equity Intereste
Autozi Internet Technology(BVI)Ltd.
(BVI)
100%
Offshore
Autozi Internet Technology(hk)Ltd.
100%
100%
Onshore
Autozi Investment Management (Anhui) Co., Ltd.
Beijing Autozi Management Consulting Service Co., Ltd.
95.05%
100%
80%
Autozi Internet Technology Co., Ltd.
Autozi Auto Services (Changsha) Co., Ltd.
Autozi Chifu Auto Services (Beijing) Co., Ltd.
100%
70%
70%
Autozi Internet Technology (Hunan) Co., Ltd.
Autozi Baofu Auto Services (Beijing) Co., Ltd.
Autozi Supply Chain Management (Beijing) Co., Ltd.

Note:	the English names of our PRC business entities are directly translated from Chinese and may be different from their names shown on their respective records filed with relevant PRC authorities.

(1)	Dr. Houqi Zhang, five other natural persons and 26 entities hold 5% shareholding of Autozi Internet Technology Co., Ltd..

(2)	Beijing Autozi Chifu Management and Consulting Center (Limited Partner) holds 20% shareholding of Autozi Chifu Auto Services (Beijing) Co., Ltd..

(3)	Xinhao Sun holds 30% shares of Autozi Supply Chain Management (Beijing) Co., Ltd.

(4)	Xinhao Sun holds 30% shares of Autozi Baofu Auto Services (Beijing) Co., Ltd.

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

None of our PRC subsidiaries has issued any dividends or distributions to respective holding companies or any investors as of the date of this report. Our PRC subsidiaries generate and retain cash generated from operating activities and re-invest it in our business. Historically, Autozi Internet Technology Co., Ltd. had also received equity financing from its shareholders to fund business operations of our PRC subsidiaries. As of the date of this report, we did not have any dividends, or distributions between us, and our subsidiaries, or to investors. In the future, cash proceeds raised from overseas financing activities may be, and are intended to be, transferred by us through our wholly owned Hong Kong subsidiary to our PRC subsidiaries via capital contribution and shareholder loans, as the case may be. To transfer cash from our Hong Kong subsidiary to our PRC subsidiaries, our Hong Kong subsidiary may make capital injection to directly increase its registered capital in the PRC subsidiaries in which it holds equity interests, which requires a registration with the local administration for market regulation, a report with the local commerce department (which can be submitted along with the registration with administration for market regulation), and registration with a local bank authorized by the SAFE. Our Hong Kong subsidiary may also provide a shareholder loan to our PRC subsidiaries, which requires a foreign loan registration with the SAFE or its local bureau. Aside from the aforesaid reports, filings or registrations to the relevant authorities, there is no other restriction or limitations on such cash transfer from our Hong Kong subsidiary to our PRC subsidiaries. Subsidiaries in China that receives such cash proceeds then will transfer funds to its subsidiaries to meet the capital needs of our business operations. For details about the applicable PRC rules that limit transfer of funds from overseas to our PRC subsidiaries, see “Risk Factors - Risks Relating to Doing Business in China - PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

The structure of cash flows within our organization, and the applicable regulations, are as follows. After foreign investors’ funds enter Autozi Internet Technology (Global) Ltd., our holding company, subject to the cash demand of our PRC and Hong Kong subsidiary, the funds can be transferred to our wholly owned Hong Kong subsidiary, which will further distribute the funds to our PRC subsidiaries. If we intend to distribute dividends, PRC subsidiaries will transfer the dividends to our Hong Kong subsidiary in accordance with the laws and regulations of the PRC, and then our Hong Kong subsidiary will transfer the dividends all the way up to Autozi Internet Technology (Global) Ltd., and the dividends will be distributed from Autozi Internet Technology (Global) Ltd. to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. The cross-border transfer of funds within our corporate group under our direct holding structure must be legal and compliant with relevant laws and regulations of China. As an offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions and to our affiliated entities only through loans, subject to applicable government reporting, registration and approvals. See “Risk Factors-Risks Relating to Doing Business in China-PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

The following illustrative table shows the funds flow within our direct equity ownership structure.

Autozi Internet Technology (Global)Ltd.
(Cayman Islands)
Capital Injection /Shareholder Loan
Dividends /Distributions
Autozi Internet Technology (BVI) Ltd.
(BVI)
Capital Injection /Shareholder Loan
Dividends /Distributions
Autozi Internet Technology (HK) Ltd.
Capital Injection /Shareholder Loan
Dividends /Distributions
Outside the PRC
Inside the PRC
Autozi Investment Management (Anhui) Co., Ltd.
Capital Injection /Shareholder Loan
Dividends /Distributions
other PRC subsidiaries

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We have, from time to time, transferred cash between our PRC subsidiaries to fund their operations, and we do not anticipate any difficulties or limitations on our ability to transfer cash between such subsidiaries. As of the date of this report, no cash generated from our PRC subsidiaries has been used to fund operations of any of our non-PRC subsidiaries. We may encounter difficulties in our ability to transfer cash between PRC subsidiaries and non-PRC subsidiaries largely due to various PRC laws and regulations imposed on foreign exchange. To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar during the fourth quarter of 2016, the People’s Bank of China and the SAFE, implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its controls and our PRC subsidiaries’ dividends and other distributions may be subject to strengthened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Additionally, to the extent cash or assets in our business is in the PRC or Hong Kong or a PRC or Hong Kong entity, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in, or the imposition of restrictions and limitations on the ability of our holding company, or our PRC subsidiaries by the PRC government to transfer cash or assets. However, as long as we are compliant with the procedures for approvals and filings from foreign exchange authorities and banks in China, the relevant laws and regulations in China do not currently impose limitations on the amount of funds that we can transfer out of China. We and our subsidiaries maintain cash management policies that dictate the purpose, amount, appropriate internal control procedures on the handling, depositing, receiving, transferring, safeguarding, and documentation and recording of cash transfers. Such policies are internal written policies established and adopted by our financial department, following the instructions of our management. Subject to the amounts of cash transfer and the nature of the use of funds, requisite internal approval shall be obtained prior to each cash transfer. Specifically, all transactions require the approval of the financial manager. When the transaction amount is relatively large, the Chief Financial Officer and Chief Executive Officer are required to conduct regular review and approval. See “Item 4.A. Regulations-Regulations Relating to Foreign Exchange” for details of such procedures.

RECENT REGULATORY DEVELOPMENTS

Cybersecurity Review

On December 28, 2021, the CAC and 12 other relevant PRC government authorities published the amended Cybersecurity Review Measures, which came into effect on February 15, 2022. The Cybersecurity Review Measures provide that a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review. Further, the relevant PRC governmental authorities may initiate a cybersecurity review against any company if they determine certain network products, services, or data processing activities of such company affect or may affect national security. As of the date of this report, based on the facts that (i) we possess personal information of less than one million users in the PRC, and do not qualify as a critical information infrastructure operator or possess any core data or important data of the PRC or any information, which affects or may affect national security of the PRC; and (ii) we have not been informed by any governmental authority of mainland China of any requirement to file for a cybersecurity review, we believe that, as advised by our PRC legal counsel, Beijing Yuzhi Law Firm, neither us nor any of our PRC subsidiaries is subject to the cybersecurity review with respect to the offering of our securities or the business operations of our PRC subsidiaries.

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

Permissions and Approvals for our Business Operation and Securities Offering

As of the date of this report, we believe we have obtained all permissions and approvals which we are required to obtain from PRC authorities to operate our business and to offer the securities being registered to foreign investors, namely the PRC business licenses maintained by our PRC subsidiaries, except that, as disclosed in this report, we did not obtain certain fire safety filling for some of our warehouses and offices, and certain of our PRC subsidiaries have failed to make information filing through the National Automotive Circulation Information Management System in a timely manner. There also remain some uncertainties regarding whether we are required to obtain or complete (i) the insurance agency business permits, (ii) those approval or license related to our loan facilitation services and factoring services, (iii) VATS license, and (iv) the franchising filing with the competent commerce authority. As of the date of this report, we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection by any governmental authorities of any requirement to obtain necessary permissions and approvals for our business operation and securities offering, nor have we been denied of any permissions or approvals. For additional information, see “Risk Factors-Risks Relating to Our Business and Industry-Failure to comply with the fire safety filing requirements for some of our warehouses and offices may subject us to administrative penalties, which could cause our operations and financial conditions to be materially adversely affected”, “Risk Factors-If our MBS store operators do not comply with MBS store agreements, our business could be harmed and if MBS store agreements are identified as franchising contracts, our business and the results of operations would be adversely affected”, “Risk Factors-Risks Relating to Doing Business in China-Our PRC subsidiaries conducting new car sales business may be subject to administrative penalties for failure to file with the competent authorities in a timely manner”, “Risk Factors-Risks Relating to Our Business and Industry-Quantum Factoring and Quantum Data may be subject to administrative penalties or may be required to obtain approval or license for our loan facilitation services and factoring services”, “Risk Factors-Risks Relating to Our Business and Industry-If we fail to obtain VATS license for the operation of our online supply chain cloud management systems and SaaS systems in the future, our business, financial condition and results of operations may be adversely affected” and “Risk Factors-Risks Relating to Our Business and Industry-The approval, filing or other procedures of the CSRC will be required in connection with our offshore offerings in the future under PRC laws and our future offering will be contingent upon the completion of such filing procedures.”

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

Our auditor, Marcum Asia CPAs LLP, is not subject to the determinations announced by the PCAOB on December 16, 2021 as it is not on the list published by the PCAOB. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. Furthermore, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC or any other foreign jurisdiction. If authorities in the PRC or another foreign jurisdiction were to take a position at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, and if such lack of inspection were to extend for the requisite period of time under the HFCA Act, our securities will be prohibited from being traded on U.S. markets and an exchange may determine to delist our securities.

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

IMPLICATIONS OF BEING A FOREIGN PRIVATE ISSUER

We are also considered a “foreign private issuer.” We report under the Exchange Act as a non-U.S. company with foreign private issuer status. This means that, even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act regarding liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

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

IMPLICATION OF BEING A CONTROLLED COMPANY

As of the date of this report, our founder and chief executive officer, Dr. Houqi Zhang beneficially owned all of our total issued and outstanding Class B ordinary shares, representing 73.2% of our total voting power. As a result, we are a “controlled company” as defined under the Nasdaq Stock Market Rules because Dr. Zhang holds more than 50% of the voting power for the election of directors. Dr. Houqi Zhang has the ability to control or significantly influence the outcome of most of the corporate matters requiring approval by shareholders. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. We do not currently utilize the exemptions from certain corporate governance rules available for controlled companies. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

●	We have a limited operating history under our current platforms and business model, which makes it difficult to evaluate our business and prospects and increases the risks associated with your investment, and any future changes to our business model could materially and adversely affect our business.

●	Our business model may be replicated by automotive platforms, internet companies, and traditional offline automotive service companies and manufacturers aiming to engage in online and offline integrated automotive business.

●	We face intense competition and may fail to maintain our market share.

●	A severe or prolonged downturn in Chinese or global economy could materially and adversely affect our business and financial condition.

●	Our business and growth are affected by changes in customer demand and spending for lifecycle automotive service in China.

●	Our new car sales business will be harmed if overall consumer demand suffers from a severe or sustained economic downturn or if there is an oversupply in the Chinese market.

●	Our new car sales, financial condition and results of operations may be materially adversely affected by changes in costs or availability of consumer financing.

●	We have not been profitable and have incurred negative cash flows in operating activities, both of which may continue in the future.

●	Disruptions in the production and delivery of new cars due to the lack of availability of auto parts and key components from suppliers, such as semiconductor chips and other component parts and supplies, could have an adverse effect on our business, results of operations, financial condition and cash flows.

●	Our new car sales business mainly involves the sale of parallel import cars. Therefore, we may be subject to legal disputes with respect to import, taxation and product quality, which may materially and adversely affect our business, financial condition, results of operations and prospects.

●	Vehicle recalls could have a negative impact on our operation of business, financial condition and growth prospects.

●	Limits on new car purchase imposed by the Chinese government could have an adverse effect on our business and results of operations.

●	We are dependent upon our relationships with the manufacturers of NEVs that we sell and are subject to restrictions imposed by, and significant influence from, these NEV manufacturers. Any of these restrictions or any changes or deterioration of these relationships could have a material adverse effect on our business, financial condition, results of operations and cash flows.

●	The unavailability, reduction or elimination of government and economic incentives or government policies that are favorable for NEVs and domestically manufactured cars could adversely affect our profits generated from new car sales and may further harm our business, financial condition and results of operations.

●	We primarily conduct our NEV sales business and automotive insurance related services through MBS stores while we primarily conduct auto parts and auto accessories sales to our auto part dealers, and we may not be able to attract or retain partner store operators.

●	Stores in our network may experience difficulty hiring and retaining qualified personnel.

●	If our MBS store operators do not comply with MBS store agreements, our business could be harmed and if MBS store agreements are identified as franchising contracts, our business and the results of operations would be adversely affected.

●	Accidents, injuries or other harm suffered in MBS stores or our warehousing facilities may adversely affect our reputation, subject us to liability and cause us to incur substantial expenses.

●	MBS store network expansion may not be implemented effectively.

●	MBS stores in our network are subject to certain environmental laws and regulations.

●	Our business may be affected by advances in automotive technology, such as NEVs, autonomous driving and shared mobility.

●	If we are unable to provide high-quality services, our reputation and business may be materially and adversely affected.

●	Any harm to our brands or reputation may materially and adversely affect our business, market share and results of operations.

●	Misconducts, including illegal, fraudulent, or collusive activities, by our employees, MBS store operators, suppliers, manufacturers, cooperators and any third-party service providers, may harm our brands and reputation and adversely affect our business and results of operations.

●	From time to time, we may evaluate and potentially consummate necessary or desirable strategic alliance, acquisition, or investment, which could require significant management attention, disrupt our business and adversely affect our financial results.

●	We may not successfully expand into new car models, auto parts, auto accessories and service categories, or maintain existing car models and upgrade existing auto parts, auto accessories and automotive insurance related services.

●	We may be subject to product defects or other quality issues and product liability exposure.

●	The wide variety of payment methods that we adopt may subject us to risks related to third-party payment processing.

●	Failure to comply with the fire safety filing requirements for some of our warehouses and offices may subject us to administrative penalties, which could cause our operations and financial conditions to be materially adversely affected.

●	If we fail to obtain VATS license for the operation of our online supply chain cloud management systems and SaaS systems in the future, our business, financial condition and results of operations may be adversely affected.

●	The approval, filing, or other procedures of the CSRC will be required in connection with our offshore offerings in the future under PRC laws and our future offering will be contingent upon the completion of such filing procedures.

●	Our business is subject to various government regulations and regulatory interference in China. If we do not receive, complete, or maintain necessary approvals or filings, or we inadvertently conclude that such approvals or filings are not required, or there is a change in the applicable laws, regulations, or interpretations such that we need to make filings or obtain approvals in the future, it may have a material adverse effect on our business and results of operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

●	Any disruption to our technology systems and resulting interruptions in the availability of our websites, applications, platforms, or services could adversely affect our business and results of operations.

●	If we fail to keep up with the technological developments and implementation of advanced technologies, our business, results of operations and prospects may be materially and adversely affected.

●	Epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks may disrupt our operations, which could materially and adversely affect our business, financial condition, results of operations and prospects.

●	Any failure of any of our key suppliers to deliver new cars, auto parts or auto accessories could negatively influence our ordinary business operations.

●	Supply chain shortages and interruptions, fluctuations in prices and our relationship with suppliers could adversely affect our results of operations.

●	We are subject to risks relating to the warehousing and logistics of our products.

●	We may need additional capital to pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.

●	Our cash flows, financial conditions and business operations may be negatively affected due to the guarantees we provide to third parties.

●	Our business is subject to a certain level of seasonality.

●	Failure to manage inventory at optimal levels could adversely affect our business, financial condition, and results of operations.

●	Increases in labor costs in the PRC and noncompliance with labor laws and regulations may materially and adversely affect our business and our margin profile.

●	We are subject to risks relating to our leased properties.

●	Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

●	We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

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

We incurred net losses of US$10.5 million, US$11.1 million and US$16.6 million for the fiscal years ended September 30, 2023, 2024 and 2025, respectively and may continue to incur net loss in the foreseeable future. In addition, we incurred negative cash flows in operating activities for the approximate amount of US$7.3 million, US$10.1 million and US$4.7 million for the fiscal years ended September 30, 2023, 2024 and 2025, respectively. Our operating loss were US$7.3 million, US$5.4 million, and US$17.5 million for the same periods and may continue to incur operating losses in the foreseeable future. In light of the foregoing circumstances, we have concluded that there is substantial doubt about our ability to continue as a going concern for a period of one year from the date that our consolidated financial statements for the year ended September 30, 2025 were issued. We expect to continue the development and expansion of our business, particularly to invest significantly in business acquisition, research and development, and these investments may not result in an increase in revenue or positive cash flow on a timely basis, or at all. We anticipate additional costs in connection with legal, accounting and other administrative expenses related to operating as a public company.

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

For the fiscal years ended September 30, 2023, 2024 and 2025, our revenues from new car sales amounted to US$73.7 million, US$55.8 million, and US$0.9 million, representing approximately 65.0%, 44.8%, and 0.8% of our total revenues for the same periods, respectively. Among our revenues from new car sales, 98.6%, 99.5%, and 100% were generated from the sales of parallel import cars for the same periods, respectively. China started to pilot the parallel import plan in its Shanghai free trade zone in 2015 and later extended it to other free trade zones, including but not limited to Guangdong, Tianjin and Fujian. Unlike traditional imports, the parallel import scheme allows local auto dealers to directly purchase cars from foreign market, and price for parallel import cars, most of which are premium ones, are usually more than ten percent lower than dealers authorized by automakers. We may be subject to the risk of vehicle recalls and be responsible for guaranteeing the repair, replacement and return, or the Three Warranties, of the parallel import car. See “-Risks Relating to Our Business and Industry-Vehicle recalls could have a negative impact on our operation of business, financial condition and growth prospects.” However, when our customers purchase parallel import cars from us, they may buy commercial insurance in relation to the Three Warranties for automobiles. If any quality problem arises and needs to be repaired, the relevant expense will be borne by the insurance company within the insurance policy scope. In addition, if the parallel import cars we purchased from the importers are imported in violation of laws or fail to comply with the PRC standards for safe and technical and environmental protection emission, or the PRC government imposes limits on the parallel import of cars in the future, our business, financial condition, results of operations and growth prospects may be adversely affected.

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

For the fiscal years ended September 30, 2023, 2024 and 2025, our revenues from new car sales amounted to US$73.7 million, US$55.8 million, and US$0.9 million, among which 1.4%, 0.5%, and nil were generated from the sales of NEVs for the same periods, respectively. Our business has benefited from government subsidies, economic incentives and government policies that support the growth of NEVs. However, on December 31, 2021, the Ministry of Finance of the PRC, together with several other PRC government departments, issued the Circular on Improving the Fiscal Subsidy Policies for the Promotion and Application of New Energy Vehicles in 2022, pursuant to which certain subsidies on NEV purchases were terminated on December 31, 2022. Even though the purchase subsidies have been terminated, there are other government policies that are favorable to NEVs. For example, in certain cities, quotas that limit the purchase of internal combustion engine vehicles, or “ICE vehicles,” do not apply to NEVs, thereby incentivizing customers to purchase NEVs. On September 18, 2022, the Ministry of Finance of the PRC, together with several other PRC government departments, issued the Announcement on Extending Exemption of Vehicle Purchase Tax for New Energy Vehicle, which extended tax exemptions on NEV purchases to December 31, 2023. On June 19, 2023, the Ministry of Finance together with several other PRC government departments, jointly issued the Announcement on the Continuation and Optimization of Vehicle Purchase Tax Relief Policies for New Energy Vehicles, pursuant to which the NEVs purchased during the period from January 1, 2024 to December 31, 2025 are exempted from the vehicle purchase tax; the NEVs purchased during the period from January 1, 2026 to December 31, 2027 are subject to the vehicle purchase tax at a reduced rate by half. China’s central government also provides certain local governments with funds and subsidies to support the roll out of a charging infrastructure. These policies are subject to certain limits as well as changes that are beyond our control, and we cannot assure you that future changes, if any, would be favorable to our business.

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

We had a total of 66 MBS stores within our network as of September 30, 2025. Our MBS store network expansion involves substantial risks, including the selection of suitable locations, the availability of suitable locations and competition for suitable development sites, the selection of appropriate partner store candidates, the ability of partner store operators to fulfil their commitments to build new locations and the time frames specified in their development agreements, the negotiation of acceptable lease terms for new locations, costs of construction, permit issuance and regulatory compliance, the ability to meet construction schedules, the availability of financing and other capabilities of partner store operators. We cannot assure you that partner store operators planning the opening of new MBS stores will have the ability or sufficient access to financial resources necessary to open and operate such stores. The partner store operators’ development and construction of new MBS stores may not be completed in a timely manner or at all. We cannot assure you that present or future development plans will perform in accordance with expectations. It cannot be assured that partner store operators will successfully participate in our strategic initiatives or operate locations in a manner consistent with our standards. Moreover, newly opened MBS stores may not achieve desired revenue or cash flow levels.

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

We may pursue selected strategic alliances and potential strategic acquisitions that are supplemental to our business and operations, including opportunities that can help us further expand our offline MBS store network, optimize our product and service offerings and improve our technology system. See “Business-Our Strategies” for details. However, strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance or default by counterparties, and increased expenses in establishing these new alliances, any of which may materially and adversely affect our business. In addition, we may have limited ability to control or monitor the actions of our strategic partners. To the extent a strategic partner suffers any negative publicity as a result of its business operations, our reputation may be negatively affected by virtue of our association with such party.

The costs of identifying and consummating strategic acquisitions may be significant and subsequent integrations of newly acquired companies, businesses, assets and technologies would require significant managerial and financial resources and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our growth and business operations. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities and exposure to potential unknown liabilities of the acquired business. The acquired businesses or assets may not generate the financial results we expect and may incur losses. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. In addition, the PRC laws and regulations may make it difficult for us to conduct acquisitions in the future. See “-Risks Relating to Doing Business in China-The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.”

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

Our business is subject to various government regulations and regulatory supervision in China. As of the date of this report, except as disclosed in this report, we have obtained all permissions and approvals which we are required to obtain from PRC authorities to operate our business.

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

We procure new cars, auto parts and auto accessories from both domestic and global suppliers. For the fiscal years ended September 30, 2023, 2024 and 2025, purchase from our five largest suppliers accounted for 17.2%, 17.8%, and 15.4% of our total purchase for the same periods, respectively. We attempt to mitigate our supply chain risk by qualifying and obtaining cars, auto parts and auto accessories from multiple sources where practicable and maintaining safety stock for certain key car models, auto parts and auto accessories with lengthy procurement lead times. However, we may still experience shortages or the available auto parts and accessories may not meet our specifications or quality needs. Furthermore, qualifying alternative suppliers may be time consuming and costly. Any disruption in the supply of new cars, auto parts and auto accessories could temporarily disrupt our daily business operations, until an alternative supplier is fully qualified by us or we are able to procure the relevant car models, auto parts or auto accessories in sufficient quantities from other existing suppliers. See “-Supply chain shortages and interruptions, fluctuations in prices and our relationship with suppliers could adversely affect our results of operations.” With the development and expansion of our business, we will need to more accurately forecast, purchase, warehouse and transport new cars, auto parts and auto accessories to customers and MBS stores. If we fail to match the timing and quantities of procurement to our actual needs, we may incur unexpected business disruption, storage and write-off costs, which could have a material adverse effect on our financial and operating results.

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

Seasonal changes may impact the demand for our new car sales, automotive insurance related services, and auto parts and auto accessories, which is generally common for our industry. We have historically recorded lower revenues in the first quarter of each calendar year. During the first quarter, stores are temporarily closed as technicians return home for the Chinese New Year holidays and there is relatively low level of road travel activity during the winter and the Chinese New Year holiday period. We have historically recorded higher revenues in the second half of each calendar year. Our car sales are generally higher in the second half of the calendar year, especially in the fourth quarter. Accordingly, more car owners perform maintenance on their cars in the second half of the year given that maintenance schedules are often on an annual basis (if not based on mileage). In addition, we also typically experience a seasonal surge in volume of auto parts and accessories sales during the third and fourth quarters of each year when we launch special promotional campaigns like other major online e-commerce platforms, for example, around China’s new online shopping festivals on June 18 and November 11 each year. We may experience capacity and resource shortages in fulfilling orders during the period of such seasonal surge in our business, which could materially and adversely affect our business and results of operations.

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

Furthermore, we have not registered any of our leasehold interests with the relevant Chinese governmental authorities as required by PRC law, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant Chinese governmental authorities. Failure to complete the lease registration will not affect the legal effectiveness of the lease agreements according to PRC law, but the real estate administrative authorities may require the parties to the lease agreements to complete lease registration within a prescribed period of time, and failure to do so may subject the parties to fines from RMB1,000 to RMB10,000 for each of such lease agreements. See “-Risks Relating to Our Business and Industry-We may be subject to penalties for failure to register our lease with the PRC real estate administration department.”

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

We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for most of our employees. However, as of the date of this report, we had not made sufficient social insurance and housing provident fund contributions for all of our employees in full in accordance with the relevant PRC laws and regulations. For detailed descriptions of associated risks, see “-Increases in labor costs in the PRC and noncompliance with labor laws and regulations may materially and adversely affect our business and our margin profile.” We do not maintain any commercial insurance in relation to our business operations. We consider our insurance coverage to be sufficient for our business operations in China. However, we cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

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

In the ordinary course of our business, we collect certain personal information provided by our customers, which is stored in our own server. Privacy protection is increasingly demanding, and the use of electronic payment methods and collection of certain personal information expose us to increased risk of privacy and/or security breaches as well as other risks. We may experience or be affected by security breaches in which our customers’ personal information is stolen. Also, security and information systems that we use or rely on may be compromised as a result of data corruption or loss, cyberattack or a network security incident or we may fail to comply with applicable laws and regulations. Although private networks are used to transmit confidential information, third parties may have the technology or know-how to breach the security of the customer information transmitted, and the security measures employed may not effectively prohibit others from obtaining improper access to this information. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and are often difficult to detect for long periods of time, which may cause a breach to go undetected for an extensive period of time. Advances in computer and software capabilities, new tools, and other developments may increase the risk of such a breach. If a person is able to circumvent our security measures or those of third parties, he or she could destroy or steal valuable information or disrupt our operations. We may become subject to claims for purportedly fraudulent transactions arising out of the unlawful access or exfiltration of personal data, and we may also be subject to lawsuits, administrative fines or other proceedings relating to these types of incidents. Any such claim or proceeding could cause us to incur significant unplanned expenses, which could have an adverse impact on our business, financial condition and results of operations. Further, adverse publicity resulting from such claims or proceedings could significantly harm our reputation which, in turn, may have an adverse effect on our business, financial condition and results of operations. See also “-Risks Relating to Doing Business in China-We are subject to a variety of laws and regulations regarding cybersecurity and data protection, and any failure to comply with applicable laws and regulations, including improper use or appropriation of personal information provided directly or indirectly by our customers or end customers, could have a material adverse effect on our business, financial condition and results of operations.”

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

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because our founder, Dr. Houqi Zhang, beneficially owned more than 50% of our total voting power as of the date of this report. Pursuant to our third amended and restated memorandum and articles of association, an ordinary resolution to be passed at a shareholders’ meeting requires the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at our general meeting, while a special resolution requires the affirmative vote of not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at our general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given. A special resolution will be required for important matters such as making changes to our third amended and restated memorandum and articles of association. As a result, Dr. Houqi Zhang has the ability to control or significantly influence the outcome of most of corporate matters requiring approval by shareholders. In addition, for so long as we remain a controlled company under that definition, we are permitted to elect to rely on, and may rely on, certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors and the requirements regarding compensation and nominating committees. We are not relying on the exemptions available for controlled companies as of the date of this report, but instead, we are relying on the exemption available for foreign private issuers to follow our home country governance practices. If we cease to be a foreign private issuer or if we cannot rely on the home country governance practice exemptions for any reason, we may decide to invoke the exemptions available for a controlled company as long as we remain a controlled company. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

We are subject to the reporting requirements of the Exchange Act of 1934, or Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the Nasdaq Stock Market. In the course of auditing our consolidated financial statements for the fiscal year ended September 30, 2025, we identified two material weaknesses in our internal control over financial reporting as of September 30, 2025. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

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

The global economy has experienced rising inflation since 2021, which has persisted through 2025 and remains uncertain for future periods. In particular, China’s overall economy and the average wage have increased in recent years and are expected to continue to grow. In addition, Additionally, global supply chain disruptions, rising energy costs, and ongoing geopolitical tensions, such as the Russia-Ukraine conflict and the instability in the Middle East, have further contributed to inflationary pressures. If inflation continues to increase or stays above levels seen in recent years, we could face further increases in labor costs and supply costs, which could adversely affect our business and results of operations if we are not able to pass on the increased costs to our customers, or successfully implement other mitigating actions.

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

Pursuant to the International Tax Cooperation (Economic Substance) Act, 2018 of the Cayman Islands (the “ES Act”), which was effective on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test outlined in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands, such as our Company; however, entities that are tax resident outside the Cayman Islands are exempt from the requirements of the ES Act. Accordingly, as the Company is currently tax resident outside the Cayman Islands, it is not required to satisfy the economic substance test as prescribed by the ES Act. The ES Act has continued to evolve after its enactment and it is anticipated that its operation and application will be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and we may have to make changes to our operations in order to comply with all requirements under the ES Act.

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

Changes, application and interpretation with respect to the PRC legal system could result in a material change in our operations and/or the value of the securities. PRC laws and regulations may be subject to future changes, which could result in a material change in our operations and/or the value of our Shares.

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

Our auditor, Marcum Asia CPAs LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in New York, New York, and has been inspected by the PCAOB on a regular basis. Therefore, it is not subject to the determinations announced by the PCAOB on December 16, 2021, as it is not on the list published by the PCAOB. However, in the event the PRC authorities would further strengthen regulations over auditing work of Chinese companies listed on the U.S. stock exchanges, which would prohibit our current auditor to perform work in China, then we would need to change our auditor and the audit workpapers prepared by our new auditor may not be inspected by the PCAOB without the approval of the PRC authorities, in which case the PCAOB may not be able to fully evaluate the audit or the auditors’ quality control procedures. Furthermore, due to the recent developments in connection with the implementation of the HFCA Act, we cannot assure you whether the SEC, Nasdaq or other regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. The requirement in the Accelerating HFCA Act that the PCAOB be permitted to inspect the issuer’s public accounting firm within two consecutive years, may result in our delisting in the future if the PCAOB is unable to inspect our accounting firm at such future time.

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

As of the date of this report, neither we nor any of our PRC subsidiaries has been required by any Chinese governmental authority to apply for cybersecurity review, nor have we or any of our PRC subsidiaries received any inquiry, notice, warning, sanction in such respect or been denied permission from any PRC regulatory authority to list on U.S. exchanges. As of the date of this report, based on the facts that (i) we possess personal information of less than 1 million users in the PRC, and do not qualify as a critical information infrastructure operator or possess any core data or important data of the PRC or any information, which affects or may affect national security of the PRC; and (ii) we have not been informed by any governmental authority of mainland China of any requirement to file for a cybersecurity review, we believe that, as advised by our PRC legal counsel, Beijing Yuzhi Law Firm, neither us nor any of our PRC subsidiaries is subject to the cybersecurity review with respect to the offering of our securities or the business operations of our PRC subsidiaries by the CAC under the 2022 Cybersecurity Review Measures. However, our PRC legal counsel has further advised us that there are substantial uncertainties as to how the 2022 Cybersecurity Review Measures will be interpreted or implemented, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the 2022 Cybersecurity Review Measures and the Administrative Regulation on Network Data Security, and our PRC legal counsel cannot exclude the possibility that the Chinese governmental authorities might, from time to time, further clarify or interpret 2022 Cybersecurity Review Measures in writing or orally and require the cybersecurity review for the offering. As Chinese governmental authorities have discretion in interpreting and implementing statutory provisions and there remains uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, we cannot assure you that relevant Chinese governmental authorities would reach the same conclusion as our PRC legal counsel does. Thus, to obtain clear instructions from the governmental authority, we are actively communicating with CAC to confirm the conclusion that we are not required to apply for the cybersecurity review. We cannot assure you that we or any of our PRC subsidiaries will not be deemed to be subject to PRC cybersecurity review requirements under the 2022 Cybersecurity Review Measures or the the Administrative Regulation on Network Data Security as a critical information infrastructure operator or an internet platform operator that is engaged in data processing activities that affect or may affect national security or holds personal information of more than one million customers, nor can we assure you that we or our PRC subsidiaries would be able to pass such review. Furthermore, if we or any of our PRC subsidiaries fails to receive any requisite permission or approval from the CAC for the business operations of our PRC subsidiaries, or the waiver for such permission or approval, in a timely manner, or at all, or inadvertently concludes that such permission or approval is not required, or if applicable laws, regulations or interpretations change and obligate us to obtain such permission or approvals in the future, we or our PRC subsidiaries may be subject to fines, suspension of business, website closure, revocation of business licenses or other penalties, as well as reputational damage or legal proceedings or actions against us, which may have a material adverse effect on our business, financial condition or results of operations. In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future pursuant to new laws, regulations or policies. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with applicable laws and regulations may result in fines, suspension of business, website closure, revocation of business licenses or other penalties, as well as reputational damage or legal proceedings or actions against us, which may have a material adverse effect on our business, financial condition or results of operations.

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

As of the date of this report, our Hong Kong subsidiary has not collected, stored, or managed any personal data and remains as a shareholding vehicle which does not conduct any actual business operation in Hong Kong. Therefore, we concluded that currently we do not expect that laws and regulations in mainland China on data security, data protection, or cybersecurity to be applied to our Hong Kong subsidiary or that the oversight of the CAC will be extended to its operations outside of mainland China. In Hong Kong, the Personal Data (Privacy) Ordinance (Chapter 486, Laws of Hong Kong), or the PDPO, applies to data users who control the collection, holding, processing or use of personal data in Hong Kong. These data users shall not do any act, or engage in a practice, that contravenes any of the data protection principles, or DPP, set out in Schedule 1 to the PDPO. DPP set out that (1) personal data must be collected in a lawful and fair way, for a purpose directly related to a function or activity of the data user. Data subjects must be notified of the purpose for which the data is to be used for and the classes of persons to whom the data may be transferred. Data collected should be adequate but not excessive; (2) personal data must be accurate and should not be kept for a period longer than necessary for the fulfilment of the purpose for which the data is or is to be used; (3) personal data must be used for the purpose for which the data is collected or for a directly related purpose unless voluntary and explicit consent with a new purpose is obtained from the data subject; (4) a data user shall take practicable steps to safeguard any personal data held against unauthorized or accidental access, processing, erasure, loss or use; (5) a data user shall take practicable steps to ensure that its policies and practices in relation to personal data, the kind of personal data it holds and the main purposes for which the personal data is or is to be used for are made known to the public; and (6) a data shall be entitled to request access to personal data and must be allowed to correct the personal data if it is inaccurate. PDPO or DPP have minimal impact, if not none, to us currently given that we do not collect, hold, process or use personal data in Hong Kong. In case our future business operations involve these activities, our Hong Kong subsidiary will be subject to the general requirements under the PDPO including the need to obtain the prescribed consent of the data subject and to take all practicable steps to protect the personal data held by data users against unauthorized or accidental access, loss or use. Breaches of the PDPO may lead to a variety of civil and criminal sanctions including fines. In addition, data subjects have a right to bring proceedings in court to seek compensation for damage. Our Hong Kong subsidiary has not received any notice, warning, sanction, or any regulatory objection for any breach of data security laws and regulations in Hong Kong. However, we cannot guarantee that we are, or will be, in compliance with all applicable international regulations as they are enforced now or as they evolve.

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

Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020 (“Article 177”), no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. In addition, entities or individuals are prohibited from providing documents and information in connection with any securities business activities to any organizations and/or persons aboard without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. Article 26 of the Trial Measures, or the Article 26, which was issued by the CSRC on February 17, 2023 and has come into effect on March 31, 2023, sets out that where an overseas securities regulatory agency intends to conduct investigation and evidence collection regarding overseas offering and listing activities by a domestic company, and request assistance of the CSRC under relevant cross-border securities regulatory cooperation mechanisms, the CSRC may provide necessary assistance in accordance with law. Any domestic entity or individual providing documents and materials requested by an overseas securities regulatory agency out of investigative or evidence collection purposes shall not provide such information without prior approval from the CSRC and competent authorities under the State Council. In addition, Article 11 of the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises, or the Article 11, which was jointly issued by the CSRC, the Ministry of Finance, the State Secrecy Administration and the State Archives Bureau on February 24, 2023 and came into effect on March 31, 2023, specifies that, (a) where the overseas securities regulator and the relevant competent authorities request to conduct inspections or investigations to collect evidence from a domestic enterprise and the domestic securities firms and securities service agencies providing corresponding services regarding the overseas offering and listing activities of the domestic enterprise, the inspection or investigation shall be carried out under the cross-border regulatory cooperation mechanism, and the CSRC or the relevant authorities shall provide the requisite assistance pursuant to the bilateral and multilateral cooperation mechanism, and (b) relevant domestic companies, securities firms and securities service agencies shall obtain the consent of the CSRC or the relevant administrative authorities prior to cooperating in the inspection or investigation carried out by the overseas securities regulator or relevant administrative authorities or providing documents and materials for cooperating in the inspection or investigation. While detailed interpretation of or implementation rules under Article 177, Article 26 and Article 11 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “-Risks Relating to Our Class A Ordinary Shares -You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.”

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of the date of this report, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to hedge our exposure adequately or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. See “-Governmental oversight upon currency conversion may limit our ability to utilize our income effectively and affect the value of your investment.”

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

Pursuant to the Administrative Regulation of the People’s Republic of China on the Registration of Market Entities which took effect on March 1, 2022, where a market entity changes its domicile business place it shall, before relocating to the new domicile business place, apply for registration of change with the registration authority, otherwise, the registration authority may order it to make corrections; if it refuses to do so, it may be subject to a fine of more than RMB10,000 but less than RMB100,000; in case of serious circumstances, its business license shall be revoked. Pursuant to the Interim Measures for the Administration of Enterprises with Abnormal Operation which took effect on October 1, 2014 and was amended on March 18, 2025, where the registration authority is unable to contact an enterprise at its domicile business place in the course of performance of duties pursuant to the law, it may decide to include the enterprise into the list of abnormal business operation. As of the date of this report, some of our PRC subsidiaries’ actual business places are inconsistent with their domicile business places and they haven’t applied for registration of change with the relevant registration authorities. With respect to that, such PRC subsidiaries may be ordered to make corrections or may be subject to a fine and they may be included into the list of abnormal business operation if the registration authorities are unable to contact them.

There are some risks associated with conducting business in Hong Kong.

We have one subsidiary in Hong Kong, Autozi Internet Technology (HK) Limited. Accordingly, its business operations and financial conditions may be affected by ongoing political and legal developments in Hong Kong. Any adverse economic, social and/or political conditions, including without limitation, material social unrest, strikes, riots, civil disturbances, governmental actions, changes in regulatory policies and significant natural disasters, may affect the market and may adversely affect the business operations of our Hong Kong subsidiary. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. The enforcement of the National Security Law implemented in June 2020 has significantly altered the regulatory and political landscape, potentially impacting business operations and investor sentiment. Any change of such political arrangements may directly and adversely affecting our results of operations and financial positions.

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

Each Class B ordinary share shall entitle the holder thereof to two hundred (200) votes on all matters subject to vote at general meetings of our Company, and each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of our Company. As of the date of this report, our founder and chief executive officer, Dr. Houqi Zhang beneficially owns all of our issued and outstanding Class B ordinary shares and more than 50% of the aggregate voting power of our total issued and outstanding shares. See “Principal Shareholders” and “-Risks Relating to Our Business and Industry-We will be a ‘controlled company’ within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.”. As a result of the dual-class structure and the concentration of ownership, our principal shareholders, including Dr. Houqi Zhang, have considerable influence over corporate matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. This level of control may prevent minority shareholders from influencing key business decisions. Our principal shareholders, including Dr. Houqi Zhang, individually or together, may vote in a way with which you disagree and which may be adverse to your interests. This concentrated voting power may have the ultimate effect of delaying, preventing or deterring a change in control of our Company, could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might ultimately materially and adversely affect the market price of our Class A ordinary shares. Future transfers by the holder of Class B ordinary shares may result in those shares converting into Class A ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder, but Class A ordinary shares shall not be convertible into Class B ordinary shares under any circumstances. Our third amended and restated memorandum and articles of association generally does not prohibit us from issuing additional Class B ordinary shares, and any future issuances of Class B ordinary shares may be dilutive to holders of Class A ordinary shares. For more information about our dual-class structure, see Exhibit 2.1 to this Annual Report.

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

As of the date of this report, our founder and chief executive officer, Dr. Houqi Zhang beneficially owns all of our issued and outstanding Class B ordinary shares, representing 73.2% of  our total voting power. As a result, Dr. Houqi Zhang is able to control the business and affairs of our Company and has considerable influence over corporate matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. The interests of Dr. Zhang may not be the same as or may even conflict with your interests. For example, Dr. Zhang may attempt to delay or prevent a change in control of our Company, even if such change in control would benefit our other shareholders, which could have the effect of depriving our shareholders of an opportunity to receive a premium for their Class A ordinary shares as part of a sale of our Company, and might affect the prevailing market price of our Class A ordinary shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares may view as beneficial.

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

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation-United States Federal Income Tax Considerations”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the Class A ordinary shares and on the receipt of distributions on the Class A ordinary shares to the extent such distribution is treated as an “excess distribution” under the U.S. federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Class A ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the Class A ordinary shares. For more information see “Taxation-U.S. Federal Income Tax Considerations- PFIC Rules.”

Our third amended and restated memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares.

Our third amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our Company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our Company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our Company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our Class A ordinary shares may fall and the voting and other rights of the holders of our Class A ordinary shares may be materially and adversely affected.

Our third amended and restated memorandum and articles of association provide that, unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts of New York County, New York) shall be the exclusive forum within the U.S. for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the U.S., regardless of whether such legal suit, action, or proceeding also involves parties other than us. This could limit the ability of holders of our Class A ordinary shares or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, and potentially others.

Our third amended and restated memorandum and articles of association provide that, unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts of New York County, New York) shall be the exclusive forum within the U.S. for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the U.S., regardless of whether such legal suit, action, or proceeding also involves parties other than us. However, the enforceability of similar choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the U.S., and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. If a court were to find the choice of forum provision contained in our third amended and restated memorandum and articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our third amended and restated memorandum and articles of association may limit a security-holder’s ability to bring a claim against us, our directors and officers, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs are governed by our third amended and restated memorandum and articles of association (as the same may be supplemented or amended from time to time), the Companies Act (Revised) of the Cayman Islands (as the same may be supplemented or amended from time to time), which we refer to as the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are are different from what they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a federal court of the United States.

We have been advised by Appleby, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the U.S. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the U.S. and their shareholders, see Exhibit 2.1 to this Annual Report.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

●	the sections of the Exchange Act regarding liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

In order to maintain our listing on the Nasdaq Global Market, we will be required to comply with certain rules of the Nasdaq Global Market, including those regarding minimum market value of listed securities, minimum share price and certain corporate governance requirements. The Company received multiple compliance letters and a delisting notice from Nasdaq during the fiscal year ended September 30, 2025 and the subsequent period through the date of this report. Although we regained compliance with the listing requirements and other applicable rules of the Nasdaq Global Market on January 13, 2026, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Global Market criteria for maintaining our listing, our securities could be subject to delisting.

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

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our Corporate History and Structure

We are a Cayman Islands holding company and primarily conduct our operations in China through our PRC subsidiaries. On July 15, 2021, we incorporated Autozi Internet Technology (Global) Ltd. under the laws of the Cayman Islands as our offshore holding company to facilitate offshore financing. On June 2, 2010, we established Autozi Internet Technology Co., Ltd. and commenced our commercial operations. Although we started our business in 2010 as an automotive aftermarket company, we upgraded our business model in 2018 to provide high-quality, affordable and professional one-stop automotive products and services through online and offline channels countrywide. Please also see “Business - Our Supply Chain Cloud and SaaS Platforms - Our Business Model Innovation.”

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

Under PRC laws and regulations, our PRC subsidiary may pay cash dividends to us of its respective accumulated profits. However, the ability of our PRC subsidiary to make such distribution to us is subject to various PRC laws and regulations, including the requirement to fund certain statutory funds, as well as potential restriction on currency exchange and capital controls imposed by the PRC government. For more details, see “Item 3.D. Risk Factors - Risks Relating to Doing Business in China” and “Regulations - Regulations Relating to Dividend Distributions.”

The following diagram illustrates our corporate structure and identifies our significant subsidiaries as of the date of this report.

Autozi Internet Technology(Global) Ltd.
(Cayman Islands)
100%
Autozi Internet Technology(BVI)Ltd.
(BVI)
100%
Autozi Internet Technology(hk)Ltd.
Equity Intereste
Offshore
Onshore
100%
100%
Autozi Investment Management (Anhui) Co., Ltd.
Beijing Autozi Management Consulting Service Co., Ltd.
95.05%
100%
80%
Autozi Internet Technology Co., Ltd.
Autozi Auto Services (Changsha) Co., Ltd.
Autozi Chifu Auto Services (Beijing) Co., Ltd.
100%
70%
70%
Autozi Internet Technology (Hunan) Co., Ltd.
Autozi Baofu Auto Services (Beijing) Co., Ltd.
Autozi Supply Chain Management (Beijing) Co., Ltd.

Note:	the English names of our PRC business entities are directly translated from Chinese and may be different from their names shown on their respective records filed with relevant PRC authorities.

(1)	Dr. Houqi Zhang, five other natural persons and 26 entities hold 5% shareholding of Autozi Internet Technology Co., Ltd..

(2)	Beijing Autozi Chifu Management and Consulting Center (Limited Partner) holds 20% shareholding of Autozi Chifu Auto Services (Beijing) Co., Ltd..

(3)	Xinhao Sun holds 30% shares of Autozi Supply Chain Management (Beijing) Co., Ltd.

(4)	Xinhao Sun holds 30% shares of Autozi Baofu Auto Services (Beijing) Co., Ltd.

The Initial Public Offering

On August 27, 2024, the Company consummated its initial public offering (the “IPO”) of 2,500,000 Class A ordinary shares (equivalent to 50,000 Class A Ordinary Shares after giving retrospective effect to the December 2025 Share Consolidation, rounded down to the nearest whole share) at a public offering price of US$4 per Class A ordinary share (retrospectively adjusted as approximately US$200 per Class A ordinary shares for effect of December 2025 Share Consolidation). The IPO was conducted on a firm commitment basis. The Class A ordinary shares commenced trading under the symbol “AZI” on August 28, 2024.

Equity Incentive Plan

Our 2024 Equity Incentive Plan was adopted on October 31, 2024, with an initial reserve of 7 million Class A Ordinary Shares. In April 2025, our board of directors approved an amendment to increase the share reserve to 12 million shares. In June 2025, the board approved a further amendment to increase the reserve to 18 million shares. On November, 12 2025, the Company effected a share consolidation pursuant to which every fifty (50) issued and unissued ordinary shares of the Company were consolidated into one (1) ordinary share of the Company. As a result of the share consolidation, the 18 million original ESOP Class A Ordinary Shares were consolidated into 0.36 million Class A Ordinary Shares of the Company, each with a par value of US$0.00005. In January 2026, our board of directors approved an amendment to increase the share reserve to 7.36 million shares, reflecting an increase of 7 million shares. These increases were effected to provide adequate compensation and retention incentives as we continue to grow.

January 2025 Financing

In January 2025, the Company entered into a Securities Purchase Agreement with an investor providing for a senior unsecured convertible note facility of up to $27.5 million. An initial note of $3.0 million was issued to the investor on January 27, 2025. In February 2025, the Company entered into an amended and restated securities purchase agreement and amended and restated registration right agreement with the investor and issued a new convertible note in the principal amount of $3,016,958.33, which voided the previously issued $3.0 million initial note, and issued six warrants, each having the right to purchase a senior unsecured convertible note in the original principal amount of $4 million which canceled the six previously issued warrants dated as of January 27, 2025. In September 2025, the Company entered into a Waiver and Release Agreement with the same investor, pursuant to which the investor terminated its registration rights and waived its right to purchase the additional $24 million of convertible notes, and we issued a new senior unsecured convertible note to the investor in the principal amount of $1,534,250, bearing no interest and maturing in one year. As of the date of this report, the foregoing US$1,534,250 senior unsecured convertible note remains unconverted in its entirety.

December 2025 Share Consolidation

On December 12, 2025, the Company effected a reverse share split of its Class A ordinary shares at a ratio of fifty-for-one (the “December 2025 Share Consolidation”). As a result of the December 2025 Share Consolidation, the Company’s authorised share capital are changed from US$500,000 divided into 480,000,000,000 Class A ordinary shares of US$0.000001 par value each and 20,000,000,000 Class B ordinary shares of US$0.000001 par value each, to US$500,000 divided into 9,600,000,000 Class A ordinary shares of US$0.00005 par value each and 400,000,000 Class B ordinary shares of US$0.00005 par value each, and each 50 ordinary shares outstanding combine and convert to one issued and outstanding ordinary share, with fractional shares rounded up to the nearest whole share.

December 2025 Financing

On December 8, 2025, the Company entered into a Securities Purchase Agreement (the “December 2025 SPA”) with certain non-U.S. investors in a private placement exempt from registration under the Securities Act of 1933, pursuant to which the Company agreed to sell to the Investors an aggregate of 1,748,630,000 Class A Ordinary Shares, par value $0.000001 per share of the Company at a price of $0.0183 per share. In connection with the December 2025 Share Consolidation, the Company entered into an Amendment to Securities Purchase Agreement (the “Amendment to December 2025 SPA”) with the Investors to adjust the price per share and the number of purchased shares to reflect the December 2025 Share Consolidation. The transactions under the December 2025 SPA were closed on December 18, 2025, upon which the Company issued 34,972,600 Class A Ordinary Shares to the investors. in consideration for the cash proceeds pursuant to the terms and conditions of the December 2025 SPA and the Amendment to December 2025 SPA. The Company received all consideration in cash on January 7, 2026.

Nasdaq Listing Compliance

In February 2025, we received a notification from Nasdaq indicating that we were not in compliance with the minimum bid price requirement of $1.00 per share for 30 consecutive business days. We regained compliance with minimum bid price requirement in May 2025.

In March 2025, we received a notification from Nasdaq indicating that we were not in compliance with the minimum market value of listed securities (MVLS) requirement of $50 million for 30 consecutive business days. We regained compliance with minimum MVLS requirement in April 2025.

On July 2, 2025, we received a notification from Nasdaq indicating that we were not in compliance with the minimum bid price requirement of $1.00 for 30 consecutive business days. On July 8, 2025, we received a notification from Nasdaq indicating that we were not in compliance with the minimum market value of listed securities (MVLS) requirement of $50 million for 30 consecutive business days. In November 2025, we received two additional notifications from Nasdaq, notifying the Company: (i) that we had again fallen below the minimum market value of publicly held shares (MVPHS) requirement of $15,000,000 for 30 consecutive business days, and (ii) that our closing bid price had been $0.10 or less per share for ten consecutive trading days, which resulted in a determination to delist our securities. We requested a hearing before the Hearings Panel, which stayed the delisting process pending the outcome of the hearing.

On January 6, 2026, Nasdaq notified the Company that the Company has not regained compliance with minimum MVLS requirement of US$50 million on or before the expiration of the 180-calendar-day compliance period previously granted by Nasdaq. On January 7, 2026, Nasdaq notified the Company that it has regained compliance with the minimum bid price requirement.

On January 13, 2026, Nasdaq notified us that the Company has regained compliance with all applicable continued listing standards, and as a result, the previously scheduled hearing before the Hearings Panel has been cancelled and the Company’s Class A ordinary shares will continue to be listed and traded on the Nasdaq Global Market.

Corporate Information

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands on July 15, 2021. Our registered office is located at offices of Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

Our principal executive offices of is located at Building A, Room 204, Intelligence Park, No. 26 Yongtaizhuang North Road, Haidian District, Beijing, China. Our telephone number at this address is +86 13810709967. Our agent for service of process in the United States is 195 Atrium Manalapan Management Inc., located at Princeton South Corporate Center, Suite 160, 100 Charles Ewing Boulevard, Ewing, New Jersey 08628.

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

We have significant in-house technology innovation capabilities in the lifecycle automotive service industry in China. Our business model aims at automotive supply chain consolidation and cost savings, process synchronization, digitalization, optimization and efficiency improvement, as well as the improvement of customer satisfaction of automotive services. The achievement of our objectives is based on the supply and service chain cloud platform which not only requires the technical development including coding outsourcing, but also relies on the test of real business operation and continuous iterative refinement. Through our robust research and development efforts, we have successfully developed an intellectual property portfolio that differentiates us from our competitors. Our self-developed and proprietary online SaaS platforms serve the functions of store management, supply chain management, insurance management, and car sales. Every supply chain within our cloud platform shares the unified MDL, and every participant along with a supply chain can register its relative identity information vie web portal or mobile portal. As of December 31, 2025, the participants registered in the cloud platform include 3,410 parts manufacturers, 20,325 parts dealers or resellers, 79,514 garages, and 80 insurance companies. As of December 31, 2025, we had three registered patents, 95 registered trademarks, and 77 registered software copyrights, and six domain names. We also enjoy a skilled talent pool and are committed to enhancing our technology leadership in the ecosystem through our high-caliber research and development team. As of December 31, 2025, our research and development team mainly consisted of 17 product managers with the assistance of contracted coding services and is led by our CTO, Haifeng Li, each of whom has extensive experience of over 10 years in the automotive industry.

Our continuously expanding network of MBS stores fulfills the lifecycle automotive service needs of passenger vehicle owners in China. Most of the MBS stores carry our brand name, “Autozi,” which has a strong brand awareness in the markets we serve. We digitalize sporadic automotive purchase and service demands for different brands of cars into the MBS store network and address diverse product and service needs of customers in one stop. Since our MBS stores mostly locate in the third-and fourth-tier cities as well as counties and townships in China, we are able to penetrate the vast grassroots market in China. As of December 31, 2025, we had an aggregate of 66 MBS stores, covering four provinces and 4 cities in China.

We have achieved rapid growth since the upgrades of our business model in 2018. Our revenues amounted to US$113.5 million, US$124.7 million, and US$122.8 million, respectively, for the fiscal years ended September 30, 2023, 2024 and 2025. For the fiscal year ended September 30, 2023, our new car sales, auto parts and auto accessories sales and automotive insurance related services accounted for 65.0%, 32.4% and 2.6% of our total revenues, respectively. For the fiscal year ended September 30, 2024, our new car sales, auto parts and auto accessories sales and automotive insurance related services accounted for 44.8%, 54.9% and 0.3% of our total revenues, respectively. For the fiscal year ended September 30, 2025, our new car sales, auto parts and auto accessories sales and automotive insurance related services accounted for 0.8%, 99.2% and nil of our total revenues, respectively. Due to limited cash flow, we temporarily suspended our new car sales and automotive insurance related services during this fiscal year, as these segments carry lower gross margins, to concentrate our resources on the auto parts and auto accessories sales business which yields better gross margins.

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

Scalable MBS store network and digitalized industry solutions

We have built direct cooperative relationships with our cooperating MBS stores to conduct new car sales business as well as continuously expanded our MBS store network to conduct auto parts and auto accessories sales and provide automotive insurance related services. As our scale grows and we further penetrate the market in China, especially in the lower-tier cities, we enjoy a network effect that allows us to efficiently match supply and demand and capture more business opportunities. Through directly working with the MBS stores, we are able to quickly understand and timely address the diversified needs of MBS stores and automotive buyers and owners, thereby strengthening our relationships with them. As of December 31, 2024, we had an aggregate of 150 MBS stores, all of which are managed and operated by our proprietary SaaS platforms for operational standardization and financial and transaction management. As of December 31, 2025, our MBS store network covered four cities in China. The expansion of our MBS store network has laid a solid foundation for our business growth and the development of our proprietary and innovative technologies including our cloud-based end-to-end automotive supply and service chain platforms.

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

New Car Sales

We conduct some of our new car sales business through our cooperating stores and we cooperate with the stores that are dedicated to well-recognized and reliable brands. For the fiscal years ended September 30, 2023, 2024 and 2025, our revenues generated by the new car sales business were US$73.7 million, US$55.8 million, and US$0.9 million, respectively. For the fiscal years ended September 30, 2023, 2024, and 2025, we sold approximately 659, 425, and 6 new cars, respectively.

Our new car sales business includes parallel import car sales and NEV sales. Parallel import car sales contributed 64.1%, 44.6%, and 0.8% of our total revenues during the fiscal years ended September 30, 2023 and 2024 and 2025, respectively. NEV sales contributed 0.9%, 0.2%, and nil of our total revenues during the fiscal years ended September 30, 2023, 2024 and 2025, respectively.

Parallel Import Car Sales

In general, the automotive manufacturers usually do not supply new cars and OES parts, to stores outside their authorized store network. Therefore, leveraging the parallel import car sales as a breakthrough, we reinforce our efforts in incubating and establishing platforms for our car sales and service supply chain as well as forging our cooperation with OESs to develop differentiated and customized business models in line with our strategic goals. For the fiscal years ended September 30, 2023, 2024 and 2025, our revenues generated by the parallel import car sales business were US$72.6 million, US$55.6 million, and US$0.9 million respectively.

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

NEV Sales

For NEV sales, we receive orders from customers through online marketing and promotion in our MBS stores, deliver NEVs from the nearest MBS store, complete the sale and settle the service fees with the MBS stores in the fiscal year ended September 30, 2022. Since October 2022, we have gradually reduced cooperation with MBS stores and have instead increased direct sales of NEVs to customers. We attract individual customers and car dealers to visit our showrooms and check the NEVs before they place orders. For the fiscal years ended September 30, 2023, 2024, and 2025, our revenues generated by the NEV sales business were US$1.0 million, US$0.3 million, and nil, respectively.

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

Customers are allowed to return defective products to us under limited circumstances. During the fiscal years ended September 30, 2023, 2024 and 2025, we have not received any return requests for defective cars from our customers.

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

MBS stores serve the functions of showrooms, test drives, local online marketing and vehicle delivery, as well as aftersales service delivery. As of December 31, 2025, our MBS store network was comprised of an aggregate of 66 MBS stores, all of which are partner stores, primarily located in lower-tier cities in China.

The diagram and chart below demonstrate the coverage and density of our MBS store network as of December 31, 2025.

Province	Cities	Number of MBS stores
Beijing	Beijing	13
Hebei	Baoding	8
Shandong	Jinan	40
Hunan	Changsha	5
Total		66

We build up and contribute to expand our MBS store network through the dedicated marketing and sales teams within our business subsidiaries, and the unified MBS store network management including certification and optimization is supervised by the MBS store development department in Autozi headquarter which has 5 employees as of December 31, 2025. Our marketing and sales team within each business subsidiary is responsible for the regional MBS store securing, management, and organizing regional marketing campaigns. Our MBS store development team in Autozi headquarter is responsible for the review and approval of new MBS stores, periodic review of existing MBS stores, and management of MBS store database.

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

Auto Parts and Auto Accessories Sales

We conduct our auto parts and auto accessories sales business primarily to our auto part dealers and gradually upgrade to directly connect local MBS stores, which is complementary to our new car sales business. We source most of our auto parts and auto accessories based on several factors, including but not limited to, product popularity, sales volume and customer satisfaction of product quality. For the fiscal years ended September 30, 2023, 2024 and 2025, our revenues generated by the auto parts and auto accessories sales business were US$36.8 million, US$68.6 million, and US$121.9 million, respectively.

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

Since the establishment of our MBS store network, we have strategically focused on enhancing our upstream supply chain management capabilities and we currently have strong and established cooperation relationships with the leading auto parts and auto accessories manufacturers as above. Moreover, we maintain and operate an online supply chain management platform, which is supported by advanced technologies in cloud computing, distributed architecture and big data analytics. Our capability to accumulate, store and process massive amount of data along the automotive transaction value chain not only allows us to operate our existing business efficiently and effectively, but also provides us with additional cross-selling opportunities as we gain more insights into each participant of our platform. Leveraging our strong brand influence as well as supply chain management capacity, we are well positioned to conduct auto parts and auto accessories sales business primarily to our MBS store network in the future. For details of our MBS store network, please also see “-New Car Sales-Our MBS Store Network.”

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

Automotive Insurance Related Services

Our automotive insurance related services include value-added maintenance services, claim and repair services and insurance intermediation services. The development of internet technology and the pursuit of efficiency by insurance companies and car owners have accelerated the market trend of disintermediation of automotive insurance sales. Capitalizing on our brand strength and expertise, we collaborate closely with insurance companies as concurrent business insurance value-added service providers to enhance operational efficiency and better meet car owners’ evolving needs. Insurance companies now tend to offer car owners complimentary maintenance services when selling automotive insurances, where we help insurance companies deliver the granted maintenance services. In addition, when car owners encounter car accidents, we will provide a comprehensive portfolio of services, including but not limited to, road rescue services, automotive damage assessment services, and claim and repair services for insurance companies. For the fiscal years ended September 30, 2023, 2024 and 2025, our revenues generated by the automotive insurance related services business were US$3.0 million, US$0.4 million, and nil respectively.

Value-added Maintenance Services

Our value-added maintenance services cover a wide range of services including automotive cleaning, automotive air conditioner cleaning, minor maintenance, automotive inspection, and scratch repair. When selling automotive insurances, the insurance companies that we collaborate with will offer car owners with coupons to later enjoy complementary value-added maintenance services, where we help deliver automotive value-added maintenance services in collaboration with our MBS stores. For the fiscal years ended September 30, 2023, 2024 and 2025, our revenues generated from value-added maintenance services were US$2.4 million, US$0.3 million, and nil, respectively.

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

Our revenues generated from our claim and repair services primarily include the fees we receive from insurance companies for collecting insurance premiums, coordinating repair claims and providing other services. For the fiscal years ended September 30, 2023, 2024 and 2025, our revenues generated from claim and repair services were US$0.6 million, US$0.1 million and nil, respectively.

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

OUR TECHNOLOGY CAPABILITIES

We believe our data insights and technology capabilities are our key edges. We are committed to using technological innovation, efficient operation management system and data insights to revolutionize how automotive service is planned, managed and rendered. Our engineering research and development headquarter is in Beijing, where we had a team of 18 research  and development personnel as of December 31, 2025. Based on our strong in-house research and development capabilities and industry insights, we have developed a full suite of proprietary technologies tailored to China’s lifecycle automotive service industry.

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

OUR CUSTOMERS

Our customers primarily include MBS stores, passenger car buyers and owners, as well as insurance companies. For the fiscal years ended September 30, 2023, 2024 and 2025, we had 1,502, 1,385, 1,967 customers, respectively, and revenues generated in relation to our five largest customers accounted for approximately 8.5%, 10.5%, 10.2% of our total revenues for the same periods, respectively.

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

For the fiscal years ended September 30, 2023, 2024 and 2025, we had 501, 541, and 474 suppliers, respectively, and purchase from our five largest suppliers accounted for approximately 17.2%, 17.8%, 15.4% of our total purchase for the same periods, respectively.

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

ENVIRONMENT SUSTAINABILITY

We do not operate any production facilities but some of our inventories involves hazardous chemicals, and certain activities of our stores involve the handling, storage, transportation, recycling, or disposing of hazardous wastes. To ensure compliance with applicable laws and regulations, we would seek legal advice as appropriate and consider making adjustments to our internal policies from time to time. We follow our suppliers’ guidelines to store chemicals in designated warehouses and have established a safety protocol in handling such hazardous chemicals. To the extent practicable, we also cooperate with licensed local operators to dispose of the hazardous waste. For a discussion on PRC laws and regulations on environmental protection and work safety, see “Regulations-Regulations Relating to Hazardous Chemicals.”

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

INTELLECTUAL PROPERTY

We have significant capabilities in the areas of lifecycle automotive service research and development. We have developed a number of proprietary systems and technologies. As a result, our success depends, at least in part, on our ability to protect our core technology and intellectual property. As of December 31, 2025, we had 3 registered patents, 95 registered trademarks, and 77 registered software copyrights and six domain names. We intend to continue to file additional patent applications with respect to our technology.

Our continued success depends upon our ability to protect our core technology and intellectual property. We rely on a combination of confidentiality clauses, contractual commitments, trade secret protections, copyrights, trademarks, patents, and other legal rights to protect our intellectual property and know-how. We enter into confidentiality and proprietary rights agreements with our employees, consultants and business partners, and we control access to and distribution of our proprietary information. We intend to protect our intellectual properties vigorously, but there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. See “Item 3.D. Risk Factors-Risks Relating to Our Business and Industry-We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.” and “Risk Factors-Risks Relating to Our Business and Industry-We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.”

FACILITIES

Our principal facilities are located in Beijing and Hunan of China. As of the date of this report, the approximate gross floor area of our leased properties was 1,699 sq.m. in aggregate and we did not have self-held properties. These facilities primarily accommodate our principal executive offices, research and development, marketing, business development, finance, information technology, support and other administrative activities. The following table sets forth the location, approximate size, primary use and lease term of our major leased facilities as of the date of this report:

Location	Approximate Gross Floor Area in Square Meters	Primary Use	Lease Expiration Date
Beijing, China	215	Headquarters and office	August 17, 2027
Hunan, China	200	Warehouse	July 1, 2026
Shandong, China	1,284	Warehouse	May 31, 2026

We intend to add new facilities or expand our existing facilities as we add employees and expand our production organization. We believe that suitable additional or alternative space will be available in the future on commercially reasonable terms to accommodate our foreseeable future expansion. For further details regarding the leased facilities, see “Item 3.D. Risk Factors-Risks Relating to Doing Business in China-We are subject to risks relating to our leased properties.”

INSURANCE AND SOCIAL SECURITY MATTERS

We participate in various government statutory social security plans, including a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan and a housing provident fund. We currently do not have any business liability or disruption insurance.

Our insurance coverage does not violate any mandatory provisions of PRC laws. We believe that such coverage is in line with industry norms in the PRC and is adequate and sufficient for our current operations. See “Item 3.D. Risk Factors-Risks Relating to Our Business and Industry-Our insurance coverage may not be adequate, which could expose us to significant costs and business disruptions.”

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

REGULATIONS RELATING TO IMPORT AND EXPORT OF GOODS

Pursuant to the Foreign Trade Law which was promulgated by SCNPC on May 12, 1994 and was most recently amended on December 27, 2025 and the Administrative Regulations for the Import and Export of Goods which were issued by the State Council on December 10, 2001 and most recently amended on March 10, 2024, certain goods are allowed to be imported into or exported out of China freely while certain goods are prohibited or restricted from being imported into or exported out of China due to their impact on national security, life and health of people, animals or plants, the development of certain domestic industries, or other reasons stipulated in relevant laws and regulations. No one shall import or export goods that are prohibited from being imported into or exported out of China. The import and export of goods that are restricted from being imported into or exported out of China shall be in compliance with relevant restrictive laws and regulations.

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

Our PRC legal counsel, Beijing Yuzhi Law Firm, has advised us that, based on its understanding of the current PRC laws and regulations, our corporate structure and arrangements are not subject to the M&A Rules. However, our PRC legal counsel has further advised us that there are uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules, and our PRC legal counsel cannot exclude the possibility that the CSRC or other relevant government authorities might, from time to time, further clarify or interpret the M&A Rules in writing or orally and require their approvals to be obtained for the offering. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel does. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of any proceeds from any of offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A ordinary shares.

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

Value-Added Tax

Pursuant to the Value-added Tax Law of the People’s Republic of China, which was promulgated by the State Council on December 25, 2024, and became effective on January 1, 2026, and the Regulations for the Implementation of the Value-Added Tax Law of the People’s Republic of China, which was promulgated on December 25, 2025, and became effective on January 1, 2026, entities or individuals engaging in the sale of goods, provision of processing services, repairs and replacement services or import of goods within the territory of the PRC shall pay value-added tax or the VAT.

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

A. Operating results

Overview

We are one of the leading and fast-growing lifecycle automotive service providers in China. Founded in 2010, we provide high-quality, affordable and professional one-stop automotive products and services through online and offline channels countrywide. We primarily engage in the sales of auto parts and auto accessories, new cars as well as automotive insurance related services in PRC. As a comprehensive automobile service provider, we have established an ecosystem of lifecycle automotive services covering the full life cycle of automotives by connecting automotive manufacturers, auto parts manufactures, and insurance companies with MBS stores and various automotive owners, forming a complete loop of “new car sales—insurance issuance—reservation maintenance—claim settlement and repair—parts supply.”

Our revenues had an increase of 9.9% from US$113.5 million for the fiscal year ended September 30, 2023 to US$124.7 million for the fiscal year ended September 30, 2024, and had an decrease of 1.6% to US$122.8 million for the fiscal year ended September 30, 2025. For the fiscal year ended September 30, 2023, our new car sales, auto parts and auto accessories sales and automotive insurance related services accounted for 65.0%, 32.4% and 2.6% of our total revenues, respectively. For the fiscal year ended September 30, 2024, our new car sales, auto parts and auto accessories sales and automotive insurance related services accounted for 44.8%, 54.9% and 0.3% of our total revenues, respectively. For the fiscal year ended September 30, 2025, our new car sales, auto parts and auto accessories sales and automotive insurance related services accounted for 0.8%, 99.2% and nil of our total revenues, respectively.

Key Factors Affecting Our Results

We believe the key general factors affecting our financial performance and results of operations include:

Market demand and supply

Our revenues are significantly affected by the demand for new cars and needs for repairs and maintenance in China. Market demand for automotives is driven by various factors including, among others, the growth of individual and family disposable income, continued urbanization and improvement in China’s road networks and other infrastructure. The rapid growth of China’s economy has led to an increase in living standards and per capita disposable income as well as accelerated urbanization. These factors helped drive the significant growth in automotive retail sales in China in recent years. However, the automotive industry in China has historically been cyclical and is affected by general economic conditions, consumer confidence and other factors such as manufacturers’ respective production capacities. Retail sales could slow down or decrease if growth in the Chinese economy slows or if the expanded production capacity of automotive manufacturers leads to an over-supply of new cars, and our revenues may be negatively affected as a result. Meanwhile, advances in automotive technology, such as NEVs, autonomous driving and shared mobility may increase the useful life of auto parts and accessories and therefore reduce the demand for our products and services, adversely affecting our sales.

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

Our results of operations in any given period may also be affected by company-specific factors, including:

Our ability to attract and retain customers

The growing number of customers is one of the most important drivers of our business growth. Therefore, our results of operations will depend in large part on our continued ability to attract customers, retain them, and serve them over the long term. We seek to attract new customers and retain existing customers by offering superior customer services through highly-motivated, competitive pricing, robust SaaS platforms integrated with our proprietary product and services catalog, and online ordering function. We intend to continue to drive customer acquisition by relying on our strong brand recognition, expanding online and offline presence, and implementing effective marketing strategies. Providing outstanding customer services is our highest priority and is the key for us to establish a large and loyal customer base.

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

Results of Operations

The following table sets forth a summary of our consolidated results of operations, in absolute amount and as a percentage of our revenues for the fiscal years ended September 30, 2023, 2024 and 2025. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the fiscal years ended September 30,
	2023		2024		2025
	US$’000%		US$’000%		US$’000%
Revenues	113,541	100.0	124,737	100.0	122,799	100.0
Cost of revenues	(113,045)	(99.6)	(123,484)	(99.0)	(120,645)	(98.2)
Gross profit	496	0.4	1,253	1.0	2,154	1.8

Operating expenses
Selling and marketing expenses	(1,137)	(1.0)	(1,267)	(1.0)	(2,111)	(1.7)
General and administrative expenses	(5,370)	(4.7)	(4,335)	(3.5)	(16,472)	(13.4)
Research and development expenses	(1,314)	(1.2)	(1,098)	(0.9)	(1,072)	(0.9)
Total operating expenses	(7,821)	(6.9)	(6,700)	(5.4)	(19,655)	(16.0)

Operating loss	(7,325)	(6.5)	(5,447)	(4.4)	(17,501)	(14.2)

Other (expense)/income
Litigation related (expenses)/income	(1,456)	(1.3)	(2,969)	(2.4)	4,321	3.5
Interest expenses, net	(2,060)	(1.8)	(2,707)	(2.2)	(2,100)	(1.7)
Other income/(expenses), net	214	0.2	17	-	(1,085)	(0.9)
Fair value changes on convertible notes					(948)	(0.7)
Gain from deconsolidation of subsidiaries	78	0.1	-	-	759	0.6
Total other (expense)/income, net	(3,224)	(2.8)	(5,659)	(4.6)	947	0.8

Loss before income tax expenses	(10,549)	(9.3)	(11,106)	(9.0)	(16,554)	(13.4)
Income tax expenses	-	-	-	-	(19)	-
Net loss	(10,549)	(9.3)	(11,106)	(9.0)	(16,573)	(13.4)

Key Components of Results of Operations

Revenues

We generate revenues primarily from (i) auto parts and auto accessories sales, (ii) new cars sales and (iii) automotive insurance related services. For the fiscal years ended September 30, 2023, 2024 and 2025, our revenues amounted to US$113.5 million, US$124.7 million and US$122.8 million, respectively. Auto parts and auto accessories sales consist of sales of lubricating oils, tires, accumulators and other accessories. For our new cars sales, we provide customers with parallel-import cars and new energy vehicles. We also provide a variety of automotive insurance related services including value-added maintenance service, claim and repair services, and insurance intermediation service.

Cost of revenues

Cost of revenues primarily consists of (i) cost of auto parts and auto accessories, (ii) cost of new cars and (iii) cost of automotive insurance related services.

Selling and marketing expenses

Our selling and marketing expenses primarily consist of share-based compensation expense, market promotion and entertainment expenses, staff cost, rental and depreciation related to selling and marketing functions, etc.

General and administrative expenses

Our general and administrative expenses primarily consist of professional service fees, share-based compensation expense, staff cost, expected credit losses, rental and depreciation related to general and administrative personnel and other corporate expenses.

Research and development expenses

Our research and development expenses primarily consist of payroll and related expenses for research and development professionals, share-based compensation expense, platform development fees and others.

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

Hong Kong

Our subsidiary, Autozi Internet Technology (HK) Co., Ltd. is incorporated in Hong Kong and are subject to Hong Kong profits tax rate. Under the two-tiered profits tax rates regime, the first 2.0 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2.0 million will be taxed at 16.5%. In addition, dividend payments are not subject to withholdings tax in Hong Kong. Our subsidiary Autozi Internet Technology (HK) Co., Ltd. was not subject to Hong Kong profit tax for any period presented as it did not have assessable profit during the periods presented.

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

Comparison of Fiscal Years Ended September 30, 2024 and 2025

Revenues

Our revenues decreased by 1.6% or US$1.9 million from US$124.7 million for the fiscal year ended September 30, 2024 to US$122.8 million for the fiscal year ended September 30, 2025. The following table sets forth a breakdown of our revenues, each expressed in the absolute amount and as a percentage of our total revenues, for the periods indicated.

	For the fiscal years ended September 30,
	2024		2025		Variance
	USD’000%		USD’000%		USD’000%
Revenues:
New Car Sales	55,817	44.8	927	0.8	(54,890)	(98.3)
- Parallel-import cars sales	55,557	44.6	927	0.8	(54,630)	(98.3)
- New energy vehicles sales	260	0.2	-	-	(260)	(100.0)
Auto Parts and Auto Accessories Sales	68,560	54.9	121,872	99.2	53,312	77.8
- Lubricating oils	62,430	50.0	110,675	90.1	48,245	77.3
- Tires	2,309	1.9	6,459	5.3	4,150	179.7
- Accumulators	3,050	2.4	3,440	2.8	390	12.8
- Others	771	0.6	1,298	1.0	527	68.4
Automotive Insurance Related Services	360	0.3	-	-	(360)	(100.0)
-Value-added maintenance services	288	0.2	-	-	(288)	(100.0)
- Claim and repair services	72	0.1	-	-	(72)	(100.0)
Total revenues	124,737	100.0	122,799	100.0	(1,938)	(1.6)

Our revenues from auto parts and auto accessories sales significantly increased by 77.8% or US$53.3 million from US$68.6 million for the fiscal year ended September 30, 2024 to US$121.9 million for the fiscal year ended September 30, 2025, primary attributable to an increase of US$48.2 million in lubricating oils sales and an increase of US$4.2 million in accumulators sales. We continued to develop this business and the higher procurement levels, particularly in lubricating oils, provided cost advantages and supported market expansion, leading to an increase in revenues.

Our revenues from new car sales decreased by 98.3% or US$54.9 million from US$55.8 million for the fiscal year ended September 30, 2024 to US$0.9 million for the fiscal year ended September 30, 2025 as we scaled down and temporarily suspended these lower-margin businesses in response to intensified market competition.

Our revenues from automotive insurance related services decreased from US$0.4 million for the fiscal year ended September 30, 2024 to nil for the fiscal year ended September 30, 2025 as we temporarily suspended such business due to tight cash flows.

Cost of revenues

Our cost of revenues decreased by 2.3% or US$2.9 million from US$123.5 million for the fiscal year ended September 30, 2024 to US$120.6 million for the fiscal year ended September 30, 2025. The following table sets forth a breakdown of our cost of revenues by revenue streams, expressed as an absolute amount and as a percentage of the total cost of revenues, for the period indicated.

	For the fiscal years ended September 30,
	2024		2025		Variance
	USD’000%		USD’000%		USD’000%
Cost
New Car Sales	55,838	45.3	1,033	0.9	(54,805)	(98.2)
- Parallel-import cars sales	55,529	45.0	1,033	0.9	(54,496)	(98.1)
- New energy vehicles sales	309	0.3	-	-	(309)	(100.0)
Auto Parts and Auto Accessories Sales	67,296	54.4	119,612	99.1	52,316	77.7
- Lubricating oils	61,383	49.7	108,587	90.0	47,204	76.9
- Tires	2,262	1.8	6,353	5.3	4,091	180.9
- Accumulators	2,987	2.4	3,381	2.8	394	13.2
- Others	664	0.5	1,291	1.0	627	94.4
Automotive Insurance Related Services	350	0.3	-	-	(350)	(100.0)
-Value-added maintenance services	285	0.2	-	-	(285)	(100.0)
- Claim and repair services	65	0.1	-	-	(65)	(100.0)
Total cost of revenues	123,484	100.0	120,645	100.0	(2,839)	(2.3)

Our cost of revenues for auto parts and auto accessories sales increased by 77.7% or US$52.3 million, for new cars sales decreased by 98.2% or US$54.8 million, and for automotive insurance related services decreased to nil. The changes in cost revenues were basically proportionate to the changes in all revenue streams.

Gross profit and margin

The following table sets forth a breakdown of our gross profit, margin by revenue streams, expressed as an absolute amount and as a percentage of the total gross profit for the periods indicated.

	For the fiscal years ended September 30,
	2024			2025			Variance
	USD’000	Margin	%	USD’000	Margin	%	USD’000%
Gross profit and margin
New Car Sales	(21)	0.0%	(1.7)	(106)	-11.40%	(4.9)	(85)	404.8
- Parallel-import cars sales	28	0.1%	2.2	(106)	-11.40%	(4.9)	(134)	(478.6)
- New energy vehicles sales	(49)	-18.8%	(3.9)	-	-%	-	49	(100.0)
Auto Parts and Auto Accessories Sales	1,264	1.8%	100.9	2,260	1.90%	104.9	996	78.8
- Lubricating oils	1,047	1.7%	83.6	2,088	1.90%	96.9	1,041	99.4
- Tires	47	2.0%	3.8	106	1.60%	4.9	59	125.5
- Accumulators	63	2.1%	5.0	59	1.70%	2.7	(4)	(6.3)
- Others	107	13.9%	8.5	7	0.50%	0.4	(100)	(93.5)
Automotive Insurance Related Services	10	2.8%	0.8	-	-%	-	(10)	(100.0)
- Value-added maintenance services	3	1.0%	0.2	-	-%	-	(3)	(100.0)
- Claim and repair services	7	9.7%	0.6	-	-%	-	(7)	(100.0)
Total	1,253	1.0%	100.0	2,154	1.80%	100.0	901	71.9

As a result of the foregoing, we recorded a gross profit of US$1.3 million and US$2.2 million for the fiscal years ended September 30, 2024 and 2025, respectively, representing a gross profit margin of 1.0% and 1.8%. Our overall low gross profit was mainly due to the relatively low gross margin rate of our two major revenue components of new car sales and lubricating oils sales as a result of long-lasting fierce market competition.

Our gross profit was US$2.2 million for the year ended September 30, 2025, increased by US$0.9 million from US$1.3 million for the year ended September 30, 2024, which was mainly attribute to the increase of US$1.0 million in the margin of auto parts and auto accessories sales as we strategically focus on this business and obtained more bargain power with the upstream suppliers due to large procurement, which improved the profitability; and the decrease in new cars sales and automotive insurance related services attributable to the shrinking business volume.

Operating expenses

Our operating expenses increased by 193.4% or US$13.0 million from US$6.7 million for the fiscal year ended September 30, 2024 to US$19.7 million for the fiscal year ended September 30, 2025, primarily due to the share-based expenses. The details are shown as follows.

Selling and marketing expenses

The following table sets forth a breakdown of our sales and marketing expenses by categories, expressed as an absolute amount and as a percentage of the total selling and marketing expenses, for the period indicated.

	For the fiscal years ended September 30,
	2024		2025		Variance
	USD’000%		USD’000%		USD’000%
Sales and marketing expenses
Share-based compensation	-	-	827	39.2	827	N/A
Market promotion and entertainment expenses	325	25.7	723	34.2	398	122.5
Staff cost	803	63.4	472	22.4	(331)	(41.2)
Rental expenses	73	5.8	47	2.2	(26)	(35.6)
Others	66	5.1	42	2.0	(24)	(36.4)
Total sales and marketing expenses	1,267	100.0	2,111	100.0	844	66.6

Our selling and marketing expenses increased by 66.6% or US$0.8 million from US$1.3 million for the fiscal year ended September 30, 2024 to US$2.1 million for the fiscal year ended September 30, 2025, including the share-based expense for the compensation of salesperson of US$0.8 million, an increase of US$0.4 million in market promotion and entertainment expenses as we allocated more budget towards increasing business promotion activities related to auto parts and auto accessories sales, deducted by US$0.3 million decrease of staff cost because of the decrease of salesperson.

General and administrative expenses

The following table sets forth a breakdown of our general and administrative expenses by categories, expressed as an absolute amount and as a percentage of the total general and administrative expenses, for the period indicated.

	For the fiscal years ended September 30,
	2024		2025		Variance
	USD’000%		USD’000%		USD’000%
General and administrative expenses
Share-based compensation	-	-	8,108	49.2	8,108	N/A
Consulting and professional service fees	1,443	33.3	4,718	28.6	3,275	227.0
Staff cost	1,621	37.4	1,855	11.3	234	14.4
Provision for credit losses	837	19.3	1,310	8.0	473	56.5
Rental expenses	208	4.9	263	1.6	55	26.4
Others	226	5.1	218	1.3	(8)	(3.5)
Total general and administrative expenses	4,335	100.0	16,472	100.0	12,137	280.0

Our general and administrative expenses increased by 280.0% or US$12.2 million from US$4.3 million for the fiscal year ended September 30, 2024 to US$16.5 million for the fiscal year ended September 30, 2025, primarily due to the share-based expense for the compensation of management, administrative staff and external consultants of US$8.1 million, the increase of US$3.3 million of consulting and professional service fees for our financing activities in the year, deducted by the decrease of provision for credit losses because of the less accrual caused by the decrease of our accounts receivables as we improved our collection efficiency, and the reversal of provision of credit losses in advance to customer.

Research and development expenses

The following table sets forth a breakdown of our research and development expenses by categories, expressed as an absolute amount and as a percentage of the total research and development expenses, for the period indicated.

	For the fiscal years ended September 30,
	2024		2025		Variance
	USD’000%		USD’000%		USD’000%
Research and development expenses
Staff cost	1,067	97.2	576	53.7	(491)	(46.0)
Share-based compensation	-	-	466	43.5	466	N/A
Platform development fees	30	2.7	29	2.7	(1)	(3.3)
Others	1	0.1	1	0.1	-	-
Total research and development expenses	1,098	100.0	1,072	100.0	(26)	(2.4)

Our research and development expenses for the fiscal year ended September 30, 2025 kept stable as compared with that in the fiscal year ended September 30, 2024, which was mainly caused by the increase of share-based expense of US$0.5 million for the compensation of R&D staff, deducted by the decrease of US$0.5 million of staff cost as the decrease number of R&D staff.

Other expenses/income, net

Other expenses, net was US$5.7 million for the fiscal year ended September 30, 2024, which mainly includes US$3.0 million in litigation expenses related to accrued penalties of repurchase of mezzanine equity requested by Hunan Tianhuan, and US$2.7 million financial expenses for the interests in loans and convertible bonds.

For the fiscal year ended September 30, 2025, we have other income, net of US$0.9 million, which mainly includes the US$4.3 million reversal of accrued penalties according to the final judgment instance with Hunan Tianhuan that we shall not bear the repurchase obligation, deducted by US$2.1 million of financial expenses and US$1.1 million other expenses mainly caused by issuing new convertible note as compensation to the investor for the warrants waiving.

Income tax expense

As a result of our operating loss position for the fiscal year ended September 30, 2024, we did not incur income tax expense. For the fiscal year ended September 30, 2025, we accrued income tax expenses for our several profitable subsidiaries.

Net loss

As a result of the foregoing, we recorded net loss of US$11.1 million and US$16.6 million for the fiscal years ended September 30, 2024 and 2025, respectively.

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

Going Concern

Our primary sources of liquidity have been through operational sources of cash, financing from third-party investors, related parties and bank borrowings and the initial public offering. As of September 30, 2024 and 2025, we had cash and cash equivalents balance of US$2.0 million and US$0.3 million, respectively. Financing from third-party investors mainly consisted of: (i) redeemable principal interests, which have been converted to permanent equity after we completed IPO on August 28, 2024; (ii) convertible bonds, the interest rates of which are ranging from 8% to 24% per annum, and they are convertible to about 1.2% equity interest of Autozi China on a determined base date at the option of the holder (10,419 and 462,852 ordinary shares of Autozi China, which represents an initial conversion price of RMB47.99 per share and RMB64.82 per share, respectively); (iii) bank borrowings; (iv) proceeds from initial public offering of US$9.0 million after deducting underwriting discounts and other related expenses; and (v) convertible notes with net proceeds of US$2.3 million.

For the fiscal years ended September 30, 2023, 2024 and 2025, we incurred negative operating cashflows of US$7.3 million, US$10.1 million and US$4.7 million, respectively, with negative working capital of US$25.9 million and accumulated deficits of US$146.0 million as of September 30, 2025.

In light of the foregoing circumstances, we have concluded that there is substantial doubt about our ability to continue as a going concern for a period of one year from the date that our consolidated financial statements for the fiscal year ended September 30, 2025 were issued. To meet the cash requirements for the next 12 months from the issuance date of this report, we plan to undertake a combination of below remediation plans:

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

B. Liquidity and capital resources

Cash Flow Analysis

The following table sets forth a summary of our cash flows for the periods presented.

	For the fiscal years ended September 30,
	2023	2024	2025
	US$’000	US$’000	US$’000
Net cash used in operating activities	(7,281)	(10,068)	(4,674)
Net cash provided by/(used in) investing activities	137	(108)	(44)
Net cash provided by financing activities	7,249	10,475	2,492
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(56)	54	21
Net change in cash, cash equivalents and restricted cash	49	353	(2,205)
Cash, cash equivalents and restricted cash at beginning of the year	2,071	2,120	2,473
Cash, cash equivalents and restricted cash at end of the year	2,120	2,473	268

Operating activities

Net cash used in operating activities was US$4.7 million for the fiscal year ended September 30, 2025, primarily derived from our net loss of US$16.6 million, adjusted for non-cash litigation related income of US$4.3 million, share-based compensation of US$9.4 million, compensation and expenses for issuing convertible notes of a total of US$2.2 million and related fair value changes of the convertible notes of US$0.9 million, provision of expected credit loss of US$1.7 million; and changes in operating assets and liabilities, primarily consisted of (i) a decrease of US$4.8 million in deferred revenues, which is mainly caused by the volume decrease of new car sales business; (ii) the decrease in inventories of US$2.9 million as we improved our inventory turnover; and (iii) the decrease of prepayments and other current assets of US$3.4 million mainly because the consulting services provided from suppliers, whose consulting fees were deducted through the deposit we paid in advance.

Net cash used in operating activities was US$10.1 million for the fiscal year ended September 30, 2024, which primarily reflected our net loss of US$11.1 million. Changes in operating assets and liabilities primarily consisted of (i) an increase of US$9.6 million in prepayments and other current assets, primarily due to increase in consulting deposits to third parties for future financing and merge & acquisition activities; (ii) an increase of US$2.3 million in inventories, primarily due to more purchases of auto parts as a result of expansion in auto parts and auto accessories sales; offset by (i) an increase of US$7.6 million in accrued expenses and other current liabilities, primarily due to litigation payable regarding accrued penalties of repurchase of mezzanine equity requested by Hunan Tianhuan and interest payable of convertible bonds and bank loans; (ii) a decrease of US$5.0 million in advance to suppliers, primarily due to less prepayment to parallel-import car suppliers as a result of reduction in new car sales.

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

Investing activities

Net cash used in investing activities for the fiscal years ended September 30, 2025 was US$0.04 million, primarily attributable to our loans to related parties.

Net cash used in investing activities for the fiscal years ended September 30, 2024 was US$0.1 million, primarily attributable to loans to related parties of US$0.1 million.

Net cash provided by investing activities for the fiscal years ended September 30, 2023 was US$0.1 million, primarily attributable to collection from loans to related parties of US$0.2 million.

Financing activities

Net cash provided by financing activities for the fiscal year ended September 30, 2025 was US$2.5 million, primarily attributable to net proceeds from convertible notes of US$2.3 million, and the net proceeds from bank borrowings of US$1.0 million; deducted by the repayment of related party loan of US$1.5 million.

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

Capital Expenditures

We did not have any significant capital expenditures for the fiscal years ended September 30, 2023, 2024 and 2025, as we do not heavily rely on property and equipment to operate.

Contractual Obligations

The following table sets forth our contractual obligations as of September 30, 2025:

	Payment Due by Period-September 30, 2025
	Total	Less than 1 year	More than 1 year
	(Amounts expressed in US$ 000)
Borrowings	$9,021	9,021	-
Lease obligations	337	301	36
Total	$9,358	9,322	36

Operating lease agreements consist of leases in relation to certain offices and buildings.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of September 30, 2025.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us, or engages in leasing, hedging or product development services with us.

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

Critical Accounting Policies

Our significant accounting policies are set forth in Note 3 to our audited consolidated financial statements included in this annual report. Among its significant accounting policies, the Company has identified revenue recognition and income taxes as critical accounting policies.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this report. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices at Building A, Room 204, Intelligence Park, No. 26 Yongtaizhuang North Road, Haidian District, Beijing, China.

Directors and Executive Officers	Age	Position
Houqi Zhang	59	Chairman of the Board of Directors and Chief Executive Officer
Shirong Tong	52	Director and Joint Chief Executive Officer
Kevin Vassily	59	Independent Director
Yafu Guo	63	Independent Director
Jing Lu	61	Independent Director
Jinming Dong	47	Chief Financial Officer
Haifeng Li	43	Chief Technology Officer
Hui Zhang	39	Chief Operating Officer

Changes to Our Board of Directors

On August 28, 2025, Mr. Weston Twigg resigned from our board of directors. Mr. Twigg’s resignation was not due to any disagreement with the company on any matter relating to our operations, policies or practices.

On September 3, 2025, Mr. Yafu Guo was appointed as an independent director and as chair of the compensation committee, and as a member of the audit committee and the nominating and corporate governance committee. The board has determined that Mr. Guo meets the independence requirements under Nasdaq Listing Rule 5605(a)(2) and Rule 10A-3 under the Securities Exchange Act of 1934.

On November 20, 2025, Ms. Jun Wang resigned from our board of directors. Ms. Wang’s resignation was not due to any disagreement with the company on any matter relating to our operations, policies or practices. On the same date, Mr. Shirong Tong was appointed as a director of the company.

Biographies of Directors and Executive Officers

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

Mr. Shirong Tong is an experienced professional in academia and business consulting. He obtained his Bachelor’s degree in Economics from China Coal Economics Institute and a Master of Business Administrations from Tongji University. Since September 2005, he has been serving as an Associate Professor at the school of Economics and Management, Shaoyang University, focusing on teaching and research in human resource management and economics. Prior to his academic career, from July 1998 to August 2002, he worked at Shandong Luneng Taishan Cable Co. Ltd, where he was engaged in market sales and channel development; from March 2004 to July 2004, Mr. Tong worked at Kaba Group (Germany), Shanghai Headquarters, responsible for market training and brand planning; and from August 2004 to August 2005, Mr. Tong worked at Shandong Shengda Technology Group Co., Ltd., focusing on human resources management.

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

Mr. Yafu Guo has served as our independent director since August 2024. Mr. Twigg served as the managing director and equity research analyst leading the Industry 4.0 Software and Systems research practice at Piper Sandler, from July 2021 to September 2022. Before joining Piper Sandler, he was the managing director and equity research analyst leading the semiconductor equity research group at KeyBanc Capital Markets from 2014 to 2021. Before joining KeyBanc Capital Markets, Mr. Twigg was the associate equity analyst from 2005 to 2007, Senior Equity Analyst from 2007 to 2012, and Principal from 2012 to 2014 at Pacific Crest Securities until Pacific Crest Securities was acquired by KeyBanc Capital Markets in September 2014. Prior to joining Pacific Crest Securities, Mr. Twigg worked in the semiconductor industry as the senior engineer at Intel from 2000 to 2005, and before that, as the process engineer at Samsung from 1998 to 2000. Mr. Twigg received a Master of Business Administration degree from the Michael G. Foster School of Business, University of Washington in 1998, a Master of Science degree in chemical engineering from Michigan State University in 1996, and a bachelor’s degree in Chemistry from Albion College in 1995. Mr. Twigg was recognized as one of the Top Ten Stock Pickers in the U.S. by Financial Times in 2011. Mr. Twigg is qualified to serve on the Board due to his extensive expertise in the semiconductor and technology sectors.

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

Compensation of Directors and Executive Officers

For the fiscal year ended September 30, 2025, we paid an aggregate of approximately US$0.4 million in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. During the fiscal year ended September 30, 2025, we granted an aggregate of 1,804,403 restricted shares to our executive officers and directors, equivalent to 36,088 Class A Ordinary Shares after giving retrospective effect to the December 2025 Share Consolidation, rounded down to the nearest whole share. Our PRC subsidiary is required by the PRC law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans

Our 2024 Equity Incentive Plan was adopted on October 31, 2024, with an initial reserve of 7 million Class A Ordinary Shares. In April 2025, our board of directors approved an amendment to increase the share reserve to 12 million shares. In June 2025, the board approved a further amendment to increase the reserve to 18 million shares. On November, 12 2025, the Company effected a share consolidation pursuant to which every fifty (50) issued and unissued ordinary shares of the Company were consolidated into one (1) ordinary share of the Company. As a result of the share consolidation, the 18 million original ESOP Class A Ordinary Shares were consolidated into 0.36 million Class A Ordinary Shares of the Company, each with a par value of US$0.00005. In January 2026, our board of directors approved an amendment to increase the share reserve to 7.36 million shares, reflecting an increase of 7 million shares. These increases were effected to provide adequate compensation and retention incentives as we continue to grow.

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

C. Board Practices

Board of Directors

Our board of directors consists of five directors, including two executive directors and three independent directors. The directors may from time to time at their discretion exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. Subject to the Listing Rules of the Nasdaq and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with us is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. None of our directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Kevin Vassily, Mr. Yafu Guo and Dr. Jing Lu, and is chaired by Mr. Kevin Vassily. Mr. Kevin Vassily, Mr. Yafu Guo and Dr. Jing Lu satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Kevin Vassily qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Kevin Vassily, Mr. Yafu Guo and Dr. Jing Lu, and is chaired by Mr. Yafu Guo. Mr. Kevin Vassily, Mr. Yafu Guo and Dr. Jing Lu satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our executive officers may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Kevin Vassily, Mr. Yafu Guo and Dr. Jing Lu, and is chaired by Dr. Jing Lu. Mr. Kevin Vassily, and Dr. Jing Lu satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

Pursuant to our third amended and restated memorandum and articles of association, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting, appoint any person as a director to fill a casual vacancy on the board or as an addition to the existing board (subject to the maximum size limit). An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between us and the director, if any; but no such term shall be implied in the absence of express provision. Any director whose term of office expires shall be eligible for re-election at a meeting of the shareholders or re-appointment by the board. Our officers are elected by and serve at the discretion of the board of directors.

Board Diversity Matrix

Board Diversity Matrix (As of February 10, 2026)
Country of Principal Executive Offices	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	4	-	-

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-
LGBTQ+	-
Did Not Disclose Demographic Background	5

D. Employees

EMPLOYEES

As of December 31, 2025, we had 53 full-time employees, permanent and contractors included. The following table sets forth the numbers of our employees categorized by function and region as of December 31, 2025.

Function	2025
	Number of employees	%
Management	7	13.2
Research & Development	17	32.1
Online and Offline business	19	35.9
Backoffice	10	18.8

Total	53	100.0

To date, we have not experienced any work stoppages, and we consider our relationship with our employees to be good.

We have established procedures to provide our staff with a safe and healthy working environment by setting out a series of work safety rules in the staff manual in case of emergencies. We also provide our employees with occupational safety education and trainings to enhance their awareness of safety issues. In addition, we provide medical checks prior to enrollment to our employees. We are subject to the requirements under the local laws, national standards and industrial standards in the PRC to maintain safe working conditions and to protect the occupational health of employees. See “Item 4.A. Regulations-Regulations Relating to Employment.”

As required by regulations in China, we participate in various government statutory social security plans, including a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan and a housing provident fund for permanent employees. We are required under PRC law to contribute to social security plans at specified percentages of the salaries, bonuses and certain allowances of our permanent employees up to a maximum amount specified by the local government from time to time. For risk in relation to our contribution for employee social security plans, see “Item 3.D. Risk Factors-Risks Relating to Doing Business in China-Our insurance coverage may not be adequate, which could expose us to significant costs and business disruptions.”

E. Share Ownership

See Item 7 below.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

During and after our last completed fiscal year ended September 30, 2025, no requirement arose to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to our compensation recovery policy. There was no outstanding balance as of the end of the last completed fiscal year of erroneously awarded compensation to be recovered from the application of the compensation recovery policy to a prior restatement.

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

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we have included ordinary shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These ordinary shares, however, are not included in the computation of the percentage ownership of any other person. The percentage of beneficial ownership of our ordinary shares is based on ordinary shares that are issued and outstanding as of the date of this report, which includes 45,504,323 ordinary shares, comprising 44,891,221 Class A ordinary shares and 613,102 Class B ordinary shares.

	Class A ordinary shares	Class B ordinary shares	Percentage of beneficial ownership (of total Class A and Class B ordinary shares)	Percentage of total voting power †
Directors and Executive Officers
Houqi Zhang*	-	613,102	1.3%	73.2%
Shirong Tong	-	-	-	-
Kevin Vassily	-	-	-	-
Yafu Guo	-	-	-	-
Jing Lu	-	-	-	-
Jinming Dong	-	-	-	-
Haifeng Li	-	-	-	-
Hui Zhang	-	-	-	-
All Directors and Executive Officers as a Group	-	613,102	1.3%	73.2%
Principal Shareholders:
Qirun Investment Co., Ltd.*	-	613,102	1.3%	73.2%

Notes:

(1)	Except as otherwise indicated below, the business address of our directors and executive officers is Building A, Room 204, Intelligence Park, No.26 Yongtaizhuang North Road, Haidian District, Beijing, China.

(2)	Beneficial ownership information disclosed herein represents direct and indirect holdings of entities owned, controlled or otherwise affiliated with the applicable holder as determined in accordance with the rules and regulations of the SEC.

(3)	The shares data are presented on a retroactive basis to reflect the First Share Split, the Second Share Split, and the December 2025 Share Consolidation.

†	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A ordinary shares and Class B ordinary shares held by such person or group with respect to all issued and outstanding shares of our Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary shares shall entitle the holder thereof to one vote on all matters subject to vote at our general meetings. Each Class B ordinary shares shall entitle the holder thereof to two hundred (200) votes on all matters subject to vote at our general meetings. Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time at the option of the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

*	Represents 613,102 ordinary shares held of record by Qirun Investment Co., Ltd., a British Virgin Islands company wholly owned by Dr.Houqi Zhang. The registered address of Qirun Investment Co., Ltd. is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, VG 1110, British Virgin Islands.

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

B. Related Party Transactions

Employment Agreements

See “Item 6. Management - Employment Agreements and Indemnification Agreements.”

Share Compensation Plan

See “Item 6. Management - Share Incentive Plans.”

Material Transactions with Related Parties

The following was a list of related parties which the Group had transactions with for the years ended September 30, 2023, 2024 and 2025:

No.	Names of related parties	Relationship
1	Zhongchi Chezhigu Internet Technology (Qingdao) Co. Ltd (“Zhongchi Chezhigu”)	A company significantly influenced by the Group
2	Beijing Zhongchi Chi Fu Management Consulting Center (limited partnership) (“Zhongchi Chi Fu Management”)	A non-controlling shareholder of a subsidiary
3	Beijing Qichuang Zhongteng Investment Management Center (limited partnership) (“Beijing Qichuang”)	Shareholder of the Group; A company significantly influenced by Dr. Houqi Zhang
4	Beijing Yonyou Innovation Investment Center (limited partnership) (“Yonyou Innovation”)	Shareholder of the Group
5	Dr. Houqi Zhang	Principal shareholder of the Group
6	Mr. Hui Zhang	Senior management of the Group
7	Ms. Jun Wang	Senior management of the Group
8	Changsha Qixin Zhongying Enterprise Consulting and Management Center (limited partnership) (“Changsha Qixin”)	Shareholder of the Group
9	Beijing Qizhi Zhongchi Investment Management Center (limited partnership) (“Beijing Qizhi”)	Shareholder of the Group; A company controlled by Dr. Houqi Zhang
10	Beijing Anrong Innovation Management Technology Center (limited partnership) (“Beijing Anrong”)	Shareholder of the Group
11	Changsha Tongjie Technology Co. Ltd (“Changsha Tongjie”) (1)	A company significantly influenced by the Group
12	Mr. Jun Lian	Senior management of the Group
13	Mr. Yufeng Bai (2)	Senior management of a subsidiary
14	Henan Zhongqi Alliance Automobile Service Co., Ltd (“Henan Zhongqi”) (2)	A company significantly influenced by Mr. Yufeng Bai
15	Beijing Zhongchi Chefu Data Technology Co., Ltd. (“Zhongchi Chefu Data”)	A company under controlled with a principal shareholder
16	Changsha Chitong Technology Co. Ltd (“Changsha Chitong”) (3)	A company significantly influenced by the Group
17	Beijing Qifu Future Consulting Service Center (Limited Partnership) (“Qifu Future”)	Shareholder of the Group
18	Autozi Internet Technology (Anhui) Co., Ltd.	A company significantly influenced by the Group
19	Autozi Auto New Retail (Anhui) Co., Ltd. and its Changsha Branch	A company significantly influenced by the Group

(1)	Changsha Tongjie was deregistered in January 2025 and therefore it was no longer a related party of the Group since then.

(2)	Mr. Yufeng Bai was no longer a senior management of a subsidiary of the Group since October 2024. Therefore, Mr. Yufeng Bai and Henan Zhongqi were not related parties of the Group since then.

(3)	Changsha Chitong was deregistered in January 2025 and therefore it was no longer a related party of the Group since then.

Related party transactions

The Group had the following significant related party transactions for the years ended September 30, 2023, 2024 and 2025:

	For the years ended September 30,
	2023	2024	2025

Collection and settlement of loans to related parties
Beijing Qichuang	$106	$69	$-
Dr. Houqi Zhang	87	-	-
Mr. Jun Lian	14	-	-
Others	10	1	-
Total	$217	$70	$-

Proceeds from borrowings from related parties
Dr. Houqi Zhang	$1,823	$629	$608
Qifu Future	-	304	-
Mr. Jun Lian	535	268	-
Ms. Jun Wang	-	214	-
Mr. Hui Zhang	14	151	-
Others	3	-	-
Total	$2,375	$1,566	$608

Repayment and settlement of borrowings to related parties
Dr. Houqi Zhang	$2,092	$390	$1,289
Qifu Future	-	305	-
Mr. Jun Lian	535	236	42
Ms. Jun Wang	43	97	111
Mr. Hui Zhang	14	97	13
Zhongchi Chi Fu Management	-	21	-
Total	$2,684	$1,146	$1,455

Loans to related parties
Qifu Future	$-	$83	$-
Zhongchi Chefu Data	-	34	27
Mr. Houqi Zhang	-	-	14
Changsha Tongjie	5	-	-
Others	77	-	-
Total	$82	$117	$41

Payable transfer to Dr. Houqi Zhang
Huashui Yixing to Dr. Houqi Zhang	502	-	-
Zhongchi Chi Fu Management to Dr. Houqi Zhang	-	83	-

Advance to Dr. Houqi Zhang (1)	156	-	-

Advance to Dr. Houqi Zhang and offset between loan from Dr. Houqi Zhang (1)	-	153	-

(1)	Advance to Dr. Houqi Zhang represented cash in advance to Dr. Houqi Zhang for the potential expense for the Group’s financing during the fiscal year 2023, and the advance payment has been offset by the loan from Dr. Houqi Zhang in January 2024.

Amounts due from related parties

Amounts due from related parties consisted of the following for the periods indicated:

		As of September 30,
		2024	2025
Related parties	Nature
Changsha Tongjie (1)	Loan to related party	$1,058	$-
Mr. Yufeng Bai (2)	Loan to related party	295	-
Beijing Qichuang (1)	Loan to related party	89	-
Others	Others	254	10
Total		$1,696	$10
Less: provision of credit losses (3)		(1,402)	-
Amounts due from related parties, net		$294	$10

(1)	The Group has recorded full provision on loan to Changsha Tongjie as of September 30, 2024. The Group has recorded nil and full provision on loan to Beijing Qichuang as of September 30, 2024 and 2025, respectively. During the year ended September 30, 2025, the Group wrote off the loan as the related parties had no operations and the loans cannot be collected.

(2)	The Group has recorded full provision on loan to Mr. Yufeng Bai as of September 30, 2024 as the collectability is remote. The balance as of September 30, 2025 as well as the provision has been reclassified to prepayments and other current assets as Mr. Yufeng Bai was not a related party in the year ended September 30, 2025.

(3)	The total credit loss expenses recorded for the related party receivables were US$1,476, nil and US$391 for the years ended September 30, 2023, 2024 and 2025, respectively. The Company wrote off all balances due from those related parties with no operations.

Amounts due to related parties

Amount due to related parties consisted of the following for the periods indicated:

		As of September 30,
		2024	2025
Related parties	Nature
Dr. Houqi Zhang	Loan from related party	$400	$503
Ms. Jun Wang	Loan from related party	227	111
Others	Others	140	138
Total		$767	$752

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

As of September 30, 2023, we had failed to consummate qualified initial public offering before specific dates, therefore the redeemable ordinary shares in the total principal amount of RMB440.0 million (US$60.3 million) and interest payable of RMB399.5 million (US$54.8 million) became redeemable. In addition, there was a total principal amount of RMB25.0 million (US$3.4 million) with interest payable of RMB2.7 million (US$0.4 million) outstanding for which the redemption events were not triggered as of September 30, 2023. On August 28, 2024, the Company completed its IPO and began trading on The Nasdaq Global Market, after which all of the holders of mezzanine equities forfeited their redemption right and the mezzanine equities in the total amount of RMB940.4 million (US$131.3 million) were converted into 28,900,700 Class A ordinary shares. For details, please see “Note 15 Mezzanine equity” to our consolidated financial statements included in this report.

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

Hunan Tianhuan Dispute

In June 2023, Hunan Tianhuan Economic Development Co., Ltd. (“Hunan Tianhuan”), one of the shareholders of Autozi Internet Tech, based on the financing agreement with Autozi Internet Tech dated June 22, 2020, requested Autozi Internet Tech and our founder, Dr. Houqi Zhang, to (i) redeem all of its equity interest in Autozi Internet Tech and (ii) pay the accrued penalties of deferred settlement and attorney’s fee. On June 12, 2024, the Changsha Intermediate People’s Court entered a judgment of first instance that Autozi Internet Technology should not bear the repurchase obligation and only Dr. Houqi Zhang should pay the corresponding principal amount, accrued interest and attorney fee. Both Hunan Tianhuan and Dr. Houqi Zhang filed an appeal after the first instance judgment. On June 27, 2024, Dr. Houqi Zhang appealed to the court for a retrial of this lawsuit. On June 28, 2024, Hunan Tianhuan appealed to the court that Autozi Internet Technology should bear the repurchase obligation. On September 19, 2024, the second hearing was held. The company received the second-instance judgment on April 24, 2025, which rejected both parties’ appeals and upheld the original judgment.

Litigation or any other legal or administrative proceeding, including but not limited to the disputes with our employees and investors as disclosed in this report, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See “Risk Factors-Risks Relating to Our Business and Industry-Regulatory actions, legal proceedings, and customer complaints against us or our constituents could harm our reputation and have a material adverse effect on our business, results of operations, financial condition and prospects.”

Chengdu Dianliang Dispute

In November 2025, the Group received an arbitration filed by Chengdu Dianliang Shuguang Venture Capital Partnership Enterprise (Limited Partnership) (the “Chengdu Dianliang”), one of the non-controlling shareholders of Beijing Quantum, asserting that Autozi China and Beijing Quantum shall pay RMB9,621 (approximately US$1,326) for repurchase of Chengdu Dianliang’s investment in Beijing Quantum and the Group shall bear RMB108 (approximately US$15) for the arbitration fee and a default penalty with default interest accruing at an annual rate of 4% from November 18, 2025. As advised by the litigation counsel, the Group believes Chengdu Dianliang did not provide sufficient evidence to support its claim. As of the issuance date of these financial statements, the Group has engaged an external attorney to appeal for a withdrawal of this result. Since the claim was ongoing at early stage of application to withdraw the mediation without final settlement, the Group did not accrue a liability as of September 30, 2025 as it does not determine it is probable that a loss has occurred, or a reasonable estimate of the loss can be made. As of the date of this report, the Group is in the process of conducting mediation with Chengdu Dianliang in connection with the foregoing arbitration.

Enforceability of Civil Liabilities

The enforceability of civil liabilities under the laws of the Cayman Islands, China, and Hong Kong is subject to various legal and practical considerations, including the following:

●	There is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the securities laws of the United States or any state in the United States. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on of the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

●	The recognition and enforcement of foreign judgments, including those from the United States, in the PRC are subject to the provisions of international treaties and the principles of reciprocity. There is agreement between the United States and China that guarantees the mutual enforcement of judgments. U.S. investors may face significant challenges in seeking to enforce U.S. court judgments in China, particularly with respect to claims arising under U.S. securities laws. Chinese courts may also refuse to enforce judgments on grounds such as lack of jurisdiction, inconsistency with Chinese law, or violation of public interest.

●	Hong Kong has a well-established legal system based on common law principles and recognizes and enforces foreign judgments under certain conditions. While Hong Kong courts may enforce U.S. judgments related to commercial matters, they generally require the judgment to be final, conclusive and for a definite sum of money. However, judgments relating to punitive damages or those contrary to public policy may not be enforceable in Hong Kong courts.

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements under Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium or distributable capital reserve resulting from contributed surplus, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay our debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

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

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Third Amended and Restated Memorandum and Articles of Association

The information required by Item 10.B of Form 20-F is included in Exhibits 1.1 and 2.1 to this Annual Report which is hereby incorporated by reference.

C. Material Contracts

The information required by Item 10.C of Form 20-F is included in the sections titled “Item 4. Information on the Company,” “Item 6 - Directors, Senior Management and Employees,” “Item 7 - Major Shareholders and Related Party Transactions,” and Exhibits 4.1 to 4.21 in this Annual Report, which sections are incorporated herein by reference.

D. Exchange Controls

There are no exchange control regulations or currency restrictions in the Cayman Islands.

E. Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Class A ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, PRC and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Appleby, our Cayman Islands legal counsel; to the extent it relates to PRC tax law, it is the opinion of Beijing Yuzhi Law Firm, our PRC counsel.

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

CAYMAN ISLANDS TAXATION

The Cayman Islands currently levies no taxes on individuals or corporations based on profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands.

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

In the event that we are deemed to be a PRC tax resident enterprise under PRC tax law, you may be subject to PRC withholding taxes on dividends paid on our Class A ordinary shares, as described under “Taxation-People’s Republic of China Taxation”. If we are deemed to be a PRC tax resident enterprise, you may, however, be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares may be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above.

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

Sale or Other Disposition of Class A Ordinary Shares

Subject to the PFIC rules discussed below, you generally will recognize capital gain or loss upon the sale or other disposition of our Class A ordinary shares or ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and your adjusted tax basis in such Class A ordinary shares or ordinary shares. Any capital gain or loss will be long-term capital gain or loss if you have held the Class A ordinary shares for more than one year, and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. In the event that we are deemed to be a PRC tax resident enterprise under PRC tax law, gain from the disposition of the Class A ordinary shares may be subject to tax in the PRC, as described under “Taxation-People’s Republic of China Taxation”. If such income were treated as U.S.-source income for foreign tax credit purposes, you might not be able to use the foreign tax credit arising from any tax imposed on the sale, exchange, or other taxable disposition of our Class A ordinary shares unless such credit could be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. However, if PRC tax were to be imposed on any gain from the disposition of our Class A ordinary shares, if you are eligible for the benefits of the Treaty, you generally may be able to treat such gain as foreign-source income. The deductibility of a capital loss may be subject to limitations. You are urged to consult your tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

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

Based on the projected composition of our assets and income, we do not anticipate being classified as a PFIC for our taxable year ending September 30, 2025. While we do not anticipate being classified as a PFIC, because the value of our assets for purposes of the PFIC asset test will generally be determined by reference to the market price of our Class A ordinary shares, fluctuations in the market price of our Class A ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year. The determination of whether we will become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be classified as a PFIC for our taxable year ending September 30, 2025 or any future taxable year. If we are classified as a PFIC for any taxable year during which you hold our Class A ordinary shares, we generally will continue to be treated as a PFIC, unless you make certain elections, for all succeeding years during which you hold our Class A ordinary shares even if we cease to qualify as a PFIC under the rules set forth above.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Documents concerning us that are referred to in this document may be inspected at c/o Building A, Room 204, Intelligence Park No. 26 Yongtaizhuang North Road, Haidian District, Beijing, China. In addition, we file annual reports and other information with the Securities and Exchange Commission. We file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. All documents filed or furnished by us with the SEC are available to the public through the SEC’s electronic data gathering, analysis, and retrieval system at www.sec.gov and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. Copies of these documents may also be requested directly from us by contacting our investor relations department at our principal executive office. In accordance with Nasdaq Stock Market Rule 5250(d), this Annual Report is also available on our investor relations website at www.autozi.com.

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

Inflation

Inflationary factors, such as increases in supply costs as well as personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to September 30, 2025, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the fiscal years ended September 30, 2023, 2024 and 2025.

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

Item 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of September 30, 2025. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of September 30, 2025 were not effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of September 30, 2025. The assessment was based on criteria established in the framework Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of September 30, 2025, our internal control over financial reporting was not effective due to material weaknesses identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.”

Internal Control Over Financial Reporting

Prior to the completion of the offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In the course of auditing, our consolidated financial statements for the fiscal years ended September 30, 2025, we identified two material weaknesses in our internal control over financial reporting as of September 30, 2025. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

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

However, we cannot assure you that we will remediate our material weaknesses in a timely manner. See “Item 3.D. Risk Factors-Risks Relating to Our Business and Industry-If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.”

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by Marcum Asia CPAs LLP for the periods indicated:

	September 30, 2025	September 30, 2024
	USD’000	USD’000
Audit Fees	$481	$673
Total Fees	$481	$673

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Autozi Internet Technology (Global) Ltd., and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (Previously filed; incorporated by reference to Exhibit 4.2 filed with the Registration Statement on Form S-8 (File No. 333-292854), filed with the Securities and Exchange Commission on January 21, 2026)
2.1*	Description of Securities
2.2	Specimen Certificate for Class A Ordinary Shares (Previously filed; incorporated by reference to Exhibit 4.1 filed with the Registration Statement on Form S-8 (File No. 333-292854), filed with the Securities and Exchange Commission on January 21, 2026)
2.3	Underwriting Agreement (Previously filed; incorporated by reference to Exhibit 1.1 filed with the Registration Statement on Form F-1 (File No. 333-281215), filed with the Securities and Exchange Commission on August 2, 2024)
4.1	Form of Employment Agreement between the Registrant and each of its executive officers (Previously filed; incorporated by reference to Exhibit 10.1 filed with the Registration Statement on Form F-1 (File No. 333-281215), filed with the Securities and Exchange Commission on August 2, 2024)
4.2	Form of Director Agreement between the Registrant and each of its directors (Previously filed; incorporated by reference to Exhibit 10.2 filed with the Registration Statement on Form F-1 (File No. 333-281215), filed with the Securities and Exchange Commission on August 2, 2024)
4.3	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (Previously filed; incorporated by reference to Exhibit 10.3 filed with the Registration Statement on Form F-1 (File No. 333-281215), filed with the Securities and Exchange Commission on August 2, 2024)
4.4	Form of Director Offer Letter between the Registrant and each of its independent directors (Previously filed; incorporated by reference to Exhibit 10.4 filed with the Registration Statement on Form F-1 (File No. 333-281215), filed with the Securities and Exchange Commission on August 2, 2024)
4.5	English translation of form of MBS store cooperative agreement in Hunan (Previously filed; incorporated by reference to Exhibit 10.5 filed with the Registration Statement on Form F-1 (File No. 333-281215), filed with the Securities and Exchange Commission on August 2, 2024)
4.6	English translation of form of MBS store cooperative agreement in Henan (Previously filed; incorporated by reference to Exhibit 10.6 filed with the Registration Statement on Form F-1 (File No. 333-281215), filed with the Securities and Exchange Commission on August 2, 2024)
4.7	English translation of form of MBS store cooperative agreement in Beijing (Previously filed; incorporated by reference to Exhibit 10.7 filed with the Registration Statement on Form F-1 (File No. 333-281215), filed with the Securities and Exchange Commission on August 2, 2024)
4.8	Form of Warrant Agreement between the Registrant and the Warrant Holder (Previously filed; incorporated by reference to Exhibit 10.8 filed with the Registration Statement on Form F-1 (File No. 333-281215), filed with the Securities and Exchange Commission on August 2, 2024)
4.9	English translation of Performance Commitment Agreement dated February 3, 2016 (Previously filed; incorporated by reference to Exhibit 10.9 filed with the Registration Statement on Form F-1 (File No. 333-281215), filed with the Securities and Exchange Commission on August 2, 2024)
4.10	English translation of Investment Agreement dated May 3, 2022 (Previously filed; incorporated by reference to Exhibit 10.10 filed with the Registration Statement on Form F-1 (File No. 333-281215), filed with the Securities and Exchange Commission on August 2, 2024)

4.11	English translation of Convertible Bond Financing Agreement dated September 23, 2019 (Previously filed; incorporated by reference to Exhibit 10.11 filed with the Registration Statement on Form F-1 (File No. 333-281215), filed with the Securities and Exchange Commission on August 2, 2024)
4.12	English translation of Convertible Bond Financing Agreement dated January 12, 2020 (Previously filed; incorporated by reference to Exhibit 10.12 filed with the Registration Statement on Form F-1 (File No. 333-281215), filed with the Securities and Exchange Commission on August 2, 2024)
4.13	English translation of form of loan agreement with related parties (Previously filed; incorporated by reference to Exhibit 10.13 filed with the Registration Statement on Form F-1 (File No. 333-281215), filed with the Securities and Exchange Commission on August 2, 2024)
4.14	English translation of Supplementary Agreement on Repurchase Rights and Performance Contingent Agreement dated March 30, 2023 (Previously filed; incorporated by reference to Exhibit 10.14 filed with the Registration Statement on Form F-1 (File No. 333-281215), filed with the Securities and Exchange Commission on August 2, 2024)
4.15	English translation of Capital Increase and Share Expansion Agreement dated March 23, 2023 (Previously filed; incorporated by reference to Exhibit 10.15 filed with the Registration Statement on Form F-1 (File No. 333-281215), filed with the Securities and Exchange Commission on August 2, 2024)
4.16	English translation of Loan Agreement dated November 25, 2021 (Previously filed; incorporated by reference to Exhibit 10.16 filed with the Registration Statement on Form F-1 (File No. 333-281215), filed with the Securities and Exchange Commission on August 2, 2024)
4.17	English translation of Loan Agreement dated November 25, 2022 (Previously filed; incorporated by reference to Exhibit 10.17 filed with the Registration Statement on Form F-1 (File No. 333-281215), filed with the Securities and Exchange Commission on August 2, 2024)
4.18	English translation of Investment Agreement between Autozi Internet Technology Co., Ltd. and Hunan Tianchang Real Estate Co., Ltd. dated June 22, 2020 (Previously filed; incorporated by reference to Exhibit 10.18 filed with the Registration Statement on Form F-1 (File No. 333-281215), filed with the Securities and Exchange Commission on August 2, 2024)
4.19	Autozi Internet Technology (Global) Ltd. Third Amended and 2024 Equity Incentive Plan (Previously filed; incorporated by reference to Exhibit 10.1 filed with the Registration Statement on Form S-8 (File No. 333-292854), filed with the Securities and Exchange Commission on January 21, 2026)
4.20	Form of Senior Unsecured Convertible Promissory Note (Previously filed; incorporated by reference to Exhibit 4.1 filed with the current report on Form 6-K dated February 20, 2025 (File No. 001-42255))
4.21	Form of Incremental Warrant (Previously filed; incorporated by reference to Exhibit 4.2 filed with the current report on Form 6-K dated February 20, 2025 (File No. 001-42255))
4.22	Senior Unsecured Convertible Promissory Note dated as of February 19, 2025, issued by the Company to an investor. (Previously filed; incorporated by reference to Exhibit 4.1 filed with the current report on Form 6-K dated February 20, 2025 (File No. 001-42255))
4.23	Form of Incremental Note. (Previously filed; incorporated by reference to Exhibit 4.2 filed with the current report on Form 6-K dated February 20, 2025 (File No. 001-42255))
4.24	Form of Incremental Warrant dated as of February 19, 2025, issued by the Company to an investor. (Previously filed; incorporated by reference to Exhibit 4.3 filed with the current report on Form 6-K dated February 20, 2025 (File No. 001-42255))
4.25	Securities Purchase Agreement, dated January 27, 2025 (Previously filed; incorporated by reference to Exhibit 10.1 filed with the current report on Form 6-K (File No. 001-42255))
4.26	Registration Rights Agreement, dated January 27, 2025 (Previously filed; incorporated by reference to Exhibit 10.1 filed with the current report on Form 6-K (File No. 001-42255))
4.27	Amended and Restated Securities Purchase Agreement, dated February 19, 2025, by and between the Company and the Investor. (Previously filed; incorporated by reference to Exhibit 10.1 filed with the current report on Form 6-K dated February 20, 2025 (File No. 001-42255))
4.28	Amended and Restated Registration Rights Agreement, dated February 19, 2025, by and between the Company and the Investor. (Previously filed; incorporated by reference to Exhibit 10.2 filed with the current report on Form 6-K dated February 20, 2025 (File No. 001-42255))
4.29	Form of Senior Unsecured Convertible Note (Previously filed; incorporated by reference to Exhibit 99.1 filed with the current report on Form 6-K dated September 22, 2025 (File No. 001-42255))
4.30	Waiver Agreement dated April 30, 2025, by and between the Company and JAK OPPORTUNITIES XII LLC (Previously filed; incorporated by reference to Exhibit 99.2 filed with the current report on Form 6-K dated September 22, 2025 (File No. 001-42255))

4.31	Securities Purchase Agreement, dated December 8, 2025 (Previously filed; incorporated by reference to Exhibit 10.1 filed with the current report on Form 6-K (File No. 001-42255))
4.32*	Amendment to Securities Purchase Agreement, dated December 10, 2025
8.1*	List of Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (Previously filed; incorporated by reference to Exhibit 99.1 filed with the Registration Statement on Form F-1 (File No. 333-281215), filed with the Securities and Exchange Commission on August 2, 2024)
11.2	Insider Trading Policy (Previously filed; incorporated by reference to Exhibit 11.2 filed with the Registration Statement on Form 20-F (File No. 001-41671), filed with the Securities and Exchange Commission on January 27, 2025)
12.1*	Certification of Chief Executive Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
12.2*	Certification of Chief Financial Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
13.1**	Certifications of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350
13.2**	Certifications of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350
15.1*	Consent of Appleby
15.2*	Consent of Beijing Yuzhi Law Firm
15.3*	Consent of Marcum Asia CPAs LLP, an independent registered public accounting firm
97.1	Compensation Recovery Policy of the Company (Previously filed; incorporated by reference to Exhibit 97.1 filed with the Registration Statement on Form 20-F (File No. 001-41671), filed with the Securities and Exchange Commission on January 27, 2025)
101.INS**	Inline XBRL Instance Document-this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH**	Inline XBRL Taxonomy Extension Scheme Document
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Autozi Internet Technology (Global) Ltd.

By:	/s/ Houqi Zhang
Name:	Houqi Zhang
Title:	Chief Executive Officer
(Principal Executive Officer)

By:	/s/ Jinming Dong
Name:	Jinming Dong
Title:	Chief Financial Officer

Dated:	February 11, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Autozi Internet Technology (Global) Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Autozi Internet Technology (Global) Ltd. (the “Company”) as of September 30, 2024 and 2025, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ deficit and cash flows for each of the three years in the period ended September 30, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP
We have served as the Company’s auditor since 2022.
Beijing, China
Feburary 11, 2026

BEIJING OFFICE ● Units 06-09 ● 46th Floor ● China World Tower B ● No. 1 Jian Guo Men Wai Avenue ● Chaoyang District ● Beijing ● 100004 Phone 8610.8518.7992 ● Fax 8610.8518.7993 ● www.marcumasia.com

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except for share and per share data, or otherwise noted)

	As of September 30,
	2024	2025
ASSETS
Current assets
Cash and cash equivalents	$1,972	$268
Restricted cash	501	-
Accounts receivable, net	417	129
Advance to suppliers, net	6,513	6,755
Inventories	3,270	254
Prepayments and other current assets, net	8,120	4,206
Amounts due from related parties, net	294	10
Total current assets	21,087	11,622

Non-current assets
Property, equipment and software, net	427	287
Operating lease right-of-use assets	343	89
Total non-current assets	770	376

TOTAL ASSETS	$21,857	$11,998

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accrued expenses and other current liabilities	17,189	13,908
Accounts payable	2,868	2,517
Deferred revenues	6,545	1,566
Lease liabilities, current	530	301
Convertible bonds and notes	4,346	9,468
Short-term borrowings	$8,131	$9,021
Payable to redeemable non-controlling interests	16,616	-
Amounts due to related parties	767	752
Total current liabilities	56,992	37,533

Non-current liabilities
Lease liabilities, non-current	42	36
Total non-current liabilities	42	36

TOTAL LIABILITIES	57,034	37,569

Commitments and contingencies (Note 23)

Shareholders’ deficit
Class A ordinary shares (US$0.00005 par value; 9,600,000,000 and 9,600,000,000 shares authorized as of September 30, 2024 and 2025, respectively; 1,407,722 shares and 1,894,522 shares issued as of September 30, 2024 and 2025, respectively; 1,407,722 shares and 1,839,798 shares outstanding as of September 30, 2024 and 2025, respectively)*	-	-
Class B ordinary shares (US$0.00005 par value; 400,000,000 and 400,000,000 shares authorized as of September 30, 2024 and 2025, respectively; 691,902 and 613,102 shares issued and outstanding as of September 30, 2024 and 2025, respectively)*	-	-
Additional paid-in capital	84,824	94,554
Accumulated deficit	(129,532)	(146,040)
Accumulated other comprehensive income	10,967	11,495
Total AUTOZI’s shareholders’ deficit	(33,741)	(39,991)
Non-controlling interests	(1,436)	14,420
Total shareholders’ deficit	(35,177)	(25,571)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$21,857	$11,998

*	The shares and per share information are presented on a retroactive basis to reflect the Share Consolidation (See Note 16).

The accompanying notes are an integral part of these consolidated financial statements.

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In U.S. dollars in thousands, except for share and per share data, or otherwise noted)

	For the years ended September 30,
	2023	2024	2025

Revenues	$113,541	$124,737	$122,799
Cost of revenues	(113,045)	(123,484)	(120,645)
Gross profit	496	1,253	2,154

Operating expenses
Selling and marketing expenses	(1,137)	(1,267)	(2,111)
General and administrative expenses	(5,370)	(4,335)	(16,472)
Research and development expenses	(1,314)	(1,098)	(1,072)
Total operating expenses	(7,821)	(6,700)	(19,655)

Operating loss	(7,325)	(5,447)	(17,501)

Other (expense)/income
Litigation related (expenses)/income	(1,456)	(2,969)	4,321
Interest expenses, net	(2,060)	(2,707)	(2,100)
Other income/(expenses), net	214	17	(1,085)
Fair value changes on convertible notes	-	-	(948)
Gain from deconsolidation of subsidiaries	78	-	759
Total other (expense)/income, net	(3,224)	(5,659)	947

Loss before income tax expenses	(10,549)	(11,106)	(16,554)
Income tax expenses	-	-	(19)
Net loss	$(10,549)	$(11,106)	$(16,573)
Less: net loss attributable to non-controlling interests	(397)	(250)	(65)
Less: net loss attributable to mezzanine equity	(162)	(153)	-
Less: accretion of mezzanine equity to redemption value	11,587	10,300	-
Plus: conversion of redeemable principal interests into ordinary shares upon IPO	-	53,469	-
Net (loss)/income attributable to AUTOZI’s ordinary shareholders	$(21,577)	$32,466	$(16,508)

Net loss	(10,549)	(11,106)	(16,573)

Foreign currency translation difference, net of tax of nil	3,935	(3,685)	1,144

Total comprehensive loss	$(6,614)	$(14,791)	$(15,429)
Less: total comprehensive (loss)/income attributable to non-controlling interests	(413)	(203)	551
Comprehensive loss attributable to AUTOZI	$(6,201)	$(14,588)	$(15,980)

Net (loss)/earnings per share of non-redeemable ordinary shares- Basic and diluted*	(10.79)	15.79	(7.48)

Weighted average shares outstanding of non-redeemable ordinary shares	1,422,345	1,529,950	2,205,913

Net earnings/(loss) per share of redeemable ordinary shares- Basic and diluted*	7.87	(66.29)	-

Weighted average shares outstanding of redeemable ordinary shares	578,014	525,898	-

*	The shares and per share information are presented on a retroactive basis to reflect the First Share Split, Second Share Split and Share Consolidation (See Note 16).

The accompanying notes are an integral part of these consolidated financial statements.

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(In U.S. dollars in thousands, except for share and per share data, or otherwise noted)

										Accumulated	Total
	Class A		Class B					Additional		other	AUTOZI	Non-	Total
	Ordinary Shares*		Ordinary Shares*		Ordinary Shares*		Shareholder	paid-in	Accumulated	comprehensive	shareholders’	controlling	shareholders’
	Share	Amount	Share	Amount	Share	Amount	subscription	capital	deficit	loss	deficit	interests	deficit

Balance as of September 30, 2022	-	$-	-	$-	1,421,986	-	$-	$7,204	$(155,868)	$10,748	$(137,916)	$(116)	$(138,032)
Net loss	-	-	-	-	-	-	-	-	(10,152)	-	(10,152)	(397)	(10,549)
Net loss attributable to mezzanine equity	-	-	-	-	-	-	-	-	162	-	162	-	162
Capital contribution from principal shareholders	-	-	-	-	49,624	-	-	8,800	-	-	8,800	-	8,800
Accretion to redemption value of mezzanine equity	-	-	-	-	-	-	-	(11,425)	(162)	-	(11,587)	-	(11,587)
Foreign currency translation	-	-	-	-	-	-	-	-	-	3,951	3,951	(16)	3,935
Balance as of September 30, 2023	-	$-	-	$-	1,471,610	-	$-	$4,579	$(166,020)	$14,699	$(146,742)	$(529)	$(147,271)
Net loss	-	-	-	-	-	-	-	-	(10,856)	-	(10,856)	(250)	(11,106)
Net loss attributable to mezzanine equity	-	-	-	-	-	-	-	-	153	-	153	-	153
Accretion to redemption value of mezzanine equity	-	-	-	-	-	-	-	(4,020)	(6,280)	-	(10,300)	-	(10,300)
Re-designation of ordinary shares into Class A Ordinary Shares	779,708	-	-	-	(779,708)	-	-	-	-	-	-	-	-
Re-designation of ordinary shares into Class B Ordinary Shares	-	-	691,902	-	(691,902)	-	-	-	-	-	-	-	-
Issuance of ordinary shares upon Initial public offering (“IPO”), net of issuance costs	50,000	-	-	-	-	-	-	9,029	-	-	9,029	-	9,029
Offering cost incurred for IPO	-	-	-	-	-	-	-	(2,603)	-	-	(2,603)	-	(2,603)
Reduction of capital	-	-	-	-	-	-	-	-	-	-	-	(704)	(704)
Adoption of ASC326	-	-	-	-	-	-	-	-	2	-	2	-	2
Conversion of redeemable principal interests into ordinary shares upon IPO	578,014	-	-	-	-	-	-	77,839	53,469	-	131,308	-	131,308
Foreign currency translation	-	-	-	-	-	-	-	-	-	(3,732)	(3,732)	47	(3,685)
Balance as of September 30, 2024	1,407,722	$-	691,902	$-	-	-	$-	$84,824	$(129,532)	$10,967	$(33,741)	$(1,436)	$(35,177)
Net loss	-	-	-	-	-	-	-	-	(16,508)	-	(16,508)	(65)	(16,573)
Share-based compensation	321,008	-	-	-	-	-	-	9,401	-	-	9,401	-	9,401
Settlement of payable to redeemable non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	16,000	16,000
Transfer of ordinary shares from Class B to Class A	78,800	-	(78,800)	-	-	-	-	-	-	-	-	-	-
Deconsolidation of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	(681)	(681)
Conversion of convertible note to Class A ordinary shares	32,268		-					315	-	-	315	-	315
Foreign currency translation	-	-	-	-	-	-	-	-	-	528	528	616	1,144
Partial disposal of shareholdings of a subsidiary	-	-	-	-	-	-	-	14	-	-	14	(14)	-
Balance as of September 30, 2025	1,839,798	$-	613,102	$-	-	-	$-	$94,554	$(146,040)	$11,495	$(39,991)	$14,420	$(25,571)

*	The shares and per share information are presented on a retroactive basis to reflect the ordinary shares are presented on a retroactive basis to reflect the First Share Split, Second Share Split and Share Consolidation (See Note 16).

The accompanying notes are an integral part of these consolidated financial statements.

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands, except for share and per share data, or otherwise noted)

	For the years ended September 30,
	2023	2024	2025

Cash flows from operating activities:
Net loss	$(10,549)	$(11,106)	$(16,573)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	-	-	9,401
Compensation and expenses for issuing convertible notes	-	-	2,209
Provision of expected credit losses	2,452	837	1,726
Fair value changes on convertible notes	-	-	948
Amortization of operating lease right-of-use assets	171	216	224
Depreciation and amortization	229	91	125
Losses from disposal of property, equipment and software	-	-	5
Inventory write-downs	49	-	-
Litigation related income	-	-	(4,321)
Gain on deconsolidation of subsidiaries	(78)	-	(759)
(Gain)/loss on lease early termination	-	(29)	15
Changes in operating assets and liabilities:
Accounts receivable	320	(353)	242
Advance to suppliers	5,244	4,975	(281)
Inventories	(202)	(2,285)	2,940
Amounts due from related parties	(154)	169	(72)
Prepayments and other current asset	(533)	(9,640)	3,397
Accounts payable	(1,078)	1,388	(307)
Deferred revenues	(4,081)	(2,651)	(4,816)
Accrued expenses and other current liabilities	630	7,592	584
Payable to redeemable non-controlling interests	329	1,102	-
Operating lease liabilities	(97)	(197)	(208)
Amounts due to related parties	67	(177)	847
Net cash used in operating activities	$(7,281)	$(10,068)	$(4,674)

Cash flows from investing activities:
Purchase of property, equipment and software	-	(61)	-
Proceed from disposal of property and equipment	2	-	-
Loans to related parties	(82)	(117)	(41)
Collection of loans to related parties	217	70	-
Deconsolidation and disposal of subsidiaries, net of cash proceeds	-	-	(3)
Net cash provided by/(used in) investing activities	$137	$(108)	$(44)

Cash flows from financing activities:
Proceeds from borrowings from third parties	8,490	10,349	11,526
Repayments of borrowings to third parties	(8,656)	(8,242)	(10,530)
Payment for deferred offering cost	(1,123)	(377)	-
Proceeds from borrowings from related parties	2,375	1,566	608
Repayment of borrowings to related parties	(2,683)	(1,146)	(1,455)
Proceeds from capital contribution	8,846	-	-
Capital reduction of non-controlling interest	-	(704)	-
Issuance of ordinary shares upon IPO, net of issuance costs	-	9,029	-
Proceeds from issuance of convertible notes to a third party, net of issuance cost	-	-	2,343
Net cash provided by financing activities	$7,249	$10,475	$2,492

Effect of exchange rate changes on cash, cash equivalents and restricted cash	$(56)	$54	$21

Net increase/(decrease) in cash, cash equivalents and restricted cash:	49	353	(2,205)
Cash, cash equivalents and restricted cash at the beginning of period	2,071	2,120	2,473
Cash, cash equivalents and restricted cash at the end of the period	$2,120	$2,473	$268

Supplemental disclosure of cash flow information:
Income tax paid	$-	$-	$3
Interest paid	$606	$394	$528

Supplemental schedule of non-cash activities:
Attribution of net loss to subsidiary’s mezzanine equity	$(162)	$(153)	$-
Accretion of mezzanine equity to redemption value	$11,587	$10,300	$-
Debt offset between related parties (Note 20)	$-	$153	$-
Conversion of redeemable principal interests into ordinary shares upon IPO	$-	$131,308	$-
Right-of-use assets obtained in exchange for new operating lease liabilities	$-	$453	$92
Settlement of payable to redeemable non-controlling interests	$-	$-	$16,000
Conversion of convertible note to equity	$-	$-	$315

The accompanying notes are an integral part of these consolidated financial statements.

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2024 AND 2025

(In U.S. dollars in thousands, except share and per share data)

1. Organization and principal activities

(a)	Principal activities

Autozi Internet Technology (Global) Ltd. (“AUTOZI”, or the “Company”) was incorporated under the laws of the Cayman Islands on July 15, 2021 as an exempted company with limited liability. The Company primarily engages in the sales of new cars, auto parts and auto accessories, as well as automotive insurance related services through its direct or indirectly owned subsidiaries (collectively, the “Group”) in the People’s Republic of China (“PRC” or “China”). As a comprehensive automobile service provider, AUTOZI provides series of automotive services covering the full life cycle of automotives, including new car sales, auto parts and auto accessories sales, and automotive insurance related services.

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

As of September 30, 2025, the details of the Company’s major subsidiaries are as follows.

Name	Date of Incorporation	Place of incorporation	Percentage of ownership	Principal Activities
Autozi BVI	November 15, 2021	British Virgin Islands	100.00%	Investment holding
Autozi HK	June 17, 2022	Hong Kong, PRC	100.00%	Investment holding
Autozi Investment Management (WFOE)	December 30, 2022	PRC	100.00%	Investment holding
Autozi Internet Technology (“Autozi China”)	June 2, 2010	PRC	95.08%	Auto parts and auto accessories sales platform
Autozi Chifu Auto Services (Beijing) Co., Ltd	July 16, 2015	PRC	76.07%	Auto parts and auto accessories sales platform
Autozi Supply Chain Management (Beijing) Co., Ltd	June 30, 2016	PRC	66.56%	Auto parts and auto accessories sales platform
Autozi E-commerce (Kunshan) Co., Ltd.	July 16, 2013	PRC	95.08%	Auto parts and auto accessories sales
Quantum Data Technology (Beijing) Co., Ltd (“Beijing Quantum”)	May 17, 2016	PRC	86.52%	Auto parts and auto accessories sales platform
Autozi Technology (Shenzhen) Co., Ltd. (formerly known as Quantum Commercial Factoring (Shenzhen) Co., Ltd. (“Shenzhen Quantum”))	June 8, 2016	PRC	86.52%	Auto parts and auto accessories sales platform
Autozi Internet Technology (Hunan) Co., Ltd. (“Autozi Hunan”)	October 30, 2019	PRC	95.08%	New car sales and related services
Autozi Internet Technology (Changsha) Co., Ltd. (“Autozi Changsha”)	December 10, 2019	PRC	95.08%	New car sales and related services
Autozi Auto Services (Changsha) Co, Ltd. (formerly known as Autozi Auto Services Co. Ltd.)	March 17, 2020	PRC	95.08%	Automotive insurance related services
Baicheng Auto Services (Henan) Co., Ltd.	November 23, 2018	PRC	51.00% owned by Autozi Baofu 48.49% owned by WFOE	Automotive insurance related services
Autozi Baofu Auto Services (Beijing) Co, Ltd.	February 2, 2018	PRC	95.08%	Automotive insurance related services
Autozi Baofu Auto Services (Beijing) Co, Ltd (formerly known as Autozi Baofu Automobile Service Co. Ltd. (“Autozi Baofu”))	March 17, 2020	PRC	95.08%	Automotive insurance related services

2. Going concern

For the years ended September 30, 2023, 2024 and 2025, the Group incurred net loss of US$10,549, US$11,106 and US$16,573, with negative operating cash flows of US$7,281, US$10,068 and US$4,674. As of September 30, 2025, the Group had an accumulated deficit of US$146,040 and negative working capital of US$25,911. These conditions raise substantial doubt about the Group’s ability to continue as a going concern for a period of one year from the date that these consolidated financial statements are issued.

The Group has funded its operations and capital needs primarily through the net proceeds received from capital contributions, bank borrowings and the initial public offering. To meet the cash requirements for the next 12 months from the issuance date of this report, the Group is undertaking a combination of the remediation plans:

(a) The Group is seeking an extension of liabilities including bank loans, convertible bonds and corresponding interests to be paid until the funding shortage issue is resolved.

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

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

3. Summary of significant accounting policies

(a) Basis of presentation and principles of consolidation

The consolidated financial statements include the financial statements of the Group. The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to reflect the financial position, results of operations and cash flows of the Group.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

All intercompany transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

The Group deconsolidates its subsidiaries in accordance with ASC 810-10-40-4 as of the date the Group ceased to have a controlling financial interest in the subsidiaries. The Group accounts for the deconsolidation of its subsidiaries by recognizing a gain or loss in net loss attributable to the Group in accordance with ASC 810-10-40-5. This gain or loss is measured at the date the subsidiaries are deconsolidated as the difference between (a) the aggregate of the fair value of any consideration received, the fair value of any retained non-controlling interest in the subsidiaries being deconsolidated, and the carrying amount of any non-controlling interest in the subsidiaries being deconsolidated, including any accumulated other comprehensive loss attributable to the non-controlling interest, and (b) the carrying amount of the assets and liabilities of the subsidiaries being deconsolidated.

(b) Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(c) Cash and cash equivalents

Cash and cash equivalents consist of the Group’s demand deposit placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use.

(d) Restricted cash

Restricted cash represents the cash in an escrow account for a period of six months following the completion of the IPO. The escrow account shall be used in the event that the Group would be required to indemnify the underwriter and other indemnified persons any losses mainly from litigation or claims against the Group during IPO process pursuant to the terms of an underwriting agreement with the underwriter. There was nil restricted cash as of September 30, 2025.

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

(f) Inventories

Inventories, primarily consisting of new energy vehicles and auto parts and auto accessories sales available for sale, are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of transportation. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged products, which is dependent upon factors such as historical and forecasted consumer demand. For the fiscal years ended September 30, 2023, 2024 and 2025, the Group recorded inventory write-downs of US$49, nil and nil, respectively.

(g) Property, equipment and software, net

Property, equipment and software are purchased from third parties and carried at acquisition cost less accumulated depreciation, amortization and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives.

(h) Fair value measurement

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

Financial assets and liabilities of the Group primarily consist of cash, accounts receivable, amounts due from related parties, other receivables included in prepayments and other current assets, net, short-term loan, convertible bonds measured at amortized cost, accounts payable, amounts due to related parties, other payables included in accrued expenses and other current liabilities. As of September 30, 2024 and 2025, the carrying amounts of other financial instruments approximated to their fair values due to the short- term maturity of these instruments.

The following table presented the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis as of September 30, 2025:

	As of September 30, 2025
	Level 1	Level 2	Level 3	Total Fair Value
Convertible Notes (Note 11)	-	-	5,184	5,184

(i) Commitments and contingencies

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

(j) Convertible bonds and notes

The Group evaluates its convertible bonds and notes to determine if the contract or embedded component of the contract qualifies as derivatives to be separately accounted for in accordance with ASC 480, “Distinguish by Liabilities from Equity”, and ASC 815, “Derivatives and Hedging” in relation to the conversion feature, call and put option and settlement feature. The result of this accounting treatment is that the fair value of the embedded derivative, if required to be bifurcated, is marked-to-market at each balance sheet date and recorded as a liability with change in fair value recorded in the consolidated statement of operations and comprehensive loss. Convertible bonds without derivative features were subsequently measured at amortized cost, using the effective interest rate method. The effective interest rates are the actual interest rate stated in the contracts and there was no discount or premium on acquisition fees or costs.

If the embedded features do not meet the criteria for separate accounting but result in the instrument being accounted for as a hybrid financial instrument, the Company elected to apply the fair value option and measure the entire convertible note at fair value based on ASC 825-10, with changes in fair value recognized as a gain or loss in the consolidated statements of operations and comprehensive loss until conversion.

(k) Revenue recognition

The Group’s revenues are mainly generated from 1) auto parts and auto accessories sales, 2) new car sales, and 3) automotive insurance related services.

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

The Group enters into framework sales contract with customers usually for one year. The framework sales contract provides the general payment and delivery terms, and specific orders shall be placed to the Group for the purchase a number of specific parts and accessories at fixed unit price. The framework sales contract does not set price range, minimum purchase threshold nor minimum prepayment requirement. For each specific order, the Group determines the part unit price after taking the market supply situation, purchase volume and the Group’s stock level into consideration. Under the specific order, full amount prepayment is required in general, and the Group’s performance obligation is to deliver agreed-upon auto parts and auto accessories to the customer. No variable price included in the contract and no significant warranty responsibility after delivery. The revenue from auto parts and auto accessories sales is recognized at a point in time upon the delivery of products with the customer’s acceptance.

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

For new car sales, the Group identifies only one performance obligation in the contract with customer to provide customer the specific car explicitly stated in a sales contract with terms of model, color and configurations at a fixed price and full amount payment is required before or upon customer’s pickup of the cars. There is no warranty responsibility after delivery. The Group recognizes revenue from new car sales at a point in time when the control of the car is transferred to the customer upon the customer’s pickup and acceptance of car.

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

The following table disaggregates the Group’s revenues for the years ended September 30, 2023, 2024 and 2025:

	For the years ended September 30,
	2023	2024	2025

By revenue type:
Auto parts and auto accessories sales	$36,847	$68,560	$121,872
New car sales	73,697	55,817	927
Automotive insurance related services	2,997	360	-
Total	$113,541	$124,737	$122,799

The revenues recognized over time were US$1, nil, and nil during the years ended September 30, 2023, 2024 and 2025, respectively. The revenues recognized at a point in time were US$113,540, US$124,737, and US$122,799 during the years ended September 30, 2023, 2024 and 2025, respectively.

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has unconditional right to the payment. Contract assets represent the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer. The Group has no contract assets as of September 30, 2024 and 2025.

The contract liabilities consist of deferred revenues, which represent the cash received for services in advance of revenue recognition and are recognized as revenue when all of the Group’s revenue recognition criteria are met. The Group’s deferred revenues amounted to US$6,545 and US$1,566 as of September 30, 2024 and 2025, respectively. The amount of revenue recognized during the years ended September 30, 2023, 2024 and 2025 that was included in the deferred revenues as of September 30, 2022, 2023 and 2024 was US$12,314, US$7,874 and US$5,570, respectively. The Group expects the balance as of September 30, 2025 to be recognized as revenues over the next 12 months.

(l) Cost of revenues

Cost of revenues consists primarily of cost of auto parts and auto accessories sales, cost of new car sales, cost of automotive insurance related services and other costs related to the business operation.

(m) Research and development expenses

Research and development expenses consist primarily of payroll and related expenses for research and development professionals, share-based compensation expense, platform development fees and others. Research and development expenses are expensed as incurred.

(n) Selling and marketing expenses

Selling and marketing expenses mainly consist of share-based compensation expense, market promotion and entertainment expenses, staff cost, rental and depreciation related to selling and marketing functions. Advertising costs, which consist primarily of online advertisements, are expensed as incurred. The market promotion and entertainment expenses were US$57, US$325 and US$723, including advertising expenses of US$2, US$7 and US$3, for the years ended September 30, 2023, 2024 and 2025, respectively.

(o) General and administrative expenses

General and administrative expenses mainly consist of professional service fees, share-based compensation expense, staff cost, expected credit losses for account receivables, advance to suppliers and other receivables, rental and depreciation related to general and administrative functions, and other corporate expenses.

(p) Employee benefits

The Company’s subsidiaries in PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of operations and comprehensive loss amounted to US$258, US$322 and US$351 for the years ended September 30, 2023, 2024 and 2025, respectively.

(q) Leases

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

(r) Income taxes

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely- than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000 ($13,909). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

The Group did not accrue or pay any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations for the years ended September 30, 2023, 2024 and 2025, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(s) Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenue generated from sales of products, facilitation services and platform services. The Group records revenue net of VAT. This VAT may be offset by qualified input VAT paid by the Group to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of other current assets on the consolidated balance sheets.

The VAT rate is 13% for taxpayers selling consumer products. For revenue generated from services, the VAT rate is 6% depending on whether the entity is a general taxpayer, and related surcharges on revenue generated from providing services. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.

(t) Foreign currency transactions and translations

The Group’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Group’s financial statements are reported using U.S. Dollars (“US$” or “$”). The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive loss included in consolidated statements of changes in shareholder’s deficit. Gains and losses from foreign currency transactions are included in the results of operations.

The value of RMB against $ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Group’s financial condition in terms of $ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	As of September 30,
	2024	2025
Balance sheet items, except for equity accounts	7.0176	7.1190

	For the years ended September 30,
	2023	2024	2025
Items in the statements of operations and comprehensive loss, and statements of cash flows	7.0533	7.2043	7.1896

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(u) Non-controlling interest

For the Group’s majority-owned subsidiaries, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. Consolidated net loss on the consolidated statements of operations and comprehensive loss includes the net loss attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests, are recorded as non-controlling interests in the Group’s consolidated balance sheets.

(v) Mezzanine equity

Where equity interests are determined to be conditionally redeemable upon the occurrence of certain events that are not solely within the control of the Group, and upon such event, the shares would become redeemable at the option of the holders, they are classified as mezzanine equity (temporary equity). The purpose of this classification is to convey that such a security may not be permanently part of equity and could result in a demand for cash or other assets of the entity in the future. The Group accretes the redeemable equity interests to their redemption value, which is purchase price plus interest per year over the period since issuance (or from the date that it becomes probable that the equity interest will become redeemable, if later) to the redemption date, or the waiver date. The accretions were recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital had been exhausted, additional charges were recorded by increasing the accumulated deficit.

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

(w) Statutory reserves

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

For the years ended September 30, 2023, 2024 and 2025, no appropriation was made to the statutory surplus fund and discretionary surplus fund by the Group’s PRC subsidiaries.

(x) Share-based compensation

The Group grants restricted share units of the Company to eligible employees and external consultants and accounts for these share-based awards in accordance with ASC 718 Compensation-Stock Compensation.

Share-based awards granted are measured at fair value on grant date and the value is recognized as share-based compensation expense (i) immediately at the grant date if no vesting conditions are required, or (ii) using the accelerated attribution method, net of estimated forfeitures, over the requisite service period, for all share-based awards granted with graded vesting based on service conditions and for awards with performance conditions if it is probable that the performance condition will be achieved. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. Share-based compensation expense, when recognized, is charged to the consolidated statements of operations with the corresponding entry to additional paid-in capital. The fair values of restricted share units (“RSUs”) and restricted shares are determined with reference to the fair value, which is the share price of the underlying shares.

(y) Comprehensive income or loss

The Group applies ASC 220, Comprehensive Income, with respect to reporting and presentation of comprehensive loss in a full set of financial statements. Comprehensive loss is defined to include all changes in equity of the Group during a period arising from transactions and other events and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the years presented, the Group’s comprehensive loss includes net loss and other comprehensive income or loss, which primarily consists of the foreign currency translation adjustment that has been excluded from the determination of net loss.

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

Diluted earnings (loss) per share is calculated by dividing net earnings (loss) attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the preferred shares and convertible note, using the if-converted method. Ordinary equivalent shares are not included in the denominator of the diluted earnings (loss) per share calculation when inclusion of such share would be anti-dilutive.

The net income (loss) per share presented in the statements of operations and comprehensive loss was based on the following:

	September 30, 2023		September 30, 2024		September 30, 2025
	Redeemable ordinary shares	Non-redeemable ordinary shares	Redeemable ordinary shares	Non-redeemable ordinary shares	Redeemable ordinary shares	Non-redeemable ordinary shares
Numerator:
Attribution of net (loss)/income	$(6,235)	$(15,342)	$8,305	$24,161	$-	$(16,508)
Accretion of mezzanine equity to redemption value	10,782	-	10,300	-	-	-
Conversion of redeemable principal interests into ordinary shares upon IPO	-	-	(53,469)	-	-	-
Allocation of net income/ (loss)	$4,547	$(15,342)	$(34,864)	$24,161	$-	$(16,508)

Denominator:
Basic and diluted weighted average shares outstanding (retrospectively adjusted for effect of the First Share Split, Second Share Split and Share Consolidation)	578,014	1,422,345	525,898	1,529,950	-	2,205,913
Basic and diluted net income/ (loss) per share (retrospectively adjusted for effect of the First Share Split, Second Share Split and Share Consolidation)	$7.87	$(10.79)	$(66.29)	$15.79	$-	$(7.48)

For the year ended September 30, 2023, there were no shares excluded from calculation of dilutive income (loss) per share. For the year ended September 30, 2024, 375,000 over-allotment options were excluded from calculation of dilutive income (loss) per non-redeemable ordinary share because the options were out-of-money. The effect of restricted share units and convertible notes not converted to Class A ordinary shares, which was 1,325,542 weighted average shares (retrospectively adjusted as 26,511 weighted average shares for effect of Share Consolidation) and 823,993 weighted average shares (retrospectively adjusted as 16,480 weighted average shares for effect of Share Consolidation) as of September 30, 2025, respectively, were excluded from the computation of diluted earnings (loss) per non-redeemable ordinary share for the years ended September 30, 2025 as its effect would be anti-dilutive.

(aa) Segment reporting

In November 2023, the FASB issued ASU 2023-07, which modifies the disclosure and presentation requirements of reportable segments. The Group adopted ASU 2023-07 on October 1, 2024.

The Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker (“CODM”) identified as the Group’s Chief Executive Officer, relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Group. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As a result of the assessment made by CODM, the Group has only one reportable segment. The Group has concluded that consolidated net income (loss) is the measure of segment profitability. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

(ab) Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 for public entities, with early adoption permitted. The Group would adopt ASU 2023-09 for the fiscal year beginning on October 1, 2025, and determined that there would be no material impact from the adoption of this ASU on its financial statements.

In March 2024, the FASB issued ASU 2024-01, “Compensation - Stock Compensation (Topic 718) – Scope Application of Profits Interest and Similar Awards” (“ASU 2024-01”), which intends to improve clarity and operability without changing the existing guidance. ASU 2024-01 provides an illustrative example intended to demonstrate how entities that account for profits interest and similar awards would determine whether a profits interest award should be accounted for in accordance with Topic 718. Entities can apply the guidance either retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date of adoption. ASU 2024-01 is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods for public entities. Early adoption is permitted. The Group would adopt ASU 2024-01 for the fiscal year beginning on October 1, 2025, and determined that there would be no material impact from the adoption of this ASU on its financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027 for public entities. Early adoption is permitted. This ASU may be applied either prospectively to financial statements issued for reporting periods after its effective date or retrospectively to all prior periods presented in the financial statements. The Group is expected to adopt ASU 2024-03 for the fiscal year beginning on October 1, 2028, and currently evaluating the impact of adopting the standard.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (“Topic 326”). This ASU provides a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses. For public business entities, ASU 2025-05 will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods for public entities. The guidance will be applied on a prospective basis. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Group is expected to adopt ASU 2024-03 for the fiscal year beginning on October 1, 2026, and currently evaluating the impact of adopting the standard.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

4. Deconsolidation of subsidiaries

On May 17, 2023, the Group transferred equity interest in Zhongchi Huaxun Automobile Service (Shandong) Co., LTD (“Zhongchi Huaxun”) to a third-party individual for zero consideration.

On April 18, 2025, the 51% voting rights of Autozi Internet Technology (Anhui) Co., Ltd. and its directly controlled subsidiaries (together as “Autozi Anhui”) was transferred to a third-party individual for zero consideration. Therefore, the Group was no longer able to operate and exert control over these subsidiaries who only account for a small part of business of the Group, and they were deconsolidated accordingly since dissolution date or disposal date.

The deconsolidated subsidiaries had assets, liabilities and the non-controlling interest on each dissolution date or disposal date as the following:

	For the years ended September 30,
	2023	2024	2025

Total assets as of each deconsolidated date	$-	$-	$651
Total liabilities as of each deconsolidated date	(78)	-	(729)
Non-controlling interest as of each deconsolidated date	-	-	(681)
Total gain from deconsolidation of subsidiaries	$(78)	$-	$(759)

Upon the deconsolidation, the Group was no longer entitled to the assets and also legally released from the liabilities previously held by the deconsolidated subsidiaries, which resulted in a gain from the deconsolidation of US$78, nil and US$759 recorded in the investment income in the consolidated statements of operations and comprehensive loss for the years ended September 30, 2023, 2024 and 2025, respectively. The dissolution or disposal of subsidiaries did not represent a strategic shift and did not have a major effect on the Group’s operation. There was no cash outflow for the dissolution and disposal for the years ended September 30, 2023, 2024. The cash outflow for the disposal was US$3 for the year ended September 30, 2025.

5. Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of September 30,
	2024	2025

Accounts receivables	$2,166	$1,878
Less: provision of expected credit losses	(1,749)	(1,749)
Total	$417	$129

The movement of provision of expected credit losses was as follows:

	For the years ended September 30,
	2023	2024	2025

Balance at beginning of the period	$1,557	$1,603	$1,749
Adoption ASU 2016-13	-	(2)	-
Addition in credit losses	102	83	37
Write-offs	(14)	-	(12)
Foreign currency translation adjustment	(42)	65	(25)
Balance at end of the period	$1,603	$1,749	$1,749

 For the years ended September 30, 2023, 2024 and 2025, the Group did not have any recoveries of credit losses.

6. Advance to suppliers, net

Advance to suppliers, net consisted of the following:

	As of September 30,
	2024	2025

Advance payment for auto parts and accessories, net	$5,439	$6,755
Advance payment for parallel import cars	1,074	-
Total	$6,513	$6,755

The Group recorded allowance for advance to suppliers of nil, US$381 and US$125 for the years ended September 30, 2023, 2024 and 2025, respectively. The Group recorded reversal of allowance for advance to supplies of nil and nil for the years ended September 30, 2023 and 2024, respectively. The Group recorded reversal of allowance for advance to suppliers of US$175 for the year ended September 30, 2025, due to the delivery of goods and service from certain suppliers.

7. Inventories

Inventories consisted of the following:

	As of September 30,
	2024	2025

Auto parts and auto accessories	$3,270	$254
Total	$3,270	$254

The Group recorded inventory write-downs of US$49, nil and nil for the years ended September 30, 2023, 2024 and 2025, respectively.

8. Prepayments and other current assets, net

Prepayments and other current assets, net consisted of the following:

	As of September 30,
	2024	2025

Deposit, net (1)	$5,818	$1,827
Prepaid expenses, net	1,324	1,356
Deductible input value-added tax	811	860
Advance to employees, net	124	132
Others, net	43	31
Prepayments and other current assets, net	$8,120	$4,206

The Group recorded credit losses of US$874, US$373 and US$1,348 for the years ended September 30, 2023, 2024 and 2025, respectively.

(1)	During the year ended September 30, 2024, the Company has paid a total of US$5,800 as deposits to third party consulting service providers for the future financing and investing activities, such as merger and acquisition transactions. During the year ended September 30, 2025, US$2,500 was recognized as expense as the Company has accepted some investing consulting services provided. For the remaining, 1) US$700 has been returned to the Company as of the issuance date of the financial statements; 2) the cooperation with a service provider, whose prepaid deposit was US$1,800, has been extended to December 2026. US$800 of expected credit losses of these deposits has been recorded in the year ended September 30, 2025.

9. Property, equipment and software, net

Property, equipment and software, net, consisted of the following:

	As of September 30,
	2024	2025

Vending machine	$810	$798
Leasehold improvement	516	486
Electronic equipment	508	416
Copyright licenses	370	365
Software	267	263
Office furniture	22	13
Total	$2,493	$2,341
Less: Accumulated depreciation and amortization	(2,066)	(2,054)
Property, equipment and software, net	$427	$287

Depreciation and amortization expenses were US$229, US$91 and US$125 for the years ended September 30, 2023, 2024 and 2025, respectively. During the years ended September 30, 2023, 2024 and 2025, the Group did not record any impairment loss.

10. Borrowings

As of September 30, 2024 and 2025, the bank borrowings were for working capital and capital expenditure purposes.

	As of September 30,
	2024	2025

Short-term borrowings
Beijing Zhongguancun Bank Co., Ltd.	$5,740	$5,658
Bank of Beijing Limited Hepingli Branch	-	843
Industrial and Commercial Bank of China Limited Beijing Jiulongshan Branch	712	702
Bank of China Limited Beijing Communication Technology Development Zone Branch	712	702
Industrial and Commercial Bank of China Limited Beijing Changan Branch	-	702
China CITIC Bank Co., Ltd. Beijing Branch	784	380
Zhengzhou East Branch of China Construction Bank Co., Ltd	35	34
Nantuo branch of Changsha Rural Commercial Bank Co., Ltd.	148	-
Total	$8,131	$9,021

As of September 30, 2025, the bank borrowings were primarily obtained from seven banks with interest rates ranging from 2.450% to 8.000% per annum.

The interest expenses were US$485, US$499 and US$538 for the years ended September 30, 2023, 2024 and 2025, respectively. The weighted average interest rates of short-term loans outstanding were 7.34% and 6.02% per annum as of September 30, 2024 and 2025, respectively.

The Company’s controlling shareholder, Dr. Houqi Zhang, provided his personal guarantees, a real estate mortgage guarantee, and a pledge guarantee on his 8% equity in Beijing Qichuang Zhongteng Investment Management Center (Limited Partnership) for certain bank loans in the amount of US$5,740 and US$5,658 from Beijing Zhongguancun Bank Co., Ltd. as of September 30, 2024 and 2025, respectively. Autozi China provided a pledge guarantee on all of its independently owned intellectual property rights for certain bank loans in the amount of US$3,135 and US$3,060 from Beijing Zhongguancun Bank Co., Ltd. as of September 30, 2024 and 2025, respectively.

Dr. Houqi Zhang also provided his personal guarantees for certain bank loans of US$148 and nil from Nantuo branch of Changsha Rural Commercial Bank Co., Ltd. as of September 30, 2024 and 2025, respectively.

Dr. Houqi Zhang and his spouse, Ms. Yalin Shen, provided their personal guarantees for certain bank loans in the amount of US$784 and US$380 from China CITIC Bank Co., Ltd. as of September 30, 2024 and 2025, respectively.

Beijing Capital Co., Ltd, a third party, provided guarantees for certain bank loans in the amount of US$570 and US$562, representing 80% of the principal amount, from Industrial and Commercial Bank of China as of September 30, 2024 and 2025, respectively, and charged the Group with certain amount of guarantee service fees based on the loan amount. Dr. Houqi Zhang and his spouse, Ms. Yalin Shen, provided a counter-guarantee for it.

Beijing Guohua Culture and Technology Financing Guarantee Co., Ltd, a third party, provided guarantees and Autozi China provided a count-guarantee for certain bank loans in the amount of US$712 and US$702 from Bank of China as of September 30, 2024 and 2025, respectively.

As of September 30, 2025, the maturity of loans from Beijing Zhongguancun Bank Co., Ltd. were from November 2025 to February 2026, the maturity of loan from Industrial and Commercial Bank of China were from April 2026 to July 2026, the maturity of loan from Bank of China were April 2026, the maturity of loan from Bank of Beijing were December 2025.

In November 2024 and August 2025, the Company repaid and reborrowed US$3.1 million and US$2.6 million from Beijing Zhongguancun Bank Co., Ltd. and the maturity date of the reborrowed bank loan is November 2025 and February 2026, respectively. In November 2025, the Company newly borrowed US$ 0.3M from Bank of China and the maturity date of this loan is November 2026. Meanwhile, in November 2025, the Company repaid and reborrowed US$3.1 million from Beijing Zhongguancun Bank Co., Ltd. and the maturity date of the reborrowed bank loan is November 2026. In December 2025, the Company repaid and reborrowed US$0.8 million from Bank of Beijing and the maturity date of the reborrowed bank loan is December 2026.

11. Convertible bonds and notes

2019 Convertible Bonds

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

On October 12, 2023, the Group signed supplemental agreements with each holder that the holders agreed not to claim the principal and interest of the Convertible Bonds within six months from the date of signing the supplemental agreements if the Company has successfully completed an initial public offering (“IPO”) during such period. If the IPO fails to be completed within the aforesaid time, the holders have the right to require the Company to repay the Convertible Bonds including principal, interest and penalty as stated in the original agreement. Besides, the holders have the right to exercise the conversion right or require the repayment in accordance with the original agreement if the Company has successfully completed an IPO within six months from the date of signing of the supplemental agreements. As of the issuance date of the consolidated financial statements, the Company is in the process of negotiating with holders of Convertible Bonds on the repayment or exercise of the conversion right.

As of September 30, 2024 and 2025, the principal amounts of the Convertible Bonds were US$4,346 and US$4,284, the unpaid interests of Convertible Bonds were US$4,414 and US$5,420, respectively. During the years ended September 30, 2023, 2024 and 2025, the Group accrued interest expenses on the Convertible Bonds of US$1,065, US$1,051 and US$1,059, respectively.

2025 Convertible Notes

On January 27, 2025, the Company entered into securities purchase agreement (the “SPA”) and Registration Rights Agreement (the “RRA”) with an investor, JAK Opportunities XII LLC (the “Holder”), which were amended on February 19, 2025 (the “Amendment”). Upon the Amendment, the Company issued a senior unsecured convertible note (the “Original Note”) at an 8.25% discount to the original principal of $3,517 and issued six warrants each having the right to purchase a senior unsecured convertible note in the original principal amount of $4,000 (the “Incremental Warrants”). The Holder has the right to convert all or any portion of the Original Note at any time with the amount of 110% of the sum of the portion of the principal to be converted, accrued and unpaid interests and late charges as well as any other unpaid amounts.

The Company received proceeds of $2,343 on February 11, 2025 under a portion of the original principal of $3,017. The remaining principal of $500 shall be funded on the registration effectiveness date pursuant to the SPA. The RRA required the Company to file a registration statement with the Securities and Exchange Commission (the “SEC”) for the resale of the Class A ordinary shares issuable upon conversion of the notes. In accordance with the RRA, the Company filed a registration statement on Form F-1 (the “Initial Registration Statement”) with the SEC on April 30, 2025.

On April 30, 2025, the Company entered into a waiver agreement with the Holder (the “First Waiver Agreement”). Upon the First Waiver Agreement, the Initial Registration Statement shall only be required to register for resale by the Holder the number of conversion shares underlying the Original Note, and interests shall not begin to accrue on the remaining principal of $500 unless and until such amount is paid to the Company.

On September 19, 2025, the Company entered into a waiver and release agreement (the “Second Waiver Agreement”) with the Holder, under which the Holder agreed to terminate its registration rights, irrevocably waive any claims associated therewith, and relinquish its right to future investments under the Incremental Warrants, in exchange for the Company issuing a new senior unsecured convertible note to the Holder. Pursuant to the terms of the Second Waiver Agreement and subject to the conditions set forth therein, the RRA has been terminated in its entirety, and all six outstanding Incremental Warrants have been cancelled and are of no further force or effect. The Company issued a new senior unsecured convertible note to the Holder with an original principal amount of $1,534, bearing no interest and maturing in one year (the “New Note”, together with the Original Note as the “Convertible Notes”). The Holder has the right to convert all or any portion of the New Note at any time with the amount of 110% of the sum of the portion of the principal to be converted, accrued and unpaid late charges as well as any other unpaid amounts.

The Amendment, First Waiver Agreement and Second Waiver Agreement were amendments to the original SPA and RRA, all of which constituted an entire transaction that closed on September 19, 2025. The Company elected to measure the entire Convertible Notes, including all embedded features, at fair value option under ASC 825 on the closing date, with changes in fair value recognized through earnings until conversion. The fair value of the Convertible Notes was determined based on binomial model. Key assumptions are summarized below.

	Original Note	New Note
Bond Yield	31.53%	31.54%
Risk-free Rate	3.70%	3.64%
Dividend yield	0.00%	0.00%
Spot share price	0.205	0.205
Volatility	69.94%	71.44%

The following table provides additional information about the reconciliation of the fair value measurements of Convertible Notes using significant unobservable inputs (Level 3):

Convertible Notes
Initial fair value of Convertible Notes as of September 19, 2025	4,551
Change in fair value	948
Conversion to shares	(315)
Balance as of September 30, 2025	5,184

As of September 30, 2025, 1,613,393 Class A ordinary shares (retrospectively adjusted as 32,268 Class A ordinary shares for effect of Share Consolidation) were converted through the Original Note, and has been completely registered on October 2, 2025.

12. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of September 30,
	2024	2025

Interest payables (1)	$4,417	$5,420
Payroll payables	2,334	3,070
Accrued expenses (2)	2,762	2,187
Amounts due to third-parties	628	1,118
Deposit payables	989	715
Borrowings from third parties (3)	$450	$443
Litigation payable (4)	4,513	-
Others	1,096	955
Total	$17,189	$13,908

(1)	Interest payables consisted of interest payables of Convertible Bonds (Refer to Note 11 “2019 Convertible Bonds”) in the amount US$4,414 and US$5,420 and interest payables of bank borrowings in the amount of US$3 and nil as of September 30, 2024 and 2025, respectively.
(2)	Accrued expenses mainly consisted of property management fees and unpaid rental fees for terminated or expired leases agreements and professional service fees.
(3)	Borrowings from third parties are to supplement working capital for large-amount procurements which are usually settled within 60 days to one year.
(4)	Litigation payable was related to accrued penalties and attorney fee for repurchase of mezzanine equity requested by Hunan Tianchang (Note 13) which were recorded in litigation related expenses during the year ended September 30, 2024. Based on the final judgment instance in Note 13, there was no payable that the Company should bear.

13. Payable to redeemable non-controlling interests

The balances for payable to redeemable non-controlling interests are presented as follows:

	As of September 30,
	2024	2025

Payable to redeemable non-controlling interests	$16,616	$-

In June 2023, Hunan Tianhuan Economic Development Co., Ltd (the “Hunan Tianhuan”), one of the shareholders of the Group with redemption right, filed a lawsuit against Autozi China and Dr. Houqi Zhang to exercise its redemption right to request Autozi China and Dr. Houqi Zhang to repurchase its principal amount of investment and corresponding interest immediately since the Group failed to consummate a qualified initial public offering before the appointed date in the investment agreement. Upon this lawsuit, the redemption of Hunan Tianhuan’s investment became confirmative, no longer contingent on certain events that are out of the Group’s control. Therefore, the Group reclassified such mezzanine equity to payable to redeemable non-controlling interests on the date of event when the repurchase of Hunan Tianhuan’s investment became a current obligation. As of September 30, 2024, payable to redeemable non-controlling interests included principal amount of RMB79.2 million (US$11.3 million) and accrued interest of RMB37.4 million (US$5.3 million) inclusive of: i) RMB27.2 million (US$3.9 million), as the accretion to redemption value of mezzanine equity before the reclassification and ii) RMB10.2 million (US$1.4 million) as increased interest expense after the reclassification.

On June 12, 2024, the Changsha Intermediate People’s Court entered a judgment of first instance that Autozi China should not bear the repurchase obligation and only Dr. Houqi Zhang should pay the corresponding principal amount, accrued interest and attorney fee. On June 27, 2024, Dr. Houqi Zhang appealed to the court for a retrial of this lawsuit. On June 28, 2024, Hunan Tianhuan appealed to the court that Autozi China should bear the repurchase obligation. Subsequently in April 2025, Autozi China received the final judgment instance, which upheld the verdict. The Group has reclassified the principal amount and interests of a total of US$16,000 to permanent equity of non-controlling interests as of September 30, 2025.

14. Lease

The balances for the operating leases where the Group is the lessee are presented as follows:

	As of September 30,
	2024	2025

Operating lease right-of-use assets	$343	$89

Lease liabilities – current	530	301
Lease liabilities – non-current	42	36
Total operating lease liabilities	$572	$337

The components of operating lease expense were as follows:

	For the years ended September 30,
	2023	2024	2025

Operating lease expense	$96	$229	$231
Short-term lease expense	1	5	18
Total lease expense	$97	$234	$249

Short-term leases included office leases with a term of 12 months or less.

Both operating lease expense and short-term lease expense were recognized in general and administrative expenses and selling expenses.

Remaining lease term and discount rate:

	As of September 30,
	2024	2025

Weighted average remaining lease term (years)	0.72	1.83
Weighted average discount rate	3.63%	3.50%

The following was a schedule of future minimum payments under the Company’s operating leases as of September 30, 2025:

For the fiscal years ended September 30,	Amount
2026	$299
2027	40
Thereafter	-
Total lease payments	339
Less: imputed interest	(2)
Present value of lease liabilities	$337

Cash paid for operating leases for the years ended September 30, 2023, 2024 and 2025 were US$87, US$140 and US$199, respectively.

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

On August 28, 2024, the Company completed its IPO and began trading on The Nasdaq Global Market, after which all of the holders of mezzanine equities forfeit their redemption right and the mezzanine equities in the total amount of RMB940.4 million (US$131.3 million) were converted into 28,900,700 Class A ordinary shares (retrospectively adjusted as 578,014 Class A ordinary shares for effect of Share Consolidation). Such forfeiture was a significant change to the rights of these shareholders and was regarded as extinguishment of mezzanine equity, and the Group charged the excess of carrying amount of the redeemable equity over the fair value, which was US$2.6933 per share, of the consideration transferred to the holders of these redeemable equity interest to accumulated deficit.

The Group’s mezzanine equity activities for the years ended September 30, 2023, 2024 and 2025 were summarized as follows:

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

There was no remaining mezzanine as of September 30, 2024 and no mezzanine activities during the year ended September 30, 2025.

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

On August 28, 2024, the Company completed its IPO of 2,500,000 Class A ordinary shares at a public offering price of $4.00 per Class A ordinary share for aggregate proceeds of $10,000 and net proceeds of $9,029 after deducting underwriting discounts and issuance cost, beginning trading on The Nasdaq Global Market. Upon the completion of IPO, the mezzanine equity was converted into 28,900,700 ordinary shares to holders of redeemable principal interests, and re-designated 73,580,500 ordinary shares in aggregate, immediately before IPO offering, into 38,985,400 Class A ordinary shares and 34,595,100 Class B ordinary shares. As of September 30, 2024, the Company has 70,386,100 outstanding Class A ordinary shares and 34,595,100 Class B outstanding ordinary shares.

In connection with IPO, the Company granted the underwriter a 45-day over-allotment option to purchase up to 375,000 additional Class A ordinary shares at US$4.00 less an amount per share equal to any dividends or distributions declared by the Company. The over-allotment option was not exercised by the underwriter and has expired in the year ended September 30, 2025.

The share subscription receivable presented the receivable for the issuance of ordinary shares of the Company and is reported as a deduction of equity and presented on a retroactive basis before the incorporation of the Company. Subscription receivable has no payment terms nor any interest receivable accrual. The amount of subscription receivable as of September 30, 2024 were insignificant, which were all collected as of September 30, 2024.

A meeting of the holders of Class A Ordinary Shares (the “Class A Meeting”) and the extraordinary general meeting of shareholders (the “EGM”) of the Company was held on November 11, 2025. At the Class A Meeting, the holders of the Class A Ordinary Shares duly adopted an ordinary resolution that the voting rights attached to each Class B Ordinary Share of the Company be increased to 200 votes on all matters subject to vote at general meetings of the Company. At the EGM, shareholders of the Company duly adopted the resolution to authorize the Board of Directors of the Company (the “Board”) to effect a share consolidation. On November 12, 2025, the Board has approved the share consolidation whereby (i) every fifty issued and unissued Class A ordinary shares, par value US$0.000001 each, in authorized share capital of the Company be consolidated into one Class A ordinary share, par value US$0.00005 each (the “Consolidated Class A Ordinary Shares”), and (ii) every fifty issued and unissued Class B ordinary shares, par value US$0.000001 each, in authorized share capital of the Company be consolidated into one Class B ordinary share, par value US$0.00005 each (the “Consolidated Class B Ordinary Shares”), such that the authorized share capital of the Company shall be changed from US$500,000 divided into 480,000,000,000 Class A ordinary shares of US$0.000001 par value each and 20,000,000,000 Class B ordinary shares of US$0.000001 par value each, to US$500,000 divided into 9,600,000,000 Consolidated Class A ordinary shares of US$0.00005 par value each and 400,000,000 Consolidated Class B ordinary shares of US$0.00005 par value each (the “Share Consolidation”). The Share Consolidation has been effective on December 12, 2025. The shares and pre-share data are retrospectively adjusted to reflect the Share Consolidation for all periods presented.

As retrospectively adjusted upon the Share Consolidation, there were 1,407,722 and 1,839,798 Class A ordinary shares, 691,902 and 613,102 Class B ordinary shares outstanding as of September 30, 2024 and 2025, respectively.

17. Share-based compensation

Restricted share units granted upon 2024 Plan

On October 31, 2024, the Board approved the 2024 Equity Incentive Plan (the “2024 Plan”), under which, the Board adopt an equity incentive plan for the purpose of attracting and retaining services of the best available personnel, providing additional incentives to employees, officers, directors and external persons, and promoting the success of the Group as a whole. The maximum aggregate number of Class A ordinary shares that may be issued for all purposes under the 2024 Plan shall be 18 million (retrospectively adjusted as approximately 0.4 million for effect of Share Consolidation).

The Company granted restricted share units (“RSUs”) under the 2024 Plan from November 2024. The RSUs were granted to eligible managements, employees and external consultants.

Restricted shares for share-based payment

As one-off compensation for the consulting service provided by PX SPAC CAPITAL INC (“PX SPAC”) for the Company’s financing activities, the Company granted 1,000,000 and 1,400,000 Class A ordinary shares (retrospectively adjusted as 20,000 and 28,000 Class A ordinary shares for effect of Share Consolidation) to PX SPAC on December 12, 2024 and February 25, 2025, respectively. 1,700,000 Class A ordinary shares (retrospectively adjusted as 34,000 Class A ordinary shares for effect of Share Consolidation) have been vested when granted, and 700,000 Class A ordinary shares (retrospectively adjusted as 14,000 Class A ordinary shares for effect of Share Consolidation) were unvested because PX SPAC did not completely fulfill the agreed financing target as of September 30, 2025.

Share-based compensation expenses were allocated to operating expenses as follows:

	For the years ended September 30,
	2023	2024	2025
General and administrative expenses	$-	$-	$8,108
Selling and marketing expenses	-	-	827
Research and development expenses	-	-	466
Total share-based compensation expenses	$-	$-	$9,401

As of September 30, 2025, the unrecognized compensation cost was US$811.

The following table summarized the Group’s restricted share unit activities during the year ended September 30, 2025. All shares were retrospectively adjusted for effect of Share Consolidation.

	Number of RSUs	Weighted Average Grant Date Fair Value
Unvested as of October 1, 2024	-	$-
Granted	425,222	34.30
Vested	(321,008)	29.01
Forfeited	(77,703)	52.85
Unvested as of September 30, 2025	26,511	$44.04

18. Restricted net assets

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

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Group. As of September 30, 2024 and 2025, net assets restricted in the aggregate included in the Group’s consolidated net assets were approximately US$265 and US$712, respectively.

19. Taxation

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

PRC

Generally, the Group’s WFOE and subsidiaries, which are considered PRC resident enterprises under PRC Enterprise Income Tax Law (the “EIT Law”), are subject to enterprise income tax on their worldwide taxable income as determined under EIT Law and accounting standards at a rate of 25%. EIT Law grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”) at a rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Autozi China was approved as a HNTE first time in 2020 and renewed its HNTE certificate in 2023, thus it was subject to the preferential income tax rate of 15% for calendar years from 2020 to 2025.

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

Loss before income tax expense is attributable to the following geographic locations:

	For the years ended September 30,
	2023	2024	2025

PRC	$(10,549)	$(10,933)	$(2,213)
Non-PRC	-	(173)	(14,341)
Total	$(10,549)	$(11,106)	$(16,554)

The income tax provision consisted of the following components:

	For the years ended September 30,
	2023	2024	2025

Current income tax expense	$-	$-	$19
Deferred income tax expense	-	-	-
Total income tax expense	$-	$-	$19

A reconciliation of the Group’s PRC statutory tax rate to the effective income tax rate during the periods was as follows:

	For the years ended September 30,
	2023	2024	2025

Computed income tax benefit with PRC statutory income tax rate	25%	25%	25%
Effect of preferential tax rate	(8)%	(8)%	(22)%
Additional deduction of qualified R&D expenditures	3%	1%	-
Effect of non-deductible share-based compensation	-	-	(4)%
Effect of disposal of subsidiaries	-	-	(1)%
Effect of expiration of NOL	-	(11)%	(6)%
Effect of true-up on NOL	-	(5)%	2%
Change in valuation allowance	(20)%	(2)%	6%
Income tax expenses	-	-	-

The significant components of deferred tax assets were as follows:

	As of September 30,
	2024	2025

Deferred tax assets:
Net operating loss carryforward	$11,408	$11,215
Allowance of doubtful accounts	1,141	1,227
Less: Valuation allowance	(12,549)	(12,442)
Total deferred tax assets, net	$-	$-

Changes in valuation allowance were as follows:

	As of September 30,
	2023	2024	2025

Balance at beginning of the period	$18,386	$12,611	$12,549
Additions	2,047	1,481	679
Decreases	(7,481)	(1,258)	(1,236)
Decrease in disposal of a subsidiary	(64)	(1)	(192)
Foreign exchange impact	(277)	(284)	642
Balance at end of the period	$12,611	$12,549	$12,442

According to PRC tax regulations, the PRC enterprise net operating loss can generally carry forward for no longer than five years, and HNTE’s net operating losses can be carried forward for no more than 10 years, starting from the year subsequent to the year in which the loss was incurred. Carryback of losses is not permitted. Total net operating losses (NOLs) carryforwards of the Group’s subsidiaries in mainland China is RMB478,710 (US$66,448) and RMB471,166 (US$65,535) as of September 30, 2024 and 2025, respectively. As of September 30, 2025, net operating loss carryforwards from PRC will expire in calendar years 2025 through 2035, if not utilized. The NOLs carryforwards of the Group’s subsidiary in Hong Kong are US$18 and US$482 as of September 30, 2024 and 2025, respectively, which can be carried forward without an expiration date.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods and the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. Under the applicable accounting standards, management has considered the Group’s history of losses and uncertainty of future profitability and concluded that it is more likely than not that the Group will not generate future taxable income prior to the expiration of the majority of net operating losses. Accordingly, as of September 30, 2024 and 2025, US$12,549 and US$12,442 valuation allowance has been established, respectively.

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of September 30, 2023, 2024 and 2025, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended September 30, 2023, 2024 and 2025, the Company did not incur any interest and penalties related to potential underpaid income tax expenses. As of September 30, 2025, the tax years ended December 31, 2020 through 2024 for the Group’s subsidiaries in the PRC are generally subject to examination by the PRC tax authorities.

20. Related party transactions

Related parties

The following was a list of related parties which the Group had transactions with for the years ended September 30, 2023, 2024 and 2025:

No.	Names of related parties	Relationship
1	Zhongchi Chezhigu Internet Technology (Qingdao) Co. Ltd (“Zhongchi Chezhigu”)	A company significantly influenced by the Group
2	Beijing Zhongchi Chi Fu Management Consulting Center (limited partnership) (“Zhongchi Chi Fu Management”)	A non-controlling shareholder of a subsidiary
3	Beijing Qichuang Zhongteng Investment Management Center (limited partnership) (“Beijing Qichuang”)	Shareholder of the Group; A company significantly influenced by Dr. Houqi Zhang
4	Beijing Yonyou Innovation Investment Center (limited partnership) (“Yonyou Innovation”)	Shareholder of the Group
5	Dr. Houqi Zhang	Principal shareholder of the Group
6	Mr. Hui Zhang	Senior management of the Group
7	Ms. Jun Wang	Senior management of the Group
8	Changsha Qixin Zhongying Enterprise Consulting and Management Center (limited partnership) (“Changsha Qixin”)	Shareholder of the Group
9	Beijing Qizhi Zhongchi Investment Management Center (limited partnership) (“Beijing Qizhi”)	Shareholder of the Group; A company controlled by Dr. Houqi Zhang
10	Beijing Anrong Innovation Management Technology Center (limited partnership) (“Beijing Anrong”)	Shareholder of the Group
11	Changsha Tongjie Technology Co. Ltd (“Changsha Tongjie”) (1)	A company significantly influenced by the Group
12	Mr. Jun Lian	Senior management of the Group
13	Mr. Yufeng Bai (2)	Senior management of a subsidiary
14	Henan Zhongqi Alliance Automobile Service Co., Ltd (“Henan Zhongqi”) (2)	A company significantly influenced by Mr. Yufeng Bai
15	Beijing Zhongchi Chefu Data Technology Co., Ltd. (“Zhongchi Chefu Data”)	A company under controlled with a principal shareholder
16	Changsha Chitong Technology Co. Ltd (“Changsha Chitong”) (3)	A company significantly influenced by the Group
17	Beijing Qifu Future Consulting Service Center (Limited Partnership) (“Qifu Future”)	Shareholder of the Group
18	Autozi Internet Technology (Anhui) Co., Ltd.	A company significantly influenced by the Group
19	Autozi Auto New Retail (Anhui) Co., Ltd. and its Changsha Branch	A company significantly influenced by the Group

(1)	Changsha Tongjie was deregistered in January 2025 and therefore it was no longer a related party of the Group since then.

(2)	Mr. Yufeng Bai was no longer a senior management of a subsidiary of the Group since October 2024. Therefore, Mr. Yufeng Bai and Henan Zhongqi were not related parties of the Group since then.

(3)	Changsha Chitong was deregistered in January 2025 and therefore it was no longer a related party of the Group since then.

Related party transactions

The Group had the following significant related party transactions for the years ended September 30, 2023, 2024 and 2025:

	For the years ended September 30,
	2023	2024	2025

Collection and settlement of loans to related parties
Beijing Qichuang	$106	$69	$-
Dr. Houqi Zhang	87	-	-
Mr. Jun Lian	14	-	-
Others	10	1	-
Total	$217	$70	$-

Proceeds from borrowings from related parties
Dr. Houqi Zhang	$1,823	$629	$608
Qifu Future	-	304	-
Mr. Jun Lian	535	268	-
Ms. Jun Wang	-	214	-
Mr. Hui Zhang	14	151	-
Others	3	-	-
Total	$2,375	$1,566	$608

Repayment and settlement of borrowings to related parties
Dr. Houqi Zhang	$2,092	$390	$1,289
Qifu Future	-	305	-
Mr. Jun Lian	535	236	42
Ms. Jun Wang	43	97	111
Mr. Hui Zhang	14	97	13
Zhongchi Chi Fu Management	-	21	-
Total	$2,684	$1,146	$1,455

Loans to related parties
Qifu Future	$-	$83	$-
Zhongchi Chefu Data	-	34	27
Mr. Houqi Zhang	-	-	14
Changsha Tongjie	5	-	-
Others	77	-	-
Total	$82	$117	$41

Payable transfer to Dr. Houqi Zhang
Huashui Yixing to Dr. Houqi Zhang	502	-	-
Zhongchi Chi Fu Management to Dr. Houqi Zhang	-	83	-

Advance to Dr. Houqi Zhang (1)	156	-	-

Advance to Dr. Houqi Zhang and offset between loan from Dr. Houqi Zhang (1)	-	153	-

(1)	Advance to Dr. Houqi Zhang represented cash in advance to Dr. Houqi Zhang for the potential expense for the Group’s financing during the fiscal year 2023, and the advance payment has been offset by the loan from Dr. Houqi Zhang in January 2024.

Amounts due from related parties

Amounts due from related parties consisted of the following for the periods indicated:

		As of September 30,
		2024	2025
Related parties	Nature
Changsha Tongjie (1)	Loan to related party	$1,058	$-
Mr. Yufeng Bai (2)	Loan to related party	295	-
Beijing Qichuang (1)	Loan to related party	89	-
Others	Others	254	10
Total		$1,696	$10
Less: provision of credit losses (3)		(1,402)	-
Amounts due from related parties, net		$294	$10

(1)	The Group has recorded full provision on loan to Changsha Tongjie as of September 30, 2024. The Group has recorded nil and full provision on loan to Beijing Qichuang as of September 30, 2024 and 2025, respectively. During the year ended September 30, 2025, the Group wrote off the loan as the related parties had no operations and the loans cannot be collected.

(2)	The Group has recorded full provision on loan to Mr. Yufeng Bai as of September 30, 2024 as the collectability is remote. The balance as of September 30, 2025 as well as the provision has been reclassified to prepayments and other current assets as Mr. Yufeng Bai was not a related party in the year ended September 30, 2025.

(3)	The total credit loss expenses recorded for the related party receivables were US$1,476, nil and US$391 for the years ended September 30, 2023, 2024 and 2025, respectively. The Company wrote off all balances due from those related parties with no operations.

Amounts due to related parties

Amount due to related parties consisted of the following for the periods indicated:

		As of September 30,
		2024	2025
Related parties	Nature
Dr. Houqi Zhang	Loan from related party	$400	$503
Ms. Jun Wang	Loan from related party	227	111
Others	Others	140	138
Total		$767	$752

21. Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. All the Group’s cash and cash equivalents are held with financial institutions that Group believes to be high credit quality. The Group evaluates its collection experience and long outstanding balances to determine the need for provision for credit losses. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

For the years ended September 30, 2023, 2024 and 2025, no single customer nor supplier represent 10% or more of the Group’s total revenue or purchase.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	As of September 30,
	2024	2025

Percentage of the Group’s accounts receivable
Customer A	*	29%
Customer B	*	25%
Customer C	*	11%
Customer D	35%	*
Customer E	25%	*
Customer F	15%	*

*	represent percentage less than 10%

There was no single supplier who represents 10% or more of the Group’s total accounts payable.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total deferred revenues:

	As of September 30,
	2024	2025

Percentage of the Group’s deferred revenues
Customer J	*	18%
Customer H	10%	*

*	represent percentage less than 10%

22. Segment reporting

The Group’s CODM is its CEO, who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance, and allocating resources. The Group manages its operations and allocates resources as a single operating segment.

The following table includes the significant expense categories and amounts that are regularly provided to the CODM:

	For the years ended September 30,
	2023	2024	2025
Revenues	$113,541	$124,737	$122,799
Less:
Cost of revenues	113,045	123,484	120,645
Selling and marketing expenses (1)	1,137	1,267	1,284
General and administrative expenses (1)	5,370	4,335	8,364
Research and development expenses (1)	1,314	1,098	606
Share-based compensation	-	-	9,401
Other expenses/(income), net (2)	3,224	5,659	(928)
Net loss	$(10,549)	$(11,106)	$(16,573)

(1)	Excludes share-based compensation expenses.

(2)	Includes total other (expenses) income, net and income tax expenses.

23. Commitments and contingencies

(a) Capital commitments

As of September 30, 2024 and 2025, the Group had no capital commitment.

(b) Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable.

In November 2025, the Group received an arbitration filed by Chengdu Dianliang Shuguang Venture Capital Partnership Enterprise (Limited Partnership) (the “Chengdu Dianliang”), one of the non-controlling shareholders of Beijing Quantum, asserting that Autozi China and Beijing Quantum shall pay RMB9,621 (approximately US$1,326) for repurchase of Chengdu Dianliang’s investment in Beijing Quantum and the Group shall bear RMB108 (approximately US$15) for the arbitration fee and a default penalty with default interest accruing at an annual rate of 4% from November 18, 2025. As advised by the litigation counsel, the Group believes Chengdu Dianliang did not provide sufficient evidence to support its claim. As of the issuance date of these financial statements, the Group has engaged an external attorney to appeal for a withdrawal of this result. Since the claim was ongoing at early stage of application to withdraw the mediation without final settlement, the Group did not accrue a liability as of September 30, 2025 as it does not determine it is probable that a loss has occurred, or a reasonable estimate of the loss can be made.

Except for the above, there were no significant pending or threatened claims and litigation as of September 30, 2025 and through the issuance date of these consolidated financial statements.

24. Parent company only condensed financial information

The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in the Company’s subsidiaries. For the parent company, the Company records its investments under the equity method of accounting as prescribed in ASC 323, Investments - Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investments in subsidiaries” and the subsidiaries profit as “Equity in loss of subsidiaries” on the condensed statements of operations.

AUTOZI is a Cayman Islands company and, therefore, is not subjected to income taxes for all years presented. The subsidiaries did not pay any dividend to the Company for the year presented. As of September 30, 2025, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Condensed balance sheets

	As of September 30,
	2024	2025

ASSETS
Current assets
Cash and cash equivalents	$825	$18
Restricted cash	501	-
Prepayments and other current assets, net	5,800	2,516
Amount due from subsidiary of the Company	1,500	4,189
Total current assets	$8,626	$6,723

TOTAL ASSETS	$8,626	$6,723

LIABILITIES AND SHAREHOLDERS’ DEFICIT
LIABILITIES
Accrued expenses and other current liabilities	$62	$-
Amounts due to related parties	21	502
Convertible notes	-	5,184
Investment deficit in subsidiaries	42,284	41,028
TOTAL LIABILITIES	42,367	46,714

Shareholders’ deficit
Class A ordinary shares (US$0.00005 par value; 9,600,000,000 and 9,600,000,000 shares authorized as of September 30, 2024 and 2025, respectively; 1,407,722 shares and 1,894,522 shares issued as of September 30, 2024 and 2025, respectively; 1,407,722 shares and 1,839,798 shares outstanding as of September 30, 2024 and 2025, respectively)*		-
Class B ordinary shares (US$0.00005 par value; 400,000,000 and 400,000,000 shares authorized as of September 30, 2024 and 2025; 691,902 and 613,102 shares issued and outstanding as of September 30, 2024 and 2025, respectively)*		-
Additional paid-in capital	84,824	94,554
Accumulated deficit	(129,532)	(146,040)
Accumulated other comprehensive income	10,967	11,495
Total AUTOZI’s shareholders’ deficit	(33,741)	(39,991)
Non-controlling interests	-	-
Total shareholders’ deficit	(33,741)	(39,991)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$8,626	$6,723

*	The shares and per share information are presented on a retroactive basis to reflect the Share Consolidation (See Note 16).

Condensed statement of operations

	For the years ended September 30,
	2023	2024	2025
Operating expenses
General and administrative expenses	$-	$(129)	$(11,008)
Total operating expenses	-	(129)	(11,008)

Other income/(expense)
Interest expenses, net		(26)	(489)
Fair value changes on convertible notes	-	-	(948)
Other expense	-	-	(1,534)
Equity in loss of subsidiaries	(10,152)	(10,701)	(2,529)
Loss before income tax expense	(10,152)	(10,856)	(16,508)
Income tax expense	-	-	-
Net loss	$(10,152)	$(10,856)	$(16,508)
Less: net loss attributable to mezzanine equity	(162)	(153)	-
Less: accretion of mezzanine equity to redemption value	11,587	10,300	-
Plus: conversion of redeemable principal interests into ordinary shares upon IPO	-	53,469	-
Net loss attributable to AUTOZI’s ordinary shareholders	$(21,577)	$32,466	$(16,508)

Condensed statement of cash flows

	For the years ended September 30,
	2023	2024	2025
Net cash used in operating activities	-	(7,703)	(3,651)
Net cash generated from investing activities	-	-	-
Net cash generated from financing activities	-	9,029	2,343
Net increase/(decrease) in cash and cash equivalents:	-	1,326	(1,308)
Cash, cash equivalents and restricted cash at the beginning of year	-	-	1,326
Cash, cash equivalents and restricted cash at the end of year	-	1,326	18

25. Subsequent events

The Company has evaluated subsequent events through the date of issuance of the consolidated financial statements and noted that there are no other subsequent events that would require recognition or disclosure in the Company’s consolidated financial statements except for the events mentioned below.

Pursuant to the Convertible Notes in Note 11, as of the issuance date of this report, the Holder has converted an accumulated amount of US$3,535, which is 110% of the principal and interests based on the contract, to 50,438,283 Class A ordinary shares (retrospectively adjusted as 1,008,766 Class A ordinary shares for effect of Share Consolidation).

On November 14, 2025, the Company’s subsidiary, Autozi Supply Chain Management (Beijing) Co., Ltd. (“Autozi Supply Chain”) has borrowed RMB2,000 (approximately US$281) from Bank of China Beijing Haidian Branch. The loan will mature in November 2026 with an annual interest rate of 2.45%. Mr. Xinhao Sun, the legal representative and non-controlling interest of Autozi Supply Chain provided personal guarantee for this loan.

In November, 2025, the Board appointed Mr. Shirong Tong as a new director and the joint Chief Executive Officer of the Group.

On December 8, 2025, the Company entered into a Securities Purchase Agreement with certain non-U.S. investors (collectively, the “Investors”) in a private placement exempt from registration. Pursuant to the Securities Purchase Agreement, the Company agreed to sell to the Investors an aggregate of 1,748,630,000 Class A ordinary shares (retrospectively adjusted as 34,972,600 Class A ordinary shares for effect of Share Consolidation), par value $0.000001 per share of the Company at a price of US$0.0183 per share (retrospectively adjusted as approximately US$0.915 per share for effect of Share Consolidation). The Company received all consideration in cash on January 7, 2026.

